  Filed Pursuant to Rule 424(b)(4)
 Registration Nos. 333-259828 and 333-260989
PROSPECTUS
1,692,308 Shares
Common Stock

This is Winc, Inc.’s initial public offering. We are selling 1,692,308 shares of our common stock.
The public offering price is $13.00 per share. Our common stock has been approved for listing on the NYSE American under the symbol “WBEV.”
We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and are subject to reduced public company disclosure standards. See “Prospectus Summary—Implications of Being an Emerging Growth Company and Smaller Reporting Company.”
While we will not qualify as a “controlled company” as defined under the rules and regulations of the NYSE American, our officers and directors and their related parties and other holders of more than 5% of our common stock will collectively control approximately 56.9% of our common stock after the consummation of this offering (assuming no exercise of the underwriters’ option to purchase additional shares) and as a result will be able to exert significant influence over the management and affairs of the company and most matters requiring stockholder approval following the offering.
Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 27 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$13.00	$22,000,004.00
Underwriting discounts(1)	$0.91	$1,540,000.28
Proceeds to Winc, before expenses	$12.09	$20,460,003.72

(1)
We have agreed to reimburse the underwriters for certain expenses. We refer you to “Underwriting” beginning on page 170 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional 253,846 shares of common stock from us at the initial public offering price, less the underwriting discounts, for 45 days after the date of this prospectus.
The shares will be ready for delivery on or about November 15, 2021.

Spartan Capital Securities, LLCRevere Securities LLC

The date of this prospectus is November 10, 2021

THE
WONDERFUL
WINE CO
CLEAN WINE
MADE WITH ORGANIC GRAPES
SUSTAINABLY-FARMED
VEGAN-FRIENDLY
W

Winc

The Future of Wine

We build brands for the next generation of wine drinkers.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

Trademarks and Tradenames
“Winc, Inc.,” “Winc,” “BWSC, LLC,” our logo and other registered or common law trade names, trademarks or service markets of Winc appearing in this prospectus are the property of Winc. This prospectus contains additional trade names, trademarks and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, our trade names, trademarks and service marks referred to in this prospectus appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trade names, trademarks and service marks.
Glossary
As used in this prospectus, unless the context otherwise requires, references to:
•
“Alcoholic Beverages” means wine, spirits and beer and the “Alcoholic Beverages market” or “Alcoholic Beverages industry” means the wine, spirits and beer market in the United States;

•
“AOV” means average order value, which, for any period, represents the sum of DTC net revenues divided by the total orders placed in that period;

•
“CAC” means consumer acquisition cost, which, for any period, represents performance and marketing expense attributable to consumer acquisition less the gross profit from gift card sales, divided by the number of new members that have signed up to participate in the Winc.com membership program for that same period;

•
“case” means a standard 12 bottle case of wine, in which each bottle has a volume of 750 milliliters or nine liters in total;

•
“CPG” means consumer product goods;

•
“core brands” refers to the following brands: (i) “Summer Water” or “SW;” (ii) “Wonderful Wine Company” or “WWC;” (iii) “Lost Poet” or “LP;” (iv) “Folly of the Beast” or “Folly;” and (v) “Chop Shop, or “Chop;”

•
“DTC” means direct-to-consumer;

•
“LTR” means consumer lifetime revenue, which represents for any member or group of members as of any date the total revenue generated from each member or group of members as of such date on the Winc digital platform;

•
“LTV” means consumer lifetime value, which represents the total gross profit generated from each member on the Winc digital platform on a 5-year historical basis, adjusted for any unused credit breakages; total gross profit generated from each member is determined by reducing revenue for any unused credit breakages, multiplying each month of revenue by the associated average gross margin percentage generated in 2020, and then summing the dollar values on a cumulative basis; to properly account for gross margin differences between the discounted initial purchase and subsequent months, we multiply the average 2020 gross margin percentage from initial discounted purchases to the first month of revenues and the average 2020 gross margin percentages from such segment purchases to the revenues from all subsequent months;

•
“price bands” means the price-point segments in the wine market consisting of:

◦
“Value” wines with a $9.99 or lower retail price per bottle;

◦
“Premium” wines with a $10.00-$29.99 retail price per bottle; and

◦
“Luxury” wines with a $30.00 or higher retail price per bottle; and

•
“three-tier system” means the system for distributing Alcoholic Beverages set up in the United States after the repeal of the prohibition. The three tiers are importers or producers, distributors and retailers. Under the traditional three-tier system, producers can sell their products only to wholesale distributors who then sell to retailers, and only retailers may sell to consumers. Today, sales of Alcoholic Beverages are permitted online outside of the three-tier system, through direct-to-consumer licenses.

i

PROSPECTUS SUMMARY
This summary highlights information contained in more detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.
Unless the context requires otherwise, references to “Winc,” the “Company,” “we,” “us,” and “our,” refer to Winc, Inc. and its consolidated subsidiary.
Winc: We Bring Everyone to the Table
We are one of the fastest growing at scale wineries in the United States. Over the past two years we have grown by approximately 80% in case volume sold, with the sale of over 430,000 cases in 2020. Our growth is fueled by the joint capabilities of our data-driven brand development strategy paired with a true omni-channel distribution network. Since March 2020, we have experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. Industry research and steady consumer demand lead management to believe that this is a permanent shift in consumer behavior. For example, a 2021 Sovos report assessing DTC wine shipment data concluded that the boosts in DTC wine purchasing relating to the impacts of COVID-19 will continue once the pandemic ends and may drive continued growth. Though we cannot guarantee that our historical growth rates will be indicative of future growth, we believe our balanced platform is well-suited to gain market share and drive meaningful long-term growth in the approximately $400 billion Alcoholic Beverages market. Winc's mission is to become the leading brand builder within the alcoholic beverages industry through an omni-channel growth platform.
As product innovators focused on building durable brands that consumers love, we have developed a proprietary process, called Ideate, Launch and Amplify, that has allowed us to consistently produce quality wine brands in a capital-efficient fashion. We believe this process is unique within the Alcoholic Beverages industry. The key components of our brand building strategy are as follows:
Ideate:   The Winc digital platform is the starting point for our brand ideation process. Ongoing analysis of consumer data and ordering habits of our growing member base that consisted of approximately 120,000 members as of June 30,2021 provides near real-time insights into shifting and emerging consumer preferences. For years we have been learning and constantly refining our understanding of the key signals coming from our consumer data that we believe have the greatest predictive power. We then combine those signals with an extensive review of industry data trends and qualitative inputs from our winemakers, sommeliers and creative team to discern the most compelling product opportunities for our development team to begin the brand-building process.
Launch:   After our team has delivered a target product from the Ideate process, we then design the brand and associated beverage formulation. With our asset-light outsourced production model, we produce initial inventories and prepare to launch the product on the Winc digital platform directly into our consumer base. We were able to take the last ten innovation projects launched into the DTC channel from initial bottling to receiving consumer feedback in under two months on average, compared to what our management believes is typically a feedback cycle of 6 to 12 months for traditional winemakers. Once our products begin to be sold on the Winc digital platform, we can quickly identify brands that are demonstrating strong initial traction using a variety of key data points, such as click-through metrics, consumer ratings and social listening and re-order rates. We aim to launch 8-10 innovation brands a year on the digital platform. For those brands showing breakout potential, we further test, refine and iterate in a rapid and capital-efficient manner before ultimately Amplifying the most promising brands to broader distribution.
Amplify:   With validation from consumers and proprietary sell-through data from our Winc digital platform, we aim to take one or two of the best performing new brands each year and Amplify them by scaling the new products across our high-volume omni-channel distribution platform. Our proprietary data enables us to better predict and validate demand prior to a broad wholesale launch, supported by extensive digital marketing. This both lowers the launch-related risk of our brands and allows for superior targeting capabilities, which we believe increases the attractiveness of our brands to wholesale distributors and retailers, both of whom are eager to add predictably high-velocity and profitable brands to their offerings.

Ideate

8-10 launches targeted a year

$270K development cost[1]

Approximately 2 months - average time from bottling to customer feedback[2]

Launch

~120k monthly subscribers[3]

Refine ads, key words, attributes, merchandising

Gather intelligence, ratings & feedback

Identify breakouts

Amplify

Accelerate breakouts

Increase capital allocation, marketing, omni-channel distribution

Invest in rich storytelling

Pull into national wholesale network

1. Weighted average of 2019 and 2020 development costs
2. Using innovation projects that were launched online from 2019-2020
3. As of June 30, 2021

We believe our Ideate, Launch and Amplify brand development process incorporates the “Best of the New” and “Best of the Old” aspects of Alcoholic Beverages brand creation in a truly omni-channel fashion. The “Best of the New” is highlighted by our data-rich DTC relationships via the Winc digital platform. This data is a critical competitive advantage that we use to help shape the ideation and development of our brands. Our digitally native roots also provide us with a strong core competency in digital marketing and data analytics that allows us to interact in a more targeted and direct fashion with end-consumers and Amplify brands in ways the legacy Alcoholic Beverages companies have yet to consistently utilize. Our “Best of the Old” strategy is encompassed by our appreciation of the value creation potential and durable power of proprietary brand development, as well as the scale benefits that can be achieved by leveraging the legacy wholesale distribution channel. Today, more than 90% of wine is still purchased according to the legacy three-tier system, which mandates a supply chain through which alcohol suppliers may sell only to wholesale distributors, wholesale distributors to retailers and retailers to consumers, unless selling through direct-to-consumer licenses.
The symbiotic relationship of “Best of the New” and “Best of the Old” is highlighted in the graphic below: The “Best of the New”, represented in yellow, highlights our ability to generate a direct connection with consumers that effectively pulls brands into retailers and wholesale distributors, while the “Best of the Old”, represented in black, highlights our ability to effectively partner with wholesale distributors and retailers to push and ultimately scale promising brands to consumers.

We view our omni-channel platform as highly complementary because it creates a positive feedback loop where incremental scale on either side of our platform begets scale and success on the other. This “Scale Begets Scale” dynamic allows the online and offline businesses to be self-reinforcing rather than competing. As our brand portfolio expands over time, we believe our DTC channel will become more desirable to existing and potential members who will have an increasing number of highly rated and more recognizable products to choose from each month. We believe over time this will lower our consumer acquisition cost, or CAC, improve retention rates and increase average order value, or AOV, thereby allowing us to take a larger share of our consumer’s wine-buying wallet. We expect the resulting growth in our DTC channel to provide us with increased scale and selling, general and administrative expense, or SG&A, leverage that will be used to reinvest in strengthening and better powering our data set, which we consider to be critical to driving innovation and effectively launching successful new core products into the wholesale channel. In turn, we expect this brand portfolio to further solidify our relationship with wholesale distributors, resulting in an expansion of retail accounts and shelf space with retailers and greater brand recognition on the part of consumers, which then strengthens our subscription offering, and the cycle continues. We believe that this increasingly powerful “Scale Begets Scale” dynamic provides us with a highly differentiated and strong competitive position within the rapidly evolving Alcoholic Beverages marketplace.
At one time, this omni-channel approach might have created the perception of a potential for “channel conflict” between us and wholesale distributors and retailers. However, we believe that our partners within the wholesale channel recognize that our Winc digital platform allows us to provide them with key data to help de-risk brand launches and increase the odds that our brands will become high performers on store shelves. Rather than disrupt the traditional wholesale distribution network, we consider our relationships with wholesale distributors and retailers to be more like strategic partnerships as we help them address the next generation of wine buyers with unique branding, digital marketing capabilities and de-risked brand launches.
Our Market Opportunity
At approximately $400 billion in sales within the United States in 2018, the Alcoholic Beverages category represents one of the largest total addressable market opportunities, or TAMs, in the entire consumer product goods, or CPG, landscape, far bigger than other leading sub-sectors, such as salty snacks, soft drinks, coffee and pet food. The attractiveness of the Alcoholic Beverages market is further enhanced by the highly recurring and frequent nature of product usage by consumers. A Wine Market Council survey of U.S. adults found that 54% consume wine at least once a week. Finally, leading Alcoholic Beverages companies have consistently reported among the highest profit margins within the broader CPG space. We believe this combination of market size, frequency of consumption and strong profitability makes the Alcoholic Beverages market a very attractive backdrop for us to pursue our open-ended platform development opportunity across other beverage verticals.

CPG categories ($B) [1]

Beer
Spirits
Wine
Coffee (2)
Pet Food
Soft Drinks
Salty Snacks
0
50
100
150
200

(1)
Statista, 2018

(2)
Speciality Coffee Association of America, 2015

The wine market can be further delineated into three distinct price point ranges: $9.99 or lower retail price per bottle, $10.00—$29.99 retail price per bottle and $30.00 or higher retail price per bottle. We call these three price bands Value, Premium and Luxury, respectively. In 2020, the Premium price band represented 262 million cases of wine, which was nearly 70% of the overall U.S. wine market and the fastest growing price point range from 2015 through 2020. Value, on the other hand, declined over the same period. While we plan to offer products across several price points over time, we have historically achieved our greatest success by focusing on the larger and more attractive Premium category. We believe this is due to consumer preferences for a well-regarded flavor profile, a strong brand and a reasonable price point. In our view, the Premium category is where we believe that meaningful scale can be achieved by a winemaker and it is also where we intend the vast majority of our wines will be positioned going forward.
U.S. Wine Volume Market Share by Price Band
Source: International Wine and Spirits Record (IWSR), 2020. Includes still, sparkling, fortified, light, aperitif and other wines.
In addition to our broad exposure to the highly attractive Premium segment of the wine category, we believe we are well positioned to benefit from two additional important trends that are currently re-shaping the Alcoholic Beverages industry:

First, from a demographic perspective, we believe the rise of Millennials and Gen-Z drinkers, whom we call “Next-Gen” consumers, has the potential to create a large shift in market-share across the entire Alcoholic Beverages industry, as demonstrated in the wine industry. Over the last 30 years, Baby Boomers and Gen X have driven wine consumption, with approximately 73% market share in 2020. Over the next five years, the demographics of wine drinkers are expected to continue to shift to Millennial and Gen-Z consumers who are developing new taste preferences, discovery patterns, consumption frequencies and price points. With 76% of our Winc.com members aged 44 or younger, and a branding strategy that strongly resonates with these younger consumers, we believe we are well positioned to capitalize on the rapidly evolving demographic shift taking place within the wine industry.

US wine consumption by age over time
11%
35%
40%
14%
35%
29%
35%
27%
17%
13%
43%
2015
2025E
2035E
Gen Z
Millennials
Gen X
Baby Boomers
68+ years old
youngest
oldest

Source: Silicon Valley Bank: State of Wine Report, 2016.
Second, like many other sectors, the Alcoholic Beverages industry is experiencing a meaningful shift to online purchasing. This shift was accelerated by the COVID-19 pandemic, which drove increases in e-commerce spending within the Alcoholic Beverages category, one that has traditionally been slow to adopt change. As a result, online sales accelerated dramatically over the past eighteen months. The size of the DTC wine market in the U.S. as of the end of 2020 was measured by a 2021 Sovos report as $3.7 billion. However, we believe that the go-forward opportunity remains even greater, as Alcoholic Beverages remain meaningfully under-indexed relative to other CPG categories in-terms of overall e-commerce penetration. According to Information Resources, Inc., or IRI, and the International Wines and Spirits Record, or IWSR, in 2020, alcohol online penetration was only 1.6%, while CPG online penetration reached 7.8%. By 2024, it is forecasted that alcohol online penetration will reach 7.0%. While online alcohol penetration is low in comparison to CPG online penetration, the online penetration figure for alcohol in 2024 is significant because it supports our belief that alcohol will increase towards the penetration levels realized by CPG. Due to our digitally native roots and large current online presence, we believe we are well-positioned to capitalize on these shifting channel dynamics, as more and more consumers routinely discover and order their Alcoholic Beverages products online. Additionally, we believe the biggest winners in the industry will be those that most effectively create a highly synergistic omni-channel purchasing experience for their consumers.

Alcohol vs. CPG Online Penetration
Source: IRI, International Wine and Spirits Record (IWSR), 2020.
The Competitive Landscape
By incorporating the “Best of the New” and “Best of the Old” into our business model, we currently maintain a highly differentiated competitive position within the Alcoholic Beverages industry, as we sit squarely between the legacy shelf-focused brand developers and the newer breed of DTC online-focused wineries.
Legacy shelf-focused brand aggregators have historically built and consolidated brands over the course of many years with significant capital investments in physical assets, traditional brand marketing and M&A to create the scale necessary to become preferred partners to wholesale distributors, which in turn, has allowed them to maintain a dominant share of shelf space throughout the wholesale channel.
We firmly believe a true brand builder in the Alcoholic Beverages industry must become a scaled partner to wholesale distributors and retailers, and our aspiration is to become a Top-10 partner to the major wholesale distributors. However, we plan to accomplish this in a manner that is meaningfully different from legacy brand aggregators. First, we believe our unique and modern branding resonates particularly well with the faster-growing and younger generation of wine consumers, which are becoming an increasingly important demographic to the industry. Second, we believe the combination of data generated from the Winc digital platform, our direct relationship with consumers and our digital marketing expertise materially de-risks wholesale brand launches and enables more effective targeting than more traditional branding and marketing techniques. Third, our asset-light production model is far more capital-efficient and dramatically reduces time to market for potential break-out brands, as compared to legacy shelf-focused brand aggregators. Finally, we have found that wholesale distributors and retailers greatly value the additional insights we bring them from our broader data set, which allows them to better understand emerging trends in the rapidly evolving Alcoholic Beverages market.
In stark contrast to our efforts to become a critical partner to wholesale distributors and retail chains that are seeking to effectively reach the next generation of wine consumers, many online-only wineries with a DTC subscription model have made a strategic decision to completely bypass and disintermediate the traditional wholesale distribution channel. We believe this is a less scalable business model with a substantially smaller TAM.
Our goal is to serve all Alcoholic Beverages consumers across all available distribution channels, whether they choose to purchase product in a store, in a restaurant or online. We believe this is best accomplished by building a large portfolio of durable brands that successfully scales through a true omni-channel distribution platform.
Competitive Strengths
Highly Innovative, Differentiated and Repeatable Brand Development Strategy—We have demonstrated a consistent ability to use our Ideate, Launch and Amplify framework to launch multiple brands that resonate with consumers and remain on strong upward growth trajectories. Since January 1, 2016, we have released five brands that, based on their success in both the DTC and wholesale channels, we consider to be part of our core brand offering today, with two of those being released in the past three years. These five core brands have been Amplified in the wholesale channel, representing approximately 24% of our net revenues for the fiscal year ended December 31, 2020 and 53% year over year core brand net revenues growth from 2019 to 2020. Each of our current core brands has individually generated more than $1.0 million in net revenues through the DTC channel and more than $0.5 million through the wholesale channel in the last 12 months, and we believe has the potential to continue to grow sales through the wholesale channel. We aim to Amplify one or two additional brands each year with similar revenue and growth profiles in both channels from 8-10 innovation launches, which we believe is achievable based on our track record of success. As our digital consumer base continues to grow and our processes and data analytics capabilities are further refined, we anticipate building a larger portfolio of brands that will be marketed broadly both throughout the wholesale channel, as well as on the Winc digital platform. We believe this proven ability to successfully launch brands in a repeatable and predictable fashion is a core competency for us and a durable competitive advantage.
Barrier to Entry Created by Extensive Portfolio of Owned Brands—We have successfully launched and grown multiple highly rated and award-winning wines. Summer Water, Lost Poet, Wonderful Wine Co., Chop Shop and Folly of the Beast form the focus of our portfolio, comprised of a strong and diverse collection of wine brands, our net revenues from our core brands grew by approximately 53% from 2019 to 2020. Collectively, we have won multiple awards, including Summer Water as #56 on the Top 100 wines of 2020 by Wine Enthusiast.

Low Turnover in Top 15 Wine Brands in the US 2015 and 2019
Source: 2020 Wine Handbook, Beverage Information Group.
Attractive Return on New Product Development—We believe our brand development framework allows us to Ideate and Launch brands in a rapid and capital-efficient fashion. In 2019 and 2020, we spent an average of approximately $270,000 per brand to develop and launch new brands. On average, the brand level gross profit from new brands has typically exceeded this initial brand investment in eight months, regardless of whether it is eventually Amplified into the wholesale channel and becomes a core component of our ongoing portfolio. We believe this ability to quickly recoup initial investments by selling newer brands through the Winc.com subscription site helps minimize financial risk associated with new product launches. Moreover, when a potentially higher performing brand is identified, we believe it has the opportunity to become a core brand in our portfolio, with appeal across both DTC and wholesale channels, and represent greater long-term return on invested capital. Each of our core brands currently generate between $1.0 million and $10.0 million in annualized revenues, and in 2020 collectively generated approximately $15.4 million in net revenues, with gross margins averaging approximately 40%.
For the year ended December 31, 2020, our five core brands generated gross profits there were on average 4.6 times greater than the average per-brand development cost of $270,000. Our largest brand, Summer Water, generated a gross profit that was 9.9 times greater than the average per brand development cost of $270,000, and a cumulative gross profit since its launch in 2016 through the end of 2020 that was 32.1 times greater than the average per brand development cost. Even our weakest innovation brand in 2020 still generated a gross profit that was 1.3 times greater than the average development cost of $270,000.

(1)
Development costs include the addition of the prior 3 months of internal G&A that were directly involved in the development and launch of the product into market.

(2)
Innovation projects are defined as new brands and/or varietal extensions of existing brands that recorded their first sales in either 2019 or 2020 and received dedicated internal resources during their development.

As evidenced by our return on our core brands to date, we believe our brand development framework and portfolio management strategy represents a repeatable process that allows us to generate attractive returns on successful brand launches while minimizing the financial risk associated with new product launches. We believe we have the opportunity to continue to improve on these returns on investments in new products as our omni-channel distribution platform continues to scale with a growing number of Winc.com members and on account of a larger physical retail account presence in the wholesale channel.
Uniquely Scaled Data and Analytics Capabilities—We collect a wealth of proprietary data from the approximaty 120,000 monthly members, as of June 30, 2021, on Winc.com providing over 4.3 million ratings of our wines. We use this data, which includes click-through rates, re-order frequency, consumer feedback and additional metrics to help shape our brand development process, optimize the Winc.com consumer experience and collaborate effectively with wholesale distributors.
However, it is not the data alone that provides us with such a differentiated competitive position, but rather the seven plus years of experience our team has had to optimize the key signal values coming from all this data. It has been a constant learning process that has increasingly deepened our understanding of how to best translate the raw data coming from Winc.com into effective brand development strategies and eventually success in the wholesale channel. We believe that the difficulty of replicating years of constant learning, iteration and improving analytic processes around this accumulating data set, along with the actual data itself, reflects the source of our data-based competitive advantage.
Global Access to Raw Materials and Dynamic Supply Chain—Due to our outsourced production model, we are not reliant on any one vineyard or geographic region to source raw material for our brands. As a scale producer, we are able to procure high quality grapes and raw materials from an ever-growing list of sources and create a supply chain that is both deep and diversified. The depth of our raw material procurement abilities has allowed our winemakers to be very creative in their winemaking formulation and enabled our top brands to scale without significant constraint. Finally, it allows us to manage inventory in a highly capital-efficient fashion. We believe this dynamism represents a meaningful strength in comparison to a more traditional asset-heavy winery built around a finite set of vineyards in one geographic region.
Rapidly Expanding Omni-channel Distribution Network—With approximately 120,000 Winc.com members, as of June 30, 2021, 2020, and a rapidly growing wholesale presence that serviced over 7,700 retail accounts in 2020, we have established a resilient and differentiated omni-channel distribution network. Our goal is to continue to grow both the Winc.com member base and expand our wholesale presence to at least 50,000 retail accounts in the next five years.
In our view, a key driver of success in our industry is an ability to synergistically pair proprietary brands that excite consumers with extensive omni-channel distribution. While there are thousands of small wineries in the United States, the vast majority lack the necessary distribution to achieve broad recognition of their brands through the wholesale channel. A lack of extensive distribution is the key barrier to scale for any small or emerging wine brand.
We are now well down the path of building a fully scaled omni-channel distribution network that will allow us to fully Amplify our brands, both online and offline, to maximize their financial impact, reach more consumers and maximize brand awareness. As described in our “Scale Begets Scale” strategy, as our DTC channel expands, we expect that we will have increased opportunities to innovate and market new products. Likewise, as our wholesale business scales, we believe that when we launch brands validated through our DTC channel, the brands will scale much more quickly in the wholesale channel. We view this self-reinforcing relationship as an enormous competitive differentiator in the highly fragmented wine industry, where many producers are destined to remain sub-scale due to a lack of distribution in both channels.
Self-Reinforcing Benefits from Omni-Channel Strategy

Innovation and digital marketing creates brand success in wholesale
Marketing / Data / Innovation
DTC
Acquisition / AOV / Retention
Winc
Retail Accounts / Velocity / New Brands
Wholesale
Scale / Brand Awareness
Recognized portfolio of brands improves Winc experience for future customers

Growing Scale with Key Wholesale Distributors and Retailers—Historically, there has been little turnover of top suppliers to the industry’s key wholesale distributors, as scaled brand aggregators and the largest wholesale distributors tend to become entrenched partners. To become a key partner to these critical wholesale distributors and fully capitalize on the growth opportunity presented by the legacy distribution system, we intend to continue presenting key wholesale distributors and retailers with a broad portfolio of differentiated brands that we believe will resonate strongly with consumers based on extensive testing and data analysis through the Winc.com site. We believe our wines are attractive to wholesale distributors due to: (1) the uniqueness of our branding, which resonates strongly with the increasingly important younger average wine drinker; (2) the data-backed evidence of demand for our wines; and (3) superior targeting capabilities due to our data analytic and digital marketing expertise. As sales grow and we expand our portfolio of brands with success across both DTC and wholesale channels, we would expect our relationship with key wholesale distributors to also grow and expand. Once we reach our goal of becoming a top ten wine supplier to the wholesale distributors, these critical relationships become a strong differentiator and large competitive moat for us by helping us grow and maintain shelf space throughout the entire retail landscape.

Attractive Financial Profile Enables Reinvestment to Drive Growth—We believe the recurring nature of our subscription driven DTC revenues, relatively high gross margins and our asset-light business model provide us with sustainable competitive advantages to reinvest in brand building, marketing, consumer acquisition and distribution expansion. Our view is that a strong underlying financial profile that produces SG&A leverage to invest in building scale is critical to our long-term success. Key differentiators of our financial model are as follows:
•
Recurring Nature of Revenues—We believe the stickiness of wine brands that achieve scale, high frequency usage patterns of Alcoholic Beverages consumers, recurring subscription-based revenues at Winc.com, as well as durable relationships with key wholesale distributors and retailers will enable us to grow steadily over time.

•
Attractive Gross Margins within the CPG Industry—Alcoholic Beverage gross margins tend to be well above average when compared to the broader CPG industry. Industry constituents we surveyed had gross margins of 47.0% for the years ended December 31, 2020 and 2019, and our gross margins were 40.7% and 42.3% for those same periods. In comparison, the S&P 500 Consumer Staples Index had gross margins of 29.5% for the years ended December 31, 2020 and 2019, according to S&P Capital IQ. This allows us to disproportionately invest in growth over the near and intermediate-terms, which we believe will increase our operating margins through SG&A leverage as we continue to scale.

•
Asset-Light Business Model and Flexible Supply Chain—Our dynamic supply chain and outsourced production model allow us to use SG&A leverage to invest Gross Profit dollars into building brands. It also allows us to satisfy inventory needs in a more predictable and lower-risk fashion than more asset-heavy legacy wineries.

First-Class Management Team and Organizational Structure Built for Brand Innovation—Our management team consists of brand-building specialists and operators with broad experience across the CPG industry, experienced winemakers and proven marketing professionals. Over the past several years, this team has demonstrated an ability to develop a high-growth DTC subscription platform and successfully launch a strong portfolio of wine brands into the wholesale channel with speed and scale in a repeatable fashion.
While we believe these factors will contribute to further growth and success, we cannot assure you that the market or demand for our products will continue to grow as we anticipate or that we will be able to achieve or maintain profitability in the future. For example, beginning in March 2020, we saw an increase in DTC demand, primarily, we believe, as a result of purchases arising from more consumers working remotely during the COVID-19 pandemic and thus, spending more time at home and the unavailability of public venues. If remote work conditions end, more public venues reopen and consumers spend less time at home, our members may elect to purchase fewer products or may elect to purchase products from traditional brick and mortar stores rather than from our website, which could materially and adversely affect our business and results of operations.
If we are unable to accomplish these goals or grow our presence in both DTC and wholesale channels, our business could suffer. We have historically been dependent on a combination of debt and equity financing to fund our operations, we have incurred net losses each year since our inception and we may not be able to achieve or maintain profitability in the future.
Growth Strategies
New Brand Development and Portfolio Optimization—The primary driver of our long-term growth strategy is our ability to consistently and predictably build innovative new products that, in aggregate, become a leading portfolio of owned brands in the Alcoholic Beverages industry. The expansion and optimization of this portfolio remains a key enabler of all our other growth strategies.
Drive Efficient Online Consumer Acquisition at Winc.com—Winc.com is unique in that our leading wine subscription platform is not only designed to delight consumers, but also bring critical information that delivers strategic value to our brand-building efforts. As a result, Winc.com is a key pillar in our broader omni-channel distribution strategy but because online consumer acquisition is not our primary driver of long-term growth, we plan to remain highly disciplined in managing our online marketing initiatives, as demonstrated through CAC. We believe this strategy allows for high returns on consumer acquisition and short payback periods. Our disciplined approach has allowed us to achieve an average LTV/CAC ratio of in excess of 3.0x when observing the 2014-2016 cohorts, which provides data to calculate this on a 5-year historical basis. Furthermore, on a nearly 5-year historical basis, our 2017 cohort has demonstrated an LTV/CAC ratio in excess of 4.0x to date, as of May 1, 2021. More recently, consumers in our 2020 cohort have already demonstrated a return of 2.3x LTV/CAC in the first year since consumer acquisition and 2.6x on a fully-aged basis, as of May 1, 2021. By increasing wholesale penetration and continuing to provide new products, we also aim to improve the retention rates and AOVs through a variety of digital analytic and marketing strategies. However, our core belief is that over time, the best and most sustainable way to retain members, and expand their purchases on our site, is to develop the strongest possible core portfolio of widely recognized, differentiated and well-loved brands and make them available on Winc.com. We believe this strategy will result in improved CACs and AOVs as well-recognized brands will draw consumers to the Winc.com site in a more organic fashion, improve the likelihood that they will remain members and increase AOVs as we take a larger share of their Alcoholic Beverages buying wallet.
Multiple Levers for Wholesale Expansion—We believe our opportunity to expand in wholesale is multi-faceted, with several key levers to drive outsized growth:
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Wholesale Retail Account Expansion: Our goal is to leverage our relationships with national and regional wholesale distributors to meaningfully expand our retail accounts from 7,700 retail accounts serviced in 2020 to over 50,000 retail accounts in the next five years. Recent wins with shelf-space at large chains, such as Target, Walmart, Total Wine and Spirits, Kroger and HEB, as well as strengthening relationships with key wholesale distributors, has increased our confidence in an accelerated path to our retail account growth targets.

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New Brands Drive SKU Growth: We plan to capitalize on our ability to develop brands that consumers love in an effort to capture more shelf space with additional stock keeping units, or SKUs, at each retail location, which should grow revenues per retail account.

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Increase Shelf Velocity: We plan to continually Amplify and market our core brand portfolio on an ongoing basis to drive sell-through and increase shelf velocity. Additionally, we expect relationships with last-mile delivery providers such as Amazon Prime, GoPuff, Instacart and Drizly will help to continue to increase wholesale channel velocity.

Adjacent Category Expansion—We plan to expand our TAM by creating new innovative products that are closely adjacent to our current wine product offerings, such as Saké, Prosecco and ready to drink wine cocktails. We also believe that our unique, omni-channel platform could be applied to entirely new categories, such as spirits, beer and non-alcoholic celebratory beverages, significantly increasing our addressable market. Our goal is to create the broadest possible portfolio to maximize our exposure to the approximately $400 billion U.S. Alcoholic Beverages market. We believe our Ideate, Launch and Amplify brand development process can be leveraged into these other targeted categories in a seamless fashion.
Growth through Acquisitions in Highly Fragmented Markets—In addition to organic growth of our brand portfolio and distribution scale, we believe we will have opportunity to grow through acquisitions. Per the SVB 2020 State of the U.S. Wine Industry report, more than half of all small wineries have expressed an interest in engaging in M&A over the next several years as an exit opportunity. While our growth and success are not contingent upon future acquisitions, we are constantly evaluating acquisition opportunities and believe our organization is positioned to Amplify any brands we acquire by providing digital marketing expertise and a national wholesale distribution network to accelerate growth and improve a potential target’s existing business.
Despite our confidence in our products and growth strategy, we cannot guarantee that our historical success will be indicative of future growth. For example, the COVID-19 pandemic has significantly accelerated consumer adoption of a wide variety of at-home delivery services, including in the Alcoholic Beverages sector. Since March 2020, we have experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. Industry research and steady consumer demand lead management to believe that this is a permanent shift in consumer behavior. For example, a 2021 Sovos report assessing DTC wine shipment data concluded that the boosts in DTC wine purchasing relating to the impacts of COVID-19 will continue once the pandemic ends and may drive continued growth.
Our Products
Our Portfolio of Core Brands
Summer Water, or SW—Launched first as a DTC product, Summer Water gained national acclaim without presence in the legacy wholesale channel. Since launching in the wholesale channel, it has continued to scale by achieving high velocity and becoming the #7 best-selling pure play rosé brand in the United States. Cases of Summer Water sold increased from approximately 29,000 in 2019 to approximately 45,000 in 2020, representing year-over-year growth of 55%. As the brand has scaled, quality has continued to improve as new vintages achieve higher ratings by our members. SW is a nationally recognized brand, ranking #56 on Wine Enthusiast’s top 100 Wines of the Year in 2020 and reaching 75,000 cases of production in 2020 with a single SKU. SW generated approximately $4.3 million in net revenue in the six months ended June 30, 2021. New line extensions include a chilled red “Keep it Chill”, 187 milliliter single serve “Droplets” and “Bubbly” a sparkling rosé.
Wonderful Wine Company, or WWC—Despite being launched during a challenging COVID-19-impacted market, WWC achieved immediate traction with consumers and sold approximately 17,000 cases in 2020. A digital-first strategy built brand awareness rapidly and gained the interest of national retailers, such as Walmart, where the brand launched in the second quarter of 2021 and generated approximately $1.9 million in net revenue during the six months ended June 30, 2021. The brand was the result of proprietary data and insights from our DTC consumers. We expect this “better for you, better for the world” brand platform will see additional releases in environmentally sound Tetra and three-liter box formats this year.
Lost Poet, or LP—The raw material (wine) in LP is our highest-rated red blend with nearly 105,000 ratings in addition to being rated in the top 3% of the world by Vivino in 2017 and has seen increasing ratings ever since. While the high quality of the wine was validated by our DTC consumers, we did not have a scalable brand. To reach a key shopper profile for our retailers, we crafted a brand and marketing strategy to target younger female consumers by partnering with Atticus, a best-selling author and Instagram poet. The highly successful re-launch quickly achieved national press, influencer pick-up and a placement with Target. Our digital approach creates unique opportunities to develop best-in-class products and become a strategic partner in expanding the wine category with their high-value consumers. Cases of Lost Poet sold increased from approximately 5,000 in 2019 to approximately 14,000 in 2020, a 170% year-on-year growth and the brand generated approximately $0.6 million in net revenue in the six months ended June 30, 2021.
Folly of the Beast, or Folly—Our award-winning winemaker Ryan Zotovich, applied his luxury winemaking experience to create uncompromising value in this under $20.00 Pinot Noir. Folly delivers a fresh and bright style favored by younger consumers, having been ordered by approximately 147,000 distinct users. In addition to receiving 93 points from Tasting Panel, Folly is our best-selling and highest rated Pinot Noir that continues to scale in wholesale. The brand includes small-lot single vineyard bottlings from some of the top Pinot Noir vineyards in California and a recently launched Chardonnay. Folly generated approximately $2.0 million in net revenue in the six months ended June 30, 2021.

Chop Shop, or Chop—We positioned Chop as the perfect pairing for America’s favorite culinary past time, BBQ. A favorite of our consumers with a 4.14 rating out of 5.00 and over 145,000 reviews, Chop continues to scale across channels generating approximately $1.4 million in net revenue in the six months ended June 30, 2021.
Case Volume Growth by Brand
Our Portfolio of Non-Core Brands
Cherries and Rainbows—Low-sulfur winemaking has historically been an attribute of the small and fragmented natural wine scene. Our product team worked diligently to perfect high-quality, low-sulfur winemaking at scale before launching. The delicious flavor, low-sulfur and contemporary branding have contributed to this brand’s rapid rise first with Whole Foods and now with HEB. Initially launched as a red wine, the brand’s success led to our extension of the line to include a white wine. The use of our DTC channel to test consumer receptiveness to the white wine extension exemplifies our Ideate, Launch, Amplify brand building strategy. The consumer feedback we have received from our DTC channel and early wholesale channel traction lead us to believe that Cherries and Rainbows will become a core brand over the coming years.
Organic and Sustainable Wines—Internal data indicates that organic and sustainable wines are of growing importance to younger consumers. While the global organic wine market is in its infancy, it is projected by TechSci Research to grow at a compound annual growth rate, or CAGR, of 12% through 2025. This emerging preference is confirmed with the success of our brands, such as WWC and Cherries and Rainbows. Additionally, through the purchase of certain assets of Natural Merchants, Inc., we have introduced an organic Top-100 Wine Enthusiast brand into our portfolio and established supplier relationships with prominent family-owned organic specialists. We believe that our digitally native model will help us increase our access to organic suppliers, providing data-driven insights to create healthier beverages for the future.
Anchor Portfolio—Our asset light production model allows for continual optimization around our consumers’ tastes and preferences. Each year our wine team seeks to improve our DTC experience through a globally diverse and constantly improving selection of over 100 wines.
New Products
Our innovation pipeline broadens the platform and expands on its already large total addressable market. The primary focuses for our product expansion are collaborations, line extensions, new categories, and new formats. Each new launch allows for targeted marketing and provides potential incremental value to both the online and offline channels.
Line extensions—Leveraging the brand equity and consumer base of our core brands creates an opportunity for increase in share and growth.

New brands—The fast-to-market and capital-efficient elements of our platform creates an opportunity to continually innovate within traditional categories to assess breakout potential.
Saké—We are planning for our first launch into an adjacent category to be with saké, a category that is extremely fragmented. We believe market opportunity exists for a category leader in the U.S. market. We intend to test and iterate in the DTC channel on blends, styles and brand identities in the fourth quarter of 2021 with the data and feedback from our consumers influencing the final product.
Ready to Drink Cocktails—Our innovation pipeline includes formulations and brands to address this rapidly expanding market opportunity with our unique omni-channel strategy and capabilities.
Alternative Packaging Formats—Younger consumers are driving packaging innovation in the wine space. Portability, convenience and environmental impact are key drivers in this innovation. Cans, Tetra, Box, Bag and PET (polyethylene terephthalate) are currently in development.
Spirits and Beer—As the digital landscape continues to evolve and younger consumers purchase across categories and the digital landscape, we are uniquely positioned to successfully expand into other categories within the Alcoholic Beverages industry.
Non-Alcoholic Celebratory Beverages—Our first non-alcoholic wine launched in 2021 and we see expansion opportunities existing in non-alcoholic and functional beverages.
Despite the success and growth of our brands we have experienced to date, we will need to continue to convince consumers and wholesalers of the quality of our products in order to reach our growth potential and achieve and sustain profitability. If more public venues reopen and consumers spend less time at home, we may face increased challenges in expanding our DTC channel, which could materially and adversely affect our growth potential. If we fail to achieve adequate growth or establish adequate brand recognition, and our business could suffer.
Preliminary Results for the Three Months Ended September 30, 2021
We have not yet completed our closing procedures for the quarter ended September 30, 2021. Presented below are certain estimated preliminary financial results for the three months ended September 30, 2021. These amounts are based on the information available to us at this time. We have provided estimated ranges, rather than specific amounts, because these results are preliminary and subject to change. As such, our actual results may differ from the estimated preliminary results presented in this prospectus and will not be finalized until after we complete our normal quarter-end accounting procedures, which will occur after the consummation of this offering. Our preliminary results set forth below reflect our management’s best estimate of the impact of events during the quarter.
These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with GAAP. Accordingly, you should not place undue reliance on these preliminary financial results. These estimated preliminary results should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.
Additionally, the estimates reported below include Adjusted EBITDA, which is not a recognized financial measure under GAAP. Our management believes Adjusted EBITDA is helpful to investors, analysts and other interested parties because it can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate and assess performance. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. Other companies, including other companies in our industry, may not use Adjusted EBITDA or may calculate it differently than as presented in this prospectus, limiting its usefulness as a comparative measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
The preliminary financial results included in this prospectus have been prepared by, and are the responsibility of, our management. Baker Tilly US, LLP, the Company’s independent registered public accounting firm, has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial results and key operating metrics. Accordingly, Baker Tilly US, LLP does not express an opinion or any other form of assurance with respect thereto.
The following are our estimated preliminary financial results for the three months ended September 30, 2021:
	Three months ended September 30, 2021		Three months ended September 30, 2020	Three months ended September 30, 2021 vs. Three months ended September 30, 2020
	(Low)	(High)		(Low)	(High)
	(estimated)		(actual)	% Change
	(dollars in thousands)
DTC net revenues	$12,550	$12,804	$14,534	(13.6)%	(11.9)%
Wholesale net revenues	$5,444	$5,554	$2,662	104.5%	108.6%
Other net revenues	$273	$279	$652	(58.1)%	(57.2)%
DTC cost of revenues	$7,023	$7,165	$8,214	(14.5)%	(12.8)%
Wholesale cost of revenues	$3,376	$3,444	$1,813	86.2%	90.0%
Other cost of revenues	$127	$129	$274	(53.8)%	(52.8)%
DTC gross profit	$5,527	$5,639	$6,320	(12.5)%	(10.8)%
Wholesale gross profit	$2,068	$2,110	$849	143.6%	148.5%
Other gross profit	$147	$149	$378	(61.2)%	(60.5)%
Net loss	$(5,725)	$(6,019)	$(1,324)	332.4%	354.6%
Adjusted EBITDA	$(1,318)	$(1,386)	$(971)	35.8%	42.7%

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DTC net revenues are estimated to be between $12.6 million and $12.8 million, as compared to $14.5 million during the three months ended September 30, 2020. The decrease in DTC net revenues was primarily attributable to decreased order volume, partially offset by increased AOV. During the three months ended September 30, 2021, we experienced a decrease in both first-time orders and repeat orders compared to the three months ended September 30, 2020. The substantial increase in first-time orders during the three months ended September 30, 2020 was caused by accelerated customer adoption of the DTC model due to the COVID-19 pandemic.

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Wholesale net revenues are estimated to be between $5.4 million and $5.5 million, as compared to $2.7 million during the three months ended September 30, 2020. The growth in wholesale net revenues was primarily attributable to the growth in retail accounts through distributor relationships.

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Other net revenues are estimated to be approximately $0.3 million, as compared to $0.7 million during the three months ended September 30, 2020. The decrease in other net revenues was primarily attributable to lower net revenues of Wonderful Wine, Co. due to a decreased marketing spend to allow time for additional ideation and re-launch.

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DTC cost of revenues are estimated to be between $7.0 million and $7.2 million, as compared to $8.2 million during the three months ended September 30, 2020. The decrease in DTC cost of revenues was primarily attributable to, and substantially proportionate with, the decrease in DTC net revenues.

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Wholesale cost of revenues are estimated to be approximately $3.4 million, as compared to $1.8 million during the three months ended September 30, 2020. The increase in wholesale cost of revenues was partially attributable to the increase in wholesale net revenues for the period. This increase was partially offset by lower product costs due to strategic sourcing. Increased demand due to the COVID-19 pandemic during the three months ended September 30, 2020 did not allow for strategic sourcing, which resulted in higher costs during that period.

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Other cost of revenues are estimated to be approximately $0.1 million, as compared to $0.3 million during the three months ended September 30, 2020. The decrease in other cost of revenues was primarily attributable to the decrease in other net revenues. Other net revenues and other cost of revenues decreased proportionately.

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DTC gross profit is estimated to be between $5.5 million and $5.6 million, as compared to $6.3 million during the three months ended September 30, 2020. Changes in DTC gross profit were a function of the changes in DTC net revenues and DTC cost of revenues discussed above.

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Wholesale gross profit is estimated to be between $2.0 million and $2.1 million, as compared to $0.8 million during the three months ended September 30, 2020. Changes in wholesale gross profit were primarily a function of the changes in wholesale net revenues and wholesale cost of revenues discussed above. Additionally, wholesale cost of revenue as a percentage of wholesale revenue was higher during the three months ended September30, 2021 due to lower profit margins on sales related to inventory acquired through the acquisition of certain assets of Natural Merchants, Inc. in the second quarter of 2021, as such inventory relied on imported bottled wine from Natural Merchants’ suppliers, rather than bulk juice as we plan to use in new brands.

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Other gross profit is estimated to be approximately $0.1 million, as compared to $0.4 million during the three months ended September 30, 2020. Changes in other gross profit were a function of the changes in other net revenues and other cost of revenues discussed above.

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Net loss is estimated to be between $5.7 million and $6.0 million, as compared to $1.3 million during the three months ended September 30, 2020. The increase in net loss was primarily attributable to the forgiveness of promissory notes originally issued to executives in connection with the exercise of stock options.

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Adjusted EBITDA losses are estimated to be between $1.3 million and $1.4 million, as compared to $1.0 million in the three months ended September 30, 2020.

A reconciliation of net loss to Adjusted EBITDA is set forth below:
	Three months ended September 30, 2021		Three months ended September 30, 2020
	(Low)	(High)
	(estimated)		(actual)
	(dollars in thousands)
Net loss	$(5,725)	$(6,019)	$(1,324)
Interest expense	124	130	145
Income tax expense	15	15	15
Depreciation and amortization expense	220	232	127
EBITDA	$(5,366)	$(5,642)	$(1,037)
Stock-based compensation expense	903	949	66
Forgiveness of promissory notes	3,387	3,561	—
Change in fair value of warrants(a)	(242)	(254)	—
Adjusted EBITDA	$(1,318)	$(1,386)	$(971)

(a)
The Company has issued warrants to purchase redeemable convertible preferred stock in conjunction with certain debt and equity financings. Changes in the fair value of the warrants are recognized in earnings during each period.

The foregoing non-GAAP information should be read in conjunction with, and not as a substitute for, or in isolation from, our consolidated financial statements and accompanying notes included elsewhere in this prospectus.

Risks Associated with Our Business
Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this Prospectus Summary. These risks include, but are not limited to, the following:
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We have a history of net losses and we may not be able to achieve or maintain profitability in the future.

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Our historical growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to effectively manage our growth or evaluate our future prospects. If we fail to effectively manage our future growth or evaluate our future prospects, our business could be adversely affected.

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Our quarterly operating results may fluctuate, which could cause our stock price to decline.

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We must expend resources to maintain consumer awareness of our brand, build brand loyalty and generate interest in our brands. As our marketing strategies and channels evolve, our efforts may not be successful.

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The success of our business depends heavily on the strength of brands, and our brands and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues with our brands, which could have an adverse effect on our business, financial condition, results of operations and prospects.

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If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected. Our sales and profit are dependent upon our ability to expand our existing consumer relationships and acquire new consumers.

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Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel.

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We rely on third-party suppliers, producers, retailers and other vendors, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services.

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Our business may be adversely affected if we are unable to provide our consumers with a technology platform that is able to respond and adapt to rapid changes in technology, if our platform encounters disruptions in usability or if our consumers find our platform less usable or attractive than our competitors’.

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Consumer demand for wine could decline for a variety of reasons. Reduced demand could harm our results of operations, financial condition and prospects.

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The occurrence of an environmental catastrophe could disrupt our business. Climate change, wildfires, disease, pests, weather conditions and problems with water supply could also have adverse effects on our business.

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Due to the legacy alcohol beverage distribution system in the United States, we are heavily reliant on wholesale distributors and government agencies that resell Alcoholic Beverages in all states. A significant reduction in wholesale distributor demand for our wines would materially and adversely affect our sales and profitability.

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The consumer reception of the launch and expansion of our brands is inherently uncertain and may present new and unknown risks and challenges in production and marketing that we may fail to manage optimally and which could have a materially adverse effect on our business, results of operations and financial results.

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If we are unable to obtain adequate supplies of premium grapes and bulk wine from third-party grape growers and bulk wine suppliers, the quantity or quality of our annual production of wine could be adversely affected, causing a negative impact on our business, results of operations and financial condition.

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As a producer of Alcoholic Beverages, we are regularly the subject of regulatory reviews, proceedings and audits by governmental entities, any of which could result in an adverse ruling or conclusion, and which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Corporate Information
We were initially formed as a limited liability company under the laws of the state of Colorado in June 2011 under the name Club W. In August 2011, we changed our name to Club W, Inc. and converted to a Delaware corporation. In September 2016, we changed our name to Winc, Inc. Our principal executive offices are located at 1751 Berkeley St, Studio 3, Santa Monica, CA 90404, the address of our registered office in the State of Delaware is National Registered Agents, Inc., 160 Greentree Drive, Suite 101, Dover, Delaware 19904 and our telephone number is (800) 297-1760. Our website address is www.winc.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which this prospectus forms a part.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:
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the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

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reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the date that we become a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates as of the end of the second quarter of that fiscal year; (iii) the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) December 31, 2026.
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock.
Emerging growth companies can also take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.
As a result of these elections, some investors may find our common stock less attractive than they would have otherwise. The result may be a less active trading market for our common stock, and the price of our common stock may become more volatile.

THE OFFERING
Common stock offered by us
1,692,308 shares
Common stock to be outstanding after this offering
13,143,218 shares (or 13,397,064 shares if the underwriters exercise their option to purchase additional shares in full).
Option to purchase additional shares
We have granted the underwriters a 45-day option to purchase up to 253,846 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $17.9 million (or approximately $20.9 million if the underwriters exercise their option to purchase additional shares in full). after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and facilitate our future access to the capital markets. We currently intend to use the net proceeds we receive from this offering for general corporate purposes. These purposes may include operating expenses, working capital and capital expenditures for future growth, including marketing and DTC advertising investments, innovation and adjacent product category expansion, international growth investment and organizational capabilities investments. We may also use a portion of the proceeds for the acquisition of, or investment in, assets, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time. See “Use of Proceeds.”
Representative’s warrants
We will issue to Spartan Capital Securities, LLC, the underwriters or its designee, at the closing of this offering, warrants to purchase a number of shares of our common stock equal to 3% of the aggregate number of shares of common stock sold in this offering (including any shares sold pursuant to the underwriters’ option to purchase additional shares). The representative’s warrants will be exercisable immediately and will expire five years after the effective date of the registration statement of which this prospectus is a part. The exercise price of the representative’s warrants will be $14.30, equal to 110% of the public offering price per share. See “Underwriting.”
Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 24 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.
Listing
Our common stock has been approved for listing on the NYSE American under the symbol “WBEV.”
The number of shares of our common stock to be outstanding after this offering is based on 11,450,910 shares of our common stock outstanding (which includes 817,974 shares of common stock that remain subject to vesting and forfeiture as of June 30, 2021, which excludes:
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561,079 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock under our 2013 Stock Plan, or 2013 Plan, outstanding as of June 30, 2021, at a weighted-average exercise price of $3.84 per share;

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210,625 shares of our common stock reserved for future issuance under the 2013 Plan, which shares will cease to be available for issuance at the time the 2021 Incentive Award Plan, or the 2021 Plan, becomes effective and will be added to, and become available for issuance under, the 2021 Plan;

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406,470 shares of our common stock issuable upon the exercise of warrants to purchase our redeemable convertible preferred stock that were outstanding as of June 30, 2021, at a weighted-average exercise price of $12.84 per share, which warrants will convert into warrants to purchase our common stock immediately prior to the closing of this offering;

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1,314,321 shares of common stock reserved for future issuance under our 2021 Plan;

•
262,864 shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan, or the 2021 ESPP; and

•
50,769 shares of common stock (or 58,384 shares of common stock if the underwriters exercise their option to purchase additional shares) issuable upon exercise of the representative’s warrants at a price of $14.30 per share.

In addition, unless otherwise indicated, the information in this prospectus reflects and assumes:
•
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws in connection with the closing of this offering;

•
an 8-to-1 reverse stock split of our common stock and redeemable convertible preferred stock effected on October 12, 2021;

•
the conversion of all 8,394,952 outstanding shares of our redeemable convertible preferred stock as of June 30, 2021 into 8,395,808 shares of our common stock immediately prior to the closing of this offering, or the Preferred Stock Conversion;

•
the conversion of all warrants to purchase our redeemable convertible preferred stock into warrants to purchase shares of our common stock immediately prior to the completion of this offering;

•
the sale of 1,692,308 shares of common stock in this offering at an initial public offering price of $13.00 per share;

•
no exercise of the outstanding options or warrants referred to above; and

•
no exercise of the underwriters’ option to purchase additional shares of our common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables summarize our consolidated financial data for the periods and as of the dates indicated. The summary statements of operations data for the years ended December 31, 2020 and 2019 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary statements of operations data for the six months ended June 30, 2021 and 2020 and balance sheet data as of June 30, 2021 are derived from our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and, in the opinion of management, reflect all normal, recurring adjustments that are necessary to state fairly the unaudited interim condensed financial statements. Our historical results are not necessarily indicative of results that may be expected in the future, and the results for the six months ended June 30, 2021 are not necessarily indicative of results that may be expected for the full year or any other period. You should read the summary financial data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary financial data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.
	Year Ended December 31,		Six Months Ended June 30, (unaudited)
	2020	2019	2021	2020
	(in thousands, except share and per share data)
Statements of operations data:
Net revenues(1)	$64,707	$36,447	$35,116	$29,166
Cost of revenues	38,352	21,038	19,953	18,224
Gross profit	26,355	15,409	15,163	10,942
Operating expenses
Marketing	17,388	8,578	7,979	6,948
Personnel	7,582	6,328	5,387	3,466
General and administrative	7,545	7,330	5,567	3,373
Production and operations	169	88	54	89
Creative development	83	177	156	54
Total operating expenses	32,767	22,501	19,143	13,930
Loss from operations	(6,412)	(7,092)	(3,980)	(2,988)
Interest expense	(834)	(1,364)	(421)	(531)
Change in fair value of warrants	(208)	(137)	(893)	(229)
Other income	523	559	1,972	9
Total other expense, net	(519)	(942)	658	(751)
Loss before income taxes	(6,931)	(8,034)	(3,322)	(3,739)
Income tax expense	27	15	15	7
Net loss	$(6,958)	$(8,049)	$(3,337)	$(3,746)
Net loss per common share—basic and diluted	$(7.80)	$(8.90)	$(1.90)	$(4.21)
Weighted average common shares outstanding—basic and diluted	892,333	904,005	1,754,958	889,559
Pro forma net loss per share—basic and diluted (unaudited)(2)	$(0.90)		$(0.34)
Weighted average shares used to compute pro forma net loss per share, basic and diluted (unaudited)	7,754,559		9,726,714

(1)
Net revenues is comprised of DTC, wholesale, and a non-reportable segment that is comprised of a small business line focused on testing new products to determine if they have long-term viability prior to integration into the DTC and/or wholesale distribution channels. See Note 14 to the consolidated financial statements and Note 15 to our unaudited interim condensed consolidated financial statements.

(2)
The unaudited pro forma net loss per share for the year ended December 31, 2020 and six months ended June 30, 2021 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later.

	As of June 30, 2021 (unaudited)
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash	$2,396	$2,396	$20,256
Working capital(3)	5,371	5,371	23,231
Total assets	43,837	43,837	61,697
Borrowings under our Credit Agreements	2,590	2,590	2,590
Redeemable convertible preferred stock	68,896	—	—
Accumulated deficit	(60,409)	(63,862)	63,862
Total stockholders’ equity (deficit)	(59,834)	9,062	26,922

(1)
The pro forma balance sheet data gives effect to (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 8,395,808 shares of common stock prior to the completion of this offering, (ii) the forgiveness of $3.5 million of employee promissory notes in September 2021 and (iii) the filing and effectiveness of our amended and restated certificate of incorporation in connection with the closing of this offering.

(2)
The pro forma as adjusted balance sheet data gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the issuance and sale of 1,692,308 shares of our common stock in this offering at the initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
We define working capital as current assets less current liabilities.

Key Financial and Operating Metrics
In addition to GAAP measures of performance, we review the following key business measures and non-GAAP financial measures to assess our performance, make strategic decisions and build our financial projections.
	Year Ended December 31,		Six months ended June 30, (unaudited)
	2020	2019	2021	2020
	(dollars in thousands, except average order value data)
Core brand net revenues(1)	$15,409	$10,061	$10,158	$8,895
Consolidated
Adjusted EBITDA(2)	$(5,104)	$(5,678)	$(2,919)	$(2,600)
Adjusted EBITDA margin(2)	(7.9)%	(15.6)%	(8.3)%	(8.9)%
DTC
DTC net revenues(4)	$54,854	$29,628	$26,852	$24,823
DTC gross profit(5)	$23,055	$12,967	$11,496	$9,421
Average order value(3)	$63.04	$60.56	$69.20	$58.96
Average monthly consumer retention rate(6)	89.7%	92.2%	91.8%	88.7%
Wholesale
Wholesale net revenues(7)	$8,237	$6,819	$7,624	$4,023
Wholesale gross profit(8)	$2,393	$2,442	$3,301	$1,338
Retail accounts(9)	7,869	4,809	7,839	5,148

(1)
Core brand net revenues refers to the amount of total net revenues generated by our core brands in the respective period.

(2)
Our management believes Adjusted EBITDA and Adjusted EBITDA margin are helpful to investors, analysts and other interested parties because these measures can assist in providing a more consistent and comparable overview of our operations across our historical financial periods. In addition, these measures are frequently used by analysts, investors and other interested parties to evaluate and assess performance. We define Adjusted EBITDA as net loss before interest, taxes, depreciation and amortization, stock based compensation expense and other items we believe are not indicative of our operating performances, such as gain or loss attributable to the fair value of warrants. We define Adjusted EBITDA margin as Adjusted EBITDA divided by net revenues. Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. These measures have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Some of these limitations include:

•
Adjusted EBITDA and Adjusted EBITDA margin do not reflect interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•
Adjusted EBITDA and Adjusted EBITDA margin do not reflect changes in, or cash requirements for our working capital needs; and

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and Adjusted EBITDA and Adjusted EBITDA margin do not reflect cash capital expenditure requirements for such replacements or for new capital expenditures.

Other companies, including other companies in our industry, may not use such measures or may calculate the measures differently than as presented in this prospectus, limiting their usefulness as comparative measures.

A reconciliation of net loss to Adjusted EBITDA and net loss margin to Adjusted EBITDA margin is set forth below. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues.
	Year ended December 31,		Six months ended June 30,
	2020	2019	2021	2020
	(dollars in thousands)
Net loss	$(6,958)	$(8,049)	$(3,337)	$(3,746)
Interest expense	$834	$1,364	$421	$531
Income tax expense	$27	$15	$15	$7
Depreciation and amortization expense	$510	$633	$294	$269
EBITDA	$(5,587)	$(6,037)	$(2,607)	$(2,939)
Stock based compensation expense	$275	$222	$172	$110
Forgiveness of loan under Paycheck Protection Program			$(1,377)	$—
Change in fair value of warrants(a)	$208	$137	$893	$229
Adjusted EBITDA	$(5,104)	$(5,678)	$(2,919)	$(2,600)
Net loss margin	(10.8)%	(22.1)%	(9.5)%	(12.8)%
Adjusted EBITDA margin	(7.9)%	(15.6)%	(8.3)%	(8.9)%

(a)
The Company has issued warrants to purchase redeemable convertible preferred stock in conjunction with certain debt and equity financings. Changes in the fair value of the warrants are recognized in earnings during each period.

The non-GAAP information in this prospectus should be read in conjunction with, and not as a substitute for, or in isolation from, our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus.
(3)
Average order value is the sum of DTC net revenues divided by the total orders placed in that period. Total orders are the summation of all completed individual purchase transactions in a given period.

(4)
DTC net revenues is net revenues generated from consumers through our monthly membership or individual orders on our digital platform.

(5)
DTC gross profit is DTC net revenues less DTC cost of revenues as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations.”

(6)
Average monthly consumer retention rate represents the number of consumers who bought in one month and made a subsequent purchase in the following month.

(7)
Wholesale net revenues is net revenues generated from wholesale distributors, state-operated licensees and directly to retail accounts.

(8)
Wholesale gross profit is wholesale net revenues less wholesale cost of revenues as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations.”

(9)
Represents the number of retail accounts in which we sold our products in a given period.

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics” for more information.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus, before deciding whether to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth and future prospects, as well as our ability to accomplish our strategic objectives. In that event, the market price of our common stock could decline and you could lose part or all of your investment.
Risks Related to Our Business
We have a history of net losses and we may not be able to achieve or maintain profitability in the future.
We have incurred net losses each year since our inception and we may not be able to achieve or maintain profitability in the future. We incurred net losses of approximately $7.0 million and $8.0 million in the years ended December 31, 2020 and 2019, respectively, and of approximately $3.3 million and $3.8 million in the six months ended June 30, 2021 and 2020, respectively. In addition to increases in expenses as a result of being a public company, we expect our expenses will increase in the future as we develop and launch new product offerings and platform features, expand in existing and new markets, increase our sales and marketing efforts and continue to invest in our platform. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. These offerings may require significant capital investments and recurring costs, maintenance, depreciation, asset life and asset replacement costs, and if we are not able to maintain sufficient levels of utilization of such assets or such offerings are otherwise not successful, our investments may not generate sufficient returns and our financial condition may be adversely affected. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis. If we are unable to successfully address these risks and challenges as we encounter them, our business, financial condition, results of operations and prospects could be adversely affected. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur significant losses in the future and may not be able to achieve or maintain profitability.
Additionally, as a result of our relatively short operating history at our current scale, we have limited financial data that can be used to evaluate our business and future prospects. Any evaluation of our business and prospects must be considered in light of our limited operating history, which may not be indicative of future performance. Because of our limited operating history, we face increased risks, uncertainties, expenses, and difficulties, including the risks and uncertainties discussed in this section.
Our historical growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to effectively manage our growth or evaluate our future prospects. If we fail to effectively manage our future growth or evaluate our future prospects, our business could be adversely affected.
We have experienced significant growth since our founding in 2011. For example, our net revenues increased from approximately $36.4 million in 2019 to $64.7 million in 2020, and from $29.2 million in the six months ended June 30, 2020 to $35.1 million in the six months ended June 30, 2021. This growth has placed significant demands on our management, financial, operational, technological and other resources. The anticipated growth and expansion of our business depends on a number of factors, including our ability to:
•
increase awareness of our portfolio of brands in order to successfully compete with other companies;

•
efficiently drive online consumer acquisition;

•
expand our relationships with wholesale distributors;

•
introduce products in beverage categories beyond wine;

•
maintain and improve our technology platform supporting the Winc digital platform;

•
expand our supplier and fulfillment capacities; and

•
maintain quality control over our brand offerings.

These investments may not result in the growth of our business. Even if these investments do result in the growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy consumer requirements or maintain high-quality brand offerings, any of which could adversely affect our business, financial condition, results of operations and prospects. You should not rely on our historical rate of revenue growth as an indication of our future performance or the rate of growth we may experience in the future.
In addition, to support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. We face significant competition for personnel. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute as we choose to expand into new beverage categories and markets. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, ability to meet forecasts and employee morale, productivity and retention could suffer, which could have an adverse effect on our business, financial condition, results of operations and prospects.
We are also required to manage numerous relationships with various vendors and other third parties. Further growth of our operations, vendor base, fulfillment centers, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition, results of operations and prospects may be adversely affected.
Failure to introduce and effectively market new brands may adversely affect our ability to continue to grow.
A key element of our growth strategy depends on our ability to develop and market new brands that meet our standards for quality and appeal to our consumers. The success of our innovation and product development efforts is affected by our ability to successfully leverage consumer data, the technical capability of our innovation staff, developing and testing product formulas and prototypes, our ability to comply with applicable governmental regulations, and the success of our management and sales and marketing teams in introducing and marketing new brands. Our brand offerings have changed since our launch, which makes it difficult to forecast our future results of operations. There can be no assurance that we will successfully develop and market new brands that appeal to consumers. For example, product blends or formulas we develop may not contain the attributes desired by our consumers. Any such failure may lead to a decrease in our growth, sales and ability to achieve profitability, which could adversely affect our business, financial condition, results of operations and prospects.
Additionally, the development and introduction of new brands requires substantial marketing expenditures, which we may be unable to recoup if new brands do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved brands, our business, financial condition, results of operations and prospects could be adversely affected.
We must expend resources to maintain consumer awareness of our brand, build brand loyalty and generate interest in our brands. As our marketing strategies and channels evolve, our efforts may not be successful.
In order to remain competitive and expand and keep market share for our brands across our various channels, we may need to increase our marketing and advertising spending to maintain and increase consumer awareness, protect and grow our existing market share or promote new brands, which could impact our operating results. Substantial advertising and promotional expenditures may be required to maintain or improve our brands’ market position or to introduce new brands to the market, and we are increasingly engaging with non-traditional media, including consumer outreach through social media and web-based channels, which may not prove successful. An increase in our marketing and advertising efforts may not maintain our current reputation or lead to increased brand awareness. Further, social media platforms frequently change the algorithms that determine the ranking and display of results of a user’s search and may make other changes to the way results are displayed, or may increase the costs of such advertising, which can negatively affect the placement of our links and, therefore, reduce the number of visits to our website and social media channels or make such marketing cost-prohibitive. In addition, social media platforms typically require compliance with their policies and procedures, which may be subject to change or new interpretation with limited ability to negotiate, which could negatively impact our marketing capabilities. If we are unable to maintain and promote a favorable perception of our brands on a cost-effective basis, our business, financial condition, results of operations and prospects could be adversely affected.
If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected. Our sales and profit are dependent upon our ability to expand our existing consumer relationships and acquire new consumers.
Our success, and our ability to increase revenue and achieve profitability, depend in part on our ability to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged so that they continue to purchase our brands. While we intend to continue to invest significantly in sales and marketing to educate consumers about our brands, there is no assurance that these efforts will generate further demand for our brands or expand our consumer base. Our ability to attract new consumers and retain our existing consumers will depend on, among other items, the perceived value and quality of our brands, the success of our omni-channel approach, demand for Alcoholic Beverages, our ability to offer high-quality and culturally relevant brands and the effectiveness of our marketing efforts. We may also lose loyal consumers to our competitors if we are unable to meet consumer demand in a timely manner. If we are unable to cost-effectively acquire new consumers, retain existing consumers and keep existing consumers engaged, our business, financial condition, results of operations and prospects could be adversely affected.
Any strategies we employ to pursue this growth are subject to numerous factors outside of our control. Our retailers continue to aggressively market their private label or competitive products, which could reduce demand for our brands. The expansion of our business also depends on our ability to increase sales through our ecommerce channel and increase breadth and depth of distribution at retailers. Any growth within our existing distribution channels may also affect our existing consumer relationships and present additional challenges, including those related to pricing strategies. Our direct connections to our consumers may become more limited as we expand our non-DTC channels. Additionally, we may need to increase or reallocate spending on marketing and promotional activities, such as temporary price reductions, off-invoice discounts and other trade activities, and these expenditures are subject to risks, including risks related to consumer acceptance of our efforts. Our failure to obtain new consumers, or expand our business with existing consumers, could have an adverse effect on our business, financial condition, results of operations and prospects.
We also use paid and non-paid advertising. Our paid advertising may include search engine marketing, display, paid social media and product placement and traditional advertising, such as direct mail, television, radio, podcasts and magazine advertising. Our non-paid advertising efforts include search engine optimization, non-paid social media and e-mail marketing. We drive a significant amount of traffic to our website via search engines and, therefore, rely heavily on search engines. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our website can be negatively affected. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our website to place lower in search query results.
We also drive a significant amount of traffic to our website via social networking or other ecommerce channels used by our current and prospective consumers. As social networking and ecommerce channels continue to rapidly evolve, we may be unable to develop or maintain a presence within these channels. If we are unable to cost-effectively drive traffic to our website, or if the popularity of our social media, online or offline presence declines, our ability to acquire new consumers could be adversely affected. Additionally, if we fail to increase our revenue per active consumer, generate repeat purchases or maintain high levels of consumer engagement, our business, financial condition, results of operations and prospects could be adversely affected.
We may not be able to compete successfully in our highly competitive market.
The markets in which we operate are highly competitive and rapidly evolving, with many new brands and product offerings emerging in the marketplace. We face significant competition from both established, well-known players in the wine industry and emerging brands. Numerous brands and products compete for limited shelf space in the retail channel, and for members in the ecommerce channel. We compete based on various product attributes including taste, quality, brand aesthetic and cultural relevance, as well as our ability to establish direct relationships with our consumers through our ecommerce channel.
Our wines compete with popularly priced generic wines and with other alcoholic and, to a lesser degree, non-Alcoholic Beverages, for drinker acceptance and loyalty, shelf space and prominence in retail stores, presence and prominence on restaurant wine lists and for marketing focus by independent wholesale distributors, many of which carry extensive portfolios of wines and other Alcoholic Beverages. This competition is driven by established companies as well as new entrants in our markets and categories. In the United States, wine sales are relatively concentrated among a limited number of large suppliers. Many of these competitors have substantially greater financial and other resources than us and products that are well-accepted in the marketplace today. Many also have longer operating histories, larger fulfilment infrastructures, greater technical capabilities, faster shipping times, lower freight costs, lower operating costs, greater financial, marketing, institutional and other resources and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs or respond more quickly than we can to new or emerging technologies and changes in product trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter or expand their presence in any or all of the ecommerce or retail channels where we compete, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we do. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.
We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales, technical and other resources. Companies with greater resources may acquire our competitors or launch new products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices, and may change the merchandising of our brands so that they have less favorable placement. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and ability to achieve or maintain profitability.
We expect competition in the wine industry to continue to increase. We believe that our ability to compete successfully in this market depends upon many factors both within and beyond our control, including:
•
the size and composition of our consumer base;

•
the number of brands that we offer and feature across our sales channels;

•
our information technology infrastructure;

•
the quality and responsiveness of our customer service;

•
our selling and marketing efforts;

•
the quality and price of the brands that we offer;

•
the convenience of the shopping experience that we provide on our website;

•
our ability to distribute our brands and manage our operations; and

•
our reputation and brand strength.

If we fail to compete successfully in this market, our business, financial condition, results of operations and prospects could be adversely affected.
Consolidation of the wholesale distributors of our wines, as well as the consolidation of retailers, may increase competition in an already crowded space and may have a material adverse effect on our business, results of operations and financial results.
Sales not made directly to consumers through our DTC channel are made through independent wholesale distributors for resale to retail outlets, restaurants, hotels and private clubs across the United States and in some overseas markets. Sales to wholesale distributors are expected to continue to represent a substantial portion of our future net sales. Consolidation among wine producers, wholesale distributors, suppliers and retailers could create a more challenging competitive landscape for our wines, including through our DTC channel, to the extent consolidation impairs general consumer awareness of our brands. In addition, the increased growth and popularity of the retail ecommerce environment across the consumer product goods market, which has accelerated during the COVID-19 pandemic and the resulting quarantines, “stay at home” orders, travel restrictions, retail store closures, social distancing requirements and other government action, is highly likely to change the competitive landscape for our wines. Consolidation at any level could hinder the distribution and sale of our wines as a result of reduced attention and resources allocated to our winery brands both during and after transition periods, because our winery brands might represent a smaller portion of the new business portfolio. Furthermore, consolidation of wholesale distributors may lead to the erosion of margins as newly consolidated wholesale distributors take down prices or demand more margin from existing suppliers. Changes in wholesale distributors’ strategies, including a reduction in the number of brands they carry or the allocation of resources for our competitors’ brands or private label brands, may adversely affect our growth, business, financial results and market share. Wholesale distributors of our wines offer products that compete directly with our wines for inventory and retail shelf space, promotional and marketing support and consumer purchases. Expansion into new product categories by other suppliers or innovation by new entrants into the market could increase competition in our product categories.
An increasingly large percentage of our net sales is concentrated within a small number of wholesale distributors. There can be no assurance that the wholesale distributors and retailers we use will continue to purchase our wines or provide our wines with adequate levels of promotional and merchandising support. The loss of one or more major retail accounts or the need to make significant concessions to retain one or more such retail accounts could have a material and adverse effect on our business, results of operations and financial position.
A retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products or the perceived quality of our brands. Despite operating in different channel segments, our ecommerce platform and retailers sometimes compete for the same consumers. Because of actual or perceived conflicts resulting from this competition, third-party retailers may take actions that negatively affect us. Consequently, our financial results may fluctuate significantly from period to period based on the actions of one or more significant third-party retailers.
Our marketing strategy involves continued expansion into the DTC channel, which may present risks and challenges that we have not yet experienced or contemplated, or for which we are not adequately prepared. These risks and challenges could negatively affect our sales in these channels and our profitability.
The marketplace in which we operate is highly competitive and in recent years has seen the entrance of new competitors and products targeting similar consumer groups as our business. To stay competitive and forge new connections with consumers, we are continuing investment in the expansion of our DTC channel. Expanding our DTC channel may require significant investment in ecommerce platforms, marketing, fulfillment, information technology infrastructure and other known and unknown costs. The success of our DTC channel depends on our ability to maintain the efficient and uninterrupted operation of online order-processing and fulfillment and delivery operations. As such, we are heavily dependent on the performance of third-parties for shipping and technology. Any system interruptions or delays could prevent potential consumers from purchasing our wines directly.
Our consumer acquisition strategy, in our DTC channel or otherwise, may also prove to be inefficient or unsuccessful. We devote substantial time, money and effort acquiring new consumers and our consumer acquisition strategies may prove to be less effective or more costly than our competitors. Any failure in our consumer acquisition strategy may be damaging to our business or results of operations.
Additionally, we may be unable to adequately adapt to shifts in consumer preferences for points of purchase, such as an increase in at-home delivery during the COVID-19 pandemic, and our competitors may react more rapidly or with improved consumer experiences. A failure to react quickly to these and other changes in consumer preferences, or to create infrastructure to support new or expanding sales channels may materially and adversely affect our business, results of operations and financial results.
We rely significantly on revenue from members and may not be successful in maintaining or expanding our subscription-based offerings, our level of engagement with members or their spending with us, which could harm our business, financial condition, or operating results.
Historically, the majority of our revenue has been derived from members who purchase subscription-based offerings. These subscriptions can be canceled at any time. We significantly rely, and expect to continue to significantly rely in the short-term, on these members for a majority of our revenue. The introduction of competitors’ offerings with lower prices for consumers, fluctuations in prices, a lack of member satisfaction with our monthly themes or brands, changes in consumer purchasing habits, including an increase in the use of competitors’ products or offerings and other factors could result in declines in our subscriptions and in our revenue, which would have an adverse effect on our business, financial condition and results of operations. Because we derive a majority of our revenue from members who purchase these subscription-based brands, any material decline in demand for these offerings could have an adverse impact on our future revenue and results of operations. In addition, if we are unable to successfully introduce new subscription-based offerings, our revenue growth may decline, which could have a material adverse effect on our business, financial condition, and results of operations.
If existing members no longer find our brands appealing or appropriately priced, they may make fewer purchases and may cancel their subscriptions or stop purchasing our brands. Even if our existing members continue to find our offerings appealing, they may decide to reduce their subscription and purchase less merchandise over time as their demand for new brands declines. A decrease in the number of members, a decrease in member spending on the brands we offer, or our inability to attract high-quality members could negatively affect our operating results.
Failure to leverage our brand value propositions to compete against private label products, especially during an economic downturn, may adversely affect our ability to achieve or maintain profitability.
We compete not only with other widely advertised branded products, but also with private label products that generally are sold at lower prices. Consumers are more likely to purchase our brands if they believe that our brands provide greater value than less expensive alternatives. If the difference in perceived value between our brand and private label products narrows, or if there is a perception of such a narrowing, consumers may choose not to buy our brands at prices that are profitable for us. We believe that in periods of economic uncertainty, such as the current economic uncertainty surrounding the COVID-19 pandemic, consumers may purchase more lower-priced private label or other economy brands. To the extent this occurs, we could experience a reduction in the sales volume of our brands or an unfavorable shift in our brand mix, which could have an adverse effect on our business, financial condition, results of operations and prospects.
The success of our business depends heavily on the strength of brands, and our brands and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues with our brands, which could have an adverse effect on our business, financial condition, results of operations and prospects.
Maintaining and expanding our reputation as a premier producer of premium wine among our consumers and the premium wine market generally is critical to the success of our business and our growth strategy. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our brands, product safety, quality assurance, marketing and merchandising efforts, our continued focus on delivering high-quality and culturally relevant brands to our consumers and our ability to provide a consistent, enjoyable consumer experience.
However, if we are unable to maintain the actual or perceived quality of our wines, including as a result of contamination or tampering, environmental or other factors impacting the quality of our grapes or other raw materials, or if our wines otherwise do not meet the subjective expectations or tastes of one or more of a relatively small number of wine critics, the actual or perceived quality and value of one or more of our wines could be harmed, which could negatively impact not only the value of that wine, but also the value of the vintage, the particular brand or our broader portfolio. As a result, we are dependent on our winemakers and tasting panels to ensure that every wine we release meets our exacting quality standards. Any negative publicity, regardless of its accuracy, could have an adverse effect on our business. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our consumers, suppliers, wholesale distributors or retailers, including changes to our brands or packaging, adverse publicity or a governmental investigation, litigation or regulatory enforcement action, could significantly reduce the value of our brand and adversely affect our business, financial condition, results of operations and prospects.
With the advent of social media, word spreads quickly within the premium wine market, which can accentuate both the positive and the negative reviews of our wines and of wine vintages generally. Public perception of our brands could be negatively affected by adverse publicity or negative commentary on social media outlets, particularly negative commentary on social media outlets that goes “viral,” or our responses relating to, among other things:
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an actual or perceived failure to maintain high-quality, safety, ethical, social and environmental standards for all of our operations and activities;

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an actual or perceived failure to address concerns relating to the quality, safety or integrity of our wines;

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our environmental impact, including our use of agricultural materials, packaging, water and energy use, and waste management; or

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an actual or perceived failure by us to promote the responsible consumption of alcohol.

If we do not produce wines that are well-regarded by the relatively small wine critic community, the premium wine market could quickly become aware of this determination and our reputation, brands, business and financial results of operation could be materially and adversely affected. In addition, if certain vintages receive negative publicity or consumer reaction, whether as a result of our wines or wines of other producers, our wines in the same vintage could be adversely affected. Unfavorable publicity, whether accurate or not, related to our industry, us, our winery brands, marketing, personnel, operations, business performance or prospects could also unfavorably affect our corporate reputation, stock price, ability to attract high-quality talent or the performance of our business.
Any contamination or other quality control issue could have an adverse effect on sales of the impacted wine or our broader portfolio of brands. If any of our wines become unsafe or unfit for consumption, cause injury or are otherwise improperly packaged or labeled, we may have to engage in a brand recall and/or be subject to liability and incur additional costs. A widespread recall, multiple recalls, or a significant product liability judgment against us could cause our wines to be unavailable for a period of time, depressing demand and our brand equity. Even if a product liability claim is unsuccessful or is not fully pursued, any resulting negative publicity could adversely affect our reputation with existing and potential consumers and retail accounts, as well as our corporate and individual winery brands image in such a way that current and future sales could be diminished. In addition, should a competitor experience a recall or contamination event, we could face decreased consumer confidence by association as a producer of similar products.
We also have no control over our brands once purchased by consumers. For example, consumers may store or use our brands under conditions and for periods of time inconsistent with approved storage guidelines, which may adversely affect the quality and safety of our products.

Additionally, third parties may sell wines or inferior brands that imitate our brands or that are counterfeit versions of our labels, and consumers could be duped into thinking that these imitation labels are our authentic wines. A negative consumer experience with such a wine could cause them to refrain from purchasing our brands in the future and damage our brand integrity. Any failure to maintain the actual or perceived quality of our wines could materially and adversely affect our business, results of operations and financial results.
Damage to our reputation or loss of consumer confidence in our wines for any of these or other reasons could result in decreased demand for our wines and could have a material adverse effect on our business, operational results and financial results, as well as require additional resources to rebuild our reputation, competitive position and winery brand strength.
If our brands are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our brands and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products or products using similar names to those of our brands could reduce consumer demand for our own brands if consumers view them to be similar. Any such adverse effect could be exacerbated by our market positioning as a purveyor of high-quality and culturally relevant brands and may significantly reduce our brand value. Issues regarding the safety, efficacy, quality or environmental impact of any of our brands, regardless of the cause, may have an adverse effect on our brand, reputation and operating results. Further, the growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brands on social or digital media could seriously damage our brand and reputation. Any loss of confidence on the part of consumers in the quality, safety, efficacy or environmental suitability of our brands would be difficult and costly to overcome, even if such concerns were based on inaccurate or misleading information. If we do not maintain the favorable perception of our brand, our business, financial condition, results of operations and prospects could be adversely affected.
Economic downturns or a change in consumer preferences, perception and spending habits in the wine category, in particular, could limit consumer demand for our brands and negatively affect our business.
We have positioned our brand to capitalize on growing consumer interest in high-quality and culturally relevant brands. The wine beverage industry is sensitive to national and regional economic conditions and the demand for the brands that we distribute may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, interest rates, inflation rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Among these changes could be a reduction in the number of wine brands that consumers purchase where there are alternatives, given that many products in this category often have higher retail prices than other alcoholic or non-alcoholic alternatives.
Further, the markets in which we operate are subject to changes in consumer preference, perception and spending habits. Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the markets in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our brands and shifts in the perceived value for our brands relative to alternatives. In addition, media coverage regarding the safety or quality of our brands or the raw materials, ingredients or processes involved in their production may damage consumer confidence in our brands. A general decline in the consumption of our brands could occur at any time as a result of change in consumer preference, perception, confidence and spending habits, including an unwillingness to pay a premium or an inability to purchase our brands due to financial hardship or increased price sensitivity, which may be exacerbated by the effects of the COVID-19 pandemic. If consumer preferences shift away from our brands, our business, financial condition and results of operations could be adversely affected.
The success of our brands depends on a number of factors including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our brands from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our brands. We may not be successful in identifying trends in consumer preferences and developing brands that respond to such trends in a timely manner. We also may not be able to effectively promote our brands by our marketing and advertising campaigns and gain market acceptance. If our brands fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, we may not be able to fully recover costs and expenses incurred in our operation, and our business, financial condition, results of operations and prospects could be adversely affected.
Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel.
Our ability to maintain our competitive position is largely dependent on the services of our senior management and other key personnel. The loss of the services of any of these individuals could have an adverse effect on our business, financial condition, results of operations and prospects.
In addition, our future success depends on our continued ability to attract, develop, motivate and retain highly qualified and skilled employees. The market for such positions is competitive. Qualified individuals are in high demand and we may incur significant costs to attract them. In addition, the loss of any of our senior management or other key employees or our inability to recruit and develop mid-level managers could adversely affect our ability to execute our business plan and we may be unable to find adequate replacements. All of our employees are at-will employees, meaning that they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. If we fail to retain talented senior management and other key personnel, or if we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business, financial condition, results of operations and prospects could be adversely affected.
Use or ineffective use of social media and influencers may adversely affect our reputation or subject us to fines or other penalties.
We use third-party social media platforms as, among other things, marketing tools. For example, we maintain Instagram, Facebook, Pinterest and Twitter accounts. We also maintain relationships with thousands of social media influencers and engage in sponsorship initiatives. As existing ecommerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use change their policies or algorithms, we may not be able to fully optimize such platforms, and our ability to maintain and acquire consumers and our financial condition may suffer. Furthermore, as laws and regulations and public opinion rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have an adverse effect on our business, financial condition, results of operations and prospects.
In addition, an increase in the use of social media influencers for product promotion and marketing may cause an increase in the burden on us to monitor compliance of the content they post, and increase the risk that such content could contain problematic product or marketing claims in violation of applicable laws and regulations. For example, in some cases, the Federal Trade Commission, or the FTC, has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser. We do not control the content that our influencers post, and if we were held responsible for any false, misleading or otherwise unlawful content of their posts or their actions, we could be fined or subjected to other monetary liabilities or forced to alter our practices, which could have an adverse impact on our business.
Negative commentary regarding us, our brands or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our consumers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. The harm may be immediate, without affording us an opportunity for redress or correction.
We may be unable to accurately forecast revenue and appropriately plan our expenses in the future, and any failure to meet forecasted revenue or other financial figures may have an adverse impact on our financial position and stock price.
Revenue and results of operations are difficult to forecast because they generally depend on the volume, timing and type of orders we receive across our various channels, all of which are uncertain. Forecasts may be particularly challenging as we expand into new markets and geographies and develop and market new brands. We base our expense levels and investment plans on our estimates of revenue and gross profit. We cannot be sure the same growth rates and trends are meaningful predictors of future growth. If our assumptions prove to be wrong, we may spend more than we anticipate acquiring and retaining consumers or may generate lower revenue per consumer than anticipated, either of which could have an adverse effect on our business, financial condition, results of operations and prospects.
We rely heavily on consumer data and certain of the data that we track is subject to inherent challenges in measurement, and any inaccuracies in such data may negatively affect our business.
We rely heavily on certain data that we track using internal data analytics tools and we rely on data received from third parties, including third-party platforms, which have certain limitations. Data from these sources may include information relating to fraudulent accounts and interactions with our sites or the social media accounts of our business or of our influencers (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites or their accounts). We have only a limited ability to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it still more difficult to detect such activity.
Our methodologies for tracking data may also change over time. If we undercount or overcount performance due to the internal data analytics tools we use or experience issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we track may not be accurate. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If we are not able to obtain and track accurate data, our business, financial condition, results of operations and prospects could be adversely affected.
The consumer reception of the launch and expansion of our brands is inherently uncertain and may present new and unknown risks and challenges in production and marketing that we may fail to manage optimally and which could have a materially adverse effect on our business, results of operations and financial results.
New brand development and innovation is core to our marketing strategy and a significant portion of our net revenues are derived from new brands. For example, our core brands collectively accounted for 23.8% of our net revenues for 2020 and for 28.9% of our net revenues for the six months ended June 30, 2021. To continue our growth and compete with new and existing competitors, we may need to innovate and develop a robust pipeline of new brands. The launch and continued success of new brands is inherently uncertain, particularly with respect to consumer appeal and market share capture. An unsuccessful launch may impact consumer perception of our existing brands and reputation, which are critical to our ongoing success and growth. Unsuccessful implementation or short-lived success of new brands may result in write-offs or other associated costs which may materially and adversely affect our business, results of operations and financial results. In addition, the launch of new brand offerings may result in cannibalization of sales of existing brands in our portfolio.
Our results of operations may be impacted by price concessions, promotional activities, credits and other factors.
We have incurred, and expect to continue to incur, significant advertising and promotional expenditures to enhance our brands and raise consumer awareness in both existing and emerging categories. These expenditures may adversely affect our results of operations in a particular quarter or even a full fiscal year and may not result in increased sales. Variations in the levels of advertising and promotional expenditures have in the past caused, and are expected in the future to continue to cause, variability in our quarterly results of operations. While we strive to invest only in effective advertising and promotional activities in both the digital and traditional segments, it is difficult to correlate such investments with sales results, and there is no guarantee that our expenditures will be effective in building brand strength or growing long term sales.
Additionally, retailers may at times require price concessions that would negatively impact our margins and our ability to achieve or maintain profitability. If we are not able to lower our cost structure adequately in response to consumer pricing demands, and if we are not able to attract and retain a profitable consumer mix and a profitable product mix, our ability to achieve or maintain profitability could be adversely affected.
In addition, we periodically offer credits through various programs to wholesale distributors, including temporary price reductions, off-invoice discounts, and other trade activities. We anticipate that these price concessions and promotional activities could adversely impact our revenue and that changes in such activities could adversely impact period-over-period results. If we are not correct in predicting the performance of such promotions, or if we are not correct in estimating credits, our business, financial condition, results of operations and prospects could be adversely affected.
Our inability to develop and maintain strong relationships with retailers in order to maximize our presence in retail stores could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.
Our operations include sales through wholesale distributors to retail stores and their related websites, which accounted for approximately 13% of our net revenues in 2020. The successful growth of our wholesale business is dependent in part on our continuing development of strong relationships with major retail chains. The loss of our shelf space with Whole Foods or any other large retailer could have a significant impact on our revenue. In addition, we may be unable to secure adequate shelf space in new markets, or any shelf space at all, until we develop relationships with the retailers that operate in such markets. Consequently, growth opportunities through our retail channel may be limited and our revenue, business, financial condition, results of operations and prospects could be adversely affected if we are unable to successfully establish relationships with other retailers in new or current markets.
We also face severe competition to display our brands on store shelves and obtain optimal presence on those shelves. Due to the intense competition for limited shelf space, retailers are in a position to negotiate favorable terms of sale, including price discounts, allowances and brand return policies. To the extent we elect to increase discounts or allowances in an effort to secure shelf space, our operating results could be adversely affected. We may not be able to increase or sustain our volume of retail shelf space or offer retailers price discounts sufficient to overcome competition and, as a result, our sales and results of operations could be adversely affected. In addition, many of our competitors have significantly greater financial, production, marketing, management and other resources than we do and may have greater name recognition, a more established distribution network and a larger base of wholesale distributors. If our competitors’ sales surpass ours, retailers may give higher priority to our competitors’ products, causing such retailers to reduce their efforts to sell our brands and resulting in the loss of advantageous shelf space, which in turn could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.
Significant product returns or refunds could harm our business.
We allow our DTC consumers to return products and we offer refunds, subject to our return and refunds policy. If product returns or refunds are significant or higher than anticipated and forecasted, our business, financial condition, results of operations and prospects could be adversely affected. Further, we and our retailers modify policies relating to returns or refunds from time to time, and may do so in the future, which may result in consumer dissatisfaction and harm to our reputation or brand, or an increase in the number of product returns or the amount of refunds we make. From time to time our products are damaged in transit, which can increase return rates and harm our brand, which in turn could adversely impact our revenue, and in turn our business, financial condition, results of operations and prospects could be adversely affected.
Our business may be adversely affected if we are unable to provide our consumers with a technology platform that is able to respond and adapt to rapid changes in technology, if our platform encounters disruptions in usability or if our consumers find our platform less usable or attractive than those of our competitors.
The number of people who access the Internet through devices other than personal computers, including mobile phones, tablets, television set-top devices and similar hand-held devices, has increased dramatically in recent years. Adapting our services and/or infrastructure to these devices as well as other new Internet, networking or telecommunications technologies could be time-consuming and could require us to incur substantial expenditures, which could have an adverse effect on our business, financial condition, results of operations and prospects. Ultimately, the versions of our website and mobile applications developed for these devices may not be compelling to consumers.
Additionally, as new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for alternative devices and platforms and we may need to devote significant resources to the creation, support and maintenance of such applications. If we or our retailers are unable to attract consumers to our or their websites or mobile applications through these devices or are slow to develop a version of such websites or mobile applications that are more compatible with alternative devices, we may fail to capture a significant share of new consumers and could also lose existing consumers, which could have an adverse effect on our business, financial condition, results of operations and prospects.
Further, we continually upgrade existing technologies and business applications and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our consumers to buy brands from us on their mobile devices, or if our consumers choose not to buy brands from us on their mobile devices or to use mobile products or platforms that do not offer access to our website, we could lose existing consumers and fail to attract new consumers. Even if we build and maintain a platform that is effective and attractive to our consumers, there is no guarantee our platforms will not encounter disruptions or outages and diminish our consumers’ satisfaction. As a result, our consumer growth could be harmed and our business, financial condition, results of operations and prospects could be adversely affected.
We are subject to risks related to online payment methods, including third-party payment processing-related risks.
We currently accept payments using a variety of methods, including credit card, debit card, Apple Pay, PayPal and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements, fraud and other risks. We also rely on third parties to provide payment processing services, and for certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and affect our ability to achieve or maintain profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, or PCI-DSS, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we (or a third-party processing payment card transactions on our behalf) suffer a security breach affecting payment card information, we may have to pay onerous and significant fines, penalties and assessments arising out of the major card brands’ rules and regulations, contractual indemnifications or liability contained in merchant agreements and similar contracts, and we may lose our ability to accept payment cards for payment for our goods and services, which could materially impact our operations and financial performance.
Furthermore, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently incur for compliance. As we offer new payment options to consumers, including by way of integrating emerging mobile and other payment methods, we may be subject to additional regulations, compliance requirements and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of online payments.
We may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a consumer did not authorize a purchase, merchant fraud and consumers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. We occasionally receive orders placed with fraudulent data and we may ultimately be held liable for the unauthorized use of a cardholder’s card number in an illegal transaction and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge-back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Further, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Although we have measures in place to detect and reduce the occurrence of fraudulent activity in our marketplace, those measures may not always be effective. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and additional expenses and our business, financial condition, results of operations and prospects could be adversely affected. If any of these events were to occur, our business, financial condition, results of operations and prospects could be adversely affected.
We intend to grow our business through acquisitions of, or investments in, new or complementary businesses, assets, facilities, technologies or products, or through strategic alliances, and the failure to manage these acquisitions, investments or alliances, or to integrate them with our existing business, could have an adverse effect on us.
From time to time, we may consider opportunities to acquire or make investments in new or complementary businesses, assets, facilities, technologies, offerings, or products, or enter into strategic alliances, that may enhance our capabilities, expand our outsourcing and supplier network, complement our current brands or expand the breadth of our markets. For example, in 2021 we purchased certain assets of Natural Merchants, Inc., an international wine importer.
Acquisitions, investments and other strategic alliances involve numerous risks, including:
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problems integrating the acquired business, assets, facilities, technologies or products, including issues maintaining uniform standards, procedures, controls and policies;

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risks associated with quality control and brand reputation;

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unanticipated costs associated with acquisitions, investments or strategic alliances;

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diversion of management’s attention from our existing business;

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adverse effects on existing business relationships with suppliers, wholesale distributors and retailers;

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risks associated with any dispute that may arise with respect to such strategic alliance;

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risks associated with entering new markets in which we may have limited or no experience;

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potential loss of key employees of acquired businesses; and

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increased legal and accounting compliance costs.

Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, assets, facilities, technologies and products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to identify suitable acquisitions or strategic relationships, or if we are unable to integrate any acquired businesses, assets, facilities, technologies and products effectively, our business, financial condition, results of operations and prospects could be adversely affected. Further, while we employ several different methodologies to assess potential business opportunities, the new businesses may not meet or exceed our expectations, which could result in write-downs of assets or goodwill or impairment charges.
The COVID-19 pandemic could have an adverse effect on our business, financial condition, results of operations and prospects.
In connection with the COVID-19 pandemic, governments implemented significant measures, including closures, quarantines, travel restrictions and other social distancing directives, intended to control the spread of the virus. Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. Although as of June 2021, the global economy has begun to recover and the widespread availability of vaccines has encouraged greater economic activity, we are continuing to monitor the situation, and we cannot predict for how long, or the ultimate extent to which, the pandemic may disrupt our operations. The COVID-19 pandemic has had and continues to have an adverse impact on global economic conditions and consumer confidence and spending, which could adversely affect our supply chain as well as the demand for our brands. The fluid nature of the COVID-19 pandemic and uncertainties regarding the related economic impact are likely to result in sustained market turmoil, which could also have an adverse effect on our business, financial condition, results of operations and prospects.
The impact of the COVID-19 pandemic on any of our suppliers, wholesale distributors, retailers or ecommerce vendors or transportation or logistics providers may negatively affect the price and availability of our materials and impact our supply chain. If the disruptions caused by the COVID-19 pandemic continue for an extended period of time, our ability to meet the demands of our consumers may be materially impacted. For example, government restrictions may limit the personnel available to receive or ship brands at our distribution centers. In addition, the continuing effects caused by the COVID-19 pandemic may negatively impact collections of accounts receivable and cause some of our retailers to go out of business, all of which could adversely affect our business, financial condition, results of operations and prospects.
Further, the COVID-19 pandemic may impact consumer demand and demand from wholesale distributors and retailers. Retail stores may be impacted if governments continue to implement regional business closures, quarantines, travel restrictions and other social distancing directives to slow the spread of the virus. Further, to the extent our retailers’ operations are negatively impacted, our consumers may reduce demand for or spending on our products, or consumers or retailers may delay payments to us or request payment or other concessions. There may also be significant reductions or volatility in consumer demand for our products due to travel restrictions or social distancing directives, as well as the temporary inability of consumers to purchase our products due to illness, quarantine or financial hardship, shifts in demand away from one or more of our products, decreased consumer confidence and, any of which may negatively impact our results, including as a result of an increased difficulty in planning for operations. Additionally, we may be unable to effectively modify our trade promotion and advertising activities to reflect changing consumer viewing and shopping habits due to event cancellations, reduced in-store visits and travel restrictions, among other things.
Beginning in March 2020, we saw an increase in DTC demand, primarily, we believe, as a result of purchases arising from more consumers working remotely during the COVID-19 pandemic and thus, spending more time at home and the unavailability of public venues. If remote work conditions end, more public venues reopen and consumers spend less time at home, our members may elect to purchase fewer products or may elect to purchase products from traditional brick and mortar stores rather than from our website, which could materially and adversely affect our business and results of operations.
The extent of the COVID-19 pandemic’s effect on our operational and financial performance will also depend on future developments, including the duration and intensity of the pandemic, and the emergence of variants of COVID-19 and related developments, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of the COVID-19 pandemic on our business. However, if the pandemic continues to persist as a severe worldwide health crisis, the disease could have an adverse effect on our business, financial condition, results of operations and prospects, and may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Our business performance by segment may be subject to significant variability.
Consumer demand and net sales among our wholesale and DTC channels are subject to seasonal fluctuations. While we have not in the past experienced significant variability among our results of operations in the aggregate, our business performance by segment has displayed seasonal trends. A failure by us to adequately prepare for periods of changed demand within any particular segment, or any event that disrupts our distribution channels during those periods, could have a material adverse effect on our business and results of operations.
In addition to the seasonality of our wholesale and DTC channels, our financial performance is influenced by a number of factors which are difficult to predict and variable in nature. These include cost volatility for raw materials, production yields and inventory availability and the evolution of our sales channel mix, as well as external trends in weather patterns and discretionary consumer spending. A number of other factors which are inherently difficult to predict could affect the seasonality or variability of our financial performance in any impacted segment. Therefore, the performance of our wholesale or DTC segments may vary on a quarterly basis, and the results of a section during one period may not be indicative of that segment’s results during any other future period.
The agreements governing our indebtedness will require us to meet certain operating and financial covenants and place restrictions on our operating and financial flexibility. If we raise capital through additional debt financing, the terms of any new debt could further restrict our ability to operate our business.
We are party to a credit agreement, or the PMB Credit Agreement, with Pacific Mercantile Bank providing for a $7.0 million revolving line of credit, or the PMB Line of Credit. The PMB Line of Credit bears interest at a variable annual rate equal to 1.25% plus the prime rate and matures on March 31, 2022. Under the PMB Credit Agreement, we are required to pay an annual fee equal to 0.25% of the revolving credit commitment in effect on the date that the fee is due. The PMB Credit Agreement also contains various affirmative and negative covenants and restrictions that limit our ability to engage in certain activities, including, among other things, incurring certain types of additional indebtedness (including certain guarantees or other contingent obligations) or consolidating, merging, selling or otherwise disposing of all or substantially all of our assets or acquiring all or substantially all of the assets or business of another person. We are also party to a loan and security agreement, the Multiplier LSA, with Multiplier Capital II, LP, or Multiplier, providing for a term loan of $5.0 million, or the Multiplier Term Loan. The Multiplier Term Loan matures on June 29, 2022 and bears interest at a variable annual rate equal to the prime rate plus 6.25%, with a minimum interest rate of 11.5% per annum and a maximum interest rate of 14.0% per annum. The Multiplier Term Loan also carries certain fees, including (i) a $100,000 loan fee due on the earliest of the maturity date, the date the loan is paid in full and the date of any event of default that results in the acceleration of our obligations under the Multiplier LSA, and (ii) a prepayment fee equal to 5.0% of the amount prepaid, if the prepayment occurs on or prior to the first anniversary of the when funds were first disbursed under the Multiplier LSA, or the Disbursement Date, 3.0% of the amount prepaid if the prepayment occurs between the first and second anniversaries of the Disbursement Date and 1.0% of the amount prepaid if the prepayment occurs after the second anniversary of the Disbursement Date. The Multiplier Term Loan is secured by substantially all of our assets. We refer to the PMB Credit Agreement and the Multiplier LSA collectively as our Credit Agreements. As of June 30, 2021, we had $1 million outstanding under our Credit Agreements.
Our Credit Agreements contain affirmative and negative covenants, indemnification provisions and events of default. The affirmative covenants include, among others, administrative, reporting and legal covenants, in each case subject to certain exceptions. The negative covenants include, among others, limitations on our and our subsidiaries’ abilities to, in each case subject to certain exceptions:
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make restricted payments including dividends and distributions;

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use proceeds from the PMB Line of Credit for purposes other than for working capital;

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incur additional indebtedness;

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incur liens;

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enter into fundamental changes including mergers and consolidations;

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engage in certain sale leaseback transactions;

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sell assets, including capital stock of subsidiaries;

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make certain investments;

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create negative pledges or restrictions on the payment of dividends or payment of other amounts owed from subsidiaries

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make prepayments or modify documents governing material debt that is subordinated with respect to right of payment;

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enter into certain transactions with affiliates;

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change our fiscal year; and

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change our lines of business.

The Multiplier LSA also contains a financial covenant that requires us to maintain a minimum cash balance of $1.25 million and mutually agreed upon minimum amounts of earnings, defined as net income or loss before interest, taxes, depreciation and other non-cash amortization expenses, less capital software development expenses. As a result of the restrictions described above, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We have previously breached similar covenants in prior credit facilities. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.
Our ability to comply with the covenants and restrictions contained in the Credit Agreements may be affected by economic, financial and industry conditions beyond our control. The restrictions in the Credit Agreements may also prevent us from taking actions that we believe would be in the best interests of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. Even if the Credit Agreements are terminated, any additional debt that we incur in the future could subject us to similar or additional covenants.
The Credit Agreements include customary events of default, including failure to pay principal, interest or certain other amounts when due; material inaccuracy of representations and warranties; violation of covenants; specified cross-default and cross-acceleration to other material indebtedness; certain bankruptcy and insolvency events; certain events relating to the Employee Retirement Income Security Act of 1974; certain undischarged judgments; material invalidity of guarantees or grant of security interest; and change of control, in certain cases subject to certain thresholds and grace periods.
Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness could result in an event of default, which, if not cured or waived, could result in the lenders declaring all obligations, together with accrued and unpaid interest, immediately due and payable and take control of the collateral, potentially requiring us to renegotiate the Credit Agreements on terms less favorable to us. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our business, results of operations, financial condition and future prospects could be adversely affected. In addition, such a default or acceleration may result in the acceleration of any future indebtedness to which a cross-acceleration or cross-default provision applies. If we are unable to repay our indebtedness, lenders having secured obligations, such as the lenders under the Credit Agreements, could proceed against the collateral securing the indebtedness. In any such case, we may be unable to borrow under our credit facilities and may not be able to repay the amounts due under our credit facilities. This could have an adverse effect on our business, financial condition, results of operations and prospects and could cause us to become bankrupt or insolvent.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our consumers would have to pay for our offering and adversely affect our operating results.
On June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state retailers even if those retailers lack any physical presence within the states imposing sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states, both before and after the Supreme Court’s ruling, have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state retailers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment of these laws, and it is possible that states may seek to tax out-of-state retailers, including for prior tax years. Although we believe that we currently collect sales taxes in all states that have adopted laws imposing sales tax collection obligations on out-of-state retailers since Wayfair was decided, a successful assertion by one or more jurisdictions requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state retailers in jurisdictions where we do not currently collect sales taxes, whether for prior years or prospectively, could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have an adverse effect on our business, financial condition, results of operations and prospects.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
We have incurred substantial losses since inception. As of December 31, 2020, we had federal and state net operating loss carryforwards of approximately $47.5 million and $47.1 million, respectively. The federal loss carryforwards, except the federal loss carryforwards arising in tax years beginning after December 31, 2017, begin to expire in 2032 unless previously utilized. Federal net operating losses, or NOLs, arising in tax years beginning after December 31, 2017 have an indefinite carryforward period and do not expire, but the deduction for these carryforwards is limited to 80% of current-year taxable income for taxable years beginning after 2020. In general, under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended, a corporation that undergoes an “ownership change” (generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a rolling three-year period) is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We may experience ownership changes in the future, and are currently evaluating with our independent tax advisors whether and to what extent our NOLs may be currently limited. In addition, for state income tax purposes, there may be periods during which the use of NOLs or tax credits is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, California recently imposed limits on the usability of California NOLs and certain tax credits to offset California taxable income or California tax liabilities in tax years beginning after 2019 and before 2023. Additionally, state net operating loss carryforwards begin to expire in 2028. As a result, to the extent that we earn net taxable income, our ability to use our pre-change NOLs to offset such taxable income and our ability to use our tax credits to reduce our tax liabilities may be subject to limitations.
If we cannot maintain our company culture or focus on our purpose as we grow, our success and our business and competitive position may be harmed.
We believe our culture and our mission have been key contributors to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture or focus on our mission could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important values. If we fail to maintain our company culture or focus on our mission our competitive position and business, financial condition, results of operations and prospects could be adversely affected.

Risks Related to Production, Supply and Service Providers
We rely on our proprietary technology and data to forecast consumer demand and to manage our supply chain, and any failure of this technology or other failure to accurately forecast demand for our brands could materially adversely affect our business, financial condition and operating results.
To ensure adequate inventory supply, we must forecast inventory needs and place orders with our third-party suppliers before firm orders are placed by our consumers or our retailers. We rely on our proprietary technology and data to forecast demand and predict our consumers’ orders, determine the amounts of grapes, wine and other supplies to purchase, and to optimize our in-bound and out-bound logistics for delivery and transport of our supply to our fulfillment centers and of our brand offerings to consumers. If this technology fails or produces inaccurate information or results at any step in this process—such as if the data we collect from consumers is insufficient or incorrect, if we over or underestimate future demand or if we fail to optimize delivery routes to our consumers—our inventory could become unsalable, we could experience shortages in key ingredients, the operational efficiency of our supply chain may suffer (including as a result of excess or shortage of fulfillment center capacity) or our consumers could experience delays or failures in the delivery of our brand offerings. Moreover, forecasts based on historical data, regardless of any historical patterns or the quality of the underlying data, are inherently uncertain, and unforeseen changes in consumer tastes or external events could result in material inaccuracy of our forecasts, which could result in disruptions in our business and our incurrence of significant costs and waste. Factors that could affect our ability to accurately forecast demand for our brands include: an unanticipated increase or decrease in demand for our brands; our failure to accurately forecast acceptance for our new brands; brand introductions by competitors; unanticipated changes in general market conditions or other factors, which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by retailers; the impact on demand due to unseasonable weather conditions; weakening of economic conditions or consumer confidence in future economic conditions, which could reduce demand for discretionary items, such as our brands; and terrorism or acts of war, or the threat thereof, or political or labor instability or unrest, which could adversely affect consumer confidence and spending or interrupt production and distribution of product and raw materials.
Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could impair our brand image and harm our business. In addition, if we underestimate the demand for our brands, our third-party manufacturers may not be able to produce brands to meet our consumer requirements, and this could result in delays in the shipment of our brands and our ability to recognize revenue, lost sales, as well as damage to our reputation and retailer and wholesale distributor relationships.
The difficulty in forecasting demand also makes it difficult to estimate our future results of operations and financial condition from period to period. A failure to accurately predict the level of demand for our brands could adversely affect our business, financial condition, results of operations and prospects.
Our business, including our costs and supply chain, is subject to risks associated with sourcing, production, warehousing, distribution and logistics, and the loss of any of our key suppliers or logistical service providers could negatively impact our business.
We do not grow our own grapes and instead rely on third parties to supply grapes and bulk wine. All of the brands we offer are made up of ingredients that are produced by a relatively limited number of third-party producers, and as a result we may be subject to price fluctuations or demand disruptions. Our operating results would be negatively impacted by increases in the costs of our brands, and we have no guarantees that costs will not rise. In addition, as we expand into new categories and brand types, we expect that we may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current categories. We may not be able to pass increased costs on, which could adversely affect our operating results. Moreover, in the event of a significant disruption in the supply of the materials used in the production of the brands we offer, we and the vendors that we work with might not be able to locate alternative suppliers of materials of comparable quality at prices consistent with our historical experience.

In addition, products and merchandise we receive from wineries and suppliers may not be of sufficient quality or free from damage, or such products may be damaged during shipping, while stored in our warehouse fulfillment centers or with third-party retail consumers or when returned by consumers. We may incur additional expenses and our reputation could be harmed if consumers and potential consumers believe that our brands do not meet their expectations, are not properly labeled or are damaged.
We purchase significant amounts of product supply from a limited number of suppliers with limited supply capabilities. There can be no assurance that our current suppliers will be able to accommodate our anticipated growth or continue to supply current quantities at preferential prices. An inability of our existing suppliers to provide materials in a timely or cost-effective manner could impair our growth and have an adverse effect on our business, financial condition, results of operations and prospects. We generally do not maintain long-term supply contracts with any of our suppliers and any of our suppliers could discontinue selling to us at any time. If an agreement with one of our primary suppliers is terminated or is not renewed, if one of our primary suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, as a result of the COVID-19 pandemic or otherwise, or if any environmental, economic or other outside factors impact their operations, our ability to procure grapes, juice, wine, or other product materials may be temporarily impaired, or we may face increased costs related to such products. The loss of any of our primary suppliers, or the discontinuance of any preferential pricing or exclusive incentives they currently offer to us could have an adverse effect on our business, financial condition, results of operations and prospects.
We continually seek to expand our base of suppliers, especially as we identify new brands that necessitate new or additional materials. We also require our new and existing suppliers to meet our ethical and business partner standards. Suppliers may also have to meet governmental and industry standards and any relevant standards required by our consumers, which may require additional investment and time on behalf of suppliers and us. If we are unable to identify or enter into distribution relationships with new suppliers or to replace the loss of any of our existing suppliers, we may experience a competitive disadvantage, our business may be disrupted and our business, financial condition, results of operations and prospects could be adversely affected.
Our principal suppliers currently provide us with certain incentives, such as volume purchasing, trade discounts, cooperative advertising and market development funds. A reduction or discontinuance of these incentives would increase our costs and could reduce our ability to achieve or maintain profitability. Similarly, if one or more of our suppliers were to offer these incentives, including preferential pricing, to our competitors, our competitive advantage would be reduced, which could have an adverse effect on our business, financial condition, results of operations and prospects.
Unanticipated changes in consumer demands and preferences could have adverse effects on our ability to manage supply and capture growth opportunities.
Our ability to effectively manage production and inventory is inherently linked to actual and expected consumer demand for our brands, particularly given the long product lead time and agricultural nature of the wine business. Unanticipated changes in consumer demand or preferences in the future could have adverse effects on our ability to manage supply and capture growth opportunities.
A disruption in our operations, or the operations of third-parties upon which we rely, could have an adverse effect on our business.
Our operations, including those of our third-party manufacturers, suppliers and delivery service providers, are subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in information systems, product quality control, safety, licensing requirements and other regulatory issues, as well as natural disasters, pandemics or other public health emergencies, border disputes, acts of terrorism and other external factors over which we and our third-party manufacturers, suppliers and delivery service providers have no control. The loss of, or damage to, the manufacturing facilities or fulfillment centers of our third-party manufacturers, suppliers and delivery service providers could have an adverse effect on our business, financial condition, results of operations and prospects.

We depend heavily on ocean container delivery to receive shipments of our products from our third-party suppliers located overseas and contracted third-party delivery service providers to deliver our products to our fulfillment centers located in California and Pennsylvania, and from there to our consumers and retailers. Further, we rely on postal and parcel carriers for the delivery of products sold directly to consumers through the Winc digital platform. Interruptions to or failures in these delivery services could prevent the timely or successful delivery of our brands. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party delivery service providers, such as labor unrest or natural disasters. For example, a labor strike at a port could negatively impact the delivery of our imported grapes, juice, wine or other product materials, and trade disputes between the United States and countries from which we import grapes, juice, wine and other product materials may in the future restrict the flow of the goods from such countries to the United States. Any failure to provide high-quality delivery services to our consumers may negatively affect the shopping experience of our consumers, damage our reputation and cause us to lose consumers.
Our ability to meet the needs of our consumers and retailers depends on our proper operation of our fulfillment centers in California and Pennsylvania, where most of our inventory that is not in transit is housed. Although we currently insure our inventory, our insurance coverage may not be sufficient to cover the full extent of any loss or damage to our inventory or fulfillment centers, and any loss, damage or disruption of our facilities, or loss or damage of the inventory stored there, could have an adverse effect on our business, financial condition, results of operations and prospects.
We may be unable to manage the complexities created by our omni-channel operations, which may have a material adverse effect on our business, financial condition, operating results and prospects.
Our omni-channel operations, such as offering our brands through our website, on third party websites, through wholesale distributors and in traditional brick and mortar stores, create additional complexities in our ability to manage inventory levels, as well as certain operational issues, including timely shipping and refunds. Accordingly, our success depends to a large degree on continually evolving the processes and technology that enable us to plan and manage inventory levels and fulfill orders, address any related operational issues and further align channels to optimize our omni-channel operations. If we are unable to successfully manage these complexities, it may have a material adverse effect on our business, financial condition, operating results and prospects.
The occurrence of an environmental catastrophe could disrupt our business. Climate change, wildfires, disease, pests, weather conditions and problems with water supply could also have adverse effects on our business.
Our ability to conduct business in the ordinary course, fulfilling consumer demand for wine, is restricted by the availability of grapes. Climate change, agricultural and other factors, such as wildfires, disease, pests, extreme weather conditions, water scarcity, biodiversity loss and competing land use, could negatively impact the quality and quantity of grapes available to us and our producers for wine production.
We source grapes and juice from a variety of producers, but in significant volumes from certain suppliers. Although there is more than one supplier for most of the grapes bought by us, and the right variety and quality of grapes is usually readily available when needed, there is no assurance that this will always be the case, particularly in the adverse circumstances mentioned above and below. A shortage of grapes of the required variety and quality could impair our business and results of operations both in the year of harvest and thereafter.
We may not be fully insured against risk of catastrophic loss to wineries, production facilities, fulfillment centers, customer service centers, data centers, corporate officers or distribution systems as a result of earthquakes, fires or other events. Some of the vineyards we source from, and their and our facilities, are located in California, which is prone to seismic activity and has recently experienced landslides and wildfires, which have been increasing in frequency and intensity. If any of our facilities or the vineyards or facilities of our significant suppliers were to experience catastrophic loss, that event could disrupt operations, delay production, shipments and revenue and could result in potentially significant expenses to repair or replace the vineyard or facility. If such a disruption were to occur, then we could breach agreements, our reputation could be harmed, and our results or operations, financial condition and business could be adversely affected. Further, we may not be able to efficiently relocate our fulfillment and delivery operations due to disruptions in service if one of these events occurs, and our insurance coverage may be insufficient to compensate us for such losses. While we take steps to minimize the damage that would be caused by a catastrophic event, including relying on diversity of suppliers and wholesale distributors, there is no certainty that such efforts would prove successful.
Wine is also subject to diseases, pests and weather conditions that can affect the quality and quantity of grapes. Various diseases, pests, fungi, viruses, drought, floods, frosts and other weather conditions can affect the quality and quantity of grapes, decreasing the supply of our brands and negatively impacting us. We cannot guarantee that independent grape suppliers will succeed in preventing disease in their vineyards. For example, Pierce’s disease is a vine bacterial disease spread by insects that kills grapevines and for which there is no known cure. If vineyards used by our suppliers become contaminated with this or other diseases, then our results of operations would likely decline. Additionally, future government restrictions regarding the use of materials used in grape growing could increase vineyard costs and reduce production.
We are also subject to the adverse effects of climate change. Restrictions on access to or an increase in the cost of water and energy, and the inability of independent suppliers to adapt to and mitigate against climate change, could negatively impact our ability to effectively source grapes and wine for production. While we are diversified in our grape production, climate change is an unfolding phenomenon with uncertain outcomes. Furthermore, governmental actions to reduce the impacts of climate change such as packaging waste and emission reduction targets could adversely impact our profit margins.
Additionally, the amount of water available for us is important to the supply of grapes and winemaking, other agricultural raw materials and our ability to operate our business. If climate patterns change and droughts become more severe, there may be a scarcity of water, poor water quality or water right restrictions, which could affect production costs, consistency of yields or impose capacity constraints. The suppliers of the grapes and other agricultural raw materials purchased by us depend upon sufficient supplies of quality water for their vineyards and fields. The availability of adequate quantities of water for application at the correct time can be vital for grapes to thrive. Whether particular vineyards are experiencing water shortages depends, in large part, on their location. An extended period of drought across much of California would restrict the use and availability of water for agricultural uses, and in some cases governmental authorities might divert water to other uses. Lack of available water could reduce grape harvest and access to grapes and adversely impact us. Scarcity of adequate water in grape growing areas could also result in legal disputes among landowners and water users. If water available to the operations of our suppliers becomes scarcer, restrictions are placed on usage of water or the quality of that water deteriorates, then we may incur increased production costs or face manufacturing constraints that could negatively affect production. Even if quality water is widely available, water purification and waste treatment infrastructure limitations could increase our costs or constrain operation of production facilities and vineyards of our suppliers. Any of these factors could adversely affect our business, results of operations and financial results.
Grape supply and price volatility affects our results of operations.
Volatility and increases in the costs of grapes, labor and other necessary supplies or services have in the past negatively impacted, and in the future may negatively impact, our results of operations and financial condition. If such increases occur or exceed our estimates and if we are unable to increase the prices of our brands or achieve cost savings to offset the increases, then our results of operations will be harmed. Even if we increase brand prices in response to cost increases, such price increases may not be sustainable and could lead to declines in market share as competitors may not increase their prices or consumers may decide not to pay the higher prices. In the alternative, an extreme oversupply of grapes can lead to a glut of grape supply and declines in the value of the harvest. Future swings in grape supply and price volatility may affect our results of operations.
If we are unable to identify and obtain adequate supplies of quality agricultural, raw and processed materials, including corks, glass bottles, barrels, winemaking additives and agents, water and other supplies, or if there is an increase in the cost of the commodities or products, then our profitability could be negatively impacted, which would adversely affect our business, results of operations and financial condition.
We use a large volume of raw materials, in addition to grapes, to produce and package wine, including corks, barrels, winemaking additives and water, as well as large amounts of packaging materials such as metal, cork, glass and cardboard. We purchase raw materials and packaging materials under contracts of varying maturities from domestic and international suppliers.
Glass bottle costs are one of our largest packaging components of cost of revenues. In North America, glass bottles have only a small number of producers. Currently, the majority of our glass containers are sourced from China, the United States and Mexico, while a minority are sourced from Taiwan and Chile. An inability of any of our glass bottle suppliers to satisfy our requirements could materially and adversely affect our business. In addition, costs and programs related to mandatory recycling and recyclable materials deposits could be adopted in states of manufacture, imposing additional and unknown costs to manufacture products utilizing glass bottles. Increases in the costs of, or any difficulty in acquiring adequate supply of, raw materials may significantly impact our supply chain and our business. For example, our industry has recently experienced a glass shortage that has made it more difficult and more expensive to acquire the bottles we require for our brands.
Our production facilities also use a significant amount of energy in their operations, including electricity, propane and natural gas. We have experienced increases in energy costs in the past, and energy costs could rise in the future, which would result in higher transportation, freight and other operating costs, such as ageing and bottling expenses. Our freight cost and the timely delivery of wines could be adversely affected by a number of factors that could reduce the profitability of operations, including driver shortages, higher fuel costs, weather conditions, traffic congestion, increased government regulation, and other matters. In addition, increased labor costs or insufficient labor supply could increase our production costs.
The supply and the price of raw materials, packaging materials and energy and the cost of energy, freight and labor used in our productions and distribution activities could be affected by a number of factors beyond our control, including market demand, global geopolitical events (especially their impact on energy prices), economic factors affecting growth decisions, exchange rate fluctuations and inflation. To the extent that any of these factors, including supply of goods and energy, affect the prices of ingredients or packaging, or we do not effectively or completely hedge changes in commodity price risks, or are unable to recoup costs through increases in the price of finished wines, our business, results of operations and financial condition could be adversely affected.
If we are unable to obtain adequate supplies of premium grapes and bulk wine from third-party grape growers and bulk wine suppliers, the quantity or quality of our annual production of wine could be adversely affected, causing a negative impact on our business, results of operations and financial condition.
The production of our wines and the ability to fulfill the demand for our wines is restricted by the availability of premium grapes and bulk wines from third-party growers. The entirety of our grape inputs per year come from third parties in the form of contracted grapes, contracted bulk wine, spot grapes and spot bulk wine. Additionally, in 2020 approximately 64% of our wine came from grapes purchased from California-based growers. Any delay or other disruption in the supply of California grapes from these growers could have a significant adverse effect on our business. Many of these risks remain outside our control, or the control of the growers upon whom we rely, including, for example, the risks of fires or other natural disasters.
As we continue to grow, we anticipate that our production will continue to rely on third-party suppliers. If we are unable to source grapes and bulk wine of the requisite quality, varietal and geography, among other factors, our ability to produce wines to the standards, quantity and quality demanded by our consumers could be impaired.
Factors including climate change, agricultural risks, competition for quality, water availability, land use, wildfires, floods, disease and pests could impact the quality and quantity of grapes and bulk wine available to our company. Furthermore, these potential disruptions in production may drive up demand for grapes and bulk wine creating higher input costs or the inability to purchase these materials. In recent years, we have observed significant volatility in the grape and juice market. For example, in 2020, we contracted for approximately 580,000 gallons of bulk wine at a cost of approximately $6.1 million, compared to approximately 350,000 gallons of bulk wine for a total cost of approximately $3.8 million in 2019. We may experience upward price pressure in future harvest seasons due to factors including the general volatility in the grape and bulk wine markets, widespread insured and/or uninsured losses and overall stress on the agricultural portion of the supply chain. Furthermore, following the 2020 wildfires in Northern California, the price of bulk wine increased substantially in a very short period of time, leading to some wine producers reducing lot sizes of certain wines. While we were able to purchase much of our bulk wine prior to meaningful price increases, we cannot be sure that we will be able to avoid similar price increases in the future. As a result, our financial results could be materially and adversely affected both in the year of the harvest and future periods.
A reduction in our access to or an increase in the cost of the third-party facilities we use to produce our wine could harm our business.
We use third-party alternating proprietorship bottling and winemaking facilities in the production of many of our wines, which means we rely on production capacity at several third-party facilities to bring certain of our brands to market. Our ability to utilize these facilities may be limited by several factors outside our control, including, among others, increased processing costs, damage to the facility or temporary or permanent shutdown for hygienic, mechanical, regulatory or other reasons. The inability to use these or alternative facilities, or to quickly find alternative facilities, at reasonable prices or at all, could increase our costs or reduce the amounts we produce, which could reduce our sales and earnings.
Moreover, we do not have long-term agreements with any of these facilities, and they may provide facility space and services to competitors at a price above what we are willing to pay, which could force us to locate new facilities. The activities conducted at outside facilities include crushing, fermentation, storage, blending, and bottling. The reliance on these third parties varies according to the type of production activity. As production increases, we must increasingly rely upon these third-party production facilities. Reliance on third parties will also vary with annual harvest volumes.
Moving production to a new third-party service provider could negatively impact our financial results.
Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results.
We primarily rely on one major vendor for our DTC shipping requirements. If we are not able to negotiate acceptable pricing and other terms with our vendors or they experience performance problems or other difficulties, it could negatively impact our operating results and our consumer experience. For example, the costs and difficulty in procuring adequate trucking and other shipping services have increased recently as a result of, among other things, the COVID-19 pandemic. Ongoing or recurring challenges relating to our shipping processes or that of any third parties that we rely on could have a material impact on our business and results of operations.
Shipping vendors may also impose shipping surcharges from time to time. In addition, our ability to receive inbound inventory efficiently and ship brands to consumers and retailers may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes, customs and tax requirements and similar factors. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our brands are not delivered in a timely fashion or are damaged or lost during the delivery process, our consumers could become dissatisfied and cease shopping on our site or retailer or third-party ecommerce sites, which could have an adverse effect on our business, financial condition, operating results and prospects.
If we do not successfully optimize, operate and manage the expansion of the capacity of our warehouse fulfillment centers, our business, financial condition, results of operations and prospects could be adversely affected.
We have warehouse fulfillment centers located in California and Pennsylvania. If we do not optimize and operate our warehouse fulfillment centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges or harm our business in other ways. In addition, if we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our consumers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our consumers. As a result of the continuing effects of the COVID-19 pandemic, we may experience disruptions to the operations of our fulfillment centers, which may negatively impact our ability to fulfill orders in a timely manner, which could harm our reputation, relationships with consumers and business, financial condition, results of operations and prospects.
We have designed and established our own fulfillment center infrastructure, including customizing inventory and package handling software systems, which is tailored to meet the specific needs of our business. If we continue to add fulfillment and warehouse capabilities, add new businesses or categories with different fulfillment requirements or change the mix in brands that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver purchases to our DTC consumers and merchandise inventory to our retailers and could have an adverse effect on our reputation and ultimately, our business, financial condition, results of operations and prospects.
We may also need to add an additional warehouse fulfillment center and/or other distribution capacity as our business continues to grow. We cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we are unable to secure new facilities for the expansion of our fulfillment operations, recruit qualified personnel to support any such facilities, or effectively control expansion-related expenses, our business, financial condition, results of operations and prospects could be adversely affected. If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our consumers may experience delays in receiving their purchases, which could harm our reputation and our relationships with our consumers, and we would need to increase our capital expenditures more than anticipated and in a shorter time frame than we currently anticipate. Our ability to expand our fulfillment center capacity, including our ability to secure suitable facilities and recruit qualified employees, may be substantially affected by the spread of COVID-19 and related governmental orders and there may be delays or increased costs associated with such expansion as a result of the spread and impact of the COVID-19 pandemic. Many of the expenses and investments with respect to our fulfillment centers are fixed, and any expansion of such fulfillment centers will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations as our business continues to grow. We would incur such expenses and make such investments in advance of expected sales, and such expected sales may not occur. Any of these factors could have an adverse effect on our business, financial condition, results of operations and prospects.
We rely on third-party suppliers, producers, retailers and other vendors, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services.
We do not own or operate any vineyards. We use multiple third-party suppliers and producers based primarily in the United States, and other countries to a lesser extent, to source all of our grapes and juice, under our owned brand. We engage many of our third-party suppliers and manufacturers on a purchase order basis and in some cases are not party to long-term contracts with them. The ability and willingness of these third parties to supply and manufacture our products may be affected by competing orders placed by other companies and the demands of those companies. If we experience significant increases in demand, or need to replace a significant number of existing suppliers or manufacturers, there can be no assurance that additional supply and manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer will allocate sufficient capacity to us in order to meet our requirements. Furthermore, our reliance on suppliers and manufacturers outside of the United States, the number of third parties with whom we transact and the number of jurisdictions to which we sell complicates our efforts to comply with customs duties and excise taxes; any failure to comply could adversely affect our business.
In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. Quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, harming our sales and creating inventory write-downs for unusable products.

We have also outsourced portions of our fulfillment process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third parties in a number of foreign countries and territories, we are dependent on third-party vendors for credit card processing, and we use third-party hosting and networking providers to host our sites. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in changing these outsourced functions to being performed under our management and direct control or that of a third party, could have an adverse effect on our business, financial condition, results of operations and prospects. We are not party to long-term contracts with some of our retailers, and upon expiration of these existing agreements, we may not be able to renegotiate the terms on a commercially reasonable basis, or at all.
Further, our third-party manufacturers, suppliers and retail and ecommerce vendors may:
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have economic or business interests or goals that are inconsistent with ours;

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take actions contrary to our instructions, requests, policies or objectives;

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be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet our production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products;

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have financial difficulties;

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encounter raw material or labor shortages;

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encounter increases in raw material or labor costs which may affect our procurement costs;

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encounter difficulties with proper payment of custom duties or excise taxes;

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disclose our confidential information or intellectual property to competitors or third parties;

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engage in activities or employ practices that may harm our reputation; and

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work with, be acquired by, or come under control of, our competitors.

If our third-party suppliers and manufacturers do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, financial condition, results of operations and prospects could be harmed.
Our reputation and our consumers’ willingness to purchase our brands depend in part on our suppliers’, manufacturers’, and retailers’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers, manufacturers, and retailers and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or retailers fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation, investigations, enforcement actions, monetary liability, and additional costs that would harm our reputation, business, financial condition, results of operations and prospects.
Our wholesale operations and wholesale revenues depend largely on independent wholesale distributors whose performance and continuity is not assured.
Our wholesale operations generate revenue from brands sold to wholesale distributors, who then sell our products to off-premise retail locations such as grocery stores and specialty and multi-national retail chains, as well as on-premise locations such as restaurants and bars. Sales to wholesale distributors are expected to continue to represent a substantial portion of our revenues in the future. A change in our relationship with one or more significant wholesale distributors could harm our business and reduce sales. The laws and regulations of several states prohibit changes of wholesale distributors except under certain limited circumstances, which makes it difficult to terminate a wholesale distributor for poor performance without reasonable cause as defined by applicable statutes. Difficulty or inability with respect to replacing wholesale distributors, poor performance of major wholesale distributors or inability to collect accounts receivable from major wholesale distributors could harm our business. Also, there can be no assurance that existing wholesale distributors and retailers will continue to purchase our brands or provide our brands with adequate levels of promotional support. Consolidation at the retail tier, among club and chain grocery stores in particular, can be expected to heighten competitive pressure to increase marketing and sales spending or constrain or reduce prices. These pressures, if present, with our wholesale distributors would harm our reputation, business, financial condition, results of operations and prospects.
We may face difficulties as we expand our business and operations into jurisdictions in which we have no prior operating experience.
We plan in the future to expand our operations and business into jurisdictions outside of the jurisdictions where we currently carry on business, including internationally. There can be no assurance that any market for our products will develop in any such foreign jurisdiction. We may face new or unexpected risks or significantly increase our exposure to one or more existing risk factors, including economic instability, new competition, changes in laws and regulations, including the possibility that we could be in violation of these laws and regulations as a result of such changes, and the effects of competition.
In addition, it may be difficult for us to understand and accurately predict taste preferences and purchasing habits of consumers in new markets. It is costly to establish, develop and maintain operations and develop and promote our brands in new jurisdictions. As we expand our business into other jurisdictions, we may encounter regulatory, legal, personnel, technological and other difficulties that increase our expenses and/or delay our ability to become profitable in such countries, which may have a material adverse effect on our business and brand. These factors may limit our capability to successfully expand our operations in, or export our products to, those other jurisdictions.
Risks Related to Intellectual Property and Data Privacy
If we are unable to secure, maintain, protect or enforce our intellectual property in domestic and foreign markets, including trademarks for our winery brands, vineyards and wines, the value of our winery brands and intellectual property could decline, which could have a material and adverse effect on our business, results of operations and financial results.
Our future success depends significantly on our ability to protect our current and future brands and to obtain, maintain, protect, enforce and defend our trademarks and other intellectual property rights. We rely on a combination of trademark, copyright and trade secret laws, as well as confidentiality procedures and contractual restrictions, to secure and protect our intellectual property rights. We have been granted numerous trademark registrations in the United States and abroad covering many of our wine brands, and we have filed, and expect to continue to file, trademark applications seeking to protect newly developed wine brands. We cannot be sure that trademark registrations will be issued to us under any of our trademark applications. Our trademark applications could be opposed by third parties, and our trademark rights, including registered trademarks, could also be challenged. We cannot assure you that we will be successful in defending our trademarks in actions brought by third parties. There is also a risk that we could fail to timely maintain or renew our trademark registrations or otherwise protect our trademark rights, which could result in the loss of those trademark rights (including in connection with failure to maintain consistent use of these trademarks). Any of our intellectual property rights, including our trademark registrations, may lapse, be abandoned, be challenged, circumvented, declared generic or otherwise invalidated through administrative process or litigation. If we fail to maintain our trademarks or our trademarks are successfully challenged, we could be forced to rebrand our wines and other products, which could result in a loss of brand recognition and could require us to devote additional resources to the development and marketing of new brands.
Notwithstanding any trademark registrations or other intellectual property held by us, third parties have brought claims in the past, and may bring claims in the future alleging that we have infringed, misappropriated, or otherwise violated that third party’s trademark or other intellectual property rights. Any such claims, with or without merit, could require significant resources to defend, could damage the reputation of our winery brands, could result in the payment of compensation (whether as a damages award or settlement) to such third parties, and could require us to stop using our winery brands or other intellectual property rights, enter into costly royalty or licensing agreements or otherwise agree to an undertaking to limit our use of such trademarks or other intellectual property rights. In addition, we may be unable to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to trademarks and other intellectual property rights we do not own. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. Any payments we are required to make and any injunctions we are required to comply with as a result of these claims would result in additional cost and could result in additional liability to us. In addition, our actions to monitor and enforce trademark rights against third parties may not prevent counterfeit products or products bearing confusingly similar trademarks from entering the marketplace, which could divert sales from us, tarnish our reputation or reduce the demand for our brands or the prices at which those brands are sold. Any enforcement litigation brought by us, whether or not successful, could require significant costs and resources, and divert the attention of management, which could negatively affect our business, results of operations and financial results. Third parties may also acquire and register domain names that are confusingly similar to or otherwise damaging to the reputation of our trademarks, and we may not be able to prevent or cancel any such domain name registrations. Any of the foregoing could have a material adverse effect on our business, results of operations and financial results.
We may be unable to adequately obtain, maintain, protect and enforce our intellectual property rights.
We regard our brands, consumer lists, trademarks, trade dress, domain names, trade secrets, proprietary technology, including the source code for our platform, and similar intellectual property as critical to our success. We rely on trademark, copyright trade secret protection, and confidentiality agreements with our employees and others to protect our proprietary rights.
Effective intellectual property protection may not be available in every country in which our brands are, or may be made, available. In addition, unilateral actions in the United States or other countries, including changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to obtain, maintain and enforce our trademark and other intellectual property rights. Furthermore, the laws of some foreign countries may not protect trademark and other intellectual property rights to the same extent as the laws of the United States, and it may be more difficult for us to successfully obtain, maintain, protect and enforce our trademark and other intellectual property rights in these countries. The protection of our intellectual property rights may require the expenditure of significant financial, managerial and operational resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing, misappropriating or otherwise violating our proprietary rights, and we may be unable to broadly enforce all of our intellectual property rights. Any of our intellectual property rights may be challenged by others or invalidated through administrative process or litigation.
Our pending and future trademark applications may never be granted. Additionally, the process of obtaining trademark protection is expensive and time-consuming, and we may be unable to prosecute all necessary or desirable trademark or other intellectual property applications at a reasonable cost or in a timely manner. We may also allow certain of our registered intellectual property rights, or our pending applications for intellectual property rights, to lapse or become abandoned if we determine that obtaining or maintaining the applicable registered intellectual property rights is no longer worthwhile. There can be no assurance that our registered trademarks or pending applications, if issued or registered, will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of trademark and other intellectual property rights are constantly evolving and vary by jurisdiction. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or intellectual property rights. If any third party copies our brands or products in a manner that projects lesser quality or carries a negative connotation or otherwise uses trademarks that are identical or similar to our trademarks, it could lead to market confusion and have a material adverse effect on our brand image and reputation. In some cases there may be third-party trademark owners who have prior rights to our trademarks or third parties who have prior rights to similar trademarks, and we may not be able to prevent such third parties from using and marketing any such trademarks.

We also rely on unpatented proprietary technology, such as the source code of our platform. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our technology or obtain and use information that we regard as proprietary. It is also possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require our employees and certain of our consultants, contract employees, suppliers and independent contractors, including some of our manufacturers who use our formulations to manufacture our brands to enter into confidentiality agreements, which generally require that all information made known to them be kept strictly confidential. The effectiveness of these agreements are important as some of our formulations have been developed by or with our suppliers and manufacturers. However, we may fail to enter into confidentiality agreements with all parties who have access to our trade secrets or other confidential information. In addition, parties may breach such agreements and disclose our proprietary information, and we may not be able to obtain adequate remedies for such breaches. Further, such agreements may not be enforceable in full or in part in all jurisdictions and any breach could have a negative effect on our business and our remedy for such breach may be limited. The contractual provisions that we enter into may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even if we are successful in prosecuting such claims, any remedy awarded may be insufficient to fully compensate us for the improper disclosure or misappropriation. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us and our competitive position would be harmed.
In the United States, the Defend Trade Secrets Act of 2016, or the DTSA, provides a federal cause of action for misappropriation of trade secrets. Under the DTSA, an employer may not collect enhanced damages or attorneys’ fees from an employee or contractor in a trade secret dispute brought under the DTSA, unless certain advanced provisions are observed. The full benefit of the remedies available under the DTSA requires specific language and notice requirements present in the relevant agreements with such employees and contractors, which may not be present in all of our agreements. We cannot provide assurance that our existing agreements with our employees, consultants, contract employees and independent contractors contain notice provisions that would enable us to seek enhanced damages or attorneys’ fees in the event of any dispute for misappropriation of trade secrets brought under the DTSA.
We might be required to spend significant resources to monitor and protect our intellectual property rights. For example, we may initiate claims or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights or to establish the validity of such rights. However, we may be unable to discover or determine the extent of any infringement, misappropriation or other violation of our intellectual property rights and other proprietary rights. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging our intellectual property rights and if such defenses, counterclaims or countersuits are successful, we may lose valuable intellectual property rights. Despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which could have an adverse effect on our business, financial condition, results of operations and prospects.
The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.
We consider our trademarks to be valuable assets that reinforce our brands and consumers’ perception of our brands. We have invested a significant amount of time and money in establishing and promoting our trademarked brands. Our continued success depends, to a significant degree, upon our ability to protect and preserve our registered trademarks and to successfully obtain additional trademark registrations in the future.

We may not be able to obtain trademark protection in all territories that we consider to be important to our business. While we have obtained or applied for registrations of our trademarks, we have not registered our trademarks in all categories, or in all foreign countries in which we currently, or may in the future, source or offer our products. In addition, we cannot assure you that the steps we have taken to establish and protect our trademarks are adequate, that our trademarks can be successfully defended and asserted in the future or that third parties will not infringe upon any such rights. Our trademark rights and related registrations may be challenged, opposed, infringed, cancelled, circumvented or declared generic, or determined to be infringing on other marks by third parties and if such third parties are successful, we may lose our trademark rights. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers’ perception of our brands. Moreover, any trademark disputes may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences could have a material adverse effect on our business, financial condition, results of operations and prospects.
If we fail to comply with our obligations under our existing license agreements or cannot license rights to use technologies on reasonable terms or at all, we may be unable to license rights that are critical to our business.
We license certain intellectual property and technology which are critical to our business. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Licensing intellectual property or technology from third parties also exposes us to increased risk of being the subject of intellectual property infringement due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against infringement risks. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions. Some of our agreements with our licensors may be terminated by them for convenience, or otherwise provide for a limited term. Termination by the licensor would cause us to lose valuable rights, and could inhibit our ability to commercialize our brands. If any contract interpretation disagreement were to arise, the resolution could narrow what we believe to be the scope of our rights to the relevant intellectual property or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could adversely impact our business, financial condition and results of operations.
In addition, in the future we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new brands. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and companies with greater size and capital resources than us may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties or other fees. If we are unable to enter into the necessary licenses on acceptable terms or at all, it could have an adverse effect on our business, financial condition, results of operations and prospects.
Our reliance on software-as-a-service, or SaaS, technologies from third parties may adversely affect our business and results of operations.
We rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services, consumer relationship management services, supply chain services and data storage services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, or for any other reason, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our offerings and supporting our consumers could be impaired, our ability to communicate with our suppliers could be weakened and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could have an adverse effect on our business, financial condition, results of operations and prospects.

We must successfully maintain, scale and upgrade our information technology systems, and our failure to do so could have an adverse effect on our business, financial condition, results of operations and prospects.
We have identified the need to significantly expand, scale and improve our information technology systems and personnel to support recent and expected future growth. As such, we are in the process of implementing, and will continue to invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to leverage our Retail channel or fulfill consumer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, the need to acquire and retain sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, failures or delays in developing and deploying patches and other remedial measures to adequately address vulnerabilities or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and could have an adverse effect on our business, financial condition, results of operations and prospects.
We are increasingly dependent on information technology and our ability to process data in order to operate and sell our goods and services, and if we (or our vendors) are unable to protect against software and hardware vulnerabilities, service interruptions, data corruption, cyber-based attacks, ransomware or security breaches, or if we fail to comply with our commitments and assurances regarding the privacy and security of such data, our operations could be disrupted, our ability to provide our goods and services could be interrupted, our reputation may be harmed and we may be exposed to liability and loss of consumers and business.
We rely on information technology networks and systems and data processing (some of which are managed by third-party service providers) to market, sell and deliver our brands and services, to fulfill orders, to collect, receive, store, generate, use, transfer, disclose, make accessible, protect, secure, dispose of share, and otherwise process (which we collectively refer to as Process) large amounts of information, including confidential information, intellectual property, proprietary business information, financial information, and personal information of our consumers, employees and contractors, to manage a variety of business processes and activities, for financial reporting purposes, to operate our business, process orders and to comply with regulatory, legal and tax requirements (which we collectively refer to as Business Functions). These information technology networks and systems, and the Processing they perform, may be susceptible to damage, interruptions, disruptions or shutdowns, software or hardware vulnerabilities, security incidents, cyberattacks, phishing attacks, ransomware attacks, social engineering attacks, supply-side attacks, malicious code, employee theft or misuse, fraud, denial or degradation of service attacks, unauthorized access or use by persons inside our organization, or persons with access to systems inside our organization, failures during the process of upgrading or replacing software, databases or components, power outages, fires, natural disasters, hardware failures, computer viruses, terrorism, war, attacks by computer hackers, telecommunication and electrical failures, user errors or catastrophic events. The risk of a security breach or disruption, particularly through cyberattacks or cyber intrusion, including by computer hackers, foreign governments or state-sponsored actors and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased and evolved. Due to the COVID-19 pandemic, our personnel and our third party service providers are temporarily working remotely and relying on their own computers, routers and other equipment, which may pose additional data security risks to networks, systems and data, and may create additional opportunities for cybercriminals to exploit vulnerabilities. Any material disruption of our networks, systems or Processing activities, or those of our third-party service providers, could disrupt our ability to undertake, and cause a material adverse impact to, our Business Functions and our business, reputation and financial condition. If our information technology networks and systems or Processing (or of our third-party service providers) suffers damage, security breaches, vulnerabilities, disruption or shutdown, and we do not effectively resolve the issues in a timely manner, they could cause a material adverse impact to, our Business Functions and our business, reputation and financial condition. Our DTC and ecommerce operations are critical to our business and our financial performance. Our website serves as an effective extension of our marketing strategies by exposing potential new consumers to our brand, brand offerings and enhanced content. Due to the importance of our website and DTC operations, any material disruption of our networks, systems or Processing activities related to our websites and DTC operations could reduce DTC sales and financial performance, damage our brand’s reputation and materially adversely impact our business.
Despite our efforts to ensure the security, privacy, integrity, confidentiality, availability, and authenticity of information technology networks and systems, Processing and information, we may not be able to anticipate or to implement effective preventive and remedial measures against all data security and privacy threats. The recovery systems, security protocols, network protection mechanisms and other security measures that we have integrated into our systems, networks and physical facilities, which are designed to protect against, detect and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure data loss or theft, or other material adverse consequences. No security solution, strategy, or measures can address all security threats or block all methods of penetrating a network or otherwise perpetrating a security incident. The risk of unauthorized circumvention of our security measures or those of our third-party providers, clients and any strategic partners has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including without limitation, the theft or misuse of personal and financial information, counterfeiting, “phishing” or social engineering incidents, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks, malware, fraudulent payment and identity theft. Because the techniques used by hackers change frequently, we may be unable to anticipate these techniques or implement adequate preventive measures. We also may experience security breaches that remain undetected for an extended period of time. Our applications, systems, networks, software and physical facilities could have material vulnerabilities, be breached or personal or confidential information could be otherwise compromised due to employee error or malfeasance, if, for example, third parties attempt to fraudulently induce our personnel or our consumers to disclose information or usernames and/or passwords, or otherwise compromise the security of our networks, systems and/or physical facilities. Third parties may also exploit vulnerabilities in, or obtain unauthorized access to, platforms, software, applications, systems, networks, sensitive information, and/or physical facilities utilized by our vendors. Improper access to our systems or databases could result in the theft, publication, deletion or modification of personal information, confidential or proprietary information, financial information and other information. An actual or perceived breach of our security systems or those of our third-party service providers may require notification under applicable data privacy regulations or contractual obligations, or for consumer relations or publicity purposes, which could result in reputational harm, costly litigation (including class action litigation), material contract breaches, liability, settlement costs, loss of sales, regulatory scrutiny, actions or investigations, a loss of confidence in our business, systems and Processing, a diversion of management’s time and attention, and significant fines, penalties, assessments, fees and expenses.
The costs to respond to a security breach and/or to mitigate any security vulnerabilities that may be identified could be significant, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business and our competitive position, including transaction errors, supply chain or manufacturing interruptions, processing inefficiencies, data loss or the loss of or damage to intellectual property or other proprietary information. We could be required to fundamentally change our business activities and practices in response to a security breach or related regulatory actions or litigation, which could have an adverse effect on our business.
We may have contractual and other legal obligations to notify relevant stakeholders of any security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory and government authorities, supervisory bodies, the media and others of security breaches involving certain types of data. In addition, our agreements with certain consumers and third parties may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause our consumers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach, and may cause us to breach consumer or ecommerce or retail consumer contracts.

Our agreements with certain consumers or ecommerce or retail consumers, our representations, or industry standards, may require us to use industry-standard or reasonable measures to safeguard sensitive personal information or confidential information. A security breach or compromise affecting us, our service providers, vendors, any strategic partners, other contractors, consultants, or our industry, whether real or perceived, could lead to claims by our consumers or ecommerce or retail consumers, or other relevant stakeholders that we have failed to comply with such legal or contractual obligations and could harm our reputation, erode confidence in the effectiveness of our security measures and lead to regulatory scrutiny. As a result, we could be subject to legal action or we also could be subject to actions or investigations by regulatory authorities which could potentially result in regulatory penalties, fines and significant legal liability, or our consumers or ecommerce or retail consumers could end their relationships with us. There can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages.
We may not have adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of incidents or breaches. If the impacts of a security incident or breach, or the successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), it could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage, cyber coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss. Our risks are likely to increase as we continue to expand, grow our consumer base, and Process increasingly large amounts of proprietary and sensitive data. Any of the following could have a material adverse effect on our business, financial condition, results of operations and prospects.
The use of “open source” software in our products and services may expose us to additional risks and harm our intellectual property.
Certain of our platforms and technologies utilize and incorporate “open source” software. Open source software is generally freely accessible, usable and modifiable, however certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. The use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Additionally, certain open source software licenses require the user of such software to make any derivative works of the open-source code available to others on terms that are unfavorable to such user or at no cost. This can effectively render what was previously proprietary software to be open source software. Open source license terms are often ambiguous, and there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses.
While we try to ensure that no open source software is used in such a way as to require us to disclose the source code to our related proprietary software, such use could inadvertently occur. Additionally, a third-party software provider may incorporate, inadvertently or not, certain types of open source software into software that we license from such third party for our proprietary software. If any of the foregoing occurs, we could, under certain circumstances, be required to disclose the source code to our proprietary software, which could enable third parties to compete with us using such software. This could harm our intellectual property position and have a material adverse effect on our business, results of operations and financial condition.
We are subject to stringent and changing laws, rules, regulations, industry standards, information security policies, self-regulatory schemes and contractual obligations related to data privacy, protection and security, marketing, advertising and consumer protection. Any actual or perceived failure by us, our consumers, partners or vendors to comply with such laws, rules, regulations, industry standards, information security policies, self-regulatory schemes and contractual obligations could have an adverse effect on our business, financial condition, results of operations and prospects.
We Process, and our vendors Process on our behalf, personal information, confidential information and other information necessary to provide and deliver our brands through our DTC channel to operate our business, for legal and marketing purposes, and for other business-related purposes.

Data privacy and information security has become a significant issue in the United States, countries in Europe, and in many other countries in which we operate and where we offer our brands and services. The legal and regulatory framework for privacy and security issues is rapidly evolving and is expected to increase our compliance costs and exposure to liability. There are numerous federal, state, local, and international laws, orders, codes, regulations and regulatory guidance regarding privacy, information security and Processing (which we collectively refer to as Data Protection Laws), the number and scope of which is changing, subject to differing applications and interpretations, and which may be inconsistent among jurisdictions, or in conflict with other rules and laws. Data Protection Laws and data protection worldwide are, and are likely to remain, uncertain for the foreseeable future, and our actual or perceived failure to address or comply with these laws could have an adverse effect on our business, financial condition, results of operations and prospects. We are or may also be subject to the terms of our external and internal privacy and security policies, codes, representations, certifications, industry standards, publications and frameworks (which we collectively refer to as Privacy Policies), and contractual obligations to third parties related to privacy, information security and Processing, including contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with Data Protection Laws or other obligations (which we collectively refer to as Data Protection Obligations). We expect that there will continue to be new Data Protection Laws and Data Protection Obligations, and we cannot yet determine the impact such future Data Protection Laws may have on our business. Any significant change to Data Protection Laws and Data Protection Obligations, including without limitation, regarding the manner in which the express or implied consent of consumers for Processing is obtained, could increase our costs and require us to modify our operations, possibly in a material manner, which we may be unable to complete and may limit our ability to store and otherwise Process consumer data and operate our business. We strive to comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations to the extent possible, but we may at times fail to do so, or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, partners, if any, or vendors do not comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations. If we or our vendors fail or are perceived to have failed to comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations, or if our Privacy Policies are, in whole or part, found to be inaccurate, incomplete, deceptive, unfair, or misrepresentative of our actual practices, our business, financial condition, results of operations and prospects could be adversely affected.
In the United States, relevant Data Protection Laws include rules and regulations promulgated under the authority of the FTC, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act, or CCPA, and other state and federal laws relating to privacy and data security. The CCPA requires companies that Process information of California residents to make new disclosures to consumers about their data collection, use and sharing practices, allows California residents to opt out of certain sharing of personal information with third parties gives California residents the right to access and request deletion of their information, and provides a private right of action and statutory damages for certain data breaches that result in the loss of personal information. The CCPA may increase our compliance costs and potential liability and risks associated with data breach litigation. In addition, California voters recently approved the California Privacy Rights Act of 2020, or CPRA, which goes into effect in most material respects on January 1, 2023. The CPRA significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations additional rights to California residents to limit the use of their sensitive information, providing for penalties for CPRA violations concerning California residents under the age of 16, and establishing a new California Privacy Protection Agency to implement and enforce the law. The enactment of the CCPA is prompting a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws and could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, results of operations, and financial condition. For example, in March 2021, Virginia enacted the Virginia Consumer Data Protection Act, or CDPA, a comprehensive privacy statute that becomes effective on January 1, 2023 and shares similarities with the CCPA, the CPRA, and legislation proposed in other states. Laws in all 50 states already require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach. Each of these Data Protection Laws and any other such changes or new Data Protection Laws could impose significant limitations, require changes to our business, or restrict our collection, use, storage or Processing of personal information, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future or incur potential liability in an effort to comply with such legislation, which, in turn, could adversely affect our business, brands, financial condition, and results of operations.
We rely on a variety of marketing techniques and practices, including email and social media marketing, online targeted advertising, cookie-based Processing, and postal mail to sell our brands and services and to attract new consumers, and we, and our vendors, are subject to various current and future Data Protection Laws and Data Protection Obligations that govern marketing and advertising practices. Governmental authorities continue to evaluate the privacy implications inherent in the use of proprietary or third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices, web browsers and application stores have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, require additional consents from users for certain activities, or limit the ability to track user activity, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. We may have to develop alternative systems to determine our consumers’ behavior, customize their online experience, or efficiently market to them if consumers block cookies or regulations introduce additional barriers to collecting cookie data and there is no guarantee that such development efforts will be successful or worth the expense. Laws and regulations regarding the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects.
In Europe, the European Union General Data Protection Regulation, or GDPR, went into effect in May 2018 and imposes strict requirements for Processing the personal data of individuals within the European Economic Area, or EEA. While we do not believe we are currently subject to the GDPR, we have plans of expanding internationally and have trademark registrations in jurisdictions in the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the European Union, or the EU, and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. Further, from January 1, 2021, companies have to comply with the GDPR and also the United Kingdom GDPR, or the UK GDPR, which, together with the amended UK Data Protection Act 2018, retains the GDPR in UK national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the EU in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term, and how data transfers to and from the United Kingdom will be regulated in the long term. These changes will lead to additional costs and increase our overall risk exposure.
In addition to government regulation and laws, we are subject to self-regulatory standards and industry certifications that may legally or contractually apply to us, including the Payment Card Industry Data Security Standards, or PCI-DSS. In the event we fail to comply with the PCI-DSS, we could be in breach of our obligations under consumer and other contracts, fines and other penalties could result, and we may suffer reputational harm and damage to our business. Further, our clients may expect us to comply with more stringent privacy and data security requirements than those imposed by laws, regulations or self-regulatory requirements, and we may be obligated contractually to comply with additional Data Protection Obligations or different standards relating to our handling or protection of data.
Although we work to comply with applicable Data Protection Laws, our Privacy Policies, and any Data Protection Obligations, data protection requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, partners, vendors or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business, financial condition, results of operations and prospects.
Risks Related to the Alcohol and the Wine Industry
Adverse public opinion about alcohol may harm our business.
Certain research studies have concluded or suggest that alcohol consumption has no health benefits and may increase the risk of stroke, cancer and other illnesses. An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for wine, which could harm our business by reducing sales and increasing expenses. Additionally, in recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of Alcoholic Beverages. These groups have also sought, and continue to seek, legislation to reduce the availability of Alcoholic Beverages, to increase the penalties associated with the misuse of Alcoholic Beverages, or to increase the costs associated with the production of Alcoholic Beverages. Over time, these efforts could cause a reduction in the consumption of Alcoholic Beverages generally, which could harm our business by reducing sales and increasing expenses.
Consumer demand for wine could decline for a variety of reasons. Reduced demand could harm our results of operations, financial condition and prospects.
There have been periods in the past in which there were substantial declines in the overall per capita consumption of wine. A limited or general decline in consumption in one or more of our brand categories could occur in the future for a variety of reasons, including a general decline in economic conditions, changes in the spending habits of consumers generally (or of groups of consumers, such as millennials), prohibition, increased concern about the health consequences of consuming Alcoholic Beverages and about drinking and driving, a trend toward a healthier diet, including lighter, lower-calorie beverages such as diet soft drinks, juices and water, the increased activity of anti-alcohol consumer group; and increased federal, state or foreign excise and other taxes on Alcoholic Beverages. Reduced demand for wine could harm our results of operations, financial condition and prospects.
Due to the three-tier alcohol beverage distribution system in the United States, we are heavily reliant on wholesale distributors and government agencies that resell Alcoholic Beverages in all states. A significant reduction in wholesale distributor demand for our wines would materially and adversely affect our sales and profitability.
Due to regulatory requirements in the United States, we sell a significant portion of our wines to wholesale distributors for resale to retail accounts, and in some states, directly to government agencies for resale. Additionally, a small percentage of our wines are sold by wholesale distributors to retail accounts outside of the United States. Decreased demand for our wines in any of our sales channels would negatively affect our sales and profitability materially. A change in the relationship with any of our significant wholesale distributors could harm our business and reduce our sales. The laws and regulations of several states prohibit changes of wholesale distributors, except under certain limited circumstances, making it difficult to terminate or otherwise cease working with a wholesale distributor for poor performance without reasonable justification, as defined by applicable statutes. Any difficulty or inability to replace wholesale distributors, poor performance of our major wholesale distributors or our inability to collect accounts receivable from our major wholesale distributors could harm our business. In addition, an expansion of the laws and regulations limiting the sale of our wine would materially and adversely affect our relationships with wholesale distributors and government agencies. There can be no assurance that the wholesale distributors and government agencies to which we sell our wines will continue to purchase our wines or provide our wines with adequate levels of promotional support, which could increase competitive pressure to increase sales and market spending and could materially and adversely affect our business, results of operations and financial results.
A decrease in wine score ratings by important rating organizations could have a negative impact on our ability to create demand for and sell our wines. Sustained negative scores could reduce the prominence of our winery brands and carry negative association across our portfolio which could materially and adversely affect our sales and profitability.
Our brands’ individual labels are issued ratings or scores by wine rating organizations, and higher scores often drive greater demand and, in some cases, higher pricing. Many of our brands have consistently ranked among the top U.S. premium wine brands and have generally received positive reviews across multiple appellations, varietals, varieties, styles and price points from many of the industry’s top critics and publications. These positive third-party reviews have been important to maintaining and expanding our reputation as a premium wine producer. However, we have no control over ratings issued by third parties or the methodology they use to evaluate our wines, which may not continue to be favorable to us in the future. If our new or existing brands are assigned significantly lower ratings, if our brands consistently receive lower ratings over an extended period of time or if any of our competitors’ new or existing brands are assigned comparatively higher ratings, our consumers’ perception of our brands and demand for our wines could be negatively impacted, which could materially and adversely affect our sales and profitability.
We rely on independent certification for a number of our brands.
We rely on independent third-party certification, such as certifications of some of our brands or ingredients as “organic” to differentiate them from others. We must comply with the requirements of independent organizations or certification authorities in order to label our brands as certified organic, such as the California Certified Organic Farmers and Quality Assurance International. We may lose our certifications if we use unapproved raw materials or incorrectly use a certification on brand labels or in marketing materials. The loss of any independent certification could adversely affect our market position and brand reputation as a maker of clean brands, and our business, financial condition, results of operations and prospects could be adversely affected.
From time to time, we may become subject to litigation specifically directed at the Alcoholic Beverages industry, as well as litigation arising in the ordinary course of business.
We and other companies operating in the Alcoholic Beverages industry are, from time to time, exposed to class action or other private or governmental litigation and claims relating to product liability, alcohol marketing, advertising or distribution practices, alcohol abuse problems or other health consequences arising from the excessive consumption of or other misuse of alcohol, including underage drinking. Various groups have, from time to time, publicly expressed concern over problems related to harmful use of alcohol, including drinking and driving, underage drinking and health consequences from the misuse of alcohol. These campaigns could result in an increased risk of litigation against us and our industry. Lawsuits have been brought against beverage alcohol companies alleging problems related to alcohol abuse, negative health consequences from drinking, problems from alleged marketing or sales practices and underage drinking. While these lawsuits have been largely unsuccessful in the past, others may succeed in the future.
From time to time, we may also be party to other litigation in the ordinary course of our operations, including in connection with commercial disputes, enforcement or other regulatory actions by tax, customs, competition, environmental, anti-corruption and other relevant regulatory authorities, or, following this offering, securities-related class action lawsuits, particularly following any significant decline in the price of our securities. Any such litigation or other actions may be expensive to defend and result in damages, penalties or fines as well as reputational damage to our company and our winery brands and may impact the ability of management to focus on other business matters. Furthermore, any adverse judgments may result in an increase in future insurance premiums, and any judgements for which we are not fully insured may result in a significant financial loss and may materially and adversely affect our business, results of operations and financial results.

Risks Related to Government Regulation
Health and safety incidents or advertising inaccuracies or product mislabeling may have an adverse effect on our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our brand offerings.
Selling wine and other Alcoholic Beverages involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding product safety. Illness, injury or death related to allergens, illnesses, foreign material contamination or other product safety incidents caused by our brands, or involving our suppliers, could result in the disruption or discontinuance of sales of these brands or our relationships with such suppliers, or otherwise result in increased operating costs, regulatory enforcement actions or harm to our reputation.
Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources.
The occurrence of adverse reactions or other safety incidents could also adversely affect the price and availability of affected brands, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of contamination, defects, or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers or our retail or wholesale distributors, depending on the circumstances, to conduct a recall in accordance with the Alcohol and Tobacco Tax and Trade Bureau, or TTB, FDA, California Department of Alcohol Beverage Control, or ABC, the Consumer Product Safety Commission, or CPSC, the USDA, the U.S. Environmental Protection Agency, or EPA, or other federal regulations and policies, and comparable state laws, regulations and policies. Product recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing retailers or consumers and a potential negative impact on our ability to attract new consumers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could be outside the scope of our existing or future insurance policy coverage or limits.
In addition, companies that sell wine and other Alcoholic Beverages products have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any such company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into products, as well as product substitution. Governmental regulations require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we or our suppliers do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could have an adverse effect on our business, financial condition, results of operations and prospects.
Further, many brands that we sell are advertised with claims as to their origin, ingredients or environmental benefits, including, by way of example, the use of the term “natural”, “organic”, or “sustainable”, or similar synonyms or implied statements relating to such benefits. Although the TTB, FDA and the USDA each has issued statements regarding the appropriate use of the word “natural,” there is no single, U.S. government regulated definition of the term “natural” for use in the Alcoholic Beverages industry, which is true for many other adjectives common in the beverage industry. The resulting uncertainty has led to consumer confusion, distrust and legal challenges. Plaintiffs have commenced legal actions against several companies that market “natural” products or ingredients, asserting false, misleading and deceptive advertising and labeling claims, including claims related to genetically modified ingredients and the use of synthetic ingredients, including synthetic forms of otherwise natural ingredients.
Should we become subject to similar claims, the resulting adverse publicity about these matters may discourage consumers from buying our brands, even if the basis for the claim is unfounded. The cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling, advertising or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which could have an adverse effect on our business, financial condition, results of operations and prospects.
Furthermore, the USDA enforces federal standards for organic production and use of the term “organic” on product labeling. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law. Failure to comply with these requirements may subject us or our suppliers to liability or regulatory enforcement. Consumers may also pursue state law claims against us or our suppliers challenging use of the organic label as being intentionally mislabeled or misleading or deceptive to consumers.
In addition, certain of the brands we sell require approval from and registration with the EPA prior to sale. Products that expressly or impliedly claim to control microorganisms that pose a threat to human health may be subject by additional regulatory scrutiny and need to be supported by additional efficacy data. Should we advertise or market these EPA regulated products with claims that are not permitted by the terms of their registration or are otherwise false or misleading, the EPA may be authorized to take enforcement action to prevent the sale or distribution of disinfectant products. False or misleading marketing claims concerning a product’s EPA registration or its efficacy may also create the risk for challenges under state law at the consumer level.
If any of the above actions or factors were to impact our products, this could adversely affect our reputation, business, financial condition, results of operations and prospects.
We are subject to extensive governmental regulation and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulation, and our failure to comply may result in enforcements, recalls, and other adverse actions.
We and the suppliers and manufacturers we work with are subject to a broad range of federal, state, local, and foreign laws and regulations intended to protect public and worker health and safety, natural resources, the environment and consumers. Our operations are subject to regulation by the TTB, ABC, Occupational Safety and Health Administration, or OSHA, the FDA, the CPSC, the USDA, the FTC, EPA, and by various other federal, state, local and foreign authorities regarding the manufacture, processing, packaging, storage, sale, order fulfillment, advertising, labeling, import and export of our brands. Certain of the brands we sell may require EPA registration and approval prior to sale.
In addition, we, our co-manufacturers and our third-party contractors are subject to additional regulatory requirements, including environmental, health and safety laws and regulations administered by the EPA, state, local and foreign environmental, health and safety legislative and regulatory authorities and the National Labor Relations Board, covering such areas as discharges and emissions to air and water, the use, management, disposal and remediation of, and human exposure to, hazardous materials and wastes, and public and worker health and safety. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against operations that are not in compliance, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we may incur (directly, or indirectly through our co-manufacturers and third-party contractors) material costs to comply with current or future laws and regulations or in any required product recalls. Liabilities under, and/or costs of compliance, and the impacts on us of any non-compliance, with any such laws and regulations could have an adverse effect on our business, financial condition, results of operations and prospects. In addition, changes in the laws and regulations to which we are subject, or in the prevailing interpretations of such laws and regulations by courts and enforcement authorities, could impose significant limitations and require changes to our business, which may increase our compliance expenses, make our business more costly and less efficient to conduct, and compromise our growth strategy, which could have an adverse effect on our business, financial condition, results of operations and prospects.

Our brands are also subject to state laws and regulations, such as California’s Proposition 65, or Prop 65, which requires a specific warning on any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects, unless the level of such substance in the product is below a safe harbor level. We have in the past been subject to lawsuits brought under Prop 65, and if we fail to comply with Prop 65 in the future, it may result in lawsuits and regulatory enforcement that could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects. Further, the inclusion of warnings on our brands to comply with Prop 65 could also reduce overall consumption of our brands or leave consumers with the perception (whether or not valid) that our brands do not meet their health and wellness needs, all of which could adversely affect our reputation, business, financial condition, results of operations and prospects.
These developments, depending on the outcome, could have an adverse effect on our reputation, business, financial condition, results of operations and prospects.
Changes in existing marketing and advertising laws or regulations or related official guidance, or the adoption of new laws or regulations or guidance for these areas, may increase our costs and otherwise adversely affect our business, financial condition, results of operations and prospects.
The manufacture and marketing of Alcoholic Beverages is highly regulated. In connection with the marketing and advertisement of our brands, we could be the target of claims relating to false or deceptive advertising, including under the auspices of the FTC and the consumer protection statutes of some states.
The advertising regulatory environment in which we operate has changed in the past could change significantly and adversely in the future. For example, in December 2009, the FTC substantially revised its Guides Concerning the Use of Endorsements and Testimonials in Advertising, or “Endorsement Guides,” to eliminate a safe harbor principle that formerly recognized that advertisers could publish consumer testimonials that conveyed truthful but extraordinary results from using the advertiser’s product as long as the advertiser clearly and conspicuously disclosed that the endorser’s results were not typical. Although we strive to adapt our marketing efforts to evolving regulatory requirements and related guidance, we may not always anticipate or timely identify changes in regulation or official guidance that could impact our business, with the result that we could be subjected to litigation and enforcement actions that could adversely affect our business, financial condition, results of operations and prospects. Future changes in regulations and related official guidance, including the Endorsement Guides and Green Guides, could also introduce new restrictions that impair our ability to market our brands effectively and place us at a competitive disadvantage with competitors who depend less than we do on environmental marketing claims and social media influencer relationships.
Moreover, any change in marketing for our brands may lead to an increase in costs or interruptions in sales, either of which could adversely affect our business, financial condition, results of operations and prospects. New or revised government laws, regulations or guidelines could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.
Failure by our network of retailers, suppliers or manufacturers to comply with product safety, environmental or other laws and regulations, or with the specifications and requirements of our brands, may disrupt our supply of products and adversely affect our business.
If our network of retailers, suppliers or manufacturers fail to comply with environmental, health and safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted and our reputation could be harmed. Additionally, our retailers, suppliers and manufacturers are required to maintain the quality of our products and to comply with our standards and specifications. In the event of actual or alleged non-compliance, we might be forced to find alternative retailers, suppliers or manufacturers and we may be subject to lawsuits and/or regulatory enforcement actions related to such non-compliance by the suppliers and manufacturers. As a result, our supply of Alcoholic Beverages could be disrupted or our costs could increase, which could adversely affect our business, financial condition, results of operations and prospects. The failure of any partner or manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims, government or third-party actions and economic loss. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, could have an adverse effect on our business, financial condition, results of operations and prospects.
Class action litigation, other legal claims and regulatory enforcement actions and the lack of adequate or sufficient insurance coverage could subject us to liability for damages, civil and criminal penalties and other monetary and non-monetary liability and could otherwise adversely affect our reputation, business, financial condition, results of operations and prospects.
We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. Consequently, we are subject to a heightened risk of consumer class action litigation, other legal claims, government investigations or other regulatory enforcement actions. The product marketing and labeling practices of companies operating in the Alcoholic Beverages industry receive close scrutiny from the private plaintiff’s class action bar and from public consumer protection agencies. Accordingly, there is risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general or other consumer protection law enforcement authorities will bring legal actions concerning the truth and accuracy of our product marketing and labeling claims. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, false advertising, unfair and deceptive practices, negligent misrepresentation and breach of state consumer protection statutes. Although we have implemented policies and procedures designed to ensure compliance with existing laws and regulations, there can be no assurance that our employees, consultants, independent contractors, suppliers, manufacturers or retailers will not violate our policies and procedures. Moreover, a failure to maintain effective control processes could lead to violations, unintentional or otherwise, of laws and regulations. Legal claims, government investigations or regulatory enforcement actions arising out of our failure or alleged failure to comply with applicable laws and regulations could subject us to civil and criminal penalties and liabilities that could adversely affect our brand sales, reputation, financial condition and operating results. These liabilities could include obligations to reformulate brands or remove them from the marketplace, as well as obligations to disgorge revenue and to accept burdensome injunctions that limit our freedom to market our brands. In addition, the costs and other effects of defending potential and pending litigation and administrative actions against us may be difficult to determine and could adversely affect our reputation, business, brand image, financial condition, results of operations and prospects.
Furthermore, although we believe that the extent of our insurance coverage is consistent with industry practice, any claim under our insurance policies may be subject to certain exceptions, may not be honored fully, in a timely manner, or at all, and we may not have purchased sufficient insurance to cover all losses incurred. If we were to incur substantial liabilities, as a result of civil or criminal penalties or otherwise, or if our business operations were interrupted for a substantial period of time, we could incur costs and suffer losses. Such liabilities, including inventory and business interruption losses, may not be covered by our insurance policies. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations. Additionally, in the future, insurance coverage may not be available to us at commercially acceptable premiums, or at all.
Government regulation of the Internet and ecommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could have an adverse effect on our business, financial condition, results of operations and prospects.
We are subject to governmental laws as well as regulations and laws specifically governing the Internet and ecommerce. Existing and future regulations and laws could impede the growth of the Internet, ecommerce or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, sales practices and Internet neutrality. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as the vast majority of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or ecommerce. It is possible that general business regulations and laws, or those specifically governing the Internet or ecommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, consumers, suppliers or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website and mobile applications by consumers and suppliers and may result in the imposition of monetary liabilities and burdensome injunctions. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could have an adverse effect on our business, financial condition, results of operations and prospects.
Developments in labor and employment law and any unionizing efforts by employees could have an adverse effect on our business, financial condition, results of operations and prospects.
We face the risk that Congress, federal agencies or one or more states could approve legislation or regulations significantly affecting our businesses and our relationship with our employees and other individuals providing valuable services to us, such as our social media influencers. For example, the previously proposed federal legislation referred to as the Employee Free Choice Act would have substantially liberalized the procedures for union organization. None of our employees are currently covered by a collective bargaining agreement, but any attempt by our employees to organize a labor union could result in increased legal and other associated costs. Additionally, given the National Labor Relations Board’s “speedy election” rule, our ability to timely and effectively address any unionizing efforts would be difficult. If we enter into a collective bargaining agreement with our employees, the terms could have an adverse effect on our costs, efficiency and ability to generate acceptable returns on the affected operations.
Federal and state wage and hour rules establish minimum salary requirements for employees to be exempt from overtime payments. For example, among other requirements, California law requires employers to pay employees who are classified as exempt from overtime a minimum salary of at least twice the minimum wage, which is currently $58,240 per year for executive, administrative and professional employees with employers that have 26 or more employees. Minimum salary requirements impact the way we classify certain employees, increases our payment of overtime wages and provision of meal or rest breaks, and increases the overall salaries we are required to pay to currently exempt employees to maintain their exempt status. As such, these requirements could have an adverse effect on our business, financial condition, results of operations and prospects.
As a producer of Alcoholic Beverages, we are regularly the subject of regulatory reviews, proceedings and audits by governmental entities, any of which could result in an adverse ruling or conclusion, and which could have a material adverse effect on our business, financial condition, results of operations and future prospects.
We are subject to extensive regulatory review, proceedings and audits in the United States pursuant to federal, state and local laws regulating the production, distribution and sale of consumable food items, and specifically Alcoholic Beverages, including by the TTB and the FDA. These and other regulatory agencies impose a number of product safety, labeling and other requirements on our operations and sales. In California, we are subject to alcohol-related licensing and regulations by many authorities, including the ABC, which investigates applications for licenses to sell Alcoholic Beverages, reports on the moral character and fitness of alcohol license applicants and the suitability of premises where sales are to be conducted. Any governmental litigation, fines or restrictions on our operations resulting from the enforcement of these existing regulations or any new legislation or regulations could have a material adverse effect on our business, results of operations and financial results. Any government intervention challenging the production, marketing, promotion, distribution or sale of beverage alcohol or specific brands could affect our ability to sell our wines. Because litigation and other legal proceedings can be costly to defend, even actions that are ultimately decided in our favor could have a negative impact on our business, results of operations or financial results. Adverse developments in major lawsuits concerning these or other matters could result in management distraction and have a material adverse effect on our business. Furthermore, changes to the interpretation or approach to enforcement of regulations may require changes to our business practices or the business practices of our suppliers, wholesale distributors or consumers. The penalties associated with any violations or infractions may vary in severity and could result in a significant impediment to our business operations, and could cause us to have to suspend sales of our wines in a jurisdiction for a period of time.
Changes in laws and government regulations to which we are currently subject, including changes to the method or approach of enforcement of these government rules and regulations, may increase our costs or limit our ability to sell our wines into certain markets, which could materially and adversely affect our business, results of operations and financial condition.
The wine industry is subject to extensive regulation by a number of foreign and domestic agencies, state liquor authorities and local authorities. These regulations and laws dictate such matters as licensing requirements, land use, production methods, trade and pricing practices, permitted distribution channels, permitted and required labeling, advertising, sequestration of classes of wine and relations with wholesale distributors and retailers. Changes to existing laws and regulations may result in increased production and sales costs, including an increase on the applicable tax in various state, federal and foreign jurisdictions in which we do business. The amount of wine that we can sell directly to consumers in certain jurisdictions is regulated, and in certain states we are not allowed to sell wines directly to consumers at all. Changes in these laws and regulations that tighten current rules could have an adverse impact on sales or increase costs to produce, market, package or sell wine. Changes in regulation that require significant additional source data for registration and sale, in the labeling or warning requirements, or limitations on the permissibility of any component, condition or ingredient, in the places in which our wines can be sold could inhibit sales of affected products in those markets. From time to time, states also consider proposals to increase state alcohol excise taxes, which could adversely affect our profit margins. New or updated regulations, requirements or licenses, particularly changes that impact our ability to sell, or new or increased excise taxes, income taxes, property and sales taxes or international tariffs, could affect our financial condition or results of operations.
The wine industry is subject to extensive regulation by a number of foreign and domestic agencies, state liquor authorities and local authorities. These regulations and laws dictate such matters as licensing requirements, land use, production methods, trade and pricing practices, permitted distribution channels, permitted and required labeling, advertising, sequestration of classes of wine and relations with wholesale distributors and retailers. Any expansion of our existing facilities may be limited by present and future zoning ordinances, use permit terms, environmental restrictions and other legal requirements. In addition, new or updated regulations, requirements or licenses, particularly changes that impact our ability to sell DTC and/or retail accounts in California, or new or increased excise taxes, income taxes, property and sales taxes or international tariffs, could affect our financial condition or results of operations. From time to time, states consider proposals to increase state alcohol excise taxes. New or revised regulations or increased licensing fees, requirements or taxes could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to This Offering and Ownership of Our Common Stock
Our quarterly operating results may fluctuate, which could cause our stock price to decline.
Our quarterly operating results may fluctuate for a variety of reasons, many of which are beyond our control, including:
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fluctuations in revenue, including as a result of adverse market conditions due to the COVID-19 pandemic and the opening of retail and travel opportunities as the pandemic abates, the seasonality of market transactions and fluctuations in sales through our retail and ecommerce channels;

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the amount and timing of our operating expenses;

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our success in attracting and maintaining relationships with wholesale distributors and retailers;

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our success in executing on our strategy and the impact of any changes in our strategy;

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the timing and success of brand launches, including new products in beverage categories beyond wine that we may introduce;

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the timing and success of our marketing efforts;

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adverse economic and market conditions, such as those related to the current COVID-19 pandemic and other adverse domestic or global events;

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disruptions or defects in our technology platform, such as privacy or data security breaches, errors in our software or other incidents that impact the availability, reliability or performance of our platform;

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disruptions in our supply chain, such as the ability of our third-party suppliers to produce grapes or wine, the ability of wholesale distributors to distribute our brands, or in our shipping arrangements or other relationships with third-party vendors;

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the impact of competitive developments and our response to those developments;

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fluctuations in inventory and working capital;

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our ability to manage our business and future growth; and

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our ability to recruit and maintain employees.

Fluctuations in our quarterly operating results and the price of our common stock may be particularly pronounced in the current economic environment due to the uncertainty caused by and the unprecedented nature of the current COVID-19 pandemic, consumer spending patterns and the impacts of the gradual reopening of the offline economy and lessening of restrictions on movement and travel as the COVID-19 pandemic abates. Fluctuations in our quarterly operating results may cause those results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our common stock to decline. Fluctuations in our results could also cause other problems, including, for example, analysts or investors changing their models for valuing our common stock, particularly post-pandemic. We could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise.
We believe that our quarterly operating results may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. For example, our overall historical growth rate and the impacts of the COVID-19 pandemic may have overshadowed the effect of seasonal variations on our historical operating results. Any seasonal effects may change or become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of any given quarter as an indication of future performance.
Our common stock has never been publicly traded, and we expect that the price of our common stock will fluctuate substantially.
Before this initial public offering, there has been no public market for our common stock. The initial public offering price for our common stock was determined through negotiations between the underwriters and us and may vary substantially from the market price of our common stock following this offering. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other products, technologies or businesses using our shares as consideration. Furthermore, our common stock has been approved for listing on the NYSE American, there can be no guarantee that we will continue to satisfy the continued listing standards of the NYSE American. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our common stock.

Following this offering, the market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:
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changes in analysts’ estimates, investors’ perceptions, recommendations by securities analysts or our failure to achieve analysts’ estimates;

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quarterly variations in our or our competitors’ results of operations;

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periodic fluctuations in our revenue, which could be due in part to the way in which we recognize revenue;

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the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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future sales of our common stock or other securities, by us or our stockholders, as well as the anticipation of lock-up releases or lock-up waivers;

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the trading volume of our common stock;

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general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors;

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changes in operating performance and stock market valuations of other companies in our industry or related industries;

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actual or anticipated changes in regulatory oversight of our operations;

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the loss of key personnel, including changes in our board of directors and management;

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lawsuits threatened or filed against us, including litigation by current or former employees alleging wrongful termination, sexual harassment, whistleblower or other claims;

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the announcement of new or enhanced services by us or our competitors;

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announced or completed acquisitions of businesses or technologies by us or our competitors;

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developments or disputes concerning our intellectual property or other proprietary rights; and

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developments in our industry.

In addition, the trading prices for common stock of many companies have been highly volatile as a result of the COVID-19 pandemic. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence.
In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.
In addition, in the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition and reputation. These factors may materially and adversely affect the market price of our common stock.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.
Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves or commissioned, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, particularly in light of the ongoing COVID-19 pandemic and the related economic impact. The variables that go into the calculation of our market opportunity across the markets are subject to change over time, and there is no guarantee that any particular number or percentage of consumers covered by our market opportunity estimates will purchase our brands at all or generate any particular level of revenue for us. Any expansion in each market depends on a number of factors, including the cost and perceived value associated with our brand offerings and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate, if at all, which could adversely affect our business, financial condition, results of operations and prospects. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth. For more information regarding the estimates of market opportunity and forecasts of market growth included in this prospectus, see the section titled “Industry, Market, and Other Data.”
Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.
Our stock price and trading volume may be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, our common stock price and trading volume could decline.
If a trading market for our common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Even if our common stock is actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may lead to forecasts that differ significantly from our own.
If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. In connection with our adoption and implementation of the new revenue accounting standard, management made judgments and assumptions based on our interpretation of the new standard. The new revenue standard is principles based and interpretation of those principles may vary from company to company based on their unique circumstances. It is possible that interpretation, industry practice and guidance involving estimates and assumptions may evolve or change over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $11.74 per share (or $11.54 per share if the underwriters exercise their option to purchase additional shares in full), based on the initial public offering price of $13.00 per share and our pro forma as adjusted net tangible book value per share as of June 30, 2021. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus entitled “Dilution.” If outstanding options or warrants are exercised in the future, you will experience additional dilution.
This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering.
A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.
Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell their shares, could result in a decrease in the market price of our common stock. Immediately after this offering, we will have 13,143,218 shares of common stock outstanding based on the number of shares outstanding as of June 30, 2021. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. The remaining shares are currently restricted as a result of securities laws or 180-day lock-up agreements (which may be waived, with or without notice, by Spartan Capital Securities, LLC) but will be able to be sold after the offering as described in the section of this prospectus entitled “Shares Eligible for Future Sale.”
Moreover, after this offering, holders of an aggregate of up to approximately 10.2 million shares of our common stock, including shares of our common stock issuable upon the conversion of the shares of our convertible preferred stock that will be outstanding immediately prior to the consummation of this offering, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders as described in the section of this prospectus entitled “Description of Capital Stock—Registration Rights.” We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements described in the section of this prospectus entitled “Underwriting.”
Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.
After this offering, our directors, officers and principal stockholders each holding more than 5% of our common stock will collectively control approximately 56.9% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares of common stock). As a result, these stockholders, if they act together, will be able to exert significant influence over the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.
Some of these persons or entities may have interests different than yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this initial public offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other stockholders. The foregoing discussion does not reflect any potential purchases by our existing principal stockholders or their affiliated entities of shares of our common stock in this offering.

We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.
Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our common stock.
Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us or tender offer that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:
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Our board of directors has the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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Our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

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Our stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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A special meeting of stockholders may be called only by the chair of the board of directors, the chief executive officer, the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

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Our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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Our board of directors may alter our bylaws without obtaining stockholder approval;

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The required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

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Stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and
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Our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
Our amended and restated certificate of incorporation will provide that, unless we otherwise consent in writing, (A) (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of ours to the us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act; however, there is uncertainty as to whether a court would enforce such provision, and investors cannot waive compliance with federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.
We do not intend to pay dividends for the foreseeable future.
We currently intend to retain any future earnings to finance the operation and expansion of our business and we do not expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our existing Credit Agreements restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for our stockholders for the foreseeable future.

General Risk Factors
We will incur significant additional costs as a result of being a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.
We expect to incur costs associated with corporate governance requirements that are now applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the NYSE American. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We expect such expenses will further increase after we cease to qualify as an emerging growth company and smaller reporting company. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Furthermore, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.
We may also become subject to more stringent state law requirements, including requirements to have a minimum number of females or individuals from underrepresented populations on our board of directors.
Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
We recently became subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
If we are unable to implement and maintain effective internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our reported financial information and the market price of our common stock may be negatively affected.
As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report after the completion of this offering, provide a management report on the internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will be implementing the process and documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.
During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, our management will be unable to conclude that our internal control over financial reporting is effective. Moreover, when we are no longer an emerging growth company or smaller reporting company, our independent registered public accounting firm will be required to issue an attestation report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed.
If we are unable to conclude that our internal control over financial reporting is effective, or, when we are no longer an emerging growth company or smaller reporting company, if our auditors were to express an adverse opinion on the effectiveness of our internal control over financial reporting because we had one or more material weaknesses, investors could lose confidence in the accuracy and completeness of our financial disclosures, which could cause the price of our common stock to decline. Internal control deficiencies could also result in a restatement of our financial results in the future.
Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from growing.
In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. We may sell common stock, convertible securities and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors in our common stock may be materially diluted. New investors in such subsequent transactions could gain rights, preferences and privileges senior to those of holders of our common stock. Debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or ability to achieve or maintain profitability. If we cannot raise funds on acceptable terms, we may be forced to raise funds on undesirable terms, or our business may contract or we may be unable to grow our business or respond to competitive pressures, any of which could have an adverse effect on our business, financial condition, results of operations and prospects.
Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause the price of our common stock to decline.
We may issue additional securities following the closing of this offering. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell common stock, convertible securities, and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our common stock.
Litigation or legal proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.
We are, and may in the future become, party to various claims and litigation proceedings. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. We are not currently party to any material litigation.
Even when not merited, the defense of these lawsuits may divert our management’s attention, and we may incur significant expenses in defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have an adverse effect on our business, financial condition, results of operations and prospects. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.
Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.
Employee litigation or other unfavorable publicity could negatively affect our future business.
Our employees have in the past, and may in the future, bring employment-related lawsuits against us, including regarding injuries, a hostile workplace, discrimination, wage and hour disputes, sexual harassment, or other employment issues. In recent years there has been an increase in the number of discrimination and harassment claims generally. Coupled with the expansion of social media platforms, employer review websites and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Certain companies that have faced employment- or harassment-related claims have had to terminate management or other key personnel and have suffered reputational harm that has negatively impacted their business, including their ability to attract and hire top talent. If we were to face any employment- or harassment-related claims, our business could be negatively affected in similar or other ways.
We are an “emerging growth company” and a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies and a smaller reporting companies will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we expect to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, while we are an emerging growth company: we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.
In addition, while we are an emerging growth company we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.
We may remain an emerging growth company until as late as December 31, 2026, though we may cease to be an emerging growth company earlier under certain circumstances, including if (i) we have more than $1.07 billion in annual revenue in any fiscal year, (ii) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.
Even after we no longer qualify as an emerging growth company, we may still qualify as a smaller reporting company, which would allow us to continue to take advantage of many of the same exemptions from disclosure requirements, including, among other things, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, presenting only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.
Investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical facts, including statements regarding our business strategy, plans, market growth and our objectives for future operations, are forward-looking statements. The words “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these words.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
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estimates of our total addressable market, future results of operations, financial position, research and development costs, capital requirements and our needs for additional financing;

•
our expectations about market trends and our ability to capitalize on these trends;

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the impact on our business, financial condition and results of operation from the ongoing and global COVID-19 pandemic, or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide;

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our ability to effectively and efficiently develop new brands of wines and introduce products in beverage categories beyond wine;

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our ability to efficiently increase online consumer acquisition;

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our ability to increase awareness of our portfolio of brands in order to successfully compete with other companies;

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our ability to maintain and improve our technology platform supporting our Winc digital platform;

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our ability to maintain and expand our relationship with wholesale distributors and retailers;

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our ability to continue to operate in a heavily regulated environment;

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our ability to establish and maintain intellectual property protection or avoid claims of infringement;

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our ability to hire and retain qualified personnel;

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our ability to obtain adequate financing in this or future offerings;

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the volatility of the trading price of our common stock; and

•
our expectations regarding the use of proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon these forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or revised expectations, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission, or SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

INDUSTRY, MARKET AND OTHER DATA
This prospectus contains estimates and information concerning our industry, including market size and growth of the markets in which we participate, that are based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates.
The content of these third-party sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein.
Certain monetary amounts, percentages, and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $17.9 million (or approximately $20.9 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and facilitate our future access to the capital markets. We currently intend to use the net proceeds we receive from this offering for general corporate purposes. These purposes may include operating expenses, working capital and capital expenditures for future growth, including marketing and DTC advertising investments, innovation and adjacent product category expansion, international growth investment and organizational capabilities investments. We may also use a portion of the proceeds for the acquisition of, or investment in, assets, technologies, solutions, or businesses that complement our business. However, we do not have binding agreements or commitments for any acquisitions or investments outside the ordinary course of business at this time.
The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as or plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities.

DIVIDEND POLICY
We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, business prospects and other factors our board of directors deems relevant, and subject to the restrictions contained in any future financing instruments. In addition, our ability to pay cash dividends is currently restricted by the terms of our Credit Agreements. Our ability to pay cash dividends on our capital stock in the future may also be limited by the terms of any preferred securities we may issue or agreements governing any additional indebtedness we may incur.

CAPITALIZATION
The following table sets forth our cash and capitalization as of June 30, 2021:
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on an actual basis;

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on a pro forma basis to give effect to (i) the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 8,395,808 shares of common stock prior to the completion of this offering, (ii) the forgiveness of employee promissory notes in September 2021 and (iii) the filing and effectiveness of our amended and restated certificate of incorporation in connection with the closing of this offering; and

•
on a pro forma as adjusted basis to give further effect to (i) the pro forma adjustments described above and (ii) the issuance and sale of 1,692,308 shares of common stock in this offering at the initial public offering price of $13.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the sections titled “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of June 30, 2021 (unaudited)
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except share and per share amounts)
Cash	$2,396	$2,396	$20,256
Current portion of long-term debt	1,590	1,590	1,590
Line of credit	1,000	1,000	1,000
Redeemable convertible preferred stock (Series Seed, A, B, B-1, C, D, E, F), $0.0001 par value; 80,083,782 shares authorized, 8,384,906 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma adjusted	$68,896	$—	$—
Stockholders’ equity (deficit)
Common stock, $0.0001 par value, 115,490,000 shares authorized, 3,055,102 shares issued and outstanding, actual; 300,000,000 shares authorized, pro forma and pro forma as adjusted; 11,450,910 shares issued and outstanding, pro forma; 300,000,000 shares authorized, 13,143,218 shares issued and outstanding, pro forma as adjusted	2	3	3
Preferred stock, par value $0.0001 per share; no shares authorized, issued and outstanding, actual; and 10,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Employee promissory notes	(3,453)	—	—
Treasury stock	(7)	(7)	(7)
Additional paid-in capital	4,033	72,928	90,788
Accumulated deficit	(60,409)	(63,862)	(63,862)
Total stockholders’ equity (deficit)	(59,834)	9,062	26,922
Total capitalization	$11,652	$11,652	$61,697

The number of shares of our common stock in the table above is based on 11,450,910 shares of our common stock outstanding (which includes 817,974 shares of common stock that remain subject to vesting and forfeiture) as of June 30, 2021, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 8,395,808 shares of our common stock immediately prior to the completion of this offering, and excludes:
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561,079 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock under our 2013 Plan outstanding as of June 30, 2021, at a weighted-average exercise price of $3.84 per share;

•
210,625 shares of our common stock reserved for future issuance under the 2013 Plan, which shares will cease to be available for issuance at the time the 2021 Plan becomes effective and will be added to, and become available for issuance under, the 2021 Plan;

•
406,470 shares of our common stock issuable upon the exercise of warrants to purchase our redeemable convertible preferred stock that were outstanding as of June 30, 2021, at a weighted-average exercise price of $12.84 per share, which warrants will convert into warrants to purchase our common stock immediately prior to the closing of this offering;

•
1,314,321 shares of common stock reserved for future issuance under our 2021 Plan;

•
262,864 shares of common stock reserved for future issuance under our 2021 ESPP; and

•
50,769 shares of common stock (or 58,384 shares of common stock if the underwriters exercise their option to purchase additional shares) issuable upon exercise of the representative’s warrants at a price of $14.30 per share.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.
Our historical net tangible book value (deficit) as of June 30, 2021 was $(70.3) million, or $(23.00) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and the carrying values of our redeemable convertible preferred stock, which is not included within stockholders’ equity (deficit). Historical net tangible book value (deficit) excludes intangible assets and capitalized deferred offering costs. Our historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by the 3,055,102 shares of our common stock outstanding as of June 30, 2021.
Our pro forma net tangible book value (deficit) as of June 30, 2021 would have been $(1.4) million, or $(0.12) per share of our common stock. Pro forma net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 8,395,808 shares of our common stock. Pro forma net tangible book value (deficit) per share represents pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of June 30, 2021, after giving effect to the pro forma adjustments described above.
After giving further effect to our issuance and sale of 1,692,308 shares of our common stock in this offering at the initial public offering price of $13.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been $16.5 million, or $1.26 per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value per share of $1.38 to our existing stockholders and immediate dilution of $11.74 in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis (without giving effect to any exercise by the underwriters of their option to purchase additional shares):
Initial public offering price per share		$13.00
Historical net tangible book value (deficit) per share as of June 30, 2021	$(23.00)
Increase per share attributable to the pro forma adjustments described above	22.88
Pro forma net tangible book value (deficit) per share as of June 30, 2021 attributable to the conversion of preferred stock	(0.12)
Increase in pro forma as adjusted net tangible book value per share attributable to new investors participating in this offering	1.38
Pro forma as adjusted net tangible book value per share after this offering		1.26
Dilution per share to new investors purchasing common stock in this offering		$11.74
If the underwriters exercise their option to purchase additional shares in full, our pro forma as adjusted net tangible book value per share after this offering would be $1.46, representing immediate dilution in pro forma as adjusted net tangible book value per share of $11.54 to new investors purchasing common stock in this offering, based on the initial public offering price of $13.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes on the pro forma as adjusted basis described above, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid, and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at the initial public offering price of $13.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders	11,450,910	87.1%	$81,622,576	78.8%	$7.13
New investors	1,692,308	12.9%	22,000,004	21.2%	13.00
Total	13,143,218	100%	$103,622,580	100%	$7.88
The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to 85.5% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to 14.5% of the total number of shares of our common stock outstanding after this offering.
The discussion and tables above are based on 11,450,910 shares of our common stock outstanding (which includes 817,974 shares of common stock that remain subject to vesting and forfeiture) as of June 30, 2021, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 8,395,808 shares of our common stock immediately prior to the completion of this offering, and excludes:
•
561,079 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock under our 2013 Plan outstanding as of June 30, 2021, at a weighted-average exercise price of $3.84 per share;

•
210,625 shares of our common stock reserved for future issuance under the 2013 Plan, which shares will cease to be available for issuance at the time the 2021 Plan becomes effective and will be added to, and become available for issuance under, the 2021 Plan;

•
406,470 shares of our common stock issuable upon the exercise of warrants to purchase our redeemable convertible preferred stock that were outstanding as of June 30, 2021, at a weighted-average exercise price of $12.84 per share, which warrants will convert into warrants to purchase our common stock immediately prior to the closing of this offering;

•
1,314,321 shares of common stock reserved for future issuance under our 2021 Plan;

•
262,864 shares of common stock reserved for future issuance under our 2021 ESPP;

•
50,769 shares of common stock (or 58,384 shares of common stock if the underwriters exercise their option to purchase additional shares) issuable upon exercise of the representative’s warrants at a price of $14.30 per share.

To the extent that new stock options are issued or any outstanding options are exercised, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Winc: We Bring Everyone to the Table
We are one of the fastest growing at scale wineries in the United States. Over the past two years we have grown by approximately 80% in case volume sold, with sales of over 430,000 cases in 2020. Our growth is fueled by the joint capabilities of our data-driven brand development strategy paired with a true omni-channel distribution network. Since March 2020, we have experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. Industry research and steady consumer demand lead management to believe that this is a permanent shift in consumer behavior. For example, a 2021 Sovos report assessing DTC wine shipment data concluded that the boosts in DTC wine purchasing relating to the impacts of COVID-19 will continue once the pandemic ends and may drive continued growth. Though we cannot guarantee that our historical growth rates will be indicative of future growth, we believe our balanced platform is well-suited to gain share and drive meaningful long-term growth in the approximately $400 billion Alcoholic Beverages market.
As product innovators focused on building durable brands that consumers love, we have developed a proprietary process, called Ideate, Launch and Amplify, that has allowed us to consistently produce quality wine brands in a capital-efficient fashion. We believe this process is unique within the Alcoholic Beverages industry incorporating the “Best of the New” and “Best of the Old” aspects of Alcoholic Beverages brand creation in a truly omni-channel fashion. The “Best of the New” is highlighted by our data-rich DTC relationships via the Winc digital platform. This data is a critical competitive advantage that we use to help shape the ideation and development of our brands. Our digitally native roots also provide us with a strong core competency in digital marketing and data analytics that allows us to interact in a more targeted and direct fashion with end-consumers and Amplify brands in ways the legacy Alcoholic Beverages companies have yet to consistently utilize. As our brand portfolio expands over time, we believe our DTC channel will become more desirable to existing and potential members who will have an increasing number of highly rated and more recognizable products to choose from each month. Our “Best of the Old” strategy is encompassed by our appreciation of the value creation potential and durable power of proprietary brand development, as well as the scale benefits that can be achieved by leveraging the legacy wholesale distribution channel, where the vast majority of wine is still purchased.
We generate net revenues by building durable brands that consumers love. We offer high-quality products in all 50 states either through our DTC channel or the national distribution network in our wholesale channel. Our omni-channel approach allows us to create compelling order economics, differentiated product offerings, consumer-led brands, and a loyal consumer following. We seek to meet consumers however they want to shop, balancing deep consumer connection with broad convenience and accessibility. We believe this distinctive business model has allowed us to efficiently scale our business while remaining agnostic as to the channel where consumers purchase our products. Our integrated omni-channel presence provides meaningful benefits to our consumer which we believe is not easily replicated by our competitors.
As we have executed on our omni-channel strategy, we have demonstrated success by significantly growing net revenues, continuing to improve our online operational metrics, expanding our wholesale distribution, and increasing the efficiency of our brand development process. The following financial and operational results were achieved during the year ended December 31, 2020 and 2019 and six months ended June 30, 2021 and 2020:
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we grew net revenues by 77.5% from $36.4 million for the year ended December 31, 2019 to $64.7 million for the year ended December 31, 2020 and by 20.4% from $29.2 million for the six months ended June 30, 2020 to $35.1 million for the six months ended June 30, 2021;

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we generated approximately 23.8% and 28.9% of our net revenues from our five core brands for the year ended December 31, 2020 and six months ended June 30, 2021, respectively;

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we increased net revenues for our core brands by 53.2% from $10.1 million for the year ended December 31, 2019 to $15.4 million for the year ended December 31, 2020 and by 14.2% from $8.9 million for the six months ended June 30, 2020 to $10.2 million for the six months ended June 30, 2021;

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we expanded our retail accounts by 63.6% from 4,809 for the year ended December 31, 2019 to 7,869 for the year ended December 31, 2020 and by 52.3% from 5,148 for the six months ended June 30, 2020 to 7,838 for the six months ended June 30, 2021;

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we generated a net loss of $7.0 million for the year ended December 31, 2020, an improvement from a net loss of $8.0 million for the year ended December 31, 2019, and a net loss of $3.3 million for the six months ended June 30, 2021, an improvement from a net loss of $3.8 million for the six months ended June 30, 2020; and

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we generated Adjusted EBITDA losses of $5.7 million, $5.1 million, $2.6 million and $2.9 million for the years ended December 31, 2019 and 2020 and the six months ended June 30, 2020 and 2021, respectively.

Impact of COVID-19
In March 2020, the World Health Organization declared the spread of COVID-19 a pandemic. Shortly thereafter, we closed our headquarters, supported our employees and contractors to work remotely, and implemented travel restrictions. We qualified as an essential business, as defined by state regulations, and therefore continued to operate our Pennsylvania fulfillment centers with reduced occupancy to maintain social distancing requirements. The reduced manpower in warehouses, together with increased DTC orders, led to minor delivery delays in some instances, but we have not experienced any significant disruptions in our supply chain or any carrier interruptions or delays. As of June 2021, we have returned to full capacity in our fulfillment centers.
The COVID-19 pandemic has also significantly accelerated consumer adoption of a wide variety of at-home delivery services, including in the Alcoholic Beverages sector. Since March 2020, we have experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. Industry research and steady consumer demand lead management to believe that this is a permanent shift in consumer behavior. For example, a 2021 Sovos report assessing DTC wine shipment data concluded that the boosts in DTC wine purchasing relating to the impacts of COVID-19 will continue once the pandemic ends and may drive continued growth. The dramatic growth in new consumer acquisition resulted in a corresponding increase in “new consumer discount” costs in 2020, resulting in lower DTC gross margins in 2020.
Our wholesale net revenues declined in April and May of 2020 as a result of the pandemic and government measures to slow the spread of the COVID-19 pandemic. These restrictions included limited operating hours, reduced capacity at dining and other venues and decreased consumer interest in frequenting public gathering spaces. While it’s difficult to quantify the full impact the COVID-19 pandemic had on the wholesale channel as a whole, management believes these developments resulted in an approximately $1.2 million decrease in on-premise wholesale net revenues during the year ended 2020 as compared to 2019 by comparing wholesale net revenues received from restaurants and bars during the year ended 2020 to the year ended 2019. While our total wholesale net revenues increased in 2020 by 20.8% compared to 2019, we believe the rate of growth for our wholesale net revenues from 2019 to 2020 was slightly impaired due to the restrictions noted above, specifically with respect to on-premise sales at venues like restaurants and bars. We do not believe that the COVID-19 pandemic materially impacted our growth in wholesale net revenues for the six months ended June 30, 2021 as compared to June 30, 2020.
Although the global economy has begun to recover and the widespread availability of vaccines has encouraged greater economic activity, we are continuing to monitor the situation and we cannot predict for how long, or the ultimate extent to which, the pandemic may impact our operations. The COVID-19 pandemic has been a highly disruptive economic and societal event that has had a significant impact on consumer shopping behavior.
Moreover, the duration and severity of the COVID-19 pandemic, including the length of stay-at-home and restaurant restriction orders, developments involving variants of COVID-19 and the state of economic and operating conditions, will continue to impact the markets in which we operate and make future demand difficult to forecast.
Key Factors Affecting Our Performance and Growth
At approximately $400 billion in sales within the United States in 2018, the Alcoholic Beverages market represents one of the largest total addressable market opportunities in the CPG landscape. Within the Alcoholic Beverages market, the wine industry is a sizable market, topping over $70 billion in the United States in 2018. We believe we are one of the few wine companies that is connecting with the next generation of consumers who prefer to shop online, and we expect that connection will lead to a significant and expanding market opportunity. With a strong portfolio of brands and driven sales and performance marketing teams, we believe we have the potential to seize a larger portion of the U.S. Alcoholic Beverages market.
Our primary goal is to grow by building a portfolio of durable brands that consumers love. As we strengthen our portfolio of brands and increase our brand awareness, we believe that it will become easier to acquire DTC consumers and grow our wholesale business. From 2019 to 2020, our DTC channel net revenues grew 85.1%, representing 84.8% of our 2020 total net revenues, and our wholesale channel net revenues grew 20.8%, representing 12.7% of our 2020 total net revenues. From June 2020 to June 2021, our DTC channel net revenues grew 8.2%, representing 76.5% of our total net revenues for the six months ended June 30, 2021, and our wholesale channel grew 90.0%, representing 21.7% of our total net revenues for the six months ended June 30, 2021.
This level of growth is significantly greater than our historical rates of revenue growth in prior periods. For our DTC channel, we believe the significant growth between 2019 and 2020 was fueled by the COVID-19 pandemic and social and governmental responses to it. For our Wholesale channel, we believe the significant growth between June 2020 and June 2021 was fueled primarily by increased retail accounts. While we believe that a broad shift in consumer interest in DTC offerings is not transient, we do believe growth in our DTC channel will slow going forward as COVID-19 restrictions are eased or lifted. Management believes Wholesale net revenues will continue to grow significantly but not at levels consistent with the growth for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020.
We believe the following factors and trends in our business have driven our growth over the past two fiscal years and are expected to be key drivers of our growth for the foreseeable future:
Brand Awareness and Loyalty
Our ability to promote and maintain brand awareness and loyalty is critical to our success. Consumer appreciation of our brands is reflected in the increase of Winc.com members in our DTC channel and the additional retail accounts in our wholesale channel. We believe we have a significant opportunity to continue to grow our brand awareness and loyalty through word of mouth, brand marketing and performance marketing. We have made significant investments to strengthen our brand and generate awareness of our products through our marketing strategy, which includes brand marketing campaigns across various platforms, including email, digital, display, site, direct-mail, commercials, and social media, as well as performance marketing efforts, including retargeting, paid search and product listing advertisements, paid social media advertisements, search engine optimization, personalized email and mobile push notifications through our mobile application. We plan to continue to invest in our brand and performance marketing to help drive our future growth.
Innovation
Ideation, development and innovation are core elements underpinning our growth strategy. The improvement of existing products and the introduction of new products have been, and continue to be, integral to our growth. While we launched an aggregate of 7 innovation brands in the last two years, we have made significant investments in our product development capabilities and plan to increase the number of launches in the future. We aim to launch 8 - 10 innovation brands a year on the digital platform. Our continued focus on brand innovation will be central to attracting and retaining consumers in the future. Our ability to successfully Ideate, Launch and Amplify new products will depend on a variety of factors, including our continued investment in innovation, integrated business planning processes and capabilities.
Execution of Omni-channel Strategy
The continued execution of our omni-channel strategy impacts our financial performance. We intend to continue leveraging our marketing strategy to grow our DTC channel by driving increased consumer traffic to our digital platform. We believe our digital platform is a valuable tool for creating direct connections with our consumers, influencing brand experience and understanding consumer preference and behavior. Our wholesale channel is focused on relationships with leading national distributors and retailers that have broadened our consumer reach, raised our brand awareness and allowed us to achieve additional scale. We aim to strengthen these relationships to further increase their benefit. Our ability to execute this strategy will depend on a number of factors, such as distributors’ and retailers’ satisfaction with the sales our products, our ability to develop high-quality and culturally relevant brands and our introduction of innovative products.
Key Financial and Operating Metrics
In addition to the measures presented in our financial statements, we use the following key financial and operational metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions:
	Year ended December 31,		Six months ended June 30, (unaudited)
	2020	2019	2021	2020
	(dollars in thousands, except average order value)
Core brand net revenues	$15,409	$10,061	$10,158	$8,895
Consolidated
Adjusted EBITDA(1)	$(5,104)	$(5,678)	$(2,919)	$(2,600)
Adjusted EBITDA margin(1)	(7.9)%	(15.6)%	(8.3)%	(8.9)%
DTC
DTC net revenues(2)	$54,854	$29,628	$26,852	$24,823
DTC gross profit(2)	$23,055	$12,967	$11,496	$9,421
Average order value	$63.04	$60.56	$69.20	$58.96
Average monthly consumer retention rate	89.7%	92.2%	91.8%	88.7%
Wholesale
Wholesale net revenues(2)	$8,237	$6,819	$7,624	$4,023
Wholesale gross profit(2)	$2,393	$2,442	$3,301	$1,338
Retail accounts	7,869	4,809	7,839	5,148

(1)
Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP measures and are presented for supplemental informational purposes only and should not be considered as alternatives or substitutes to financial information presented in accordance with GAAP. See the section titled “Prospectus Summary — Summary Consolidated Financial and Operating Data — Key Financial and Operating Metrics” for additional information and a reconciliation of net loss to Adjusted EBITDA and net loss margin to Adjusted EBITDA margin.
(2)
For a description of DTC net revenues, DTC gross profit, wholesale net revenues, and wholesale gross profit see “— Components of Results of Operations.”

Number of Core Brands
After we launch a new brand and our data indicates that the brand is resonating with consumers, we begin to Amplify those brands in both DTC and wholesale. We call these brands our core brands and currently have five in our portfolio. Our in-house winemakers and brand teams are continually innovating and launching new products in an effort to find additional core brands. Each of our current core brands has individually generated more than $1.0 million in net revenues through the DTC channel in the last 12 months. Once a brand has demonstrated consumer traction by achieving this threshold, we believe we can leverage our sales channels to rapidly grow and continue to scale the brand. Each of our current core brands has generated more than $0.5 million through the wholesale channel in the last 12 months, and we believe has the potential to continue to grow sales through the wholesale channel.
Core Brand Net Revenues
Core brand net revenues refers to the amount of total net revenues generated by our core brands in any specific period. Historically, we have seen continued growth in net revenues of our core brands and believe they are a key component of future financial success.
Average Order Value
We believe the continued growth of our average order value demonstrates both our increasing value proposition for our consumer base and their increasing affinity for our premium brands. We define average order value as the sum of DTC net revenues, divided by the total orders placed in that period. Total orders are the summation of all completed individual purchase transactions in a given period. Average order value may fluctuate as we expand into and increase our presence in additional product categories.
The following graph indicates the growth in our average order value from the quarter ended December 31, 2019 to the quarter ended December 31, 2020. Over this period, our AOV increased approximately 15.1%. For the quarter ended June 30, 2021, our AOV increased further to $71.40.

$75.00
$70.00
$65.00
$60.00
$55.00
$60.10
$69.19
$71.40
Q4 2019
Q4 2020
Q2 2021

Average Monthly Consumer Retention Rate
Average monthly consumer retention rate represents the average active member balance during the month less monthly cancellations, divided by the average monthly active members.
Retail Accounts
Retail account growth is a key metric for our continued growth in wholesale as it is a measure of how widely our products are distributed. The metric represents the number of retail accounts in which we sold our products in a given period.
Components of Results of Operations
We evaluate our business and allocate resources among our reportable business segments: (i) DTC and (ii) Wholesale.
Net Revenues
We generate net revenues from the following revenue streams:
DTC — We define DTC net revenues as net revenues generated from consumers through our monthly membership or individual orders on our digital platform. Members are charged a monthly membership and are awarded credits in the same monetary value. Members can then utilize their credits to purchase our brand wines at their discretion. Members have the option to skip monthly charges, accumulate credits or use credits when purchased so that the membership is tailored to everyone’s preference and lifestyle. Additionally, we have dedicated brand websites that generate orders and net revenues for our core brands. Breakage income related to prepaid credits and gift cards is reported in DTC net revenues.
Breakage revenue is recognized based on historical redemption rates of payments received in advance of performance. We determined that a percentage of prepaid credits goes unredeemed. We recognize breakage proportionally with credit redemptions in net revenues, or when redemption is remote.
Wholesale — We define wholesale net revenues as net revenues generated from wholesale distributors, state-operated licensees and directly to retail accounts. Our wholesale channel success is based on long-standing relationships with a highly developed network of distributors in all U.S. states. We work closely with wholesale distributors to increase the volume of our wines and number of products that are sold by the retail accounts in their respective territories. One wholesale distributor accounted for approximately 14% and 10% of wholesale net revenues during the year ended December 31, 2020 and 2019, respectively, and 13% and 14% of wholesale net revenues during the six months ended June 30, 2021 and 2020, respectively.
Other Non-Reportable — We also generate an immaterial amount of net revenues from a non-reportable segment that is comprised of a small business line focused on testing new products to determine if they have long-term viability prior to integration into the DTC and/or wholesale distribution channels.
Cost of Revenues
Cost of revenues consists of:
•
wine-related inputs, such as grapes and semi-finished bulk wine;

•
bottling materials (bottles, corks, and labeling materials);

•
boxes/packaging;

•
fulfillment costs (costs attributable to receiving, inspecting and warehousing inventories, picking, packaging, and preparing orders for shipment, including the variable costs of employing hourly employees and temporary staff provided by agencies at our fulfillment centers);

•
credit card fees related to DTC transactions;

•
inbound and outbound freight;

•
storage; and

•
barrel depreciation.

Gross Profit and Gross Margin
We define gross profit as net revenues less cost of revenues as discussed above. Gross margin is gross profit expressed as a percentage of net revenues. Our gross margin has fluctuated historically and may continue to fluctuate from period to period based on a number of factors, including the timing and mix of the product offerings we sell, the timing and mix of sales through our DTC and wholesale channels, and our ability to reduce costs, in any given period.
DTC Gross Profit
We define DTC gross profit as DTC net revenues less DTC cost of revenues. DTC gross margin is DTC gross profit expressed as a percentage of DTC net revenues. DTC gross margin has fluctuated historically and may continue to fluctuate from period to period based on a number of factors, including the timing and mix of the product offerings we sell, the timing and mix of sales through our DTC channels, and our ability to reduce costs, in any given period.
Wholesale Gross Profit
We define wholesale gross profit as wholesale net revenues less wholesale cost of revenues. Wholesale gross margin is gross profit expressed as a percentage of wholesale net revenues. Wholesale gross margin has fluctuated historically and may continue to fluctuate from period to period based on a number of factors, including the timing and mix of the product offerings we sell, the timing and mix of sales through our wholesale network, and our ability to reduce costs, in any given period.
Operating Expenses
Operating expenses primarily consist of marketing, personnel, and general and administrative expenses.
•
Our marketing expenses consist primarily of costs incurred to acquire new consumers, retain existing consumers, build our brand awareness through various offline and online paid advertising channels, including television, digital and social media, direct mail, radio and podcasts, email, brand activations, and strategic brand partnerships.

•
Our personnel expenses consist primarily of payroll and related expenses, including stock-based compensation.

•
Our general and administrative expenses consist of: (i) costs associated with general corporate functions, such as depreciation expense and rent relating to facilities and equipment and insurance expense; (ii) professional fees and other general corporate costs; (iii) travel-related expenses; and (iv) customer services costs, such as third-party staffing to respond to inquiries from consumers.

We expect our operating expenses to increase substantially for the foreseeable future as we continue to increase our headcount to support our existing business, increase our member count, and grow our business. We will also incur additional expenses as a result of operating as a public company, including expenses related to compliance with the rules and regulations of the SEC, additional director and officer insurance expenses, investor relations activities, and other administrative and professional services.
Contract Liability
Contract liabilities, also referred to as deferred revenues, arise as a result of the Winc.com subscription model. Deferred revenues represent payments received from consumers in advance of ordering goods and are referred to as “credits”. Winc.com members are charged a monthly fee and are awarded credits equivalent to the monetary value. Members are then able to utilize member credits at their leisure to place an order on our website. Revenue is recognized when the member takes control of the ordered goods, at delivery. Credits do not expire or lose value over periods of inactivity. We are not required by law to escheat the value of unredeemed credits.
Other Income and Expense
Other income and expense consist primarily of interest expense associated with our credit facilities, rental income from sublease agreements, and changes in fair value of warrants that were issued in connection with past financing transactions. See “ —  Liquidity and Capital Resources — Credit Facilities.”
Results of Operations
The following table summarize the results of operations for our DTC reportable segment for the years ended December 31, 2020 and 2019 and six months ended June 30, 2021 and 2020 (in thousands):
	Year ended December 31,		Six months ended June 30, (unaudited)
	2020	2019	2021	2020
DTC Net revenues	$54,854	$29,628	$26,852	$24,823
DTC Cost of revenues	31,799	16,661	15,356	15,402
DTC Gross profit	$23,055	$12,967	$11,496	$9,421
The following table summarize the results of operations for our wholesale reportable segment for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020 (in thousands):
	Year ended December 31,		Six months ended June 30, (unaudited)
	2020	2019	2021	2020
Wholesale Net revenues	$8,237	$6,819	$7,624	$4,023
Wholesale Cost of revenues	5,844	4,377	4,323	2,685
Wholesale Gross profit	$2,393	$2,442	$3,301	$1,338
The following table summarize the results of operations for our other non-reportable segments for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 and 2020 (in thousands):
	Fiscal year ended December 31,		Six months ended June 30, (unaudited)
	2020	2019	2021	2020
Other Net revenues	$1,616	$—	$640	$320
Other Cost of revenues	709	—	274	137
Other Gross profit	$907	—	$366	$183
Comparison of the Six Months Ended June 30, 2021 and 2020
DTC Net Revenues
DTC net revenues for the six months ended June 30, 2021 was $26.9 million, compared to $24.8 million for the six months ended June 30, 2020, an increase of $2.1 million or 8.5%. Of this increase, $3.9 million was driven by an increase in AOV of approximately 17%, partially offset by $1.8 million due to decreases in order volume of approximately 8%. During the six months ended June 30, 2021, we had a 57.0% decrease in first time orders, but increased repeat orders by 20.0%, which contributed to the increased AOV due to first orders containing significant discounts. The substantial increase in first time orders during the six months ended June 30, 2020 was caused by accelerated customer adoption of the DTC model.
DTC Cost of Revenues
DTC cost of revenues was $15.4 million for both the six months ended June 30, 2021 and 2020. DTC cost of revenues remained relatively consistent period-over-period. However, DTC cost of revenues as a percentage of DTC net revenues decreased approximately 4.9%, resulting in increased margin. This change was primarily related to a $3.0 million decrease period-over-period in discounts related to first orders.
DTC Gross Profit
Changes in DTC gross profit are a function of the changes in DTC net revenues and DTC cost of revenues discussed above. DTC gross profit for the six months ended June 30, 2021 was $11.5 million, compared to $9.4 million for the six months ended June 30, 2020, an increase of $2.1 million or 22.3%.
Wholesale Net Revenues
Wholesale net revenues for the six months ended June 30, 2021 was $7.6 million, compared to $4.0 million for the six months ended June 30, 2020, an increase of $3.6 million or 90.0%. Growth in wholesale net revenues was primarily attributable to the growth in retail accounts through distributor relationships, which resulted in a $3.4 million increase.
Wholesale Cost of Revenues
Wholesale cost of revenues for the six months ended June 30, 2021 was $4.3 million, compared to $2.7 million for the six months ended June 30, 2020, an increase of $1.6 million or 59.3%. The increase in wholesale cost of revenues was partially attributable to the increase in wholesale net revenues for the period. This increase was partially offset by a lower average cost per case, resulting in a $0.7 million decrease in wholesale cost of revenues for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. Average cost per case decreased from $57.93 for the six months ended June 30, 2020 to $50.18 for the six months ended June 30, 2021, which was primarily due to lower costs related to glass sourcing, bottling facilities and international juice sourcing. Increased demand due to the COVID-19 pandemic during the six months ended June 30, 2020 did not allow for strategic sourcing, which resulted in higher costs during that period.
Wholesale Gross Profit
Changes in wholesale gross profit are a function of the changes in wholesale net revenues and wholesale cost of revenues discussed above. Wholesale gross profit for the six months ended June 30, 2021 was $3.3 million compared to $1.3 million for the six months ended June 30, 2020, an increase of $2.0 million or 153.9%.
Other Net Revenues
Other non-reportable net revenues for the six months ended June 30, 2021 was $0.6 million, compared to $0.3 million for the six months ended June 30, 2020, an increase of $0.3 million or 100.0%. Growth in other non-reportable net revenues was entirely driven by the increase in the number of products being tested for potential future growth.
Other Cost of Revenues
Other non-reportable cost of revenues for the six months ended June 30, 2021 was $0.3 million, compared to $0.1 million for the six months ended June 30, 2020, an increase of $0.2 million or 100.0%. Growth in other non-reportable cost of revenues was entirely driven by the increase in other non-reportable net revenues discussed above.
Other Gross Profit
Changes in other non-reportable gross profit are a function of the changes in other non-reportable net revenues and other non-reportable cost of revenues discussed above. Other non-reportable gross profit for the six months ended June 30, 2021 was $0.4 million compared to $0.2 million for the six months ended June 30, 2020, a slight decrease of $0.2 million or 100.0%.

Comparison of the Years Ended December 31, 2020 and 2019
DTC Net Revenues
DTC net revenues for the year ended December 31, 2020 was $54.9 million, compared to $29.6 million for the year ended December 31, 2019, an increase of $25.3 million or 85.1%. Of this increase, $24.0 million was attributable to new subscribers and $1.3 million was attributable to an increase in AOV. Order volumes began to increase substantially starting in March 2020 as states and localities imposed shelter-in-place orders in connection with the COVID-19 pandemic.
DTC Cost of Revenues
DTC cost of revenues for the year ended December 31, 2020 was $31.8 million, compared to $16.7 million for the year ended December 31, 2019, an increase of $15.1 million or 90.9%. The increase in DTC cost of revenues was primarily related to the increase in DTC net revenues described above, as well as a $1.4 million increase in fulfillment costs as we had to hire temporary staff to support sales volumes and incurred additional costs to institute safety measures to comply with federal, state, and local COVID-19 guidelines at our fulfillment centers.
DTC Gross Profit
Changes in DTC gross profit are a function of the changes in DTC net revenues and DTC cost of revenues discussed above. DTC gross profit for the year ended December 31, 2020 was $23.1 million, compared to $13.0 million for the year ended December 31, 2019, an increase of $10.1 million or 77.8%.
Wholesale Net Revenues
Wholesale net revenues for the year ended December 31, 2020 was $8.2 million, compared to $6.8 million for the year ended December 31, 2019, an increase of $1.4 million or 20.8%. Of this increase, $2.6 million was attributable to the growth in number of retail accounts, partially offset by a $1.2 million decrease in orders from restaurants due to COVID-19 pandemic restrictions. Additionally, during the years ended December 31, 2020 and 2019, 92.5% and 61.8% of wholesale net revenues were due to sales to distributors through the traditional three-tier distribution model. This transition to increased sales through the traditional three-tier distribution model resulted in approximately 17% lower wholesale net revenues.
Wholesale Cost of Revenues
Wholesale cost of revenues for the year ended December 31, 2020 was $5.8 million, compared to $4.4 million for the year ended December 31, 2019, an increase of $1.4 million or 33.5%. The increase in wholesale cost of revenues is partially attributable to the increase in wholesale net revenues for the period. The average cost per case remained relatively constant between the years ended December 31, 2020 and 2019. As such, the primary driver that caused wholesale cost of revenues to increase at a higher percentage than wholesale net revenues was due to the transition to the traditional three-tier distribution model, which constricted revenue growth while the cost of revenues per case was remaining constant.
Wholesale Gross Profit
Changes in wholesale gross profit are a function of the changes in wholesale net revenues and wholesale cost of revenues discussed above. Wholesale gross profit for the year ended December 31, 2020 was $2.4 million compared to $2.4 million for the year ended December 31, 2019, a slight decrease of 2.0%.
Other Non-Reportable Segments
We did not have other non-reportable operations during the year ended December 31, 2019. As such, the increases in net revenues, costs of revenues, and gross profit were the result of establishing operations focused on testing new products during 2020.

Operating Expenses
The following table identifies our operating expenses and other income and expense items for the periods presented.
	Year ended December 31,		Six months ended June 30, (unaudited)
Other Income and Expense Items	2020	2019	2021	2020
	(in thousands)
Marketing	$17,388	$8,578	$7,979	$6,948
Personnel	7,582	6,328	5,387	3,466
General and administrative	7,545	7,330	5,567	3,373
Production and operations	169	88	54	89
Creative development	83	177	156	54
Total operating expenses	32,767	22,501	19,143	13,930
Interest expense	834	1,364	420	531
Change in fair value of warrants	208	137	894	229
Other income	(523)	(559)	(1,972)	(9)
Total other expense, net	519	(942)	658	751
Income tax expense	$27	$15	$15	$7
Comparison of the Six Months Ended June 30, 2021 and 2020
Marketing Expenses
Marketing expenses increased $1.0 million or 14.8% to $8.0 million for the six months ended June 30, 2021, from $7.0 million for the six months ended June 30, 2020. The increase in market expense was primarily driven by an $1.0 million increase in advertising costs as we continued to invest in digital media to attract new customers.
Personnel Expenses
Personnel expenses increased $1.9 million or 55.4%, to $5.4 million in during the six months ended June 30, 2021, from $3.5 million during the six months ended June 30, 2020. This increase was primarily attributable to a $1.0 million increase due to increased headcount to support corporate functions as we grow our business and a $0.9 million increase related to investment in our brand/creative, engineering and growth teams.
General and Administrative Expenses
General and administrative expenses increased $2.2 million or 65.0%, to $5.6 million during the six months ended June 30, 2021, from $3.4 million during the six months ended June 30, 2020. This increase was primarily attributable to $0.8 million related to increased professional services fees, specifically accounting, legal, recruiting and consulting, as well as $0.5 million related to increased rental expense and $0.9 million related to other various internal expenses, specifically software and licenses and travel-related expenses.
Interest Expense
Interest expense decreased $0.1 million or 20.9%, to $0.4 million for the six months ended June 30, 2021, from $0.5 million for the six months ended June 30, 2020. The decrease is attributable to paying down and terminating previously outstanding debt.
Change in Fair Value of Warrants
The increase in the loss from the change in fair value of warrants is primarily due to an increase in the fair value of preferred stock. Refer to Note 10 in our consolidated financial statements as of and for the six months ended June 30, 2021 in this prospectus for further information.

Income Tax Expense
Income tax expense increased 114.3% primarily due to increased state return filing requirements during the six months ended June 30, 2021.
Comparison of the Years Ended December 31, 2020 and 2019
Marketing Expenses
Marketing expenses increased $8.8 million or 102.7% to $17.4 million for the year ended December 31, 2020, from $8.6 million for the year ended December 31, 2019. The increase in market expense was primarily driven by an $8.6 million increase in advertising costs as we continued to invest in digital media to attract new customers.
Personnel Expenses
Personnel expenses increased $1.3 million or 19.8%, to $7.6 million in during the year ended December 31, 2020, from $6.3 million during the year ended December 31, 2019. This increase was primarily attributable to $0.9 million related to payroll and bonus expenses for general and administrative employees as well as $0.4 million for additional hires to support the wholesale channel.
General and Administrative Expenses
General and administrative expenses increased $0.2 million or 2.9%, to $7.5 million during the year ended December 31, 2020, from $7.3 million during the year ended December 31, 2019. This increase was primarily attributable to a $0.6 million total increase in rental-related costs, insurance premiums and professional services fees. This increase was partially offset by a $0.4 million decrease in travel-related costs as a result of travel restrictions from the COVID-19 pandemic.
Interest Expense
Interest expense decreased $0.5 million or 38.9%, to $0.8 million for the year ended December 31, 2020, from $1.4 million for the year ended December 31, 2019. The decrease was attributable to paying down and terminating previously outstanding debt during the year ended December 31, 2020.
Change in Fair Value of Warrants
The increase in the loss from the change in fair value of warrants was primarily due to an increase in the fair value of preferred stock and a decrease in the risk-free interest rate. Refer to Note 9 in our audited consolidated financial statements in this prospectus for further information.
Income Tax Expense
Income tax expense increased 80.0% primarily due to increased state return filing requirements during the year ended December 31, 2020.
Liquidity and Capital Resources
Our operations have been financed to date by a combination of issuances and sales of preferred stock, borrowings under our credit facilities and cash generated from operations. Our primary cash needs have been to fund working capital requirements, debt service payments, and operating expenses (primarily marketing to increase growth and inventory to support that growth). As of June 30, 2021, we had cash on hand of $2.4 million, inventory of $22.3 million, and total current liabilities of $27.2 million. As of June 30, 2021, $6.0 million of our $7.0 million line of credit also remains undrawn. We expect that our liquidity needs for the next twelve months will be met by our cash on hand and future debt or equity raises, as necessary. We believe that we will be able to continue to operate our business for the foreseeable future.
Issuances of Preferred Stock
During the years ended December 31, 2020 and 2019, we raised total net proceeds of $15.4 million through the issuances and sales of Series C redeemable convertible preferred stock and Series D redeemable convertible preferred stock. During the six months ended June 30, 2021, we raised total net proceeds of $13.3 million from the issuances and sales of Series E redeemable convertible preferred stock and Series F redeemable convertible preferred stock.
In August 2020, we commenced an offering, pursuant to which we offered to sell shares of our Series E redeemable convertible preferred stock at a price of $14.00 per share. As of December 31, 2020, we had issued 200,111 shares of Series E redeemable convertible preferred stock and received net proceeds of $1.6 million in connection with the 2020 Offering. We terminated the offering on January 5, 2021 and raised net proceeds of $5.7 million through the sale of Series E redeemable convertible preferred stock.
In April 2021, we raised net proceeds of $9.1 million through the sale of Series F redeemable convertible preferred stock in a private placement (inclusive of proceeds allocated to warrants to purchase additional shares of Series F redeemable convertible preferred stock issued in connection with the Series F offering). In May 2021, the proceeds, along with additional consideration in the form of Series F redeemable convertible preferred stock, were used to finance the purchase of certain assets from Natural Merchants, Inc.
Credit Facilities
Western Alliance Bank
In October 2015, we entered into a loan and security agreement with Western Alliance Bank, which provided us with a revolving line of credit for up to $12 million, or the WAB Line of Credit. The maturity was subsequently extended to May 2020 and the WAB Line of Credit was reduced to $7.0 million. As of December 31, 2019, $6.0 million remained outstanding under the WAB Line of Credit. The amount outstanding was fully repaid during the year ended December 31, 2020, at which time the agreement was terminated. Accordingly, there was no outstanding balance as of or subsequent to December 31, 2020.
Pacific Mercantile Bank
In December 2020, we entered into a credit agreement, or the PMB Credit Agreement, with Pacific Mercantile Bank for a new $7.0 million line of credit, or the PMB Line of Credit. The PMB Line of Credit bears interest at a variable annual rate equal to 1.25% plus the Prime Rate. We had an outstanding balance of $1 million and zero under the PMB Line of Credit as of June 30, 2021 and December 31, 2020, respectively.
Multiplier Capital
In December 2017, we entered into a loan and security agreement, or the Multiplier LSA, with Multiplier Capital II, LP, or Multiplier, for a term loan of $5.0 million, all of which was disbursed to us at the time of execution. The loan matures in June 2022 and bears interest at a variable annual rate equal to the greater of 6.25% above the Prime Rate (as defined in the loan and security agreement), with a minimum interest rate of 11.5% per annum and a maximum interest rate of 14.0% per annum. In connection with the loan and security agreement, we granted Multiplier warrants to purchase shares of our Series B-1 Preferred Stock. As of June 30, 2021 and December 31, 2020, $1.7 million and $2.5 million was outstanding under the Multiplier Capital loan, respectively. The loan is secured by all of our assets. We refer to the PMB Credit Agreement and the Multiplier LSA collectively as our Credit Agreements.
Paycheck Protection Program Loan
We applied for loans being administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020, or the CARES Act, to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. On April 20, 2020, we received a $1.4 million loan from Western Alliance Bank under the Paycheck Protection Program, or PPP. We applied for and were granted loan forgiveness in March 2021 by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government.

Cash Flows
The following table summarizes our cash flows for the periods presented (in thousands):
	Year ended December 31,		Six months ended June 30, (unaudited)
Cash Flow Activity	2020	2019	2021	2020
Net cash provided by (used in):
Operating activities	$419	$(5,972)	$(9,149)	$1,509
Investing activities	(375)	(294)	(9,009)	(175)
Financing activities	546	10,781	13,546	(136)
Net increase (decrease) in cash and cash equivalents	$590	$4,515	$(4,612)	$1,198
Operating cash flow is derived by adjusting our net loss for non-cash operating items, such as depreciation and amortization, provision for doubtful accounts, deferred income tax benefits or expenses, and changes in operating assets and liabilities, which reflect timing differences between the receipt and payment of cash associated with transactions and when they are recognized in our results of operations.
Net cash provided by (used in) operating activities decreased by $10.7 million to a net cash outflow of $9.1 million for the six months ended June 30, 2021. Changes in operating assets and liabilities accounted for outflows of $5.9 million for the six months ended June 30, 2021 compared to inflows of $4.5 million for the six months ended June 30, 2020. This decrease was primarily driven by an increase in cash spent on inventory to meet demand, partially offset by timing of settling accounts payable and accrued liabilities.
Net cash provided by (used in) operating activities increased by $6.4 million to a net cash inflow of $0.4 million for the year ended December 31, 2020. The increase was primarily due to an increase in our contract liabilities (unearned revenue) and the timing of settling accrued liabilities during the year ended December 31, 2020. This was in line with our membership growth and an increase in fulfillment of wholesale orders during the year ended December 31, 2019.
Cash Flows from Investing Activities
Net cash used in investing activities of $9.0 million for the six months ended June 30, 2021 consisted entirely of purchases of property and equipment and the acquisition of intangible assets through the acquisition of certain assets from Natural Merchants, Inc.
Net cash used in investing activities of $0.2 million for the six months ended June 30, 2020 primarily consisted of purchases of property and equipment.
Net cash used in investing activities of $0.4 million for the year ended December 31, 2020 consisted almost entirely of purchases of property and equipment.
Net cash used in investing activities of $0.3 million for the year ended December 31, 2019 consisted of $0.4 million of purchases of property and equipment, partially offset by $0.1 million in payments received on employee advances.
Cash Flows from Financing Activities
Net cash provided by financing activities of $13.6 million for six months ended June 30, 2021 consisted of $13.3 million in proceeds from the issuance of preferred stock, net of issuance costs, and $1.0 million from borrowings on our line of credit, partially offset by $0.8 million of repayments of long-term debt.
Net cash used in financing activities of $0.1 million for the year ended June 30, 2020 consisted of $6.0 million used to repay the previously outstanding balance on our line of credit and $0.8 million of repayments of long-term debt, partially offset by $5.3 million in proceeds from the issuance of preferred stock, net of issuance costs, and $1.4 million of proceeds from the Paycheck Protection Program note payable.

Net cash provided by financing activities of $0.5 million for the year ended December 31, 2020 consisted of $6.8 million in proceeds from the issuance of preferred stock, net of issuance costs, and $1.4 million of proceeds from the Paycheck Protection Program note payable, partially offset by $6.0 million of payments on the previously outstanding line of credit and $1.7 million for repayments of long-term debt.
Net cash provided by financing activities of $10.8 million for year ended December 31, 2019 consisted of $10.1 million in proceeds from the issuance of preferred stock, net of issuance costs, and $1.6 million from borrowings on the previously outstanding line of credit, partially offset by $0.8 million of payments on notes payable and $0.1 million used to repurchase of common stock.
Emerging Growth Company and Smaller Reporting Company Status
We are an “emerging growth company” as defined in the JOBS Act. For as long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
In addition, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to utilize this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
We will remain an emerging growth company until the earliest of (i) December 31, 2026, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700 million as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.
Quantitative and Qualitative Disclosure About Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, regulatory, and inflation.

Interest Rate Risk
Our PMB Line of Credit and term loan with Multiplier bear interest at variable rates. The nature and amount of our long-term debt can be expected to vary as a result of future business requirements, market conditions, and other factors.
We monitor our cost of borrowing under our long-term debt, taking into account our funding requirements, and our expectations for short-term rates in the future. We had a balance of $1.0 million and zero on our PMB Line of Credit as of June 30, 2021 and December 31, 2020, respectively. We had a principal balance of $1.7 million and $2.5 million on our term loan with Multiplier as of June 30, 2021 and December 31, 2020, respectively. A hypothetical 10% change in the interest rates on our line of credit and term loan for the year ended December 31, 2020 and six months ended June 30, 2021 would not have a material impact on our consolidated financial statements.
Inflation Risk
We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and operating results.
Recent Accounting Pronouncements
See Note 2 in our annual consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.
Critical Accounting Policies and Significant Judgments and Estimates
Our management’s discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses incurred during the reporting periods. Certain accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. On an ongoing basis, we evaluate our estimates including those related to revenue recognition, fair value of financial instruments, and stock-based compensation. These judgments are based on our historical experience, terms of our existing contracts, our evaluation of trends in the industry, and information available from outside sources as appropriate. Our actual results may differ from those estimates. While our significant accounting policies are described in the notes to our annual consolidated financial statements, also included in this registration statement, we believe these critical accounting policies are the most important to understanding when evaluating our reported financial results.
Revenue Recognition
Revenue-generating activities are directly related to the sale of our wine. We recognize revenue upon completion of our performance obligation, which generally occurs when control is transferred to the customer. This occurs when the consumer either receives the wine from their online purchase or when the customer picks up the wine from one of our distribution points. We derive the majority of our revenues from monthly subscription fees from our DTC sales channel. We also recognize income on unredeemed gift cards and prepaid credits, referred to as “breakage.” Breakage is recognized proportionately using a time-based attribution method from issuance of the gift card or credit to the time when it can be determined that the likelihood of the gift card or credit being redeemed is remote and that there is no legal obligation to remit unredeemed gift cards or credits to relevant jurisdictions. The breakage rate is based on historical redemption patterns.

Fair Value of Financial Instruments
Our financial instruments include cash, accounts receivable, employee advances, accounts payable, accrued liabilities, line of credit, notes payable, and warrants. The carrying amounts of our cash and cash equivalents approximate fair value due to their high liquidity in actively quoted trading markets and their short maturities. Our accounts receivable, employee advances, accounts payable, and accrued liabilities approximate fair value due to their short maturities. The carrying value of our line of credit and notes payable is considered to approximate the fair value of such debt as of December 31, 2020 and 2019 and June 30, 2021 and 2020, based upon the interest rates that we believe we can currently obtain for similar debt. The inputs used to measure the fair value of these assets are primarily observable inputs and, as such, considered Level 1 and 2 fair value measurements. Our warrant liabilities are based primarily on unobservable inputs and are therefore considered Level 3 fair value measurements. We measure the fair value of these financial instruments using the three levels of inputs described by ASC 820.
Stock-Based Compensation
We account for stock-based compensation by estimating the fair value of stock-based payment awards at the grant date using the Black-Scholes option-pricing model, and the portion that is ultimately expected to vest is recognized as compensation expense over the requisite service period.
During the period covered by the financial statements included in this prospectus, we were a privately held company with no active public market for our common stock. Accordingly, the fair value of the common stock underlying our stock-based awards has historically been determined by our Board of Directors, with input from management and corroboration from contemporaneous third-party valuations. We believe that our Board of Directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date.
The Black-Scholes option pricing model utilized inputs which are highly subjective assumptions and generally require significant judgment. These assumptions include:
•
Fair Value of Common Stock:     See the subsection titled “Common Stock Valuations” below.

•
Risk-Free Interest Rate:     The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.

•
Expected Volatility:     Because we have been privately held and do not have any trading history for our common stock, the expected volatility was estimated based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on the similar size, stage in life cycle or area of specialty. We will continue to apply this process until a sufficient amount of historical information regarding the volatility of our own stock price becomes available.

•
Expected Term:     The expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term), as we do not have sufficient historical data to use any other method to estimate expected term.

•
Expected Dividend Yield:     We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

See Note 11 to our consolidated financial statements as of and for the year ended December 31, 2020 and Note 12 to our condensed consolidated financial statements as of and for the six months ended June 30, 2021 included elsewhere in this prospectus for more information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the year ended December 31, 2020 and six months ended June 30, 2021.

Some of these assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.
Common Stock Valuation
Prior to this offering, there has been no public market for our common stock, and, as a result, the fair value of the shares of common stock underlying our stock-based awards was estimated on each grant date by our Board of Directors. Our board of directors intended all stock options granted to have an exercise price per share not less than the per share fair value of our common stock on the date of grant. To determine the fair value of our common stock underlying option grants, our Board of Directors with input from management, considered, among other things, valuations of our common stock, which were prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Additionally, our Board of Directors’ performed an assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant. These factors included, but were not limited to:
•
our results of operations and financial position, including our levels of available capital resources;

•
our stage of development and material risks related to our business;

•
our business conditions and projections;

•
the valuation of publicly traded companies in wine retail sectors and subscription services, as well as recently completed mergers and acquisitions of peer companies;

•
the lack of marketability of our common stock as a private company;

•
the prices at which we sold shares of our common stock to outside investors in arms-length transactions;

•
the likelihood of achieving a liquidity event for our security holders, such as an initial public offering, given prevailing market conditions;

•
trends and developments in our industry; and

•
external market conditions affecting the wine or retail industry sectors.

Following the closing of this offering, our Board of Directors will determine the fair market value of our common stock based on the closing price of our common stock as reported on the date of grant.
In April 2021, we issued 430,750 stock options at a price per share of $5.28 per share and used that exercise price for financial reporting purposes in our financial statements for the six months ended June 30, 2021 included in this prospectus. We subsequently determined to reassess the fair value of the underlying common stock for these grants used to calculate the related stock-based compensation expense for financial reporting purposes, and based on this reassessment, we concluded that there was an increase in the fair value of such underlying common stock that was not reflected in their exercise price. In light of this increase in fair value of our common stock, we have re-established the fair value of these grants for financial reporting purposes, based on a straight-line interpolation between third-party valuations of our common stock as of March 31, 2021 and June 7, 2021, resulting in a revised grant date fair value of $9.36 per share of common stock rather than the $5.28 per share of common stock as previously determined. This will result in $1.4 million of total additional stock-based compensation expense over the life of the grants, $0.1 million of which should have been recorded during the six months ended June 30, 2021. We have determined this amount to be immaterial, both quantitatively and qualitatively, and therefore have passed on recording an adjustment during the sixth months ended June 30, 2021. On account of the reassessed grant date estimated fair value per share, we will record additional stock-based compensation costs for the April 2021 grants (giving effect to the reassessed grant date estimated fair value per share) during the three months ending September 30, 2021 of $0.2 million and expect to record the remaining additional stock-based compensation expense of

$1.3 million over the remaining general requisite service period of 3.6 years. We have not granted any other stock options in 2021 through the date of this prospectus. We also assessed the fair value of all of our other stock options granted during the second half of 2020. However, based on the size and timing of the grants and their proximity to the most recent contemporaneous valuation, we did not believe it was necessary to change the underlying fair value of the common stock.

LETTER FROM OUR FOUNDERS
Winc is rooted in a love of hospitality. It is an unshakable desire to improve people’s lives by enhancing those moments when people come together. As founders, we came to this mutual appreciation on completely different paths. For Geoff, it was passion that was central to his father’s life, reinforced through a lifetime of sharing experiences and mentorship. For Brian, it was the discovery of the joy of seeing someone’s face light up when they discovered a new sensation or story in a great bottle of wine.
This passion has been further crystalized by a love of adventure, a willingness to face challenges and chart new paths of discovery. Today, we have created a flexible and dynamic model in one of the oldest consumer categories, anchored in a diverse and talented team of growers, makers, business leaders and founders that share our vision.
We didn’t grow up in the wine business, we didn’t grow up on a vineyard, but our passion for the joy that a great bottle of wine can bring is central to our work, our lives, and our vision for the future. It is this passion that has driven us to continually innovate and to reimagine how consumers connect with these celebratory beverages, and what products and experiences can further enhance these shared moments.
Winc is a versatile platform designed to address today’s consumer at every point in their journey, to meet them where they are and where they will be, all in an effort to improve the experience. It is a platform designed for both the consumer as they exist now and for the future consumer.
We love what we do and we are so grateful, proud and amazed to have served over 21.6 million lifetime bottles of wine, but we are just getting started. So, please join us as we raise our glasses to passion, innovation and all of the moments that lay ahead.
Geoffrey McFarlane	Brian Smith
Geoffrey McFarlane Founder, Chief Executive Officer and Director	Brian Smith Founder, President and Chairperson of the Board

BUSINESS
Winc: We Bring Everyone to the Table
We are one of the fastest growing at scale wineries in the United States. Over the past two years we have grown by approximately 80% in case volume sold, with the sale of over 430,000 cases in 2020. Our growth is fueled by the joint capabilities of our data-driven brand development strategy paired with a true omni-channel distribution network. Since March 2020, we have experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. Industry research and steady consumer demand lead management to believe that this is a permanent shift in consumer behavior. For example, a 2021 Sovos report assessing DTC wine shipment data concluded that the boosts in DTC wine purchasing relating to the impacts of COVID-19 will continue once the pandemic ends and may drive continued growth. Though we cannot guarantee that our historical growth rates will be indicative of future growth, we believe our balanced platform is well-suited to gain market share and drive meaningful long-term growth in the approximately $400 billion Alcoholic Beverages market. Winc’s mission is to become the leading brand builder within the alcoholic beverages industry through an omni-channel growth platform.
As product innovators focused on building durable brands that consumers love, we have developed a proprietary process, called Ideate, Launch and Amplify, that has allowed us to consistently produce quality wine brands in a capital-efficient fashion. We believe this process is unique within the Alcoholic Beverages industry. The key components of our brand building strategy are as follows:
Ideate:    The Winc digital platform is the starting point for our brand ideation process. Ongoing analysis of consumer data and ordering habits of our growing member base that consisted of approximately 120,000 members as of June 30, 2021 provides near real-time insights into shifting and emerging consumer preferences. For years we have been learning and constantly refining our understanding of the key signals coming from our consumer data that we believe have the greatest predictive power. We then combine those signals with an extensive review of industry data trends and qualitative inputs from our winemakers, sommeliers and creative team to discern the most compelling product opportunities for our development team to begin the brand-building process.
Launch:    After our team has delivered a target product from the Ideate process, we then design the brand and associated beverage formulation. With our asset-light outsourced production model, we produce initial inventories and prepare to launch the product on the Winc digital platform directly into our consumer base. We were able to take the last ten innovation projects launched into the DTC channel from initial bottling to receiving consumer feedback in under two months on average, compared to what our management believes is typically a feedback cycle of 6 to 12 months for traditional winemakers. Once our products begin to be sold on the Winc digital platform, we can quickly identify brands that are demonstrating strong initial traction using a variety of key data points, such as click-through metrics, consumer ratings and social listening and re-order rates. We aim to launch 8-10 innovation brands a year on the digital platform. For those brands showing breakout potential, we further test, refine and iterate in a rapid and capital-efficient manner before ultimately Amplifying the most promising brands to broader distribution.
Amplify:    With validation from consumers and proprietary sell-through data from our Winc digital platform, we aim to take one or two of the best performing new brands each year and Amplify them by scaling the new products across our high-volume omni-channel distribution platform. Our proprietary data enables us to better predict and validate demand prior to a broad wholesale launch, supported by extensive digital marketing. This both lowers the launch-related risk of our brands and allows for superior targeting capabilities, which we believe increases the attractiveness of our brands to wholesale distributors and retailers, both of whom are eager to add predictably high-velocity and profitable brands to their offerings.

We believe our Ideate, Launch and Amplify brand development process incorporates the “Best of the New” and “Best of the Old” aspects of Alcoholic Beverages brand creation in a truly omni-channel fashion. The “Best of the New” is highlighted by our data-rich DTC relationships via the Winc digital platform. This data is a critical competitive advantage that we use to help shape the ideation and development of our brands. Our digitally native roots also provide us with a strong core competency in digital marketing and data analytics that allows us to interact in a more targeted and direct fashion with end-consumers and Amplify brands in ways the legacy Alcoholic Beverages companies have yet to consistently utilize. Our “Best of the Old” strategy is encompassed by our appreciation of the value creation potential and durable power of proprietary brand development, as well as the scale benefits that can be achieved by leveraging the legacy wholesale distribution channel. Today, more than 90% of wine is still purchased according to the legacy three-tier system, which mandates a supply chain through which alcohol suppliers may sell only to wholesale distributors, wholesale distributors to retailers and retailers to consumers, unless selling through direct-to-consumer licenses.
The symbiotic relationship of “Best of the New” and “Best of the Old” is highlighted in the graphic below: The “Best of the New”, represented in yellow, highlights our ability to generate a direct connection with consumers that effectively pulls brands into retailers and wholesale distributors, while the “Best of the Old”, represented in black, highlights our ability to effectively partner with wholesale distributors and retailers to push and ultimately scale promising brands to consumers.
We view our omni-channel platform as highly complementary because it creates a positive feedback loop where incremental scale on either side of our platform begets scale and success on the other. This “Scale Begets Scale” dynamic allows the online and offline businesses to be self-reinforcing rather than competing. As our brand portfolio expands over time, we believe our DTC channel will become more desirable to existing and potential members who will have an increasing number of highly rated and more recognizable products to choose from each month. We believe over time this will lower our consumer acquisition cost, or CAC, improve retention rates and increase average order value, or AOV, thereby allowing us to take a larger share of our consumer’s wine-buying wallet. We expect the resulting growth in our DTC channel to provide us with increased scale and selling, general and administrative expense, or SG&A, leverage that will be used to reinvest in strengthening and better powering our data set, which we consider to be critical to driving innovation and effectively launching successful new core products into the wholesale channel. In turn, we expect this brand portfolio to further solidify our relationship with wholesale distributors, resulting in an expansion of retail accounts and shelf space with retailers and greater brand recognition on the part of consumers, which then strengthens our subscription offering, and the cycle continues. We believe that this increasingly powerful “Scale Begets Scale” dynamic provides us with a highly differentiated and strong competitive position within the rapidly evolving Alcoholic Beverages marketplace.
At one time, this omni-channel approach might have created the perception of a potential for “channel conflict” between us and wholesale distributors and retailers. However, we believe that our partners within the wholesale channel recognize that our Winc digital platform allows us to provide them with key data to help de-risk brand launches and increase the odds that our brands will become high performers on store shelves. Rather than disrupt the traditional wholesale distribution network, we consider our relationships with wholesale distributors and retailers to be more like strategic partnerships as we help them address the next generation of wine buyers with unique branding, digital marketing capabilities and de-risked brand launches.
Our Market Opportunity
At approximately $400 billion in sales within the United States in 2018, the Alcoholic Beverages category represents one of the largest total addressable market opportunities, or TAMs, in the entire consumer product goods, or CPG, landscape, far bigger than other leading sub-sectors, such as salty snacks, soft drinks, coffee and pet food. The attractiveness of the Alcoholic Beverages market is further enhanced by the highly recurring and frequent nature of product usage by consumers. A Wine Market Council survey of U.S. adults found that 54% consume wine at least once a week. Finally, leading Alcoholic Beverages companies have consistently reported among the highest profit margins within the broader CPG space. We believe this combination of market size, frequency of consumption and strong profitability makes the Alcoholic Beverages market a very attractive backdrop for us to pursue our open-ended platform development opportunity across other beverage verticals.
(1)
Statista, 2018

(2)
Speciality Coffee Association of America, 2015

The wine market can be further delineated into three distinct price point ranges: $9.99 or lower retail price per bottle, $10.00—$29.99 retail price per bottle and $30.00 or higher retail price per bottle. We call these three price bands Value, Premium and Luxury, respectively. In 2020, the Premium price band represented 262 million cases of wine, which was nearly 70% of the overall U.S. wine market and the fastest growing price point range from 2015 through 2020. Value, on the other hand, declined over the same period. While we plan to offer products across several price points over time, we have historically achieved our greatest success by focusing on the larger and more attractive Premium category. We believe this is due to consumer preferences for a well-regarded flavor profile, a strong brand and a reasonable price point. In our view, the Premium category is where we believe that meaningful scale can be achieved by a winemaker and it is also where we intend the vast majority of our wines will be positioned going forward.
U.S. Wine Volume Market Share by Price Band
Source: International Wine and Spirits Record (IWSR), 2020. Includes still, sparkling, fortified, light, aperitif and other wines.
In addition to our broad exposure to the highly attractive Premium segment of the wine category, we believe we are well positioned to benefit from two additional important trends that are currently re-shaping the Alcoholic Beverages industry:
First, from a demographic perspective, we believe the rise of Millennials and Gen-Z drinkers, whom we call “Next-Gen” consumers, has the potential to create a large shift in market-share across the entire Alcoholic Beverages industry, as demonstrated in the wine industry. Over the last 30 years, Baby Boomers and Gen X have driven wine consumption, with approximately 73% market share in 2020. Over the next five years, the demographics of wine drinkers are expected to continue to shift to Millennial and Gen-Z consumers who are developing new taste preferences, discovery patterns, consumption frequencies and price points. With 76% of our Winc.com members aged 44 or younger, and a branding strategy that strongly resonates with these younger consumers, we believe we are well positioned to capitalize on the rapidly evolving demographic shift taking place within the wine industry.

Source: Silicon Valley Bank : State of Wine Report, 2016.
Second, like many other sectors, the Alcoholic Beverages industry is experiencing a meaningful shift to online purchasing. This shift was accelerated by the COVID-19 pandemic, which drove increases in e-commerce spending within the Alcoholic Beverages category, one that has traditionally been slow to adopt change. As a result, online sales accelerated dramatically over the past eighteen months. The size of the DTC wine market in the U.S. as of the end of 2020 was measured by a 2021 Sovos report as $3.7 billion. However, we believe that the go-forward opportunity remains even greater, as Alcoholic Beverages remain meaningfully under-indexed relative to other CPG categories in-terms of overall e-commerce penetration. According to Information Resources, Inc., or IRI, and the International Wines and Spirits Record, or IWSR, in 2020, alcohol online penetration was only 1.6%, while CPG online penetration reached 7.8%. By 2024, it is forecasted that alcohol online penetration will reach 7.0%. While online alcohol penetration is low in comparison to CPG online penetration, the online penetration figure for alcohol in 2024 is significant because it supports our belief that alcohol will increase towards the penetration levels realized by CPG. Due to our digitally native roots and large current online presence, we believe we are well-positioned to capitalize on these shifting channel dynamics, as more and more consumers routinely discover and order their Alcoholic Beverages products online. Additionally, we believe the biggest winners in the industry will be those that most effectively create a highly synergistic omni-channel purchasing experience for their consumers.

Alcohol vs. CPG Online Penetration
Source: IRI, International Wine and Spirits Record (IWSR), 2020.
The Competitive Landscape
By incorporating the “Best of the New” and “Best of the Old” into our business model, we currently maintain a highly differentiated competitive position within the Alcoholic Beverages industry, as we sit squarely between the legacy shelf-focused brand developers and the newer breed of DTC online-focused wineries.
Legacy shelf-focused brand aggregators have historically built and consolidated brands over the course of many years with significant capital investments in physical assets, traditional brand marketing and M&A to create the scale necessary to become preferred partners to wholesale distributors, which in turn, has allowed them to maintain a dominant share of shelf space throughout the wholesale channel.
We firmly believe a true brand builder in the Alcoholic Beverages industry must become a scaled partner to wholesale distributors and retailers, and our aspiration is to become a Top-10 partner to the major wholesale distributors. However, we plan to accomplish this in a manner that is meaningfully different from legacy brand aggregators. First, we believe our unique and modern branding resonates particularly well with the faster-growing and younger generation of wine consumers, which are becoming an increasingly important demographic to the industry. Second, we believe the combination of data generated from the Winc digital platform, our direct relationship with consumers and our digital marketing expertise materially de-risks wholesale brand launches and enables more effective targeting than more traditional branding and marketing techniques. Third, our asset-light production model is far more capital-efficient and dramatically reduces time to market for potential break-out brands, as compared to legacy shelf-focused brand aggregators. Finally, we have found that wholesale distributors and retailers greatly value the additional insights we bring them from our broader data set, which allows them to better understand emerging trends in the rapidly evolving Alcoholic Beverages market.
In stark contrast to our efforts to become a critical partner to wholesale distributors and retail chains that are seeking to effectively reach the next generation of wine consumers, many online-only wineries with a DTC subscription model have made a strategic decision to completely bypass and disintermediate the traditional wholesale distribution channel. We believe this is a less scalable business model with a substantially smaller TAM.
Our goal is to serve all Alcoholic Beverages consumers across all available distribution channels, whether they choose to purchase product in a store, in a restaurant or online. We believe this is best accomplished by building a large portfolio of durable brands that successfully scales through a true omni-channel distribution platform.
Competitive Strengths
Highly Innovative, Differentiated and Repeatable Brand Development Strategy—We have demonstrated a consistent ability to use our Ideate, Launch and Amplify framework to launch multiple brands that resonate with consumers and remain on strong upward growth trajectories. Since January 1, 2016, we have released five brands that, based on their success in both the DTC and wholesale channels, we consider to be part of our core brand offering today, with two of those being released in the past three years. These five core brands have been Amplified in the wholesale channel, representing approximately 24 % of our net revenues for the fiscal year ended December 31, 2020 and 53 % year over year core brand net revenues growth from 2019 to 2020. Each of our current core brands has individually generated more than $1.0 million in net revenues through the DTC channel and more than $0.5 million through the wholesale channel in the last 12 months, and we believe has the potential to continue to grow sales through the wholesale channel. We aim to Amplify one or two additional brands each year with similar revenue and growth profiles in both channels from 8-10 innovation launches, which we believe is achievable based on our track record of success. As our digital consumer base continues to grow and our processes and data analytics capabilities are further refined, we anticipate building a larger portfolio of brands that will be marketed broadly both throughout the wholesale channel, as well as on the Winc digital platform. We believe this proven ability to successfully launch brands in a repeatable and predictable fashion is a core competency for us and a durable competitive advantage.
Barrier to Entry Created by Extensive Portfolio of Owned Brands—We have successfully launched and grown multiple highly rated and award-winning wines. Summer Water, Lost Poet, Wonderful Wine Co., Chop Shop and Folly of the Beast form the focus of our portfolio, comprised of a strong and diverse collection of wine brands, our net revenues from our core brands grew by approximately 53% from 2019 to 2020. Collectively, we have won multiple awards, including Summer Water as #56 on the Top 100 wines of 2020 by Wine Enthusiast.
As evidenced in the table below, once a wine brand achieves scale, it generally maintains or grows market share for an extended period time. Therefore, we believe, in aggregate, a growing portfolio of core brands can provide us with a highly recurring revenue stream and SG&A leverage from our cost structure to enable continual reinvestment in our brand development strategy and distribution expansion. A large portfolio of successful wine brands also provides us with critical scale advantages that we believe will strengthen our relationships with wholesale distributors and retail chains. Finally, we expect that a large and increasingly well-recognized portfolio of top wine brands will enhance the Winc digital experience, thereby strengthening multiple key performance indicators, or KPIs, for our online business. Scale begets scale and it all starts with a strong core portfolio of owned brands.

Low Turnover in Top 15 Wine Brands in the US 2015 and 2019
Source: 2020 Wine Handbook, Beverage Information Group.
Attractive Return on New Product Development—We believe our brand development framework allows us to Ideate and Launch brands in a rapid and capital-efficient fashion. In 2019 and 2020, we spent an average of approximately $270,000 per brand to develop and launch new brands. On average,the brand level gross profit from new brands has typically exceeded this initial brand investment in eight months, regardless of whether it is eventually Amplified into the wholesale channel and becomes a core component of our ongoing portfolio. We believe this ability to quickly recoup initial investments by selling newer brands through the Winc.com subscription site helps minimize financial risk associated with new product launches. Moreover, when a potentially higher performing brand is identified, we believe it has the opportunity to become a core brand in our portfolio, with appeal across both DTC and wholesale channels, and represent greater long-term return on invested capital. Each of our core brands currently generate between $1.0 million and $10.0 million in annualized revenues, and in 2020 collectively generated approximately $15.4 million in net revenues, with gross margins averaging approximately 40%.
For the year ended December 31, 2020, our five core brands generated gross profits there were on average 4.6 times greater than the average per-brand development cost of $270,000. Our largest brand, Summer Water, generated a gross profit that was 9.9 times greater than the average per brand development cost of $270,000, and a cumulative gross profit since its launch in 2016 through the end of 2020 that was 32.1 times greater than the average per brand development cost. Even our weakest innovation brand in 2020 still generated a gross profit that was 1.3 times greater than the average development cost of $270,000.

(1)
Development costs include the addition of the prior 3 months of internal G&A that were directly involved in the development and launch of the product into market.

(2)
Innovation projects are defined as new brands and/or varietal extensions of existing brands that recorded their first sales in either 2019 or 2020 and received dedicated internal resources during their development.

As evidenced by our return on our core brands to date, we believe our brand development framework and portfolio management strategy represents a repeatable process that allows us to generate attractive returns on successful brand launches while minimizing the financial risk associated with new product launches. We believe we have the opportunity to continue to improve on these returns on investments in new products as our omni-channel distribution platform continues to scale with a growing number of Winc.com members and on account of a larger physical retail account presence in the wholesale channel.
Uniquely Scaled Data and Analytics Capabilities—We collect a wealth of proprietary data from the approximately 120,000 monthly members, as of June 30, 2021, on Winc.com providing over 4.3 million ratings of our wines. We use this data, which includes click-through rates, re-order frequency, consumer feedback and additional metrics to help shape our brand development process, optimize the Winc.com consumer experience and collaborate effectively with wholesale distributors.
However, it is not the data alone that provides us with such a differentiated competitive position, but rather the seven plus years of experience our team has had to optimize the key signal values coming from all this data. It has been a constant learning process that has increasingly deepened our understanding of how to best translate the raw data coming from Winc.com into effective brand development strategies and eventually success in the wholesale channel. We believe that the difficulty of replicating years of constant learning, iteration and improving analytic processes around this accumulating data set, along with the actual data itself, reflects the source of our data-based competitive advantage.
Global Access to Raw Materials and Dynamic Supply Chain—Due to our outsourced production model, we are not reliant on any one vineyard or geographic region to source raw material for our brands. As a scale producer, we are able to procure high quality grapes and raw materials from an ever-growing list of sources and create a supply chain that is both deep and diversified. The depth of our raw material procurement abilities has allowed our winemakers to be very creative in their winemaking formulation and enabled our top brands to scale without significant constraint. Finally, it allows us to manage inventory in a highly capital-efficient fashion. We believe this dynamism represents a meaningful strength in comparison to a more traditional asset-heavy winery built around a finite set of vineyards in one geographic region.
Rapidly Expanding Omni-channel Distribution Network—With approximately 120,000 Winc.com members, as of June 30, 2021, and a rapidly growing wholesale presence that serviced over 7,700 retail accounts in 2020, we have established a resilient and differentiated omni-channel distribution network. Our plan is to continue to grow both the Winc.com member base and expand our wholesale presence to at least 50,000 retail accounts in the next five years.
In our view, a key driver of success in our industry is an ability to synergistically pair proprietary brands that excite consumers with extensive omni-channel distribution. While there are thousands of small wineries in the United States, the vast majority lack the necessary distribution to achieve broad recognition of their brands through the wholesale channel. A lack of extensive distribution is the key barrier to scale for any small or emerging wine brand.
We are now well down the path of building a fully scaled omni-channel distribution network that will allow us to fully Amplify our brands, both online and offline, to maximize their financial impact, reach more consumers and maximize brand awareness. As described in our “Scale Begets Scale” strategy, as our DTC channel expands, we expect that we will have increased opportunities to innovate and market new products. Likewise, as our wholesale business scales, we believe that when we launch brands validated through our DTC channel, the brands will scale much more quickly in the wholesale channel. We view this self-reinforcing relationship as an enormous competitive differentiator in the highly fragmented wine industry, where many producers are destined to remain sub-scale due to a lack of distribution in both channels.
Self-Reinforcing Benefits from Omni-Channel Strategy
Growing Scale with Key Wholesale Distributors and Retailers—Historically, there has been little turnover of top suppliers to the industry’s key wholesale distributors, as scaled brand aggregators and the largest wholesale distributors tend to become entrenched partners. To become a key partner to these critical wholesale distributors and fully capitalize on the growth opportunity presented by the legacy distribution system, we intend to continue presenting key wholesale distributors and retailers with a broad portfolio of differentiated brands that we believe will resonate strongly with consumers based on extensive testing and data analysis through the Winc.com site. We believe our wines are attractive to wholesale distributors due to: (1) the uniqueness of our branding, which resonates strongly with the increasingly important younger average wine drinker; (2) the data-backed evidence of demand for our wines; and (3) superior targeting capabilities due to our data analytic and digital marketing expertise. As sales grow and we expand our portfolio of brands with success across both DTC and wholesale channels, we would expect our relationship with key wholesale distributors to also grow and expand. Once we reach our goal of becoming a top ten wine supplier to the wholesale distributors, these critical relationships become a strong differentiator and large competitive moat for us by helping us grow and maintain shelf space throughout the entire retail landscape.
Attractive Financial Profile Enables Reinvestment to Drive Growth—We believe the recurring nature of our subscription driven DTC revenues, relatively high gross margins and our asset-light business model provide us with sustainable competitive advantages to reinvest in brand building, marketing, consumer acquisition and distribution expansion. Our view is that a strong underlying financial profile that produces SG&A leverage to invest in building scale is critical to our long-term success. Key differentiators of our financial model are as follows:
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Recurring Nature of Revenues—We believe the stickiness of wine brands that achieve scale, high frequency usage patterns of Alcoholic Beverages consumers, recurring subscription-based revenues at Winc.com, as well as durable relationships with key wholesale distributors and retailers will enable us to grow steadily over time.

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Attractive Gross Margins within the CPG Industry—Alcoholic Beverage gross margins tend to be well above average when compared to the broader CPG industry. Industry constituents we surveyed had gross margins of 47.0% for the years ended December 31, 2020 and 2019, and our gross margins were 40.7% and 42.3% for those same periods. In comparison, the S&P 500 Consumer Staples Index had gross margins of 29.5% for the years ended December 31, 2020 and 2019, according to S&P Capital IQ. This allows us to disproportionately invest in growth over the near and intermediate-terms, which we believe will increase our operating margins through SG&A leverage as we continue to scale.

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Asset-Light Business Model and Flexible Supply Chain—Our dynamic supply chain and outsourced production model allow us to use SG&A leverage to invest Gross Profit dollars into building brands. It also allows us to satisfy inventory needs in a more predictable and lower-risk fashion than more asset-heavy legacy wineries.

First-Class Management Team and Organizational Structure Built for Brand Innovation—Our management team consists of brand-building specialists and operators with broad experience across the CPG industry, experienced winemakers and proven marketing professionals. Over the past several years, this team has demonstrated an ability to develop a high-growth DTC subscription platform and successfully launch a strong portfolio of wine brands into the wholesale channel with speed and scale in a repeatable fashion.
While we believe these factors will contribute to further growth and success, we cannot assure you that the market or demand for our products will continue to grow as we anticipate or that we will be able to achieve or maintain profitability in the future. For example, beginning in March 2020, we saw an increase in DTC demand, primarily, we believe, as a result of purchases arising from more consumers working remotely during the COVID-19 pandemic and thus, spending more time at home and the unavailability of public venues. If remote work conditions end, more public venues reopen and consumers spend less time at home, our members may elect to purchase fewer products or may elect to purchase products from traditional brick and mortar stores rather than from our website, which could materially and adversely affect our business and results of operations.
If we are unable to accomplish these goals or grow our presence in both DTC and wholesale channels, our business could suffer. We have historically been dependent on a combination of debt and equity financing to fund our operations, we have incurred net losses each year since our inception and we may not be able to achieve or maintain profitability in the future.
Growth Strategies
New Brand Development and Portfolio Optimization—The primary driver of our long-term growth strategy is our ability to consistently and predictably build innovative new products that, in aggregate, become a leading portfolio of owned brands in the Alcoholic Beverages industry. The expansion and optimization of this portfolio remains a key enabler of all our other growth strategies.
Drive Efficient Online Consumer Acquisition at Winc.com—Winc.com is unique in that our leading wine subscription platform is not only designed to delight consumers, but also bring critical information that delivers strategic value to our brand-building efforts. As a result, Winc.com is a key pillar in our broader omni-channel distribution strategy but because online consumer acquisition is not our primary driver of long-term growth, we plan to remain highly disciplined in managing our online marketing initiatives, as demonstrated through CAC. We believe this strategy allows for high returns on consumer acquisition and short payback periods. Our disciplined approach has allowed us to achieve an average LTV/CAC ratio of in excess of 3.0x when observing the 2014-2016 cohorts, which provides data to calculate this on a 5-year historical basis. Furthermore, on a nearly 5-year historical basis, our 2017 cohort has demonstrated an LTV/CAC ratio in excess of 4.0x to date, as of May 1, 2021. More recently, consumers in our 2020 cohort have already demonstrated a return of 2.3x LTV/CAC in the first year since consumer acquisition and 2.6x on a fully-aged basis, as of May 1, 2021. By increasing wholesale penetration and continuing to provide new products, we also aim to improve the retention rates and AOVs through a variety of digital analytic and marketing strategies. However, our core belief is that over time, the best and most sustainable way to retain members, and expand their purchases on our site, is to develop the strongest possible core portfolio of widely recognized, differentiated and well-loved brands and make them available on Winc.com. We believe this strategy will result in improved CACs and AOVs as well-recognized brands will draw consumers to the Winc.com site in a more organic fashion, improve the likelihood that they will remain members and increase AOVs as we take a larger share of their Alcoholic Beverages buying wallet.
Multiple Levers for Wholesale Expansion—We believe our opportunity to expand in wholesale is multi-faceted, with several key levers to drive outsized growth:
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Wholesale Retail Account Expansion: Our goal is to leverage our relationship with national and regional wholesale distributors to meaningfully expand our retail accounts from 7,700 retail accounts serviced in 2020 to over 50,000 retail accounts in the next five years. Recent wins with shelf-space at large chains, such as Target, Walmart, Total Wine and Spirits, Kroger and HEB, as well as strengthening relationships with key wholesale distributors has increased our confidence in an accelerated path to our retail account growth targets.

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New Brands Drive SKU Growth: We plan to capitalize on our ability to develop brands that consumers love in an effort to capture more shelf space with additional stock keeping units, or SKUs, at each retail location, which should grow revenues per retail account.

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Increase Shelf Velocity: We plan to continually Amplify and market our core brand portfolio on an ongoing basis to drive sell-through and increase shelf velocity. Additionally, we expect relationships with last-mile delivery providers such as Amazon Prime, GoPuff, Instacart and Drizly will help to continue to increase wholesale channel velocity.

Adjacent Category Expansion—We plan to expand our TAM by creating new innovative products that are closely adjacent to our current wine product offerings, such as Saké, Prosecco and ready to drink wine cocktails. We also believe that our unique, omni-channel platform could be applied to entirely new categories, such as spirits, beer and non-alcoholic celebratory beverages, significantly increasing our addressable market. Our goal is to create the broadest possible portfolio to maximize our exposure to the approximately $400 billion U.S. Alcoholic Beverages market. We believe our Ideate, Launch and Amplify brand development process can be leveraged into these other targeted categories in a seamless fashion.
Growth through Acquisitions in Highly Fragmented Markets—In addition to organic growth of our brand portfolio and distribution scale, we believe we will have opportunity to grow through acquisitions. Per the SVB 2020 State of the U.S. Wine Industry report, more than half of all small wineries have expressed an interest in engaging in M&A over the next several years as an exit opportunity. While our growth and success are not contingent upon future acquisitions, we are constantly evaluating acquisition opportunities and believe our organization is positioned to Amplify any brands we acquire by providing digital marketing expertise and a national wholesale distribution network to accelerate growth and improve a potential target’s existing business.
In May 2021, we purchased certain assets of Natural Merchants, Inc., an international wine importer and leading purveyor of natural, organic, biodynamic and vegan wines from around the world. Initial consideration for the transaction consisted of $8.3 million in cash and 71,428 shares of our Series F redeemable convertible preferred stock. The purchase agreement also provides that the seller may receive additional consideration, if earned, in the form of performance earn-out amounts in the aggregate of up to $4.0 million in cash contingent upon achieving certain performance targets during 2021 and 2022 (up to $2.0 million of additional consideration in each year).

Despite our confidence in our products and growth strategy, we cannot guarantee that our historical success will be indicative of future growth. For example, the COVID-19 pandemic has significantly accelerated consumer adoption of a wide variety of at-home delivery services, including in the Alcoholic Beverages sector. Since March 2020, we have experienced a significant increase in DTC demand due to changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders and other restrictions placed on consumers through out much of the United States in response to the COVID-19 pandemic. Industry research and steady consumer demand lead management to believe that this is a permanent shift in consumer behavior. For example, a 2021 Sovos report assessing DTC wine shipment data concluded that the boosts in DTC wine purchasing relating to the impacts of COVID-19 will continue once the pandemic ends and may drive continued growth.
Our Products
Our Portfolio of Core Brands
Summer Water, or SW—Launched first as a DTC product, Summer Water gained national acclaim without presence in the legacy wholesale channel. Since launching in the wholesale channel, it has continued to scale by achieving high velocity and becoming the #7 best-selling pure play rosé brand in the United States. Cases of Summer Water sold increased from approximately 29,000 in 2019 to approximately 45,000 in 2020, representing year-over-year growth of 55%. As the brand has scaled, quality continues to improve as new vintages achieve higher ratings by our members. SW is a nationally recognized brand, ranking #56 on Wine Enthusiast’s top 100 Wines of the Year in 2020 and reaching 75,000 cases of production in 2020 with a single SKU. SW generated approximately $4.3 million in net revenue in the six months ended June 30, 2021. New line extensions include a chilled red “Keep it Chill”, 187 milliliter single serve “Droplets” and “Bubbly” a sparkling rosé.
Wonderful Wine Company, or WWC—Despite being launched during a challenging COVID-19-impacted market, WWC achieved immediate traction with consumers and sold approximately 17,000 cases in 2020. A digital-first strategy built brand awareness rapidly and gained the interest of national retailers, such as Walmart, where the brand launched in the second quarter of 2021 and generated approximately $1.9 million in net revenue during the six months ended June 30, 2021. The brand was the result of proprietary data and insights from our DTC consumers. We expect this “better for you, better for the world” brand platform will see additional releases in environmentally sound Tetra and three-liter box formats this year.
Lost Poet, or LP—The raw material (wine) in LP is our highest-rated red blend with nearly 105,000 ratings in addition to being rated in the top 3% of the world by Vivino in 2017 and has seen increasing ratings ever since. While the high quality of the wine was validated by our DTC consumers, we did not have a scalable brand. To reach a key shopper profile for our retailers, we crafted a brand and marketing strategy to target younger female consumers by partnering with Atticus, a best-selling author and Instagram poet. The highly successful re-launch quickly achieved national press, influencer pick-up and a placement with Target. Our digital approach creates unique opportunities to develop best-in-class products and become a strategic partner in expanding the wine category with their high-value consumers. Cases of Lost Poet sold increased from approximately 5,000 in 2019 to approximately 14,000 in 2020, a 170% year-on-year growth and the brand generated approximately $0.6 million in net revenue in the six months ended June 30, 2021.
Folly of the Beast, or Folly—Our award-winning winemaker Ryan Zotovich, applied his luxury winemaking experience to create uncompromising value in this under $20.00 Pinot Noir. Folly delivers a fresh and bright style favored by younger consumers, having been ordered by approximately 147,000 distinct users. In addition to receiving 93 points from Tasting Panel, Folly is our best-selling and highest rated Pinot Noir that continues to scale in wholesale. The brand includes small-lot single vineyard bottlings from some of the top Pinot Noir vineyards in California and a recently launched Chardonnay. Folly generated approximately $2.0 million in net revenue in the six months ended June 30, 2021.
Chop Shop, or Chop—We positioned Chop as the perfect pairing for America’s favorite culinary past time, BBQ. A favorite of our consumers with a 4.14 rating out of 5.00 and over 145,000 reviews, Chop continues to scale across channels generating approximately $1.4 million in net revenue in the six months ended June 30, 2021.
Case Volume Growth by Brand
Our Portfolio of Non-Core Brands
Cherries and Rainbows—Low-sulfur winemaking has historically been an attribute of the small and fragmented natural wine scene. Our product team worked diligently to perfect high-quality, low-sulfur winemaking at scale before launching. The delicious flavor, low-sulfur and contemporary branding have contributed to this brand’s rapid rise first with Whole Foods and now with HEB. Initially launched as a red wine, the brand’s success led to our extension of the line to include a white wine. The use of our DTC channel to test consumer receptiveness to the white wine extension exemplifies our Ideate, Launch, Amplify brand building strategy. The consumer feedback we have received from our DTC channel and early wholesale channel traction lead us to believe that Cherries and Rainbows will become a core brand over the coming years.
Organic and Sustainable Wines—Internal data indicates that organic and sustainable wines are of growing importance to younger consumers. While the global organic wine market is in its infancy, it is projected by TechSci Research to grow at a compound annual growth rate, or CAGR, of 12% through 2025. This emerging preference is confirmed with the success of our brands, such as WWC and Cherries and Rainbows. Additionally, through the purchase of certain assets of Natural Merchants, Inc., we have introduced an organic Top-100 Wine Enthusiast brand into our portfolio and established supplier relationships with prominent family-owned organic specialists. We believe that our digitally native model will help us increase our access to organic suppliers, providing data-driven insights to create healthier beverages for the future.
Anchor Portfolio—Our asset light production model allows for continual optimization around our consumers tastes and preferences. Each year our wine team seeks to improve our DTC experience through a globally diverse and constantly improving selection of over 100 wines.
New Products
Our innovation pipeline broadens the platform and expands on its already large total addressable market. The primary focuses for our product expansion are collaborations, line extensions, new categories, and new formats. Each new launch allows for targeted marketing and provides potential incremental value to both the online and offline channels.
Line extensions—Leveraging the brand equity and consumer base of our core brands creates an opportunity for increase in share and growth.
New brands—The fast-to-market and capital-efficient elements of our platform creates an opportunity to continually innovate within traditional categories to assess breakout potential.
Saké—We are planning for our first launch into an adjacent category to be with saké, a category that is extremely fragmented. We believe market opportunity exists for a category leader in the U.S. market. We intend to test and iterate in the DTC channel on blends, styles and brand identities in the fourth quarter of 2021 with the data and feedback from our consumers influencing the final product.
Ready to Drink Cocktails—Our innovation pipeline includes formulations and brands to address this rapidly expanding market opportunity with our unique omni-channel strategy and capabilities.
Alternative Packaging Formats—Younger consumers are driving packaging innovation in the wine space. Portability, convenience and environmental impact are key drivers in this innovation. Cans, Tetra, Box, Bag and PET (polyethylene terephthalate) are currently in development.
Spirits and Beer—As the digital landscape continues to evolve and younger consumers purchase across categories and the digital landscape, we are uniquely positioned to successfully expand into other categories within the Alcoholic Beverages industry.
Non-Alcoholic Celebratory Beverages—Our first non-alcoholic wine launched in 2021 and we see expansion opportunities existing in non-alcoholic and functional beverages.
Despite the success and growth of our brands we have experienced to date, we will need to continue to convince consumers and wholesalers of the quality of our products in order to reach our growth potential and achieve and sustain profitability. If more public venues reopen and consumers spend less time at home, we may face increased challenges in expanding our DTC channel, which could materially and adversely affect our growth potential. If we fail to achieve adequate growth or establish adequate brand recognition, and our business could suffer.
Company History
Winc (formerly Club W) launched in 2011 with the goal of making discovering great wine easy. The company’s founders set out to create a model that catered to a broad audience to curate and personalize the process of buying and enjoying wine. Under the guidance of winemaker, sommelier and Co-Founder Brian Smith, Club W transitioned to producing fully proprietary products in 2014. Club W rebranded as Winc in 2016. The rebrand was not only a reflection of the company’s past transition into fully proprietary products, but the company’s expansion beyond its successful online membership. As consumers were beginning to foreshadow our most successful products through their proprietary data, our wholesale channel was launched in late 2015. Over the past six years, we have continued to focus on building its portfolio of brands that are helping to scale both the DTC and wholesale channels.

Omni-Channel Platform
DTC Subscription

Winc
Hi Christina
We pulled some wines off the shelf that we think you'll really like. Take a look.
LES BOBOS
SUMMER WATER
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thirsty is no way to live.
Winc

Winc.com is our online platform that provides an authentic brand experience for our consumers while driving engagement and also providing feedback for future product development. We had 138,599 members as of December 31, 2020, up 94% from 71,370 the year prior. We acquire consumers through a mix of paid and non-paid advertising. Our paid advertising may include search engine marketing, display, paid social media and product placement and traditional advertising, such as direct mail, television, radio and magazine advertising. Our non-paid advertising efforts include search engine optimization, non-paid social media, e-mail and SMS marketing.
Our online process helps guide consumers towards a discounted first purchase, typically consisting of a four-bottle order and then encourages consumers to sign up for a Winc.com membership. Our membership is a subscription where members are charged a set monthly amount and then given credits, which can be used at any time to purchase products on Winc.com. Unused credits roll over each month and never expire. This credit model allows us to collect predictable revenue monthly from our consumers, while allowing our consumers the flexibility of ordering wines they want when they need them.
In addition to being the main revenue driver for the company today, we believe our DTC platform provides strategic benefit to our entire ecosystem. Through the Winc.com shopping experience, members have the option of selecting from our curated recommendations or purchasing products of their choice. After each purchase, members are encouraged to rate their wines in order to improve their recommendations in the future—this direct consumer connection allows us to collect data on our products and unlock unique consumer insights that then help to improve our ability to market and sell through alternative channels. It also allows for an improved experience for our consumers, helping to increase the value of our offerings to them through personalized recommendations.

Wholesale
In the United States, the sale of wines and alcoholic beverages is regulated by the Alcohol and Tobacco Tax and Trade Bureau (TTB) and is either subject to the government-mandated three-tier system or can be sold directly to consumers through our DTC channel, subject to other Alcoholic Beverages rules and regulations. We historically have sold through our DTC channel, but increasingly we are selling through the three-tier system, which establishes three categories of licensees: the producer (the party that makes the wine), the wholesale distributor (the party that buys the wine from the producer and then sells to the retailer) and the retailer (the party that sells the wine to the end consumer). In this framework, we act as the producer in our wholesale channel, selling our products to distributors who in turn contract directly with retailers. We assess our wholesale breadth by looking at locations sold, velocity and total SKUs per retail account.
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As a result of our relationship with wholesale distributors, in 2020 we are able to distribute across all 50 states and have serviced over 7,700 retail accounts and seven countries.

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Wholesale distributor accounts are split between on-premise and off-premise retailers. Of the over 7,700 retail accounts serviced in 2020, over 5,000 were for off-premise consumption (grocery stores, wine shops and liquor stores) and over 2,500 were on-premise consumption (restaurants, bars and other venues).

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In 2020, we sold approximately 100,000 cases of wine through our wholesale channel to these collective off-premise and on-premise retailers, and as of June 30, 2021, we have already sold           cases of wine for the year to date.

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Our largest retail accounts through distributors on a trailing 12-month basis as of June 30, 2021 are Whole Foods, the Pennsylvania Liquor Control Board, or PLCB, the Liquor Control Board of Ontario, or LCBO, Albertsons, Fresh Market, Target, Binny’s and HEB. Under the three-tier system, our retail accounts are managed through our distributors, and we do not maintain any direct contractual relationships with those retailers.

Our typical agreements with distributors generally have a term of approximately five years and can be terminated by the distributor for any reason upon advance notice or by either party if the other party is in breach, though the laws and regulations of several states prohibit changes of wholesale distributors except under certain limited circumstances, which makes it difficult to terminate a wholesale distributor for poor performance without reasonable cause as defined by applicable statutes. Distributors purchase products from us at prevailing prices in the applicable territory.
As a result of the COVID-19 pandemic that took place during the majority of 2020, on-premise wine sales for the wine industry in the United States decreased according to International Wine and Spirits Record, going from 20.4% of total sales in 2019 to 7.1% in 2020. Off-premise, on the other hand, increased from 79.6% of total sales in 2019 to 92.9% in 2020 as a result of quarantining and restaurant shut-downs.

Further expanding our potential for wholesale, as well as our DTC sales, is the potential for M&A in the highly fragmented winery industry. As of January 2021, per Wine Vine Analytics, the number of wineries in the United States reached 11,053, a 4.9% CAGR since 2015. Wines Vines Analytics estimates that 97% of those wineries are small wineries (defined as less than 50,000 cases per year). Additionally, per the SVB 2020 State of the U.S. Wine Industry report, more than half of all small wineries have expressed an interest in engaging in M&A over the next several years as an exit opportunity, representing a tremendous opportunity for consolidation of brands that have market fit, but who lack the relationships in wholesale to scale effectively. We believe this opens up attractive acquisition opportunities for us in the future.
Retail Accounts
Retail account growth is a key metric for our continued growth in wholesale as it is a measure of how widely our products are distributed. We began building our business with independents and have expanded to find increasing success in regional and national retail accounts. From 2019 to 2020 we grew from over 4,700 to over 7,700 retail accounts delivering a 63% increase. This is still a relatively small footprint when considering the universe of potential retail accounts which leaves a large addressable market. Continued investment in the wholesale sales team will strengthen our ability to service a growing retail account base. Lastly we believe future growth will be accelerated by new core brands and acquired brands with existing significant retail account bases.
Average Sales Velocity
Sales velocity, which we define as sales per point of distribution, is an important metric that measures how well our products sell when on the shelf. In 2020 our average sales velocity in the channel was 4.27 cases per retail account per year per SKU. We believe that the trial, storytelling and digital marketing in the DTC channel creates awareness for our brands even in early stages of distribution. This awareness along with eye catching brands and highly rated wines at high velocity price points all contribute to velocity.
Stock Keep Unit or SKUs per Retail Account
High velocity brands with an expanding retail account base create future opportunities for additional SKUs to find shelf space within each existing retail account. We believe that continuing to expanding our core portfolio and increasing the number of SKUs carried by each retail account will allow us to increase wholesale revenue over time.
Sales & Marketing Strategy
DTC Consumer Metrics
Throughout our history, we have maintained a disciplined, data-driven and returns-based focus on the deployment of marketing dollars to grow our consumer base and acquire new members. We have a well-diversified mix of consumer acquisition channels that has allowed us to scale while acquiring consumers at a profitable rate. We also offer a strong value proposition through our portfolio of brands and digital experience that drives consumer loyalty, retention, and consumer lifetime value. Management targets a 3.0x LTV/CAC ratio over five years and 1.0x return on CAC within the first twelve months following consumer acquisition. Our disciplined approach has allowed us to achieve these targets over the past five years. We believe we are well-positioned to expand our DTC business and continue to drive sustainable growth by executing on the following consumer acquisition and retention strategies:
Consumer Acquisition
Our business performance depends, in part, on our continued ability to cost-effectively acquire new consumers within our DTC channel. We define consumer acquisition cost, or CAC, as performance and marketing expense attributable to consumer acquisition less the gross profit from gift card sales, divided by the number of new members that have signed up to participate in the Winc.com membership program for that same period.

Loyalty & Retention
We intend to drive continued revenue growth on the Winc.com platform by enhancing our consumer value proposition and increasing loyalty and consumer retention. Our consumers have shown they love to explore new products and as we introduce additional brands to our platform, we believe the value proposition will increase and further drive retention. Continued improvement of our digital product and use of data science to draw insights from our millions of website data points will allow us to eliminate friction in the shopping experience, improve our personalized product recommendations, and build on our portfolio of brands that our members know and love. We have observed historical success in these strategies that have led to increases in consumer lifetime value and average order values over the last several years, and we believe those trends will continue with further product innovation and enhancement of the digital product.
Our continued success depends in part on our ability to retain, and drive repeat purchases from, our existing consumers. We monitor retention across our entire DTC consumer base. Our goal is to attract and convert visitors into active consumers and foster relationships that drive repeat purchases. Newly acquired consumers frequently make one or more repeat purchase in the same year, which is supplemented by the embedded growth from prior-year cohorts’ consumers who continue to purchase from us. We expect the percentage of net revenues from repeat consumers to increase in the coming years as we look to maintain our high month over month retention rate. In 2020, we exhibited an 89.6% average monthly consumer retention rate, defined as consumers who bought in one month and made a subsequent purchase in the following month, which we believe reflects our ability to retain our consumers through differentiated product offerings and a customized consumer experience. We believe that the development of differentiated product offerings, community-driven brands and customized digital consumer experience leads to higher retention rates among repeat users.
Consumer Lifetime Revenue
We define consumer lifetime revenue, or LTR, for any member or group of members as of any date, as the total revenue generated from each member or group of members as of such date on the Winc digital platform. Revenue is generated through purchases of product from the digital platform as well as unused membership credits. We have been able to increase subscription LTR with continued investment in our brand portfolio and overall shopping experience, with 2019 and 2020 outperforming earlier year’s cohorts in their respective periods. The general trend of Cohort LTRs has been up over the past five years.
Consumer Lifetime Value
We define consumer lifetime value, or LTV, as the total gross profit generated from each member on the Winc digital platform on a 5-year historical basis, adjusted for any unused credit breakages. To determine the total gross profit generated from each member, we reduce our revenue for any unused credit breakages, multiply each month of revenue by the associated average gross margin percentage generated in

2020, then sum the dollar values on a cumulative basis. To properly account for gross margin differences between the discounted initial purchase and subsequent months, we multiply the average 2020 gross margin percentage from initial discounted purchases to the first month of revenues and the average 2020 gross margin percentages from such segment purchases to the revenues from all subsequent months. This means our DTC gross margin percentage in our segment analysis, which does not distinguish between first purchases and subsequent purchases, may not correspond directly with the gross margin percentages used here.
Consumer Lifetime Value / Consumer Acquisition Cost (LTV/CAC)
Our disciplined approach has allowed us to achieve an average LTV/CAC ratio of in excess of 3.0x when observing the 2014-2016 cohorts, which provides data to calculate this on a 5-year historical basis. Furthermore, on a nearly 5-year historical basis, our 2017 cohort has demonstrated an LTV/CAC ratio in excess of 4.0x to date, as of May 1, 2021. More recently, consumers in our 2020 cohort have already demonstrated a return of 2.3x LTV/CAC in the first year since consumer acquisition and 2.6x on a fully-aged basis, as of May 1, 2021. We aim to target a 3.0x LTV/CAC ratio on a 5-year historical basis for future performance. Despite this track-record of recent success, we aim to target a 3.0x LTV/CAC ratio for future performance.
DTC Strategic Summary
Because the Winc.com DTC segment is but one segment of our overall growth and brand-building strategy that should also benefit from strong wholesale growth, we have made the strategic decision to be very disciplined around consumer acquisition cost and maintain a strong returns-based focus for our DTC segment versus an overly aggressive growth-based focus, regardless of cost. This will be particularly important during periods when industrywide consumer acquisition costs are rising rapidly. We also believe our ability to build a broad portfolio of core brands, that benefit from substantial brand recognition and consumer loyalty due to their extensive retail shelf presence, will organically support, if not enhance several key DTC success metrics over time. This disciplined capital allocation philosophy is a key differentiator for us versus many DTC-only competitors in the Alcoholic Beverages industry.
Wholesale Sales growth
Our wholesale sales force is composed of team members across the United States focused on expanding our retail account base and increasing our sales velocity in chain, on-premise and off premise retail accounts. Our wholesale portfolio is sold in all 50 states and multiple countries. In 2020, we sold to over 7,700 retail accounts, more than 63% growth from 2019, and during the twelve months ended June 30, 2021, we serviced more than 10,700 retail accounts. With an addressable market of more than 500,000 licensed retail accounts within the United States alone, there is ample opportunity for further expansion.
In addition to expanding the overall number of our retail accounts, we also expect to be able to increase the number of cases we sell per brand in our existing retail accounts given success we have had to date selling through wholesale distributors and retailers. Growth in wholesale is furthered by the expansion of SKUs that we will be able to offer to wholesale distributors and retailers. With each subsequent brand that demonstrates traction in both our wholesale and DTC channels, we believe we will continue to acquire shelf space share in these retailers. The opportunity to scale our SKU count will occur as we find brands that complement our current core brands—Summer Water, Folly of the Beast, Lost Poet, Wonderful Wine Co. and Chop Shop. We will launch new innovative brands through our Ideate, Launch and Amplify framework, but will also look to acquire brands that are ripe for wholesale expansion.

FOLLY OF THE BEAST
PINOT NOIR
2019
MOBY DICK

CONQUERING THE WHITE WHALE

WINEMAKER RYAN ZOTOVICH OF WINC USES HIS EXPERIENCE WITH SMALL-BATCH PINOT NOIR TO OVERDELIVER ON QUALITY FOR PRICE

Winemaking
With the vast majority of work happening in the vineyard, we have a long-term focus on investing in sustainable and organic farming and winemaking practices. Because at the heart of all great wine is great raw material, we are champions of minimal intervention winemaking practices, which allows us to respect the raw product, shape award winning wines and leave vineyards in a healthy state for future harvests. We seek low sugar, low sulfite, vegan wines, which we believe deliver the most natural expression of quality.
We source from exceptional vineyards and partner with exceptional winemakers from around the world. Our relationships with independent winemakers and growers allow us to deliver even greater quality and diversity. The hundreds of unique wines we have bottled from around the globe range from classic blends to obscure, single vineyard fringe projects. We feel an obligation to showcase the best that every region, varietal and style has to offer, at the best value possible.
By deploying a multipronged sourcing strategy on a global basis, we are able to adapt to changing consumer market dynamics, opportunistic sourcing and shifting consumer demand. We believe our strategy across categories allows us the flexibility and scope to source the best possible product in a more capital-efficient fashion than most wineries at scale whose product decisions are driven by significant assets or holdings.
Brand Case Studies: Summer Water and Lost Poet
The following case studies help illustrate the effectiveness of our innovation platform at developing successful brands at scale by both improving wine quality based on early brand success and developing a culturally relevant brand to match a quality wine, as validated by our DTC consumers.
Summer Water—Summer Water is an example of our Ideate, Launch, Amplify strategy. Launched with only 300 cases of spot market rosé, we received immediate feedback from our DTC consumers that the brand was resonating. This allowed us to quickly iterate on the product to match the potential for the brand. The wine team changed the blend and style to Grenache and Syrah, respectively, and created a scaleable sourcing strategy. A national DTC footprint allowed us to Amplify in a way that many start up brands with regional distribution cannot, due to limited product availability for consumers. Our Amplification strategy included rich storytelling, influencer campaigns, performance marketing and a focus on non-wine consumer press, knowing that anyone engaging with the content could ultimately purchase the wine even with no shelf presence. With a belief that our brands need to be present at all consumer touch points, we launched into wholesale in California and immediately saw the value of our digital marketing strategy as the brand gained traction with prestigious restaurant and retail accounts. The brand was picked up by Whole Foods in Southern California and quickly became their best-selling rosé. This success propelled the brand into more retail accounts and ultimately set the stage for national wholesale expansion where it has continued to find success, most recently in Walmart and other national chains. Today, Summer Water is the #7 best-selling pure play rosé brand in the United States. From a winemaking perspective, Summer Water proves our ability to improve quality even when rapidly scaling. The 2020 vintage was awarded 92 points and #56 on the top 100 wines of 2020 by Wine Enthusiast. Brand extensions in sparkling, single serve, and a chillable red set the stage for long term durable growth and scale.
Lost Poet—Lost Poet is a case study in the power and flexibility of our platform to innovate. In this case our team matched a proven blend with a next generation Amplification strategy. Based on our proprietary data and over 70,000 consumer ratings at an average of rating 4.14 out of 5.00, we knew that this raw material had a flavor profile and style that was resonating with our community. What we didn’t have was a brand concept that could match the growth potential of this wine that had been validated by our younger consumers. With the goal of engaging a very important shopper profile for retailers we partnered with Atticus, a best-selling author and Instagram poet with a younger female audience. We employed a next-gen brand and Amplification strategy including influencer partnerships, digital marketing and trial in DTC. Once Amplified we presented the brand and the associated data set to the buying team at Target. In the first quarter of 2021, Lost Poet launched into 347 Target stores. We believe that with early success and an evergreen marketing strategy we can achieve national distribution soon, as the velocity of growth has exceeded our expectations and we feel the stage is set for national expansion. We believe that not only can we deliver culturally relevant and high-velocity brands to our collaborators through our unique marketing capabilities, but, as seen through our proprietary data, insights and ability to innovate, we can become a valued partner in expanding future sales with younger consumers.
Supply Chain Overview
We have developed a highly efficient supply chain that minimizes capital investment and provides a broad range of supply and production alternatives.
Use of co-manufacturers
We operate using an asset-light model by leveraging a network of co-manufactures in California to accomplish our various production and bottling needs; a relationship known in the wine industry as Alternating Proprietor agreements. This model allows us to lower the up-front capital expenditures necessary to manufacture wines and reduce the personnel costs related to manufacturing. We dictate to the co-manufacturing facility all workflows, and the co-manufacturing facility, in turn, carries out the winery production. Under our direction, we have the ability to work with our co-manufacturers to maintain high standards, oversight and ensure compliance with all requirements while utilizing the co-manufacturers’ facility and staff on our behalf.
Inventory management
We aim to curate a diverse and balanced selection of wines to our members. Inventory is managed by the constant evaluation of consumer data and channel performance, allowing us to embrace omni-channel inventory balancing. As a result, we have never experienced dead stock or back vintage, which we believe is very unique in the traditional winery landscape. Through data-driven models, we have been able to predict and anticipate demand for our products. For example, we analyzed ratings and site behavior for the 2019 Cabernet Sauvignon varietal of our Porter & Plot brand to launch the same wine as a limited exclusive in our wholesale channel. Our product planning strategy takes into account many factors, including but not limited to price points, varietals, countries of origin, wine style and brands. Our proprietary DTC data enables us to understand buying behaviors, product preferences, read SKU velocities and evaluate consumer ratings to inform our overall product breath and volume needs. Traditional wineries do not have access to this real time indication on performance and thus wait for third-party data, which is often significantly lagging to current volume, to make decisions on a go forward plan. As a result, traditional wineries invest in product, even new vintages, before they have a sense of performance. We believe our data-driven production plan is incredibly nimble and, thus, our inventory can flex up or down based on the demands of our DTC and wholesale channels. Additionally, balancing inventory between channels with our biggest brands means we can release new vintages and wines in-line with consumer and wholesale buyer expectations.
Sourcing
Our sourcing is approached under two main channels; grape to glass and contract wines. There are two categories of contract wines; contract and spot market sourcing. By deploying a multipronged sourcing strategy on a global basis, our team has the ability to adapt to changing consumer market dynamics, opportunistic sourcing and shifting consumer demand. We believe our strategy across categories allows us the flexibility and scope to source the best possible product in a capital-efficient fashion not typically employed with more vertically-integrated traditional wineries.
Grape to glass
We utilize our direct grower relationships and broker network to secure grapes for these programs. We deploy a grape to glass strategy for projects that require a very distinct style. Summer Water is a great example of this strategy. The grapes and winemaking for this project are very specific to achieve the quality and style that has made it so successful; our primary suppliers for this project are Coastal Vineyard Care, and Santa Barbara Highlands Vineyard. We believe thoughtful sourcing, farming, winemaking are integral to achieving this level of quality even as we continue to scale.
Contract wine
Contract wine is wine that is purchased from a third party to make on our behalf. Generally, the third party is vertically-integrated and we can leverage that integration by signing a bulk wine agreement to get high quality to price ratio and can still be made under the direction of our winemaking team. Contract wine holds four main benefits; securing hard to find and in demand varietals, securing long term growth hedging against any possible short supply, establishing a consistent price point and quality for a component of a blend or brand, and cash flow efficiency. We are only required to put a deposit on wine, as opposed to realizing all costs and then holding in tank until it matures and is ready for bottle (a process typically ranging from six to twelve months). These contracts are anywhere from one to three years. Our winemaking team works in collaboration with these third parties to shape the wines and pursue optimization and improvements on quality with each new vintage. Our primary contract wine suppliers include Lange Twins, Central Coast Wine Services and O'Neill Wines.
Spot market
Components of blends or wines purchased outside of contract are classified as spot market purchases. While we have a trusted network of growers and collaborators, global supply and demand of high-quality wine is rarely in balance. We believe we are in a position to take advantage of these conditions when it ultimately benefits our consumers with respect to price and eventual wine quality. This represents the most capital efficient part of the supply chain as it is just in time sourcing. While not our core, this strategy has been very helpful in efficiently scaling production to meet high growth and allows for low risk testing of new collaborators and styles.
Bottling
We have partnered with seven different bottling facilities, utilizing an Alternating Proprietor agreement, within the state of California. Each facility possesses its own niche strengths and capabilities, including but not limited to: organically certified, cost and scale flexibility as well as formulation and packaging competencies. Our dedicated and experience winemaking and product operations team manage the planning, production and supply chain to ensure bottling timelines, budgets, and the needs of our sales channels are met.

Labeling
We have in-house branding and compliance teams that work hand-in-hand to create visually appealing labels for our consumers in accordance with TTB requirements. Labels are printed by various vendors in the United States and shipped to our bottling facilities in accordance with production timelines. We work with several different vendors to ensure optimal pricing as well as access to the latest printing capabilities and technology.
Warehousing and product distribution
Finished inventory is freighted to our two warehouse and fulfillment centers located in Santa Maria, California and Garnet Valley, Pennsylvania. These bi-coastal locations allow delivery of 80% of orders within two days, using ground shipping. Our investment in these Winc-operated warehouses differentiates us from competitors who often use third party logistics. By comparison, we custom pack and ship finished products to our DTC consumers across the United States as well as house inventory for wholesale pick-up.
Inventory levels are tracked and maintained through our warehouse management system. We regularly evaluate our distribution infrastructure and capacity to ensure that we are able to meet our anticipated needs and support our continued growth across all sales channels.
As a result of our direct involvement in warehousing and product distribution we believe we have greater flexibility on multi-channel fulfillment. In fact, we have even been previously engaged by direct competitors to fulfill and ship orders due to our high-level performance and product expertise.
Shipping and Delivery
Inventory to fulfill our DTC orders is stored between two Winc-operated fulfillment centers. Inventory is balanced between these two warehouses to pick, pack and ship orders based on best-cost-routing to ensure the shortest delivery times and lowest shipping cost. We have negotiated proprietary contracts with the largest national shippers, with FedEx shipping the majority of our DTC orders. Final delivery to consumers through FedEx requires age verification and signature.
Environmental, Social and Governance, or ESG, Practices
We are committed to making wines that not only taste good today, but also contribute to good for tomorrow. Environment sustainability is a key focus across all parts of our business from the farms and vineyards we partner with to the bottles and boxes our consumers receive. Additionally, we strive to operate a socially impactful company that considers the well-being of all persons involved in our process to deliver great products to our consumers. Lastly, we are focused on strict governance standards for running our company in a fair and open manner.
Environmental
We have been actively involved in environmentally sustainable and organic wine-making, and expect to continue our growth into this important area. Our Wonderful Wine Co. brand features all sustainably farmed and pesticide-free grapes, and lightweight glass that requires less energy and less water to produce than the glass we previously used. The industry is growing towards more of a market share for sustainable and organic wines, and our goal is to experience similar growth in sustainable and organic wines.
The vineyard and winery
Sustainability is a winemaking philosophy that encourages mindfulness in three categories: social (livable wages, benefits, safe working environment, continued education and career growth), ecological (stewardship of the land i.e., safe usage of agrichemicals, water usage, vineyard health through cover crops, preservation of local flora and fauna), and economic (a viable business model that ensures company health and longevity). Our sustainable wine follows the philosophy outlined above and is all Sustainable (Certified through Third Party Agencies—Lodi Rules, SIP, CSWGA). Certified Sustainable means the vineyard and wine have passed rigid non-negotiable standards as outlined by the governing agency. Over 50 requirements and practices must be implemented and tracked through independent records and on-site inspections.
Organic international sourcing
The majority of our international sourcing from France, Spain, Argentina, and Italy is currently certified organic. Grapes are certified organic by a third party (NOP, ECCOCERT, USDA or CCOF). These certifiers work together to enforce the standards, ensuring a level playing field and protecting consumer confidence. In order to label any domestic or international wines as organic all certification has to then be verified by the TTB. In addition, our purchase of certain assets of Natural Merchants, Inc., an international wine importer in May 2021 gives us core capabilities and access to organic farmed grapes that will be used across our products to increase the amount of sustainably and organic farmed grapes we use in our wines.
Environmentally-Friendly Logistics and Manufacturing
By using flexi-tanks to ship our wines and bottling closer to the point of sale, we can ship more than twice as much wine per container, reducing our carbon footprint on shipping. When we transfer our wines over road, we do not use refrigerated trucks, which emit CO2 and increase vehicle fuel demand, instead opting for reusable insulated blankets and truck liners. The boxes our consumers receive are made from 70% post-consumer materials and are 100% recyclable. They have been designed to use the least amount of corrugate possible while keeping our members’ wine secure for delivery to their doorstep. Additionally, we expect to switch to Vinc Neo Corks in the majority of our future SKU production, which is expected to have a negative carbon footprint. These corks are 100% plant based, 100% sustainable and made from discarded materials in an effort to eliminate as much waste as possible. We have also removed foils from most of our bottles to further reduce waste. Most of our foils are now made from polylaminate, more easily recyclable than aluminum counterparts. We also expect to incorporate light weight glass into our production. Light weight glass takes less energy and less water to manufacture than the average weight bottle.
Human Capital
We are building a team that shares our goals of creating products that help to enhance our consumer’s everyday celebrations. We are driven and committed to building a high performance team that is driven to build a great company and continue to improve themselves. We are believers in challenging the status quo in an industry that has been mostly unchanged for 100 years and are motivated to find increasingly better ways to bring everyone to the table. We are led by Geoff McFarlane and Brian Smith’s combined leadership in CPG brand-building and wine-making over the last 20 years. They are joined on the executive team by Matt Thelen, with more than ten years of strategy experience in highly-regulated sectors; Carol Brault, boasting more than 30 years of finance experience in the CPG space; and Erin Green, responsible for startup operations for over a decade. However, without the awesome individuals who work at Winc, our leadership team would not have been able to execute on our success to date.
We are growing fast and recognize that the awesome individuals who work at Winc are at the center of our success. We are investing into improving our community and employee development and continue to be hungry. As of June 30, 2021, we had a total of 97 full-time employees, as well as a limited number of temporary employees and consultants. In building our high-performing teams, we have invested in leadership, marketing, digital and technology capabilities. Embedded in our culture are core values that honor diversity and inclusion, which allow us to attract and retain valuable talent. We offer a competitive compensation and benefits program and opportunities for our employees to grow and develop personally and professionally. Our corporate social responsibility efforts provide opportunities for employees to give back to communities in need through volunteerism, donation matching and paid volunteer time off. We foster an environment of community and support within our organization. We maintain a strong relationship with our employees and have never experienced a labor-related work stoppage.
IT Systems
Winc.com is a platform that has been built by our internal team in order to execute on our membership-based subscription model and deliver on a best-in-class member experience through unique & proprietary features. Through this platform, we are able to operationalize our credits-based membership model and have a full suite of customization opportunities on the website, something that DTC businesses built on out-of-the-box platforms may not have. Additionally, our homegrown digital product experimentation platform allows us to rapidly test new ideas to improve consumer acquisition efficiency, gather consumer feedback and data, increase average order value, and improve the member experience.
Competition
The Alcoholic Beverages industry generally, and the wine industry in particular, is intensely competitive. We compete with online DTC wine retailers, such as Naked Wines, Firstleaf and Bright Cellars, which curate wines based on consumers’ preferences, and online wine clubs. However, unlike us, none of these companies function as fully-integrated wineries with nationally distributed brands. We believe our brands attract member loyalty and give us a competitive advantage.
In addition to online wine retailers, we also compete with other wineries that ship directly to consumers and distribute their wines through third parties to restaurants and brick-and-mortar retailers, such as Constellation Brands, E & J Gallo Winery and Duckhorn Vineyards. The wines we produce and distribute compete with domestic and foreign wines in the premium, super-premium and ultra-premium wine market segments. Our wines also compete with other alcoholic and, to a lesser degree, non-Alcoholic Beverages, for shelf space in retail stores and for marketing focus by independent wholesale distributors, many of which carry extensive brand portfolios.
We believe our ability to compete effectively in our industry is primarily on the basis of developing a portfolio of high-quality and culturally relevant brands and innovative products that resonate with our consumers.
Intellectual Property
Our ability to compete in our industry depends in part on our ability to obtain, maintain, establish, protect and enforce our intellectual property rights. We protect our intellectual property rights through a combination of trademark and trade secret protection, and other intellectual property protections under applicable law. We register domain names, trademarks, and service marks in the United States and abroad. We also seek to protect and avoid disclosure of our intellectual property through confidentiality, non-disclosure and invention assignment agreements with our employees, and through appropriate agreements with our suppliers and others. Our intellectual property is an important component of our business, and we believe that our know-how and continued innovation are important to developing and maintaining our competitive position. We also believe having distinctive marks that are readily identifiable on our products is an important factor in continuing to build our brand and distinguish our products. We consider the WINC logo trademarks to be among our most valuable intellectual property assets. In addition, we have registered the trademarks for many of our wines and product names, and have also obtained trademark protection for several of our tag lines. Several of our wine brands, services and accessories are under registered U.S. trademarks. Each registration is renewable indefinitely so long as the Company is making a bona fide usage of the trademark. As of December 31, 2020, between the United States and foreign jurisdictions, we own approximately 95 registered trademarks and 10 pending trademarks, including registrations for “WINC” and “SUMMER WATER”. We do not currently own any patents or registered copyrights and primarily rely on trademarks and trade secret protection.
While there is no active litigation involving any of our trademarks or other intellectual property rights, we may be required to enforce or defend our intellectual property rights against third parties in the future. See “Risk Factors—Risks Related to Intellectual Property and Data Privacy” for additional information regarding these and other risks related to our intellectual property portfolio and their potential effect on us.
Government Regulation
Regulatory framework
We, along with our contract growers, producers, manufacturers, wholesale distributors, retail accounts and ingredients and packaging suppliers, are subject to extensive regulations in the United States and abroad by federal, state and local government authorities with respect to registration, production processes, product attributes, packaging, labeling, storage, shipping and distribution of wine.
We are also subject to state and local tax requirements in all states where our wine is sold. We and our third-party providers monitor the requirements of relevant jurisdictions to maintain compliance with tax liability and reporting matters.
Alcohol-related regulation
We are subject to extensive alcohol-related regulation in the United States by federal, state and local laws regulating the production, distribution and sale of Alcoholic Beverages, including by the TTB and the FDA. The TTB is primarily responsible for overseeing alcohol production records supporting tax obligations, issuing wine labeling guidelines, including grape source and bottle fill requirements, as well as reviewing and issuing certificates of label approval, which are required for the sale of wine through interstate commerce. We carefully monitor compliance with TTB rules and regulations, as well the state law of each state in which we sell our wines. In California, we are subject to alcohol-related licensing and regulations by many authorities, including the ABC. ABC agents and representatives investigate applications for licenses to sell Alcoholic Beverages, report on the moral character and fitness of alcohol license applicants and the suitability of premises where sales are to be conducted and enforce California Alcoholic Beverages laws. We are also subject to municipal authorities with respect to aspects of our operations, including applicable land use laws and the terms of our use permits.
Employee and occupational safety regulation
We are subject to certain state and federal employee safety and employment practices regulations, including regulations issued pursuant to OSHA and regulations governing prohibited workplace discriminatory practices and conditions, including those regulations relating to COVID-19 virus transmission mitigation practices. These regulations require us to comply with manufacturing safety standards, including protecting our employees from accidents, providing our employees with a safe and non-hostile work environment and being an equal opportunity employer.
Environmental regulation
As a result of our agricultural and wine production activities, we and certain third parties with which we work are subject to federal, state and local environmental laws and regulations. Federal regulations govern, among other things, air emissions, wastewater and storm water discharges, and the treatment, handling and storage and disposal of materials and wastes. State environmental regulations and authorities intended to address and oversee environmental issues are largely state-level analogs to federal regulations and authorities intended to perform the similar purposes. In California, we are also subject to state-specific rules, such as those contained in the California Environmental Quality Act, California Air Resources Act, Porter-Cologne Water Quality Control Act, California Water Code sections 13300-13999 and Title 23 of the California Administrative Code and various sections of the Health and Safety Code. We are also subject to municipal environmental regulations that address a number of elements of our wine production process, including air quality, the handling of hazardous waste, recycling, water use and discharge, emissions and traffic impacts.
Labeling regulation
Many of our wines are identified by their appellation of origin, which are among the most highly regarded wine growing regions in the world. An appellation may be present on a wine label only if it meets the requirements of applicable state and federal regulations that seek to ensure the consistency and quality of wines from a specific territory. These appellations designate the specific geographic origin of most or all (depending on the appellation) of the wine’s grapes, and can be a political subdivision (e.g., a country, state or county) or a designated viticultural area. The rules for vineyard designation are similar. Most of our labels maintain the same appellation of origin from year to year. From time to time, our winemakers choose to change the appellation of one of our wines to take advantage of high-quality grapes in other areas or to change the profile of a wine.

Privacy and security regulation
Our Company collects personal information from individuals. Accordingly, we are or may become subject to numerous data privacy and security related regulations, including but not limited to: U.S. state privacy, security and breach notification laws. Certain U.S. states have adopted robust data privacy and security laws and regulations and others are considering doing so. For example, the CCPA, which took effect in 2020, imposes obligations and restrictions on businesses regarding their collection, use, and sharing of personal information and provides new and enhanced data privacy rights to California residents, such as affording them the right to access and delete their personal information and to opt out of certain sharing of personal information. Further, the CPRA was recently voted into law by California residents. The CPRA significantly amends the CCPA, and imposes additional data protection obligations on covered companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. It also creates a new California data protection agency specifically tasked with enforcing the law, which will likely result in increased regulatory scrutiny of California businesses in the areas of data protection and security. In addition, the FTC and many state attorneys general are interpreting existing federal and state consumer protection laws to impose evolving standards for the online collection, use, dissemination and security of information about individuals. As we expand our business in the future, we may increasingly become subject to data privacy and security laws in foreign jurisdictions. In response to the data privacy laws and regulations discussed above and those in other countries in which we do business, we have implemented several technological safeguards, processes, contractual third-parties provisions, and employee trainings to help ensure that we handle information about our employees and consumers in a compliant manner. We maintain a privacy policy and related procedures, and train our workforce to understand and comply with applicable privacy laws. See “Risk Factors — Risks Related to Intellectual Property and Data Privacy” for additional information regarding the risks related to compliance with data privacy and security laws and their potential effect on us.
Facilities
Following the outbreak of COVID-19, we have implemented various social distancing measures, including implementing a virtual-first employment model in an effort to provide a safe work environment. We currently do not occupy and have two non-cancelable sublease agreements for our former corporate headquarters located at 5340 Alla Road Suite 105 Los Angeles, California, consisting of approximately 18,920 square feet of office space, pursuant to sublease agreements that expire in 2023. This lease expires in 2023 and provides us with an option to extend it for five years. We entered a lease for additional office space located at 1751 Berkeley St., Studio 3, Santa Monica, CA 90404, consisting of approximately 3,822 rentable square feet, on September 21, 2021. The lease expires in 2024. As of December 31, 2020, we also had two non-cancelable operating leases for warehouse facilities located in Santa Maria, California and Garnet Valley, Pennsylvania where we occupy approximately 60,548 and 53,040 square feet, respectively. The Santa Maria warehouse lease expires in 2023, with an option to extend the lease for one year, while the Garnet Valley warehouse lease expires in 2022, with two options to extend the lease for five years. In total, we have over approximately 113,000 square feet of facility space that can be leveraged to fulfill DTC and retail orders. We believe that our current facilities are suitable and adequate to meet our current needs.
Legal Proceedings
We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these and other claims cannot be predicted with certainty, we do not believe the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or prospects.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information for our executive officers and directors as of June 30, 2021.
Name	Age	Current Position
Executive Officers
Geoffrey McFarlane	38	Chief Executive Officer, Founder and Director
Brian Smith	47	President, Founder and Chairperson of the Board of Directors
Matthew Thelen	35	General Counsel and Chief Strategy Officer
Carol Brault	57	Chief Financial Officer
Erin Green	37	Chief Operating Officer
Non-Employee Directors
Laura Joukovski(2) (3)	47	Director
Xiangwei Weng(3)	52	Director
Patrick DeLong(1)	56	Director
Alesia Pinney(1) (2)	58	Director
Mary Pat Thompson(1) (2) (3)	58	Director

(1)
Member of the audit committee.

(2)
Member of the compensation committee.

(3)
Member of the nominating and corporate governance committee.

Executive Officers
Geoffrey McFarlane has served as our Chief Executive Officer since May 2018 and as a director since August 2011, building Winc into a vertically integrated winery. As a serial entrepreneur, Mr. McFarlane has a versatile background as a founder, executive and advisor for a wide variety of companies. In 2011, Mr. McFarlane co-founded Winc and served as the company’s chief operating officer from August 2011 to January 2018 before becoming the chief executive officer. Prior to Winc, he was founder and chief executive officer of a restaurant and hotel group, Pizza Republica and the Jet Hotel, with seven locations and over 200 employees, from May 2004 until April 2012. Mr. McFarlane also serves as a director of several private companies, including Amass Brands Inc., a botanical beverage and personal care product company, since January 2017, Voyage SMS Inc., an ecommerce mobile messaging platform, since February 2018 and Westbound and Down Inc., a Colorado brewpub, since December 2015. In 2013, Mr. McFarlane filed a voluntary petition for personal bankruptcy under Chapter 7 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Colorado. The resulting case was closed in 2016. We believe Mr. McFarlane is qualified to serve on our board of directors due to his integral knowledge of the company, industry expertise and extensive experience developing and growing consumer-oriented beverage businesses.
Brian Smith has served as our President since May 2018 and as Chairperson of the Board of Directors since June 2020. Mr. Smith combines his years of experience as a sommelier, winemaker, brand builder, and entrepreneur to oversee what we believe is the world’s most innovative and culturally relevant wine program. Prior to Winc, Mr. Smith founded Jolie Folle, a millennial focused wine brand, which he sold the company in 2017. Before that, he served as Wine Director of Clo Wine Bar. Mr. Smith began his career in finance at Man Group PLC and founded his first company, Meritage Group, a Virgin Islands based commodities brokerage that catered to hedge funds and commodity traders, in 2004. Mr. Smith graduated from the University of Vermont with a bachelor’s degree in Cultural Anthropology. We believe Mr. Smith is qualified to serve on our board of directors due to his central knowledge of the company as a co-founder and years of experience creating and growing wine-focused hospitality concepts.

Matthew Thelen has served as our General Counsel since October 2014 and Chief Strategy Officer since April 2021. He leads the Company’s corporate strategy and financing initiatives and any special projects that fall outside the typical business remit. As General Counsel, he oversees all Winc legal matters, including beverage regulatory compliance, corporate, commercial transactional, intellectual property, consumer protection, employment, litigation and privacy practice areas. Previously, Mr. Thelen was an intellectual property strategy and valuation professional for Ocean Tomo, a San Francisco based merchant bank, and an attorney at Collins, Collins, Muir & Stewart. He received a Bachelor of Economics from the University of San Diego and a Juris Doctorate and Masters of Business Administration from the University of Notre Dame.
Carol Brault has served as our Chief Financial Officer since April 2021. Previously, Ms. Brault served as our Vice President of Finance from February 2018 to April 2021. Before joining Winc, Ms. Brault was Accounting Director at The Honest Company, a consumer products company that supplies baby, personal, beauty and home products for ethical consumerism. Prior to that, she served as Controller for Bare Escentuals from 2013 until 2016 and held leadership roles in several prominent multi-national companies, including Bath & Body Works, LBrands, The Longaberger Company and Honda of America Manufacturing, Inc. Additionally, her extensive career includes consulting on financial and organization guidance for various companies ranging from start-up and mid-size businesses to multimillion-dollar organizations. Ms. Brault has a Bachelor of Science in Business Administration/Accounting from The Ohio State University Fisher College of Business.
Erin Green has served as our Chief Operating Officer since April 2021, and is responsible for all operational functions of the business and the strategic vision of Winc’s national wholesale team. Ms. Green previously served as our Vice President of Operations from December 2018 until April 2021 where she built our wholesale distribution channel and scaled our sales team in addition to overseeing all day-to-day operations and the winemaking team. Prior to that she held the Director of Operations role from January 2015 until November 2017 focused on primarily on optimization of our warehousing, logistics, shipping and packaging. Previous to Winc, Erin worked at LivingSocial overseeing all deal operations and ran point on the Amazon partnership. Ms. Green has a bachelor’s degree in Fine Arts from Indiana University.
Non-Employee Directors
Laura Joukovski has served on our board of directors since July 2019. Ms. Joukovski is the CEO of Global Fashion Brands with TechStyle Fashion Group. TechStyle is a portfolio of digital fashion brands in Los Angeles. Ms. Joukovski leads the Global Fashion Brands, including JustFab, ShoeDazzle and FabKids. She was a founding team member of FabKids, and has built out the eco-system of TechStyle businesses across a variety of executive roles since the FabKids acquisition in 2013. We believe Ms. Joukovski is qualified to serve on our board of directors due to industry expertise and extensive experience developing and growing consumer-oriented businesses.
Xiangwei Weng has served on our board of directors since June 2015. Mr. Weng is the founder of Shining Capital Management and has an extensive experience in investment banking and private equity investment. Before founding Shining Capital in 2008, Mr. Weng served as an Executive Director at the Corporate Finance Department and Head of Mergers & Acquisitions for China at Goldman Sachs (Asia) L.L.C. From 2005 to 2007, he served as General Manager and In Charge of Corporate Operations at Gome Electrical Appliances Holding Limited. He also worked at Morgan Stanley from 1998 to 2005, where he was a Vice President in the M&A and Restructuring Group. Mr. Weng received a bachelor’s degree in Physics from Peking University and a Ph.D. degree in Biophysics from University of California at Berkeley. We believe Mr. Weng is qualified to serve on our board of directors due to his industry, investment banking and private equity finance expertise.
Patrick DeLong has served on our board of directors since December 2019. Mr. DeLong is the Founder and Principal of Azur Associates, a leading fine beverage consultancy that was founded in 2019. Mr. DeLong has over 30 years of experience working with leading consumer brands across private and public companies. Prior to founding Azur, Mr. DeLong was an executive for 12 years at Crimson Wine Group, where he served as President and Chief Executive Officer from 2014 to June 2019 and as Chief Operating & Financial Officer from 2007 to 2014. Before that, Mr. DeLong served as the Senior Vice President & CFO of Icon Estates, a fine wine division of Constellation Brands, Inc., from 2004 to 2006 and consulting Chief

Operating Officer for the Francis Ford Coppola companies from 2006 to 2007. From 1998 to 2004, Mr. DeLong was at the Robert Mondavi Corporation in a variety of executive leadership roles, including Senior Vice President of Finance & Planning. Earlier in his career, Mr. DeLong worked in operating management with Carnival Corporation and began his career with Deloitte working in both audit and consulting and was a certified public accountant. Mr. DeLong holds a bachelor’s degree in business administration from California Polytechnic State University, San Luis Obispo and conducted post-graduate master’s studies in applied economics at Seattle University. We believe Mr. DeLong is qualified to serve on our board of directors due to his finance and industry expertise and extensive experience developing and growing consumer-oriented beverage businesses.
Alesia Pinney has served on our board of directors since April 2021. Ms. Pinney has served as the Executive Vice President and Chief Legal Officer at Avalara, Inc., a publicly traded company that provides cloud-based compliance solutions for transaction taxes, since April 2013 and has almost 30 years of experience in legal, advisory and operational leadership roles. Ms. Pinney has served as a member of the board of directors for various entities, including the Washington State Trust for Public Land, and is a director at Sharkbite Games, Inc. Ms. Pinney has a Bachelor’s Degree in Accounting from Seattle University, a Master’s of Taxation from the University of Denver and Juris Doctor from Seattle University’s School of Law. We believe Ms. Pinney is qualified to serve on our board of directors due to her extensive finance and legal experience.
Mary Pat Thompson has served on our board of directors since May 2021. Ms. Thompson has served as a consultant for Bruckmann, Rosser, Sherril & Co., a private equity firm focused on growth capital investments in the consumer products, specialty retail and restaurant sectors, since January 2019; as the President of Titan Technologies, Inc., a leading regional technology solutions provider, since October 2003; as a director for H&E Equipment Services, Inc., an equipment rental company, since September, 2019; and as Chief Financial Officer of Taronis Fuels, Inc., a clean fuel technology company, since April, 2021. She is also a licensed CPA in the State of Idaho. Previously, she served as Senior Vice President of Finance of Animal Health at AmerisourceBergen, a provider of drug distribution and consulting services related to medical business operations and patient services, from February 2015 until October 2018, and has over 30 years of experience in accounting and advisory leadership roles. Prior to her tenure at AmerisourceBergen, Ms. Thompson served as the Chief Financial Officer, Senior Vice President of Finance and Corporate Secretary of MWI Veterinary Supply Inc., an international animal health products supplier, from 2005 to 2015. Ms. Thompson also serves as a member of the board of directors for various entities, including Organika Inc., AAA Oregon/Idaho and Regence BlueShield of Idaho. Ms. Thompson has a bachelor’s degree in Business Accounting from the University of Idaho. We believe Ms. Thompson is qualified to serve on our board of directors due to her extensive private equity and finance experience.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Composition
In accordance with our amended and restated certificate of incorporation, which will be in effect upon the closing of this offering, our board of directors will be divided into three classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the class whose terms are then expiring, to serve from the time of election and qualification until the third annual meeting following their election or until their earlier death, resignation or removal. Upon the closing of this offering, our directors will be divided among the three classes as follows:
The Class I directors will be Xiangwei Weng and Patrick DeLong, and their terms will expire at our first annual meeting of stockholders following this offering.
The Class II directors will be Mary Pat Thompson and Laura Joukovski, and their terms will expire at our second annual meeting of stockholders following this offering.
The Class III directors will be Geoffrey McFarlane, Brian Smith and Alesia Pinney, and their terms will expire at our third annual meeting of stockholders following this offering.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control. See the section of this prospectus captioned “Description of Capital Stock—Anti-Takeover Provisions” for a discussion of these and other anti-takeover provisions found in our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering.
Director Independence
Our common stock has been approved for listing on the NYSE American. Under the rules of the NYSE American, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under these rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of this offering.
In connection with this offering, our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Laura Joukovski, Xiangwei Weng, Patrick DeLong, Alesia Pinney and Mary Pat Thompson are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE American, representing five of our seven directors. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and current and prior relationships as they may relate to us and our management, including the beneficial ownership of our capital stock by each non-employee director and any transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Board Committees
Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.
Each of the audit committee, the compensation committee and the nominating and corporate governance committee operates under a written charter approved by our board of directors in connection with the closing of this offering. A copy of each of the audit committee, compensation committee and nominating and corporate governance committee charters is available on our website. The reference to our website in this prospectus does not include or incorporate by reference the information on or available through our website into this prospectus.
Audit Committee
Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee is responsible for, among other things:
•
appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•
discussing with our independent registered public accounting firm their independence from management;

•
reviewing with our independent registered public accounting firm the scope and results of their audit;

•
approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•
overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•
reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and

•
establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Our audit committee consists of Mary Pat Thompson, Alesia Pinney and Patrick DeLong, with Mary Pat Thompson serving as chair. Our board of directors has affirmatively determined that Mary Pat Thompson, Alesia Pinney and Patrick DeLong meet the requirements for independence under the current NYSE American rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that Mary Pat Thompson is an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act. Each member of our audit committee is financially literate.
Compensation Committee
Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee is responsible for, among other things:
•
reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer’s performance in light of these goals and objectives and setting compensation;

•
reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•
reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans and arrangements; and

•
appointing and overseeing any executive compensation consultants.

Our compensation committee consists of Alesia Pinney, Mary Pat Thompson and Laura Joukovski, with Alesia Pinney serving as chair. The composition of our compensation committee meets the requirements for independence under the current NYSE American listing standards and SEC rules and regulations.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee is responsible for, among other things:
•
identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•
recommending to our board of directors the nominees for election to our board of directors at annual meetings of our stockholders;

•
evaluating the overall effectiveness of our board of directors; and

•
developing and recommending to our board of directors a set of corporate governance guidelines and principles.

Our nominating and corporate governance committee consists of Laura Joukovski, Xiangwei Weng and Mary Pat Thompson, with Laura Joukovski serving as chair. The composition of our nominating, governance, and corporate responsibility committee meets the requirements for independence under the current NYSE American listing standards and SEC rules and regulations.
Role of the Board in Risk Oversight
Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. The nominating and corporate governance committee is responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.
Code of Business Conduct and Ethics
We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions prior to the completion of this offering. Following this offering, a current copy of the code is posted on the investor section of our website.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is an officer or one of our employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2020 Summary Compensation Table” below. In 2020, our “named executive officers” and their positions were as follows:
•
Geoffrey McFarlane, Chief Executive Officer;

•
Brian Smith, President; and

•
Matthew Thelen, Chief Strategy Officer & General Counsel.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.
2020 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.
Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total
Geoffrey McFarlane	288,000	115,200	30,415	0	0	433,615
Chief Executive Officer
Brian Smith	288,000	117,456	30,415	0	1,339	437,210
President
Matthew Thelen	215,000	86,000	87,400	0	1,144	389,544
Chief Strategy Officer & General Counsel

(1)
Amounts reflect discretionary bonuses payable with respect to 2020 performance and, with respect to Mr. Smith, a one-time bonus of $2,256.

(2)
Amounts reflect the full grant-date fair value of stock options granted during 2020 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 11 to our consolidated financial statements included in this prospectus.

(3)
Amounts include one-time Company gifts and a related tax gross-up payment.

Narrative to Summary Compensation Table
2020 Salaries
The named executive officers receive a base salary to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.
The 2020 Summary Compensation Table above shows the actual base salaries paid to each named executive officer in 2020.
2020 Bonuses
In 2020, each of Geoffrey McFarlane, our Chief Executive Officer, Brian Smith, our President, and Matthew Thelen, our Chief Strategy Officer and General Counsel, was eligible to receive an annual discretionary cash bonus based on our company’s overall performance, with such amount ultimately determined in the sole discretion of our board of directors. The actual annual bonuses paid to Messrs. McFarlane, Smith and Thelen were $115,200, $117,456 and $86,000, respectively.
Equity Compensation
We have historically used stock options as the primary incentive for long-term compensation to our employees (including our named executive officers) because they are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, which is set at the fair market value of our common stock as of the applicable grant date. Generally, the stock options we grant vest with respect to 25% of the stock options awarded after a one-year cliff and then in equal monthly installments during the three-year period thereafter, subject to the employee’s continued service with us as of the vesting date. In 2020, we granted stock options to Messrs. McFarlane, Smith and Thelen. The equity awards granted to our named executive officers in 2020 are discussed below.
2020 Stock Option Awards
In April 2020, we granted stock options covering 21,750 shares of our common stock to each of Messrs. McFarlane and Smith and 62,500 shares of common stock to Mr. Thelen. These stock options vest with respect to 25% of the shares underlying each stock option on January 1, 2021 and as to the remaining 75% of the underlying shares in equal monthly installments during the three-year period thereafter. If a “corporate transaction” occurs and the applicable executive is terminated either (i) for “cause” by our company, or (ii) by the executive with “good reason” (each as defined in the applicable executive’s option agreement), within twenty-four months after the closing date of the corporate transaction, then 100% of the shares underlying the option will immediately become fully vested.
Equity Compensation Plans
We currently maintain the Winc, Inc. 2013 Stock Plan, or the 2013 Plan, in order to offer persons we select an opportunity to acquire a proprietary interest in our company’s success, or to increase such interest, through the acquisition of shares of company stock. As noted above, we generally offer stock options to certain of our employees, including our named executive officers, and consultants as the long-term incentive component of our compensation program. For additional information about the 2013 Plan, please see the section titled “2013 Equity Incentive Plan” below. As mentioned below, in connection with the completion of this offering, no further awards will be granted under the 2013 Plan.
In connection with this offering, our board of directors adopted, and our stockholders approved, the 2021 Incentive Award Plan, referred to below as the 2021 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and our affiliates, and to enable us to obtain and retain services of these individuals, which we believe is essential to our long-term success. For additional information about the 2021 Plan, please see the section titled “2021 Incentive Award Plan” below.

Other Elements of Compensation
Retirement Plans
We currently maintain a 401(k) retirement savings plan, or the 401(k) plan, for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The U.S. Internal Revenue Code of 1986, as amended, or the Code, allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we do not offer any employer matching contribution to participants in the 401(k) plan. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Employee Benefits and Perquisites
Health Welfare Plans.   All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
•
medical, dental and vision benefits;

•
short-term and long-term disability insurance; and

•
life insurance.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.
Executive Loans.    In connection with this offering, the promissory notes with Messrs. McFarlane, Smith and Thelen, in the aggregate amount (inclusive of principal and interest) of $1,108,883.31, $988,583.55 and $508,699.40, respectively, were forgiven. We did not gross up our named executive officers for taxes incurred by them in connection with the loan forgiveness.

Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2020. Each equity award listed in the following table was granted under the 2013 Plan.
		Option Awards
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Geoffrey McFarlane	8/29/2013(1)	5/1/2013	154,883	—	—	0.48	8/27/2023
	12/12/2013(1)	5/1/2013	39,062	—	—	0.48	12/10/2023
	6/12/2014(1)	4/1/2014	56,276	—	—	1.28	6/09/2024
	5/2/2018(2)(3)	1/1/2018	50,000	—	—	1.28	5/1/2028
	2/13/2016(1)	9/1/2015	31,250	—	—	1.28	2/10/2026
	6/21/2019(2)(3)	4/1/2019	375,000	—	—	1.28	6/20/2029
	6/21/2019(4)	N/A	—	—	187,500	1.28	6/20/2029
	4/28/2020(2)(3)	1/1/2020	21,750	—	—	4.00	4/27/2030
Brian Smith	5/2/2018(2)(3)	1/1/2018	75,000		—	1.28	5/1/2028
	6/12/2014(1)	4/1/2014	25,000	—	—	1.28	6/9/2024
	2/13/2016(1)	9/1/2015	31,250	—	—	1.28	2/10/2026
	6/21/2019(2)(3)	4/1/2019	375,000	—	—	1.28	6/20/2029
	6/21/2019(4)	N/A	—	—	187,500	1.28	6/20/2029
	4/28/2020(2)(3)	1/1/2020	21,750	—		4.00	4/27/2030
Matthew Thelen	12/17/2014(1)	10/21/2014	12,750	—	—	1.28	12/14/2024
	3/7/2016(1)	3/7/2016	1,250	—	—	1.28	3/5/2026
	12/14/2017(1)	1/1/2017	2,447	52	—	1.28	12/12/2027
	5/2/2018(2)(3)	1/1/2018	15,625	—	—	1.28	5/1/2028
	6/21/2019(2)(3)	4/1/2019	87,231	—	—	1.28	6/20/2029
	4/28/2020(2)(3)	1/1/2020	62,500	—	—	4.00	4/27/2030

(1)
This option vests and, as applicable, becomes exercisable with respect to 25% of the total number of shares underlying the option upon completion of twelve months of continuous service after the vesting commencement date and as to 1/48th of the total number of shares underlying the option for each month of continuous service thereafter.

(2)
This option is early exercisable.

(3)
This option vests and, as applicable, becomes exercisable with respect to 25% of the total number of shares underlying the option upon completion of twelve months of continuous service after the vesting commencement date and as to 1/48th of the total number of shares underlying the option for each month of continuous service thereafter. In the event the option holder’s continuous service is terminated within twenty-four months after the closing date of a corporate transaction (i) by the Company without cause (as defined in the option award agreement), or (ii) by the option holder without good reason, 100% of the total number of shares underlying the option shall vest and become exercisable.

(4)
This option vests and becomes exercisable immediately prior to the consummation of a corporate transaction based on the achievement of certain enterprise valuation goals in connection with the corporate transaction.

Executive Compensation Arrangements
We have not entered into any written employment agreements or offer letters with any of our named executive officers.
In October 2021, our board of directors adopted the Winc, Inc. Executive Severance Plan, or the Severance Plan. The Severance Plan will be effective upon the completion of this offering, and will provide for the payment of certain severance and other benefits to participants, including each of our named executive officers, in the event of a qualifying termination of employment with us.
Under the Severance Plan, in the event of a termination of the executive’s employment by us without “cause” or by the executive for “good reason,” in either case, more than three months prior to or more than one year after a “change in control” (as defined in the 2021 Incentive Award Plan), the executive will be eligible to receive the following benefits:
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cash payments equal to 100% of the executive’s then-current annual base salary, paid in substantially equal installments in accordance with the Company’s normal payroll practice over a 12-month period;

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company-paid COBRA premium payments for the executive and his or her dependents for up to 12 months; and

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accelerated vesting of 25% of the total number of shares subject to each equity award held by the executive.

In the event of a termination by us of an executive’s employment without “cause” or by the executive for “good reason,” in either case, within the period beginning three months prior to a “change in control” and ending on the one-year anniversary of such change in control, the executive will be eligible to receive the payments and benefits described above, as well as the following:
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a lump-sum cash payment equal to 100% of the executive’s target incentive compensation;

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accelerated vesting of 100% (rather than 25%) of the total number of shares subject to each equity award held by the executive.

Any executive’s right to receive the severance payments and benefits described above is subject to his or her delivery and, as applicable, non-revocation of a general release of claims in our favor, and his or her continued compliance with any applicable restrictive covenants.
In addition, in the event that any payment under the Severance Plan, together with any other amounts paid to the executive by us, would subject such executive to an excise tax under Section 4999 of the Internal Revenue Code, such payments will be reduced to the extent that such reduction would produce a better net after-tax result for the executive.
Director Compensation
During the year ended December 31, 2020, we did not provide any cash, equity or other compensation to our non-employee directors. Our CEO and President, Messrs. McFarlane and Smith, are also members of our board of directors but did not receive any additional compensation for service as a director. See the section titled “Executive and Director Compensation” for more information.
The table below shows the aggregate numbers of option awards (exercisable and unexercisable) held as of December 31, 2020 by each non-employee director who held outstanding equity awards as of such date.
Name	Options Outstanding at Fiscal Year End
Patrick DeLong	24,316
Laura Joukovski	30,787

Post-IPO Director Compensation Program
Director IPO Grants
In connection with this offering, our board of directors has approved the grant of equity awards pursuant to the 2021 Plan to each of our non-employee directors. These restricted stock unit awards will become effective in connection with the closing of this offering, and each will have value of $166,667, and represent 12,820 shares per non-employee director.
Each restricted stock unit award will vest in full on the earlier to occur of (x) the one-year anniversary of the grant date and (y) the date of the next annual meeting of our stockholders following such grant date, subject to continued service through the applicable vesting date, subject to continued service as of such date.
Post-IPO Director Compensation Program
In connection with this offering, our board of directors adopted and our stockholders approved a non-employee director compensation program, or the Director Compensation Program, which will become effective in connection with the completion of this offering. The Director Compensation Program will provide for long-term equity awards for our non-employee directors, referred to herein as Eligible Directors. The material terms of the Director Compensation Program are summarized below.
The Director Compensation Program consists of the following components:
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Initial Grant: Each Eligible Director who is initially elected or appointed to serve on the Board after the effective date of this offering automatically will be granted, on the date on which such Eligible Director is appointed or elected to serve on the Board, a restricted stock unit award with a grant-date fair value of approximately $250,000, pro-rated to reflect the time between their election or appointment date and the next annual meeting of the Company’s stockholders. These initial grants will vest in full on the earlier to occur of (i) the first anniversary of the applicable grant date and (ii) the date of the next annual meeting following the grant date, subject to such Eligible Director’s continued service through the applicable vesting date.

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Annual Grant: An Eligible Director who continues to serve on our board through the date of the annual meeting of the Company’s stockholders each calendar year (beginning with calendar year 2022) will be granted, on such annual meeting date, a restricted stock unit award with a grant-date fair value of approximately $250,000. Each annual grant will vest in full on the earlier to occur of (i) the first anniversary of the applicable grant date and (ii) the date of the next annual meeting following the grant date, subject to such Eligible Director’s continued service through the applicable vesting date.

In addition, each Initial Grant and Annual Grant will vest in full upon a change in control of the Company (as defined in the 2021 Plan) if the Eligible Director will not become a member of the board of the Company or the ultimate parent of the Company as of immediately following such change in control.
Compensation under our Director Compensation Program will be subject to the annual limits on non-employee director compensation set forth in the 2021 Plan, as described in the section titled “Executive Compensation.”
Equity Incentive Plans
2013 Stock Plan
We maintain the 2013 Winc, Inc. Stock Plan, or the 2013 Plan. A total of 3,256,906 shares of our common stock are reserved for issuance under the 2013 Plan. The 2013 Plan will terminate on July 14, 2027 unless the plan is amended to increase the number of shares reserved under the 2013 Plan (in which case, the 2013 Plan will terminate ten years after the date such amendment is approved by our board of directors) or earlier terminated by our board of directors. Following the effectiveness of the 2021 Plan, the 2013 Plan will terminate, and we will not make any further awards under the 2013 Plan. However, any outstanding awards granted under the 2013 Plan will remain outstanding, subject to the terms of the 2013 Plan and applicable award agreements. Shares of our common stock subject to awards granted under the 2013 Plan that expire unexercised or are cancelled, terminated or forfeited in any manner without issuance of shares thereunder following the effective date of the 2021 Plan, will become available for issuance under the 2021 Plan in accordance with its terms.
Eligibility and Administration.   Employees, consultants, and outside directors employed or engaged by us or our affiliates are eligible to receive awards under the 2013 Plan. The 2013 Plan is administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of the board of directors, as the board of directors deems appropriate. The board of directors has the authority determine the purchase price of shares offered under the plan; the authority to determine the applicable terms and conditions of stock grant, purchase, and option agreements; determine the exercisability provisions of stock option agreements; determine the expiration date of any option awarded under the 2013 Plan; within the limitations of the 2013 Plan, modify, extend, assume, and accept cancellation of any outstanding options awarded under the 2013 Plan (except to the extent any modification does not impair an optionee’s rights under or increase his or her obligations without such optionee’s consent); full authority and discretion to take any other actions it deems necessary or advisable for the administration of the 2013 Plan; and amend, suspend, or terminate the 2013 Plan at any time and for any reason.
Awards.   The 2013 Plan provides for the direct award and sale of shares, as well as the grant of nonqualified stock options and incentive stock options. Each award under the 2013 Plan is evidenced by a separate agreement between our company and the participant, which details all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. The following types of awards have been granted under the 2013 Plan:
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Nonqualified Stock Options.   Nonqualified stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. The exercise price of a stock option is fixed by the board of directors and may not be less than 100% of the fair market value of the underlying share on the date of grant. The term of a stock option is determined by our board of directors, but may not exceed ten years. Vesting conditions determined by our board of directors may apply to stock options and may include the occurrence of certain events, the passage of a specified period of time, achievement by us of certain performance goals, and/or other fulfillment of certain conditions.

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Incentive Stock Options.   Incentive stock options are designed to comply with the provisions of the Code and are subject to specified restrictions contained in the Code applicable to incentive stock options. Among such restrictions, incentive stock options must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the participant’s termination of employment, and must be exercised within ten years after the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock on the date of grant, the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the incentive stock option must expire on the fifth anniversary of the date of its grant.

The 2013 Plan also permits the direct award and sale of stock but no such awards or sales have been made under the 2013 Plan.
Certain Transactions.   In the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, or a combination or other change in shares of our common stock, the 2013 Plan provides that proportionate adjustments shall automatically be made to the number and type of shares that may be issued under the 2013 Plan, the number, type, and price per share of stock subject to outstanding awards granted under the 2013 Plan, and the repurchase price applicable to stock granted under the 2013 Plan pursuant to the award agreement. In the event of an extraordinary dividend payable in a form other than stock in an amount that has a material effect on the fair market value of the stock, a recapitalization, a spin-off, or a similar occurrence, the board of directors, in its sole discretion, may make appropriate adjustments to the number and type of shares that may be issued under the 2013 Plan, the number, type, and price per share of stock subject to outstanding awards granted under the 2013 Plan, and the repurchase price applicable to stock granted under the 2013 Plan pursuant to the award agreement; provided, that the board of directors shall make any such adjustment as may be required by Section 21502(o) of the California Corporations Code.
In the event of a corporate transaction, all stock under the 2013 Plan and all options and other plan awards outstanding on the effective date of the transaction shall be treated in the manner described in the definitive transaction agreement. The treatment specified in such transaction agreement may include one or more of the following with respect to each outstanding option or award: (i) arrange for the assumption, continuation, or substitution of the awards by the surviving corporation; (ii) make a payment equal to the excess of the value of the property received by the option holder as a result of the transaction over the per-share exercise price of the option; (iii) cancel any award, provided the option holder is given at least five days’ notice and an opportunity to exercise his option to the extent the option is vested; (iv) suspend option holders’ rights to exercise during a limited period of time preceding the closing of the transaction; and (v)  suspend option holders’ early exercise rights, provided that the option may be exercised to the extent vested following the close of the transaction. In addition, the board of directors has discretion to accelerate the vesting and exercisability of an option or any other award under the 2013 Plan in connection with a corporate transaction.
Plan Amendment and Termination.   Our board of directors may amend, suspend, or terminate the 2013 Plan at any time and for any reasons, provided that no such amendment shall be made without stockholder approval to the extent such approval is required by law or the amendment (i) increases the number of shares available under the 2013 Plan, or (ii) materially changes the class of persons who are eligible for grants of incentive stock options under the 2013 Plan. Further, no such amendment, suspension or termination shall impair the rights of participants under outstanding awards without the consent of the affected participants. As described above, the 2013 Plan will terminate as of the effective date of the 2021 Plan.
2021 Incentive Award Plan
In connection with this offering, our board of directors adopted, and our stockholders approved, the 2021 Incentive Award Plan, or the 2021 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan are summarized below.
Eligibility and Administration.    Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries, will be eligible to receive awards under the 2021 Plan. Following this offering, the 2021 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2021 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2021 Plan, including any vesting and vesting acceleration conditions.
Limitation on Awards and Shares Available.    The initial number of shares of our common stock available for issuance under awards granted pursuant to the 2021 Plan will equal 1,314,321 shares, which shares may be authorized but unissued shares, treasury shares or shares purchased in the open market. Notwithstanding anything to the contrary in the 2021 Plan, no more than 25,000,000 shares of our common stock may be issued pursuant to the exercise of incentive stock options under the 2021 Plan.
The number of shares available for issuance will be increased by an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (i) 5% of the aggregate number of shares of our common stock outstanding on the final day of the immediately preceding calendar year and (ii) such smaller number of shares as is determined by our board of directors.

If an award under the 2021 Plan or 2013 Plan expires, lapses or is terminated, exchanged for or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2021 Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the 2021 Plan or the 2013 Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the 2021 Plan or the 2013 Plan being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the 2021 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2021 Plan will not reduce the shares available for grant under the 2021 Plan. However, the following shares may not be used again for grant under the 2021 Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.
Awards granted under the 2021 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2021 Plan. The 2021 Plan provides that, commencing with the calendar year following the calendar year in which the effective date of the 2021 Plan occurs, the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed the amount equal to $500,000.
Awards.    The 2021 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, restricted stock units, or RSUs, stock appreciation rights, or SARs, and other stock or cash awards. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2021 Plan will be set forth in award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.
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Stock Options.   Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

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SARs.   SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

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Restricted Stock and RSUs.   Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met, and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares.

Settlement of RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.
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Other Stock or Cash Based Awards.   Other stock or cash based awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock may be granted under the 2021 Plan. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards.

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Dividend Equivalents.   Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards.   Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (1) net earnings (either before or after one or more of the following: (a) interest, (b) taxes, (c) depreciation, (d) amortization and (e) non-cash equity-based compensation expense); (2) gross or net sales or revenue; (3) net income (either before or after taxes); (4) adjusted net income; (5) operating earnings or profit; (6)  cash flow (including, but not limited to, operating cash flow and free cash flow); (7) return on assets; (8) return on capital; (9) return on stockholders’ equity; (10) total stockholder return; (11) return on sales; (12) gross or net profit or operating margin; (13) costs; (14) funds from operations; (15) expenses; (16) working capital; (17) earnings per share; (18) adjusted earnings per share; (19) price per share of our common stock; (20) regulatory achievements or compliance; (21) implementation or completion of critical projects; (22) market share; (23) economic value; (24) debt levels or reduction; (25) sales-related goals; (26) comparisons with other stock market indices; (27) operating efficiency; (28) employee satisfaction; (29) financing and other capital raising transactions; (30) recruiting and maintaining personnel; (31) year-end cash; and (32) human capital management goals or environmental, social and governance goals, any of which may be measured either in absolute terms for us or any operating unit of our company or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators or indices.
Certain Transactions.   The plan administrator has broad discretion to take action under the 2021 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2021 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2021 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.
Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments.    The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw- back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2021 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.
Plan Amendment and Termination.   Our board of directors may amend or terminate the 2021 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2021 Plan. Stockholder approval is not required for any amendment that “reprices” any stock option or SAR, or cancels any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. No award may be granted pursuant to the 2021 Plan after the tenth anniversary of the earlier of the date on which our stockholders approved the 2021 Plan or the date on which our board of directors adopted the 2021 Plan.
2021 Employee Stock Purchase Plan
In connection with this offering, our board of directors adopted, and our stockholders approved, the 2021 Employee Stock Purchase Plan, or ESPP. The material terms of the ESPP are summarized below.
Shares Available; Administration.   The initial share reserve under the ESPP will equal 262,864 shares. In addition, we expect that the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2022 and ending in 2031, by an amount equal to the lesser of: (i) 1% of the aggregate number of shares of our common stock outstanding on the final day of the immediately preceding calendar year and (ii)  such smaller number of shares as is determined by our board of directors. In no event will more than 10,000,000 shares of our common stock be available for issuance under the ESPP.
Our board of directors or a committee designated by our board of directors will have authority to interpret the terms of the ESPP and determine eligibility of participants. The compensation committee will be the administrator of the ESPP.
Eligibility.   The plan administrator may designate certain of our subsidiaries as participating “designated subsidiaries” in the ESPP and may change these designations from time to time. Employees of our company and our designated subsidiaries are eligible to participate in the ESPP if they meet the eligibility requirements under the ESPP established from time to time by the plan administrator. However, an employee may not be granted rights to purchase stock under the ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.
If the grant of a purchase right under the ESPP to any eligible employee who is a citizen or resident of a foreign jurisdiction would be prohibited under the laws of such foreign jurisdiction or the grant of a purchase right to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code, as determined by the plan administrator in its sole discretion, such employee will not be permitted to participate in the ESPP.
Eligible employees become participants in the ESPP by enrolling and authorizing payroll deductions by the deadline established by the plan administrator prior to the relevant offering date. Directors who are not employees, as well as consultants, are not eligible to participate. Employees who choose to not participate, or are not eligible to participate at the start of an offering period but who become eligible thereafter, may enroll in any subsequent offering period.
Participation in an Offering.   We intend for the ESPP to qualify under Section 423 of the Code and stock will be offered under the ESPP during offering periods. The length of offering periods under the ESPP will be determined by the plan administrator and may be up to twenty seven months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The number of purchase periods within, and purchase dates during, each offering period will be established by the plan administrator. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.
The ESPP will permit participants to purchase our common stock through payroll deductions of up to 15% of their eligible compensation, unless otherwise determined by the plan administrator, which will include a participant’s gross base compensation for services to us, including overtime payments, periodic bonuses, and sales commissions, and excluding one-time bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period or purchase period, which, in the absence of a contrary designation, will be 1,250 shares for an offering period and/or a purchase period. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).
On the first trading day of each offering period, each participant automatically will be granted an option to purchase shares of our common stock. The option will be exercised on the applicable purchase date(s) during the offering period, to the extent of the payroll deductions accumulated during the applicable purchase period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the applicable purchase date, which will be the final trading day of the applicable purchase period.
Participants may voluntarily end their participation in the ESPP at any time at least two weeks prior to the end of the applicable offering period (or such longer or shorter period specified by the plan administrator), and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.
Transferability.   A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided in the ESPP.
Certain Transactions.   In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (i) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (ii) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, (iii) the adjustment in the number and type of shares of stock subject to outstanding rights, (iv) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (v) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2021 Plan.
Plan Amendment; Termination.   The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP must be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the ESPP in any manner that would be considered the adoption of a new plan within the meaning of Treasury regulation Section 1.423-2(c)(4), or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the equity and other compensation, termination, change in control and other arrangements discussed in the section titled “Executive and Director Compensation,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction which:
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we have been or are to be a participant;

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the amount involved exceeded or will exceed the greater of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

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any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Loans to Executive Officers
In February, April and May 2021, in order to fund the exercise of options to purchase our common stock, we entered into full recourse promissory notes with Geoffrey McFarlane, our Chief Executive Officer and a member of our board of directors, Matthew Thelen, our General Counsel and Chief Strategy Officer, Brian Smith, our President and the Chairperson of our board of directors, Carol Brault, our Chief Financial Officer and Erin Green, our Chief Operating Officer, for an aggregate principal amount of $1,076,128, $501,776, $975,000, $414,270 and $468,500 respectively, which we refer to as the Management Notes. The Management Notes were forgiven prior to the filing of this registration statement with the SEC. Prior to their forgiveness, the Management Notes were secured by the shares issued pursuant to such option exercises, including an aggregate of 915,721 shares, 200,606 shares, 715,500 shares, 127,296 shares and 125,000 shares held by Mr. McFarlane, Mr. Thelen, Mr. Smith, Ms. Brault and Ms. Green, respectively. The aggregate principal balance of the promissory notes at the time of their forgiveness was approximately $3.4 million. The promissory notes were prepayable at any time without penalty and the February and April notes accrued interest at 2.25% per annum, the May notes accrued interest at 4.07% per annum, compounding annually, and was payable at the earlier of: (i) the date of any sale, transfer or other disposition of all or any portion of the pledged shares, (ii) five years from the date of the promissory note and (iii) the latest date repayment must be made in order to prevent a violation of Section 13(k) of the Securities Exchange Act of 1934, as amended.
Investors’ Rights Agreement
In connection with our Series F redeemable convertible preferred stock financing, we entered into a seventh amended and restated investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, rights of first offer, voting rights and rights of first refusal, among other things, with certain holders of our capital stock. Geoffrey McFarlane, our Chief Executive Officer and member of our board of directors, and Brian Smith, our President and the Chairperson of our board of directors, are parties to our investors’ rights and right of first refusal and co-sale agreements.
In October 2021, the voting agreement was terminated. The other agreements will terminate upon the closing of this offering, except for the registration rights granted under our investors’ rights agreement, which will terminate upon the earliest of: (1) five years after the completion of this offering; (2) the occurrence of a deemed liquidation, as defined in our certificate of incorporation; and (3) such time as such holders holds less than one percent of our outstanding common stock (treating all shares of preferred stock on an as converted basis) and all common stock held by or issuable to such holder (and its affiliates) may be sold pursuant to Rule 144 under the Securities Act during any ninety day period. For a description of the registration rights, see the section titled “Description of Capital Stock—Registration Rights.”
Series C Preferred Stock Financing
In April 2019, we issued and sold shares of our Series C redeemable convertible preferred stock to investors that included entities affiliated with Cool Japan Fund, a beneficial owner of more than 5% of our capital stock. The affiliated entities purchased an aggregate of 1,026,198 shares of Series C redeemable convertible preferred stock for a purchase price of approximately $9.7448 per share. Our Series C redeemable convertible preferred stock will convert into shares of our common stock in connection with the closing of this offering.
Series C Preferred Stock Financing
In April 2021, we issued and sold shares of our Series F redeemable convertible preferred stock to investors that included Thomas Wetherald, a beneficial owner of more than 5% of our capital stock. Mr. Wetherald purchased an aggregate of 428,571 shares of Series F redeemable convertible preferred stock for a purchase price of $14.00 per share. Our Series F redeemable convertible preferred stock will convert into shares of our common stock in connection with the closing of this offering.
Indemnification Agreements
We have entered into, and plan on entering into, indemnification agreements with each of our directors and executive officers. See “Description of Capital Stock — Limitations on Liability and Indemnification Matters.”
Policies and Procedures for Related Party Transactions
Our board of directors has adopted a written related person transaction policy, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated party, whether the transaction is inconsistent with the interests of the Company and our stockholders and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock, as of October 9, 2021, and as adjusted to reflect our sale of common stock in this offering, by:
•
each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•
each of our named executive officers;

•
each of our directors; and

•
all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, subject to any applicable community property laws.
Applicable percentage ownership before this offering is based on 11,479,703 shares of our common stock outstanding as of October 9, 2021, after giving effect to the Preferred Stock Conversion in connection with the closing of this offering. Applicable percentage ownership of our common stock after this offering reflects the sale of 1,692,308 shares of our common stock in this offering.
In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options, warrants or other rights held by such person that are currently exercisable or would become exercisable or would vest based on service-based vesting conditions within 60 days of October 9, 2021. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, the table below excludes any potential purchases in this offering by the beneficial owners identified in the table below.
Name of Beneficial Owner(1)	Total Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before the Offering	After the Offering
5% Stockholders
Entities affiliated with Bessemer Venture Partners(2)	1,633,905	14.2%	12.4%
Entities affiliated with Shining Capital(3)	1,008,159	8.8%	7.7%
Entities affiliated with Cool Japan Fund(4)	1,026,198	8.9%	7.8%
Thomas Wetherald(5)	603,851	5.2%	4.6%
Named Executive Officers and Directors
Geoffrey McFarlane(6)	1,090,029	9.5%	8.3%
Matthew Thelen(7)	200,606	1.7%	1.5%
Brian Smith(8)	740,096	6.5%	5.6%
Laura Joukovski(9)	34,845	*	*
Xiangwei Weng(10)	1,008,159	8.8%	7.7%
Patrick DeLong(11)	24,316	*	*
Alesia Pinney(12)	32,183	*	*
Mary Pat Thompson(13)	38,947	*	*
All Executive Officers and Directors as a Group (ten individuals)	3,421,477	27.7%	24.0%

*
Less than 1%.

(1)
Unless otherwise indicated, the address of all listed stockholders is c/o Winc, Inc., 1751 Berkeley St, Studio 3, Santa Monica, CA 90404.

(2)
Consists of (i) 57,500 shares of Series Seed Preferred Stock, 264,620 shares of Series A Preferred Stock and 139,362 shares of Series B Preferred Stock held of record by Bessemer Venture Partners VIII Institutional L.P. (“BVP VIII Inst.”), (ii) 56,513 shares of Series Seed Preferred Stock, 260,080 shares of Series A Preferred Stock and 182,187 shares of Series B Preferred Stock held of record by 15 Angels II LLC (“15A”), which is wholly owned by BVP VIII Inst., (iii) 47,710 shares of Series B Preferred Stock and 110,587 shares of Series B-1 Preferred Stock held of record by GoBlue Ventures LLC (“GoBlue”), which is wholly owned by BVP VIII Inst., (iv) 47,811 shares of Series Seed Preferred Stock, 220,032 shares of Series A Preferred Stock, 155,550 shares of Series B Preferred Stock and 91,953 shares of Series B-1 Preferred Stock held of record by Wahoowa Ventures LLC (“Wahoowa”), which is wholly owned by Bessemer Venture Partners VIII L.P. (“BVP VIII,” together with BVP VIII Inst., the “Funds”). Deer VIII & Co. L.P. is the general partner of the Funds. Deer VIII &Co. Ltd., is the general partner of Deer VIII & Co. L.P. Robert M. Stavis, David J. Cowan, Byron B. Deeter, Robert P. Goodman and Jeremy S. Levine are the directors of Deer VIII & Co. Ltd. and hold the voting and dispositive power for the Funds. Investment and voting decisions with respect to shares of the Company held by BVP VIII Inst., 15A, GoBlue and Wahoowa are made by the directors of Deer VIII & Co. Ltd. acting as an investment committee. The address for BVP VIII Inst., 15A, GoBlue and Wahoowa is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

(3)
Consists of (i) 429,390 shares of Series B Preferred Stock held of record by Dreamer Pathway Limited (BVI), (ii) 429,390 shares of Series B Preferred Stock held of record by Shiningwine Limited (BVI) and (iii) 149,379 shares of Series B-1 Preferred Stock held by Dream Catcher Investments. The address for each of the foregoing entities is Suite 8101, Level 81, International Commerce Centre, 1 Austin Road West Kowloon, Hong Kong, Hong Kong. Xiangwei Weng may be deemed to have voting and dispositive power over the shares held by the foregoing entities.

(4)
Consists of (i) 615,719 shares of Series C Preferred Stock held of record by Sake Ventures, LLC and (ii) 410,479 shares of Series C Preferred Stock held of record by Rice Wine Ventures, LLC. The address for each of the foregoing entities is 17F Roppongi Hills Mori Tower, 6-10-1, Roppongi, Minato-ku, Tokyo, 106-6117, Japan. Cool Japan Fund Inc., the parent company of such entities may be deemed to have voting and dispositive power over the shares held by these entities. Voting decisions at Cool Japan Fund Inc. with respect to the shares of common stock held by Sake Ventures, LLC and Rice Wine Ventures, LLC are made by Kenichi Kawasaki, the Chief Executive Officer of Cool Japan Fund Inc., and disposition decisions with respect to such shares are made by a committee by majority vote. The committee is comprised of seven members, including Maiko Hagiya, Reiko Gonokami, Hiroshi Nakata, Hiroshi Nakamura, Tamako Mitarai, Koichi Moriya and Kenichi Kawasaki. None of the members of the committee, including Mr. Kawasaki, has any pecuniary interest in the shares and each disclaims beneficial ownership of the shares.

(5)
Consists of (i) 432,423 shares of Series F Preferred Stock held directly by Thomas Wetherald and (ii) up to 171,428 shares of common stock that can be acquired upon the exercise of warrants that will be exercisable within 60 days of October 9, 2021.

(6)
Consists of (i) 931,821 shares of common stock held directly by Geoffrey McFarlane, and (ii) 153,437 shares of common stock and 4,771 shares of Series B-1 Preferred Stock held by the McFarlane Family Trust, of which Mr. McFarlane is one of the two trustees and not currently a beneficiary.

(7)
Consists of (i) 169,356 shares of common stock held directly by Matthew Thelen and (ii) 31,250 shares of common stock held by Little Lion's Share LLC, over which Mr. Thelen exercises exclusive voting and dispositive power with respect to the shares.

(8)
Consists of 753,625 shares of common stock held directly by Brian Smith.

(9)
Consists of up to 30,787 shares of common stock that can be acquired upon the exercise of options that will be vested within 60 days of October 9, 2021.

(10)
Consists of 1,008,159 shares of Preferred Stock beneficially owned by Shining Capital over which Mr. Weng exercises voting control. Mr. Weng does not individually own any securities of the Company.

(11)
Consists up to 24,316 shares of common stock that can be acquired upon the exercise of options that will be vested within 60 days of September 25, 2021.

(12)
Consists of (i) 4,058 shares of common stock held directly by Alesia Pinney and (ii) up to 28,125 shares of common stock that can be acquired upon the exercise of options that will be vested within 60 days of October 9, 2021.

(13)
Consists of (i) 10,822 shares of common stock held directly by Mary Pat Thompson and (ii) up to 28,125 shares of common stock that can be acquired upon the exercise of options that will be vested within 60 days of October 9, 2021.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.
General
Upon the closing of this offering, our authorized capital stock will consist of 310,000,000 shares, all with a par value of $0.0001 per share, of which:
•
300,000,000 shares are designated as common stock; and

•
10,000,000 shares are designated as preferred stock.

Common Stock
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.
In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Options
As of June 30, 2021, options to purchase 561,079 shares of our common stock were outstanding under our 2013 Plan, with a weighted-average exercise price of $3.84 per share.

Warrants
Investor Warrants
As of June 30, 2021, we had one warrant to purchase an aggregate of up to 6,843 shares of our redeemable convertible Series Seed preferred stock outstanding with an exercise price of approximately $2.20 per share. Unless earlier exercised, this warrant will expire in 2023. Immediately prior to the completion of this offering, this warrant will become exercisable for up to 6,843 shares of our common stock with a weighted-average exercise price of approximately $2.20 per share.
As of June 30, 2021, we had one warrant to purchase an aggregate of up to 2,862 shares of our redeemable convertible Series B preferred stock outstanding with an exercise price of $10.48 per share. Unless earlier exercised, this warrant will expire in 2026. Immediately prior to the completion of this offering, this warrant will become exercisable for up to 2,862 shares of our common stock with a weighted-average exercise price of $10.48 per share.
As of June 30, 2021, we had two warrants to purchase an aggregate of up to 108,289 shares of our redeemable convertible Series B-1 preferred stock outstanding with an exercise price of $10.48 per share. Unless earlier exercised, these warrants will expire in 2024 and 2027 respectively. Immediately prior to the completion of this offering, these warrants will become exercisable for up to 108,289 shares of our common stock with a weighted-average exercise price of $10.48 per share.
As of June 30, 2021, we had 27 warrants to purchase an aggregate of up to 285,704 shares of our redeemable convertible Series F preferred stock outstanding with an exercise price of $14.00 per share. Unless earlier exercised, these warrants will expire on the earlier of April 6, 2026 or upon the occurrence of a deemed liquidation event under our certificate of incorporation. Immediately following the completion of this offering, these warrants will become exercisable for 288,476 shares of our common stock with an exercise price of $14.00 per share.
The warrants will automatically be exercised prior to their respective expiration date to the extent that the fair market value of our common stock is greater than the exercise price of the warrant at its expiration date.
Representative’s Warrants
Upon completion of this offering, we will issue to Spartan Capital Securities, LLC, or its designee, warrants to purchase a number of shares of our common stock equal to 3% of the aggregate number of shares of common stock sold in this offering (including any shares sold pursuant to the underwriters’ option to purchase additional shares). The representative’s warrants will be exercisable immediately and will expire five years after the effective date of the registration statement of which this prospectus is a part. The exercise price of the representative’s warrants will be $14.30 per share, equal to 110% of the public offering price per share. See “Underwriting.”
Registration Rights
Our seventh amended and restated investors’ rights agreement, or the investors’ rights agreement, grants the parties thereto certain registration rights in respect of the “registrable securities” held by them, which securities include, with certain exceptions, shares of our common stock issued or issuable (i) upon the conversion of shares of our redeemable convertible preferred stock, (ii) upon conversion or exercise of warrants to purchase our Series F redeemable convertible preferred stock (iii) as a dividend or other distribution with respect to the shares described in the clauses (i) and (ii). Under the investors’ rights agreement, we will pay all expenses relating to such registrations, including the reasonable fees and disbursements of one counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The investors’ rights agreement also includes customary indemnification and procedural terms.
Holders of up to approximately 10.2 million shares of our common stock (including shares issuable upon the conversion of our redeemable convertible preferred stock) are entitled to such registration rights pursuant to the investors’ rights agreement. These registration rights will expire on the earlier of the date that is: (1) five years after the completion of this offering; (2) the occurrence of a deemed liquidation, as described in our certificate of incorporation; and (3) such time as such holders holds less than one percent of our outstanding common stock (treating all shares of preferred stock on an as converted basis) and all common stock held by or issuable to such holder (and its affiliates) may be sold pursuant to Rule 144 under the Securities Act during any ninety day period.
Demand registration rights
At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, certain holders of not less than 40% of the registrable securities then outstanding may, on not more than two occasions, request that we prepare, file and maintain a registration statement to register at least 40% of the registrable securities then outstanding, or a lesser percentage of registrable securities if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $15.0 million. If at any time we are eligible to use a registration statement on Form S-3, certain holders of not less than 20% of the registrable securities then outstanding may request that we prepare, file and maintain a registration statement on Form S-3 covering the sale of their registrable securities, but only if the anticipated offering price, net of underwriting discounts and commissions, would exceed $5.0 million.
Piggyback registration rights
In the event that we propose to register any of our securities under the Securities Act in connection with the public offering of such securities solely for cash, either for our own account or for the account of other security holders, the stockholders party to the investors’ rights agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain customary marketing and other limitations.
Anti-Takeover Provisions
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the voting power of our shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the closing of this offering, will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, or our chief executive officer.
Our amended and restated certificate of incorporation will further provide that, immediately after this offering, the affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent and cumulative voting. The affirmative vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.
Our amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms, and will give our board of directors the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director.
Finally, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, (A)(i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware, and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. Our amended and restated certificate of incorporation will also provide that, to the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the foregoing. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of our Company by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our Company.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy rights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in control of our Company or our management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•
before such date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon closing of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (1) persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by our board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:
•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•
subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•
the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Limitations on Liability and Indemnification Matters
Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the closing of this offering, will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers are indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Listing
Our common stock has been approved for listing on the NYSE American under the symbol “WBEV.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, future sales of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to this Offering—A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.” Our common stock has been approved for listing on the NYSE American, but we cannot assure you that there will be an active public trading market for our common stock.
Upon the closing of this offering, based on the number of shares of our common stock outstanding as of June 30, 2021 and after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock immediately prior to the closing of this offering and the expiration, we will have an aggregate of 13,143,218 shares of our common stock outstanding (or 13,397,064 shares of our common stock if the underwriters exercise in full their option to purchase additional shares). Of these shares of our common stock, all of the 1,692,308 shares sold in this offering (or 1,946,154 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining shares of our common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below. Upon expiration of the lock-up period, these shares of our common stock will be available for sale in the public market, subject in some cases to applicable volume limitations under Rule 144.
Lock-Up Agreements
We and each of our directors and executive officers and holders of substantially all of our outstanding capital stock have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Spartan Capital Securities, LLC.
Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, please see “Underwriting.”
Rule 144
Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:
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1% of the number of shares of our common stock then outstanding, which will equal approximately 131,432 shares of our common stock immediately after this offering (or 133,970 shares if the underwriters exercise their option to purchase additional shares in full); or

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the average weekly trading volume in shares of our common stock on the NYSE American during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NYSE American concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.
Non-Affiliate Resales of Restricted Securities
In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.
Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.
Rule 701
In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options under our 2013 Plan and shares of our common stock issuable under our 2021 Plan and 2021 ESPP. We expect to file the registration statement covering shares offered pursuant to our 2021 Plan and 2021 ESPP shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144.
Registration Rights
Upon the closing of this offering, the holders of up to approximately 10.2 million shares of our common stock (including shares of our common stock issuable upon the conversion of all outstanding shares of our redeemable convertible preferred stock immediately prior to the closing of this offering) or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the U.S. federal income tax consequences of purchasing, owning or disposing of the representative's warrants, nor does it address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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persons holding our common stock as part of a straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies, and other financial institutions;

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brokers, dealers, or traders in securities;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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tax-qualified retirement plans; and

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE

OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are under the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

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the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Spartan Capital Securities, LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
Spartan Capital Securities, LLC	846,154
Revere Securities LLC	846,154
Total:	1,692,308
The underwriters and the representative are collectively referred to as the “underwriters” and the “representative,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.
We have granted to the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to 253,846 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 253,846 shares of common stock from us.
	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$13.00	$22,000,004.00	$25,300,002.00
Underwriting discounts and commissions to be paid by us	$0.91	$1,540,000.28	$1,771,000.14
Proceeds, before expenses, to us	$12.09	$20,460,003.72	$23,529,001.86
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $2.6 million. We will reimburse the representative up to $200,000 for the fees and expenses of legal counsel to the underwriters and all other out-of-pocket expenses, roadshow expenses and expenses and disbursements relating to background checks of our officers and directors, plus the costs associated with the use of a third-party electric roadshow service.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
Our common stock has been approved for listing on the NYSE American under the symbol “WBEV.”

We have agreed that, without the prior written consent of Spartan Capital Securities, LLC, on behalf of the underwriters, we will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “Company Restricted Period”):
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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

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file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

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enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.
In addition, all of our directors and officers and the holders of nearly all of our outstanding stock and stock options agree that, without the prior written consent of Spartan Capital Securities, LLC, on behalf of the underwriters, they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (such period, the “Holder Restricted Period”):
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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

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enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of Spartan Capital Securities, LLC, on behalf of the underwriters, such person will not, during the Holder Restricted Period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
Spartan Capital Securities, LLC, in its sole discretion, may waive or release the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may offer and sell the shares through certain of their affiliates or other registered broker-dealers or selling agents.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.
Representative’s Warrants
Upon completion of this offering, we will issue to Spartan Capital Securities, LLC, or its designee, warrants to purchase a number of shares of our common stock equal to 3% of the aggregate number of shares of common stock sold in this offering (including any shares sold pursuant to the underwriters’ option to purchase additional shares). The representative’s warrants will be exercisable immediately and will expire five years after the effective date of the registration statement of which this prospectus is a part. The exercise price of the representative’s warrants will be $14.30, equal to 110% of the public offering price per share. The representative’s warrants shall not be redeemable. The warrants and the shares of common stock underlying the warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA. The representative’s warrants may not be sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities for a period of 180 days following the effective date of the registration statement of which this prospectus is a part, except that they may be assigned, in whole or in part, to any officer or partner of the representative, and to members of the underwriting syndicate or selling group (or to officers or partners thereof), or as otherwise permitted, in compliance with FINRA Rule 5110(e)(2). The representative’s warrants will contain provisions permitting for piggyback registration rights to the extent the holder of the underlying shares cannot sell all such shares freely in a 90 day period under Rule 144. The exercise price and number of shares issuable upon exercise of the representative’s warrants may be adjusted in certain circumstances, including in the event of a stock split or other corporate events and as otherwise permitted under Rule 5110(f)(2)(G) of FINRA.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, management’s assessment, certain financial and operating information of companies engaged in activities similar to ours and other similar issues deemed relevant by the underwriters and us. Neither we nor the underwriters can assure investors that an active trading market will develop for our shares, or that the shares will trade in the public market at or above the initial public offering price.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area, or each, a Relevant State, no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)    to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
(c)    in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase shares or subscribe for any shares, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
(a)    to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;
(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or
(c)    in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, or FSMA.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of shares as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of FSMA. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the UK who is not a relevant person must not act on or rely upon this document or any of its contents or use it as the basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the shares of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Certain legal matters will be passed upon for the underwriters by Manatt, Phelps & Phillips LLP, Costa Mesa, California.
EXPERTS
Our audited financial statements as of and for the years ended December 31, 2020 and December 31, 2019 included in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of Baker Tilly US, LLP, independent registered public accounts, upon the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. You can read our SEC filings, including the registration statement, at the SEC’s website which contains reports, proxy and information statements and other information regarding registrants, like us, that file electronically with the SEC. The address of the website is www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy and information statements and other information with the SEC. These periodic reports, proxy and information statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.winc.com. You may access these materials free of charge as soon as reasonably practicable after they are filed electronically with, or furnished to, the SEC. The inclusion of our website address in this prospectus is an inactive textual reference only. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus or the registration statement of which this prospectus forms a part. Investors should not rely on any such information in deciding whether to purchase our common stock.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Page No.
PART I. FINANCIAL INFORMATION
Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-3
Consolidated Statements of Operations for the years ended December 31, 2020 and 2019	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2020 and 2019	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-6
Notes to the Consolidated Financial Statements	F-7
Unaudited Interim Condensed Consolidated Financial Statements:
Condensed Consolidated Balance Sheets as of June 30, 2021 (unaudited) and December 31, 2020	F-28
Condensed Consolidated Statements of Operations for the six months ended June 30, 2021 and 2020 (unaudited)	F-29
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the six months ended June 30, 2021 and 2020 (unaudited)	F-30
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2021 and 2020 (unaudited)	F-31
Notes to the Condensed Consolidated Financial Statements (unaudited)	F-32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Winc, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Winc, Inc. and its subsidiary (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Baker Tilly US, LLP
We have served as the Company’s auditor since 2015.
Los Angeles, California
June 18, 2021, except for the effects of the reverse stock split discussed in Note 2 to the consolidated financial statements, as to which the date is October 13, 2021

WINC, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2020 and 2019
(in thousands, except share and per share data)
	December 31,
	2020	2019
Assets
Current assets
Cash	$7,008	$6,418
Accounts receivable, net of allowance for doubtful accounts and sales returns of $0.2 million and $0.3 million as of December 31, 2020 and 2019, respectively	1,505	1,368
Employee advances	34	18
Inventory	11,880	8,489
Prepaid expenses and other current assets	3,012	2,631
Total current assets	23,439	18,924
Property and equipment, net	654	804
Other assets	131	88
Total assets	$24,224	$19,816
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities
Accounts payable	$3,673	$3,799
Accrued liabilities	4,759	2,511
Contract liabilities	8,691	1,138
Current portion of long term debt	1,526	1,416
Line of credit	—	6,000
Total current liabilities	18,649	14,864
Deferred rent	223	309
Warrant liabilities	1,067	859
Paycheck Protection Program note payable	1,364	—
Long term debt	812	2,339
Other liabilities	496	—
Total liabilities	22,611	18,371
Commitments and contingencies (Note 10)
Redeemable Convertible Preferred stock, $0.0001 par value, 71,512,354 and 61,512,354 shares authorized as of December 31, 2020 and 2019, respectively, 7,266,986 and 6,401,491 shares issued and outstanding as of December 31, 2020 and 2019, respectively, aggregate liquidation preference of $71,746,475 and $61,407,451 as of December 31, 2020 and 2019, respectively	56,462	49,629
Stockholders’ Deficit
Common stock, $0.0001 par value, 106,910,000 shares authorized, 945,794 and 889,544, shares issued and outstanding as of December 31, 2020 and 2019, respectively	1	1
Treasury stock (168,750 shares outstanding as of December 31, 2020 and 2019)	(7)	(7)
Additional paid-in capital	2,229	1,936
Accumulated deficit	(57,072)	(50,114)
Total stockholders’ deficit	(54,849)	(48,184)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$24,224	$19,816
The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2020 and 2019
(in thousands, except per share data)
	Year Ended December 31,
	2020	2019
Net revenues	$64,707	$36,447
Cost of revenues	38,352	21,038
Gross profit	26,355	15,409
Operating expenses
Marketing	17,388	8,578
Personnel	7,582	6,328
General and administrative	7,545	7,330
Production and operations	169	88
Creative development	83	177
Total operating expenses	32,767	22,501
Loss from operations	(6,412)	(7,092)
Other (expense) income
Interest expense	(834)	(1,364)
Change in fair value of warrant liabilities	(208)	(137)
Other income	523	559
Total other expense, net	(519)	(942)
Loss before income taxes	(6,931)	(8,034)
Income tax expense	27	15
Net loss	$(6,958)	$(8,049)
Net loss per common shares – basic and diluted	$(7.80)	$(8.90)
Weighted average common shares outstanding – basic and diluted	892,333	904,005
The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
For the Years Ended December 31, 2020 and 2019
(in thousands, except share data)
	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount
Balance as of December 31, 2018	5,218,463	$39,500	911,782	$1	(168,750)	$(7)	$1,804	$(42,065)	$(40,267)
Repurchase of common stock	—	—	(22,238)	—	—	—	(90)	—	(90)
Stock-based compensation	—	—	—	—	—	—	222	—	222
Issuance of Series C Preferred Stock, net of $500 of issuance costs	1,026,198	9,500	—	—	—	—	—	—	—
Issuance of Series D Preferred Stock, net of $1,145 of issuance costs	156,830	629	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(8,049)	(8,049)
Balances as of December 31, 2019	6,401,491	49,629	889,544	1	(168,750)	(7)	1,936	(50,114)	(48,184)
Stock-based compensation	—	—	—	—	—	—	275	—	275
Stock option exercises	—	—	56,250	—	—	—	18	—	18
Issuance of Series D Preferred Stock, net of $2,285 of issuance costs	665,384	5,248	—	—	—	—	—	—	—
Issuance of Series E Preferred Stock, net of $1,121 of issuance costs	200,111	1,585	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(6,958)	(6,958)
Balances as of December 31, 2020	7,266,986	$56,462	945,794	$1	(168,750)	$(7)	$2,229	$(57,072)	$(54,849)
The accompanying notes are an integral part of these consolidated financial statements.

WINC, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019
(in thousands)
	Year Ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(6,958)	$(8,049)
Adjustments to reconcile net loss to net cash provided by (used) in operating activities:
Depreciation and amortization of property and equipment	510	633
Amortization of debt issuance costs	251	338
Stock-based compensation	275	222
Change in fair value of warrant liabilities	208	137
Changes in operating assets and liabilities:
Accounts receivable	(137)	(321)
Inventory	(3,391)	614
Prepaid and other current assets	(381)	(701)
Other assets	(43)	—
Accounts payable	(126)	871
Accrued liabilities	2,248	764
Contract liabilities	7,553	(324)
Deferred rent	(86)	(55)
Other liabilities	496	(101)
Net cash provided by (used in) operating activities	419	(5,972)
Cash flows from investing activities
Purchases of property and equipment	(359)	(385)
Collections from (loans for) employee advances	(16)	91
Net cash used in investing activities	(375)	(294)
Cash flow from financing activities
Repurchase of common stock	—	(90)
(Payments) borrowings on line of credit, net	(6,000)	1,575
Proceeds received for the issuance of common stock	18	—
Payments on notes payable	—	(833)
Proceeds from Paycheck Protection Program note payable	1,364	—
Repayments of long-term debt	(1,669)	—
Proceeds from issuance of preferred stock, net of issuance costs	6,833	10,129
Net cash provided by financing activities	546	10,781
Net increase in cash	590	4,515
Cash – beginning of year	6,418	1,903
Cash – end of year	$7,008	$6,418
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$597	$796
Income taxes paid	$27	$15
The accompanying notes are an integral part of these consolidated financial statements.

1.   DESCRIPTION OF BUSINESS
Winc, Inc. (the “Company” or “Winc”) is a Delaware corporation, which was originally incorporated on August 11, 2011. The Company offers participation in its membership rewards program (“Insider Access”) that enables consumers to gain access to member-only pricing, emails, newsletters, special offers, and other updates to maximize their experience. The Company provides personalized consumer recommendations, delivering a shipment of wine per month for a monthly fee. The Company has a direct-to-consumer model, which involves the Company bottling, labeling, and distributing wine under its own winery license. The Company also features wines at select retailers and restaurants nationwide. A variety of the wines offered online and through wholesale are produced at third-party vineyards and wineries.
The Company sources from vineyards and works with winemakers and ships all wine, domestic and international, in bulk containers to a centralized winemaking and bottling facility on California’s Central Coast.
2.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements include the accounts of Winc and its wholly-owned subsidiary. The Company prepares its consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States (“GAAP”). All significant intercompany transactions have been eliminated.
Reverse Stock Split
On October 12, 2021, the Board of Directors and stockholders approved, and the Company filed, an amended and restated certificate of incorporation effecting a 8-to-1 reverse stock split of common stock and all redeemable convertible preferred stock.The par value of the common and redeemable convertible preferred stock was not adjusted as a result of the reverse stock split. All authorized, issued and outstanding common stock, redeemable convertible preferred stock, warrants for preferred stock, stock options and per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented.
Reclassifications
Certain reclassifications have been made to the prior periods’ consolidated financial statements in order to conform to the current period presentation. These reclassifications did not impact any prior amounts of net loss or cash flows.
Correction of Prior Period Accounting for Warrants
In connection with the preparation of its annual financial statements for the year ended December 31, 2020, the Company identified an error in its previously issued annual financial statements related to the classification and measurement of warrants to purchase its Series B-1 Preferred Stock that were issued in conjunction with a previous debt instrument. The Company did not allocate a portion of the proceeds from the debt instrument to the warrant at issuance based on the stand-alone fair value of the warrant. The error impacts the years ended December 31, 2017, 2018, and 2019.
Management assessed the materiality of the error in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 99, Materiality, as codified in Accounting Standards Codification (“ASC”) 250 (“ASC 250”), Presentation of Financial Statements, and SAB 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Consolidated Statements of Income, Balance Sheets, Shareholders Equity and Cash Flows, also as codified in ASC 250. Based on such analysis of quantitative and qualitative factors, the Company concluded that the error does not represent a material misstatement of previously issued consolidated financial statements and, therefore, no amendments to previously filed reports with the SEC are required.

While the impact of the error was not a material misstatement to any previously issued consolidated financial statements, correcting the aggregate impact of the error in the results of operations for the year ended December 31, 2020 would result in a material misstatement of the consolidated financial statements for the year ended December 31, 2020. Accordingly, the Company concluded it was appropriate to correct the consolidated financial statements as of and for the year ended December 31, 2019 presented herein. Therefore, the Company recognized an adjustment to decrease its previously stated accumulated deficit by $0.6 million as of January 1, 2019 to recognize the aggregate impact on the Company’s results of operations through that date and an adjustment to increase its previously stated interest expense by $0.3 million for the year ended December 31, 2019.
Liquidity Matters
The Company has incurred losses and has an accumulated deficit of $57.1 million as of December 31, 2020. The Company’s primary liquidity sources are operating cash flow, cash on hand, and short-term investments. Although the Company did not experience a substantial decrease in cash flow from operations as a result of the impact of the COVID-19 pandemic, it obtained relief under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in the form of a $1.4 million “Paycheck Protection Program” (“PPP”) loan in April 2020. The loan was subsequently forgiven in March 2021 prior to any principal or interest payments being made. Through the year ended December 31, 2020, the Company has been dependent on debt, equity financing, and the PPP loan to fund its operations. During the second quarter of 2021, the Company issued and sold 714,272 shares of Series F redeemable convertible preferred stock, for net proceeds of $9.1 million (excludes the issuance of 71,428 shares of Series F Preferred Stock in connection with the purchase of certain assets of Natural Merchants, Inc. — see Note 17).
The Company’s management believes it will continue to obtain third party financing to support future operations until the Company itself achieves profitability on a stand-alone basis. However, there can be no assurance that projected revenue growth and improvement in operating results will occur or that the Company will successfully implement its plans. In the event cash flow from operations and borrowings are not sufficient, additional sources of financing, such as equity offerings, will be required in order to maintain the Company’s current operations. Based upon the Company’s current operating plan, management believes that the Company’s existing cash as of December 31, 2020, plus the net proceeds from its Series E and Series F redeemable convertible preferred stock financings during the first and second quarters of 2021, is sufficient to support operations for at least the next 12 months following issuance of these consolidated financial statements.
COVID-19 Pandemic
On March 11, 2020, the World Health Organization characterized the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures. In response, extraordinary actions were taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions throughout the world. These actions included travel bans, quarantines, “stay-at-home” orders, and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. Some of these measures have since been rescinded, but the Company continues to take precautionary measures in order to minimize the risk of the virus to its employees and the communities in which it operates. While the impacts of COVID-19 have generally stabilized during 2021, there remains uncertainty around the broader implications of the COVID-19 pandemic on the Company’s results of operations and overall financial performance. The COVID-19 pandemic has, to date, not had a material adverse impact on its results of operations or the ability to raise funds to sustain operations. The economic effects of the pandemic and resulting long-term societal changes are currently not predictable, and the future financial impacts could vary from those foreseen.
Risks and uncertainties
The Company’s future results of operations involve risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, continued demand for the Company’s products, stability of global financial markets, cybersecurity breaches and other disruptions that could compromise the Company’s information or results, business disruptions that are caused by natural disasters or pandemic events, competition from substitute products and larger companies, government regulations and oversight, patent and other types of litigation, ability to protect proprietary technology, and dependence on key individuals.
Emerging growth company status
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it: (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash. The Company’s cash is held by financial institutions in the United States (“U.S.”), which management believes to be financially sound, and, accordingly, minimal credit risk exists with respect to the financial institutions. At times, the Company’s deposits held in the U.S. may exceed the Federal Depository Insurance Corporation insured limits. No losses have been experienced related to such amounts.
Segments
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company determined that the CEO and President act together as the Company’s CODM. The CODM reviews financial information separately for DTC and wholesale for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in two reportable segments. See Note 14 for disaggregated financial information by reportable segment.
Business Combinations and Asset Acquisitions
The Company accounts for business combinations and asset acquisitions in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The results of acquisitions are included in the Company’s consolidated financial statements from the date of the acquisition. Purchase accounting results in acquired assets and liabilities generally being recognized at their estimated fair values on the acquisition date. In a business combination, any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill. In an asset acquisition, any excess consideration over the fair value of assets acquired and liabilities assumed is allocated to the assets acquired and liabilities assumed on a relative fair value basis. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs, and cash flows, discount rates, and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with management’s determination of the fair values of assets acquired and liabilities assumed. During the measurement period of a business combination, if new information is obtained about facts and circumstances that existed as of the acquisition date, changes in the estimated fair values of the net assets recorded may change the amount of the purchase price allocable to the excess over the fair value of assets acquired.

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying Notes. Significant estimates include, but are not limited to, fair value of financial instruments, revenue recognition, and stock-based compensation. Actual results may differ materially from these estimates.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable is stated as the amount billed, net of an allowance for doubtful accounts and sales returns. The Company’s allowance for doubtful accounts is adjusted periodically and is based on management’s consideration of the age, nature of the past due accounts, historical losses, existing economic conditions, and specific analysis of each account. Changes in the Company’s estimate to the allowance for doubtful accounts are recorded through bad debt expense and individual accounts are charged against the allowance when all reasonable collection efforts are exhausted. Collections of previously written off accounts are recognized as an offset to bad debt expense in the period they are received. As of December 31, 2020 and 2019, the allowance for doubtful accounts and sales returns was $0.2 million and $0.3 million, respectively.
The following table summarizes the allowance for doubtful accounts (in thousands):
	December 31,
	2020	2019
Beginning balance	$272	$109
Provision	2,667	1,289
Write-offs, net	(2,701)	(1,126)
Ending balance	$238	$272
Inventory
Inventory consists primarily of finished products (ready for sale), boxes/packaging, and raw materials (juice, wine, bottles, labels, etc.) and all inventories are stated at the lower of cost or net realizable value, using the first-in, first-out method. All inventories are classified as current assets in accordance with recognized industry practice, although a portion of such inventories will be aged for periods longer than one year. The Company periodically reviews inventory for obsolete, spoiled, or slow-moving items based on prior sales, forecasted demand, and historical experience, and as of December 31, 2020 and 2019, no allowance was required. However, inventory is reduced for estimated losses related to shrinkage, which is based on historical losses verified by physical inventory counts. As of December 31, 2020 and 2019, there was no material shrinkage allowance.
Property and Equipment
Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimate useful lives of the assets. The following table presents the estimated useful lives generally assigned to each asset category:
Category	Useful Life
Machinery and equipment	2 – 5 years
Computers and server equipment	3 – 5 years
Furniture and fixtures	5 years
Leasehold improvements	5 years
Purchased software and licenses	5 years
Capitalized software	3 – 5 years
Website development	2 years

Expenditures associated with upgrades and enhancements that improve, add functionality, or otherwise extend the life of property and equipment are capitalized, while expenditures that do not, such as repairs and maintenance, are expensed as incurred. Total repairs and maintenance amounted to $0.1 million for both the years ended December 31, 2020 and 2019.
Impairment of Long-lived Assets
The Company reviews its depreciable long-lived assets for impairment when there is evidence that events or changes in circumstances indicate that the carrying values may not be recoverable. An impairment loss may be recognized when the undiscounted cash flows expected to be generated by a long-lived asset (or group assets) are less than its carrying value. Any required impairment loss would be measured as the amount by which the asset’s carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and charged against earnings. There was no impairment of long-lived assets recognized by the Company during the years ended December 31, 2020 or 2019.
Leases and Deferred Rent
The Company accounts for leases in accordance with ASC 840, Leases. The Company categorizes leases at their inception as either operating or capital. Under ASC 840, a lease arrangement is classified as a capital lease if at least one of the following criteria are met: (i) transfer of ownership to the Company prior to or shortly after the end of the lease term, (ii) the Company has a bargain purchase option during or at the end of the lease term, (iii) the lease term is equal to 75% or more of the underlying asset’s economic life, or (iv) the present value of future minimum lease payments (excluding executory costs) is equal to 90% or more of the fair value of the leased property.
Rent expense is recorded on a straight-line basis over the lease term. Deferred rent is the difference between rent payments and rent expense in any period and is recorded as a liability in the consolidated balance sheets and amortized as a reduction of rent expense over the term of the lease.
Warrant Liabilities
The Company has issued warrants to purchase redeemable convertible preferred stock in conjunction with certain debt and equity financings. The Company accounts for its issued warrants as liabilities (in accordance with ASC 480) in the consolidated balance sheets. The warrant liabilities are initially measured at fair value, resulting in an implied discount on the related financing arrangement (recognized as a partial offset to the principal balance of the financing). Changes in the fair value of the warrant liabilities are recognized in earnings during each period.
For the years ended December 31, 2020 and 2019, the Company recognized other expense of $0.2 million and $0.1 million, respectively, related to the change in the fair value of issued warrants. See Note 9 for description of warrant liabilities and the related valuations.
Redeemable Convertible Preferred Stock
The Company classifies redeemable convertible preferred stock outside of stockholders’ deficit on the accompanying balance sheets. The Company records the issuance of redeemable convertible preferred stock at the issuance price, net of related issuance costs.
Revenue Recognition
The Company adopted the revenue recognition guidelines in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), effective January 1, 2019. ASC 606 provides that revenues are to be recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration expected to be received for those goods or services. Revenue is recognized when or as the performance obligation has been satisfied and control of the product has transferred to the customer. In evaluating the timing of the transfer of control of products to customers, the Company considers several indicators, including significant risks and rewards of products, the right to payment, and the legal title of the products. Deferred revenue represents billings or payments received in advance of services performed.

The Company generates revenue from the following revenue streams:
Direct to Consumer Sales: Wine sales direct to customers through monthly membership or individual orders of bottles. Customers can skip a month and a membership is not required to purchase wine.
Wholesale Sales: Direct-to-buyer wine sales in large quantities to various businesses and other wholesale customers.
Breakage Sales: Sales recognized from the unused gift cards and prepaid credits.
The Company’s primary performance obligation is to transfer a specific quantity of wine to the customer, whether that be to the consumer directly or through wholesale. The Company’s principal terms of DTC sales are FOB destination and the Company transfers control and records revenue for online wine sales upon receipt of the wine by the customer. Wholesale revenue is recognized when the wholesale customer picks up the wine from one of the Company’s distribution points. Accordingly, revenues from online and wholesale sales are recognized at a point in time when the customer obtains control of the wine. Revenue is measured as the amount of consideration the Company expects to receive in exchange for the transfer of wine and is generally based on a fixed price according to a contract. Shipping and handling fees charged to customers are reported within revenue and the Company elected to exclude sales tax assessed by a government authority from the transaction price. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract are expensed as incurred when the amortization period is less than a year.
Sales allowances related to returns are generally not material to the consolidated financial statements. Estimates for sales allowances are based on, among other things, an assessment of historical trends, information from customers, and anticipated returns related to current sales activity. These estimates are established in the period of sale and reduce revenue in the period of sale.
Gift cards and prepaid credits are recorded as a contract liability when sold and recorded as revenue when the customer redeems the gift card or prepaid credit. Based on historical redemption rates, a percentage of gift cards and prepaid credits will not be redeemed, which is referred to as “breakage.” Breakage revenue is recognized in proportion to the pattern of redemption by the customer, which the Company determined to be the historical redemption rate.
Cost of Revenues
Cost of revenues consists of wine-related costs, bottling materials, packaging, fulfillment costs, credit card fees, shipping costs, storage costs, and barrel depreciation.
Advertising Costs
Advertising costs are expensed in the period incurred (included in marketing expenses in the consolidated statements of operations) and amounted to $16.7 million and $8.1 million for the years ended December 31, 2020 and 2019, respectively.
Stock-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718, Stock Compensation. The Company accounts for all stock-based awards granted to employees and non-employees as stock-based compensation expense based on the grant date fair value. Stock-based compensation is classified in the accompanying consolidated statements of operations based on the function to which the related services are provided. The Company recognizes stock-based compensation expense for employees on a straight-line basis over the requisite service period. Forfeitures are accounted for as they occur. Compensation expense totaled $0.3 million and $0.2 million, for the years ended December 31, 2020 and 2019, respectively.
The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on the following subjective assumptions:

Expected Term — The expected term represents the period that the Company’s stock options are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) as the Company has concluded that its stock option exercise history does not provide a reasonable basis upon which to estimate expected term.
Volatility — Because the Company is privately held and does not have an active trading market for its common stock, the expected volatility was estimated based on the average volatility for comparable publicly-traded companies, over a period equal to the expected term of the stock option grants.
Risk-free Rate — The risk-free rate assumption is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the option.
Dividends — The Company has never paid, and does not anticipate paying, dividends on its common stock. Therefore, the Company uses an expected dividend yield of zero.
Income Taxes
The Company provides for income taxes using the asset and liability method. Deferred income taxes are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted statutory tax rates in effect for years in which differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to reflect uncertainty associated with their ultimate realization. The Company’s net deferred tax assets have a full valuation allowance against them due to such uncertainty.
The Company evaluates its uncertain tax positions in a two-step process. First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination by the taxing authorities. If a tax position meets the more-likely-than-not recognition threshold it is then measured to determine the amount of benefit to recognize in the consolidated financial statements. The tax position is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company currently does not have any unrecognized tax benefits.
Fair Value of Financial Instruments
The Company’s financial instruments include cash, accounts receivable, employee advances, accounts payable, accrued liabilities, line of credit, and notes payable. The Company believes that the fair value of these financial instruments approximates their carrying amounts based on current market indicators, such as prevailing market rates and the short-term maturities of certain financial instruments.
The Company measures the fair value of financial assets and liabilities recorded at fair value based on the guidance of ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which requires an entity to expand disclosures about fair value measurements.
ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:
Level 1–
Quoted prices in active markets for identical assets or liabilities.

Level 2–
Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data.

Level 3–
Inputs that are unobservable and supported by little or no market activity.

The Company uses Level 3 inputs (see Note 9) to derive the estimated fair value of its warrant liabilities, which are measured on a recurring basis. The Company did not have any other assets or liabilities that were measured using Level 3 inputs on a recurring or nonrecurring basis during the years ended December 31, 2020 and 2019. There were no transfers between levels during the years ended December 31, 2020 and 2019.
Internally Developed Software Costs
Computer software development costs are expensed as incurred, except for internal use software or website development costs that qualify for capitalization as described below, and include compensation and related expenses, costs of computer hardware and software, and costs incurred in developing features and functionality.
For computer software developed or obtained for internal use, costs that are incurred in the preliminary project and post implementation stages of software development are expensed as incurred. Costs incurred during the application and development stage are capitalized. Capitalized costs are amortized using the straight-line method over a three-year estimated useful life, beginning in the period in which the software is available for use. Capitalized software development costs, net of accumulated amortization, totaled $0.5 million and $0.6 million, as of December 31, 2020 and 2019, respectively. Amortization of software costs was $0.4 million for both the years ended December 31, 2020 and 2019.
Earnings per Share
Basic earnings (loss) per share attributable to common stockholders is calculated by dividing net income (loss) attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents. Diluted earnings (loss) per share attributable to common stockholders is calculated by adjusting weighted average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period, determined using the treasury-stock and if-converted methods.
Recently Adopted Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. This guidance supersedes the revenue recognition requirements of Topic 605, including most industry-specific revenue recognition guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which amended ASU 2014-09 to defer the effective date for implementation for nonpublic entities to fiscal years beginning after December 15, 2018, and interim reporting periods beginning after December 15, 2019.
In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only the narrow aspects of Topic 606, which include the following:
1)   Collectability criterion
2)   Presentation of sales taxes and other similar taxes collected from customers
3)   Noncash consideration
4)   Contract modifications at transition
5)   Completed contracts at transition
The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09.

The Company adopted the new standard effective January 1, 2019 using the modified retrospective approach applied to those contracts which were not completed as of January 1, 2019. As part of the adoption of the ASU, the Company elected the following transition practical expedients: (i) to reflect the aggregate of all contract modifications that occurred prior to the date of initial application when identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price; (ii) to recognize the incremental costs of obtaining a contract as an expense when the period is one year or less; and (ii) to apply the standard only to contracts that are not completed at the initial date of application. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients. The adoption of this guidance on January 1, 2019 did not have a material impact on the Company’s financial position, results of operations, or cash flows.
In June 2018, the FASB issued ASU 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company adopted this standard as of January 1, 2019, which did not have a material impact on its consolidated financial statements.
New Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. The new standard requires the lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee, and such classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which revised the effective date for ASU No. 2016-02, Leases (Topic 842) for fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No. 2020-05, Revenue From Contracts With Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, further delaying the effective date for ASU No. 2016-02, Leases (Topic 842) to fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU No. 2019-10 and ASU No. 2020-05 upon issuance by the FASB. The Company currently is assessing the impact of ASU No. 2016-02 on its consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), as amended, which sets forth a “current expected credit loss” (CECL) model that requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to certain off-balance sheet credit exposures. The standard is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The new standard removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. The standard is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.
3.   INVENTORY
Inventory consists of the following as of December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Raw materials	$4,753	$3,099

	December 31,
	2020	2019
Finished goods	6,980	5,281
Packaging	147	109
Total inventory	$11,880	$8,489

4.   PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consist of the following as of December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Prepaid wine crushing services	$1,252	$1,939
Prepaid insurance and benefits	372	343
Prepaid software licenses	151	130
Prepaid marketing	151	103
Deposits	19	14
Prepaid other	1,067	102
Total prepaid expenses and other current assets	$3,012	$2,631
5.   PROPERTY AND EQUIPMENT
Property and equipment, net consists of the following as of December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Capitalized software	$1,966	$1,680
Furnitures and fixtures	643	643
Leasehold improvements	304	299
Machinery and equipment	262	211
Website development	168	168
Computers and server equipment	153	135
Purchased software and licenses	132	132
	3,628	3,268
Less: accumulated depreciation and amortization	(2,974)	(2,464)
Total property and equipment, net	$654	$804
Depreciation and amortization expense totaled $0.5 million and $0.6 million during the years ended December 31, 2020 and 2019, respectively.
The following table summarizes amortization expense expected to be recognized for the Company’s capitalized software as of December 31, 2020 (in thousands):
Years ending December 31,
2021	$289
2022	147
2023	52
Total	$488

6.   ACCRUED LIABILITIES
Accrued liabilities consisted of the following as of December 31, 2020 and 2019 (in thousands):
	December 31,
	2020	2019
Inventory received not billed	$1,944	$1,086
Accrued payroll liabilities	659	174
Accrued marketing	634	351
Accrued shipping	472	89
Accrued alcohol and tobacco tax	318	111
Other	732	700
Total accrued liabilities	$4,759	$2,511
7.   DEBT
In October 2015, the Company entered into a Loan and Security Agreement with Western Alliance Bank for a revolving line of credit of up to $12 million (the “WAB Line of Credit”). The WAB Line of Credit was subsequently amended to reduce the capacity to $7 million and extend the maturity to May 2020, at which point it was terminated. In December 2020, the Company entered into a Credit Agreement with Pacific Mercantile Bank for a new $7 million line of credit (the “PMB Line of Credit”). The PMB Line of Credit bears interest at a variable annual rate equal to 1.25% plus the Prime Rate (the Prime Rate was 3.25% and 4.75% as of December 31, 2020 and 2019, respectively). The combined balance of the Company’s lines of credit as of December 31, 2020 and 2019 was zero and $6.0 million, respectively. The Company was in compliance with the line of credit covenants as of December 31, 2020.
In December 2017, the Company entered into a Loan and Security Agreement with Multiplier Capital for a term loan of $5 million. The loan has a maturity date of June 29, 2022 and bears an interest at a variable annual rate equal to 6.25% above the Prime Rate, with a minimum interest rate of 11.5% and a maximum interest rate of 14% (applicable rate was 11.5% as of December 31, 2020 and 2019). The balance as of December 31, 2020 and 2019, net of unamortized debt issuance costs, was $2.3 million and $3.8 million, respectively. The Company was in compliance with the term loan covenants as of December 31, 2020.
Interest expense on the Company’s line of credit and term loan for the years ended December 31, 2020 and 2019 totaled $0.8 million and $1.1 million, respectively.
The following table summarizes the Company’s stated debt maturities and scheduled principal repayments as of December 31, 2020 (in thousands):
Years ending December 31,(1)
2021	$1,667
2022	833
Total	$2,500

(1)
Excludes debt issuance costs, which are presented net against the related debt balance in the consolidated balance sheets.

In connection with entering into and amending certain debt agreements, the Company granted warrants to purchase a fixed number of the Company’s preferred shares, all of which remain outstanding as of December 31, 2020. See Note 9 for further information.
Paycheck Protection Program Loan
On April 20, 2020, the Company received a PPP loan administered by the Small Business Administration under the CARES Act. The Company received a $1.4 million loan from Western Alliance

Bank to help maintain payroll and operations through the period impacted by the COVID-19 pandemic. The Company applied for and was granted loan forgiveness in March 2021 (see Note 17).
8.   RELATED PARTY TRANSACTIONS
During the years ended December 31, 2020 and 2019, the Company collected zero and $0.1 million, respectively, of receivables from employees and gave no material advances in either year. The receivables are presented as employee advances in the accompanying consolidated balance sheets.
During each of the years ended December 31, 2020 and 2019, the Company paid a related party $0.1 million for brand consulting services.
9.   WARRANT LIABILITIES
In connection with certain past debt and equity financings, the Company issued the following warrants, all of which were exercisable upon issuance:
Date Issued	Number of Shares	Preferred Stock Series	Price per Share	Expiration Date
July 3, 2013	6,843	Series Seed	$2.20	July 3, 2023
April 15, 2016	2,862	Series B	$10.48	April 15 2026
December 7, 2017	834	Series B-1	$10.48	December 7, 2024
December 29, 2017	107,455	Series B-1	$10.48	December 29, 2027
The warrants are recognized as liabilities in the consolidated balance sheets and are subject to re-measurement at each balance sheet date from issuance. Any change in fair value is recognized as a component of other income (expense) in the period of change. As of December 31, 2020, all warrants remain outstanding.
The valuation of the Company’s warrants contained unobservable inputs that reflected the Company’s own assumptions for which there was little market data. Accordingly, the Company’s warrant liabilities were measured at fair value on a recurring basis using unobservable inputs and were classified as Level 3 inputs. The fair value of the warrant liabilities was determined using the Black-Scholes option pricing model and the following assumptions:
	Year Ended December 31,
	2020	2019
Risk free interest rate	0.25%	1.36%
Expected term (in years)	2.50 – 6.99	3.50 – 7.99
Dividend yield	—	—
Expected volatility	60%	60%
Fair value of preferred stock	$14.00	$11.28
As of December 31, 2020 and 2019, the Company estimated the fair value of warrant liabilities using Black-Scholes model to be $1.1 million and $0.9 million, respectively.
The following table provides a roll-forward of the aggregate fair value of the Company’s warrant liabilities (in thousands):
Warrant Liabilities
Fair value at December 31, 2018	$722
Change in fair value of warrant liabilities	137
Fair value at December 31, 2019	859
Change in fair value of warrant liabilities	208
Fair value at December 31, 2020	$1,067

10.   COMMITMENTS AND CONTINGENCIES
Operating Leases
As of December 31, 2020, the Company had two non-cancelable operating leases for various facilities, which expire in December 2022 and January 2023, respectively. Minimum future rental commitments under non-cancelable operating leases, primarily for equipment and office facilities, as of December 31, 2020 are as follows (in thousands):
Years ending December 31,
2021	$1,081
2022	1,069
2023	28
Total	$2,178
The Company is also party to two non-cancelable sublease agreements and had one additional sublease agreement expire in April 2020. Both subleases are set to expire in December 2022. Minimum future sublease rental income under the non-cancelable operating subleases as of December 31, 2020, are as follows (in thousands):
Years ending December 31,
2021	$762
2022	785
Total	$1,547
Rent expense was $1.2 million and $1.1 million for the years ended December 31, 2020 and 2019, respectively, and is included in general and administrative expenses on the accompanying consolidated statements of operations. Included in other income in the accompanying consolidated statements of operations for the years ended December 31, 2020 and 2019 is rental income from sublease agreements of $0.6 million and $0.3 million, respectively.
Legal
The Company is involved, from time to time, in disputes that are incidental to its business. Management has reviewed these matters to determine if reserves are required for losses that are probable to materialize and reasonable to estimate in accordance with the authoritative guidance on accounting for contingent losses. Management evaluates such reserves, if any, based upon several criteria including the merits of each claim, settlements discussions, and advice from outside legal counsel, as well as indemnification of amounts expended by the Company’s insurers or others, if any.
In management’s opinion, none of these legal matters, individually or in the aggregate, are likely to have a material adverse effect on the Company’s combined financial position or results of operations.
11.   STOCK-BASED COMPENSATION
All employees are eligible to be granted options to purchase common stock under the Company’s 2012 and amended 2013 Equity Incentive Plans (the “Equity Plans”). Under provisions of the 2012 and 2013 Equity Plans, the Company is authorized to issue up 409,565 shares and 2,749,406 of its common stock, respectively, of which 2,546,497 have been granted under stock option awards as of December 31, 2020. The purpose of the Company’s stock-based compensation awards is to incentivize employees and other individuals who render services to the Company by providing opportunities to purchase stock in the Company.
All options granted under the 2012 and 2013 Equity Incentive Plans will expire five and ten years, respectively, from their date of issuance. Stock options generally have a four-year vesting period from their date of issuance.

The Company’s Board of Directors administer the Equity Plans, select the individuals to whom options will be granted, determine the number of options to be granted and the term and exercise price of each option. Incentive stock options and non-statutory stock options granted pursuant to the terms of the Equity Plans cannot be granted with an exercise price of less than 100% of the fair market value of the underlying Company stock on the date of the grant (110% if the award is issued to an individual that owns 10% or more of the Company’s outstanding stock). The term of the options granted under the Equity Plans cannot be greater than 10 years (five years for incentive stock options granted to optionees who have greater than 10% ownership interest in the Company). Options granted generally vest 25% on the one-year anniversary of the date of grant with the remaining balance vesting equally on a monthly basis over the subsequent three years.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model for incentive stock options granted to employees and on the reporting date for non-employees. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company estimates expected volatility based on historical and implied volatility data of comparable companies. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using the “simplified method.”
The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The following table summarizes the key valuation assumptions for options granted during the years ended December 31, 2020 and 2019:
Year Ended December 31,
	2020	2019
Risk free interest rates	0.34% – 0.44%	1.69% – 1.87%
Expected term (in years)	5.46 – 6.09	5.52 – 6.25
Dividend yield	—	—
Expected volatility	36.20% – 36.76%	34.80% – 35.55%
Fair value of common stock	$1.36 – $1.92	$0.48 – $1.52
The following tables summarize the activity of the Company’s stock options for the years ended December 31, 2020 and 2019:
	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contract Term (in years)	Aggregate Intrinsic Value (in thousands)
Options outstanding as of December 31, 2018	942,588	$2.80	6.77
Exercised	—	—	—	—
Granted	1,384,235	1.34	9.11	3,694
Forfeited	(126,267)	2.75	—	158
Expired	(1,432)	3.97	—	1
Options outstanding as of December 31, 2019	2,199,124	$1.32	8.02
Exercised	(56,250)	1.66	4.99	173
Granted	356,937	4.02	9.42	252
Forfeited	(8,244)	3.86	—	7
Expired	(138,615)	1.66	—	424
Options outstanding as of December 31, 2020	2,352,952	$1.69	7.51
The weighted average grant date fair value per share of stock options granted during the years ended December 31, 2020 and 2019 was $1.56 and $0.49, respectively. During the year ended December 31,

2020, the aggregate intrinsic values of stock option awards exercised was $0.2 million, determined at the date of option exercise. There were no stock option awards exercised during the year ended December 31, 2019.
The aggregate intrinsic value was calculated as the difference between the exercise prices of the underlying stock option awards and the estimated fair value of the Company’s common stock on the date of exercise. Total unvested shares under options as of December 31, 2020 and 2019, totaled 1,321,216 and 1,060,129, respectively.
The total fair value of shares vested as of December 31, 2020 and 2019 was $4.9 million and $1.8 million, respectively.
Total stock-based compensation expense for the year ended December 31, 2020 and 2019 was $0.3 million and $0.2 million, respectively, and is recognized as a personnel expense in the consolidated statements of operations. Total unrecognized compensation cost related to unvested stock options as of December 31, 2020 is $0.7 million and is expected to be recognized over a weighted average period of 1.45 years.
12.   EMPLOYEE BENEFIT PLAN
The Company has a 401(k) defined contribution plan which permits participating U.S. employees to defer up to a maximum of 100% of their compensation, subject to limitations established by the Internal Revenue Service. Employees aged 21 and older are eligible to contribute to the plan starting 30 days after their employment date. Once eligible, participants are automatically enrolled to contribute 6% of eligible compensation or may elect to contribute a whole percentage of their eligible compensation subject to annual Internal Revenue Code limits. The Company made no contributions for the years ended December 31, 2020 and 2019.
13.   STOCKHOLDERS’ EQUITY AND REDEEMABLE CONVERTIBLE PREFERRED STOCK
Eighth Amended and Restated Certification of Incorporation
In accordance with the Eighth Amended and Restated Certificate of Incorporation dated December 8, 2020, the Company is authorized to issue two classes of stock, common stock and preferred stock. As of December 31, 2020, the Company shall have authority to issue 106,910,000 shares of common stock with par value of $0.0001 per share and 71,512,354 shares of preferred stock with par value of $0.0001 per share.
Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock consisted of the following (in thousands, except share data):
	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference	Common Stock Issuable on Conversion
Series Seed Preferred Stock	13,296,372	1,655,186	$3,628	$3,628	1,655,186
Series A Preferred Stock	8,276,928	1,034,604	9,458	10,006	1,034,604
Series B Preferred Stock	13,381,711	1,669,848	17,472	17,499	1,669,848
Series B-1 Preferred Stock	7,736,552	858,825	8,942	13,501	858,825
Series C Preferred Stock	8,209,586	1,026,198	9,500	15,000	1,026,198
Series D Preferred Stock	10,611,205	822,214	5,877	9,306	822,214
Series E Preferred Stock	10,000,000	200,111	1,585	2,806	200,111
Total	71,512,354	7,266,986	$56,462	$71,746	7,266,986

	December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference	Common Stock Issuable on Conversion
Series Seed Preferred Stock	13,296,372	1,655,186	$3,628	$3,628	1,655,186
Series A Preferred Stock	8,276,928	1,034,604	9,458	10,006	1,034,604
Series B Preferred Stock	13,381,711	1,669,848	17,472	17,499	1,669,848
Series B-1 Preferred Stock	7,736,552	858,825	8,942	13,501	858,825
Series C Preferred Stock	8,209,586	1,026,198	9,500	15,000	1,026,198
Series D Preferred Stock	10,611,205	156,830	629	1,773	156,830
Total	61,512,354	6,401,491	$49,629	$61,407	6,401,491
During the year ended December 31, 2019, the Company raised capital of $9.5 million (net of issuance costs) through the sale of 1,026,198 shares of Series C redeemable convertible preferred stock (the “Series C Preferred Stock”) at $9.7448 per share.
During the years ended December 31, 2019 and 2020, the Company raised capital of $5.9 million (net of issuance costs) through the sale of 822,214 shares of Series D redeemable convertible preferred stock (the “Series D Preferred Stock”) at $11.3088 per share.
During the year ended December 31, 2020, the Company raised capital of $1.6 million (net of issuance costs) through the sale of 200,111 shares of Series E redeemable convertible preferred stock (the “Series E Preferred Stock”) at $14.00 per share.
Unless otherwise indicated, all attributes described below applied to Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock.
Voting Rights
The holders of common stock are entitled to one vote for each share of common stock.
The holders of preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Certificate of Incorporation, holders of preferred stock shall vote together with holders of common stock as a single class.
Dividends
The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of preferred stock shall simultaneously receive a dividend on each outstanding share of preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of (a) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (b) the number of shares of common stock issuable upon conversion of a share of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by (a) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (b) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of preferred stock pursuant to Section 1 of the Company’s Amended and Restated Certificate of Incorporation shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.
Through December 31, 2020, there were no dividends declared, paid, or set aside.
Conversion
The holders of preferred stock have conversion rights. Each share of preferred stock shall be convertible, at the option of the holder at any time and without the payment of additional consideration by the holder into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price at the time of conversion. The Series Seed conversion price is equal to $2.192. The Series A conversion price is equal to $9.6712. The Series B conversion price is equal to $10.4792. The Series B-1 conversion price is equal to $10.48. The Series C conversion price is equal to $9.7448. The Series D conversion price is equal to $11.3088. The Series E conversion price is equal to $14.00. Such initial conversion price, and the rate at which shares of preferred stock may be converted into shares of common stock, shall be subject to adjustments as provided in the Amended and Restated Certificate of Incorporation.
No fractional shares of common stock are issued upon conversion of the preferred stock. In lieu of any fractional shares, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the Board of Directors of the Company.
At conversion, any shares of preferred stock shall be retired and cancelled and may not be reissued as shares of such series.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, and Series B-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock or Common Stock
The holders of shares of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one and one-half times the original issue price (for Series C and Series B-1 Preferred Stock) and one times the original issue price (for Series E, Series D, Series B, Series A, and Series Seed Preferred Stock), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock.
After the payment of all preferential amounts required to be paid to the holders of shares of preferred stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.
Deemed liquidation events include: (a) a merger or consolidation or (b) the sale, lease, transfer, exclusive license, or other disposition of substantially all of the Company’s assets.
Through December 31, 2020, no liquidation events had occurred.
14.   SEGMENT INFORMATION
The Company evaluates its business and allocates resources based on its two reportable business segments: DTC and Wholesale. The Company has a non-reportable segment that is comprised of a small business line focused on testing new products to determine if they have long-term viability prior to integration into the DTC and/or Wholesale distribution channels. The accounting policies of the segments are the same as those described in Note 2. The Company does not report asset information by segment because that information is not used to evaluate Company performance or allocate resources between segments.
The Company evaluates performance based on Gross Profit, which is defined in accordance with US GAAP.
The following tables summarize information for the reportable segments (in thousands):
For the year ended December 31, 2020:
	DTC	Wholesale	Other non- reportable	Corporate non-segment	Total
Net revenue	$54,854	$8,237	$1,616	$—	$64,707
Cost of revenues	(31,799)	(5,844)	(709)	—	(38,352)
Gross profit	23,055	2,393	907	—	26,355
Operating expenses	(18,448)	(2,748)	(1,257)	(10,314)	(32,767)
Interest expense	—	—	—	(834)	(834)
Change in fair value of warrant liabilities	—	—	—	(208)	(208)
Other income	—	—	—	523	523
Income (loss) before income taxes	$4,607	$(355)	$(350)	$(10,833)	$(6,931)
For the year ended December 31, 2019:
	DTC	Wholesale	Other non- reportable	Corporate non-segment	Total
Net revenue	$29,628	$6,819	$—	$—	$36,447
Cost of revenues	(16,661)	(4,377)	—	—	(21,038)
Gross profit	12,967	2,442	—		15,409
Operating expenses	(9,981)	(1,121)	—	(11,399)	(22,501)
Interest expense	—	—	—	(1,364)	(1,364)
Change in fair value of warrant liabilities	—	—	—	(137)	(137)
Other income	—	—	—	559	559
Income (loss) before income taxes	$2,986	$1,321	$—	$(12,341)	$(8,034)
15.   BASIC AND DILUTED NET LOSS PER SHARE
Basic net loss per share is based upon the weighted average number of common shares outstanding. Dilution is computed by applying the treasury stock and if-converted methods, as applicable. For both periods presented, the weighted average number of shares used to compute basic and diluted loss per share is the same since the effect of potentially dilutive securities is antidilutive. The redeemable convertible preferred stock are considered participating securities; however, they were excluded from the computation of basic loss per share in the periods of net loss as there is no contractual obligation or terms for the holders to share in the losses of the Company. See Note 13 for additional information regarding the rights of preferred stockholders.

The following securities were excluded due to their anti-dilutive effect on net loss per common share recorded in each of the years:
	Year Ended December 31,
	2020	2019
Stock options	2,352,952	2,199,124
Redeemable convertible preferred stock	7,266,986	6,401,491
Warrants to purchase redeemable convertible preferred stock	117,994	117,994
Total	9,737,932	8,718,609
16.   INCOME TAXES
The components of income tax expense are as follows for the years ended December 31, 2020 and 2019 (in thousands):
	Year Ended December 31,
	2020	2019
Current:
Federal	$—	$—
State	27	15
Total current	27	15
Total provision for income taxes	$27	$15
Deferred income tax assets and liabilities are comprised of the following as of December 31, 2020 and 2019 (in thousands):
	Year Ended December 31,
	2020	2019
Deferred tax assets:
Net operating loss carry forwards	$13,009	$11,943
Interest carryforwards	736	592
Other	707	708
Gross deferred income tax assets	14,452	13,243
Less: Valuation allowance	(14,452)	(13,243)
Net deferred tax assets	$—	$—
A reconciliation of income tax expense to the amounts computed by applying the statutory federal income tax rate to income before income tax are as follows for the years ended December 31, 2020 and 2019 (in thousands):
	Year Ended December 31,
	2020	2019
Statutory income tax benefit	$(1,456)	$(1,687)
State and local taxes, net of federal tax benefit	(282)	(597)
Nondeductible expenses	92	84
Change in valuation allowance	1,388	2,153
Change in rate (state)	106	8
Other	179	54
Income tax provision	$27	$15
The Company establishes a valuation allowance when it is more likely than not that the Company’s recorded net deferred tax asset will not be realized. In determining whether a valuation allowance is required, the Company takes into account all positive and negative evidence with regard to the utilization of a deferred tax asset. As of December 31, 2020 and 2019, the valuation allowance for deferred tax assets totaled approximately $14.5 million and $13.2 million, respectively.
The Company plans to continue to provide a full valuation allowance on future tax benefits until it can sustain an appropriate level of profitability and until such time, the Company would not expect to recognize any significant tax benefits in its future results of operations.
As of December 31, 2020, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $47.5 million and $47.1 million, respectively. Federal net operating loss carryforwards, except those arising in tax years beginning after December 31, 2017, begin to expire in 2032, unless previously utilized. Federal net operating loss carryforwards arising in tax years beginning after December 31, 2017 have an indefinite carryforward period and do not expire, but the deduction for these carryforwards is limited to 80% of current-year taxable income for taxable years beginning after 2020. State net operating loss carryforwards begin to expire in 2028. The utilization of net operating loss carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions due to a change in ownership.
The Company has not recognized any liability for unrecognized tax benefits. The Company expects any resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained; therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate.
The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrual for the payment of interest or penalties. For Federal purposes, the years subject to examination are 2017 through 2020. For state purposes, the years subject to examination are 2016 through 2020. In addition, the utilization of net loss carryforwards is subject to Internal Revenue Service review for the periods in which those net losses were incurred. The Company is not under audit by any taxing jurisdictions at this time. The Company does not anticipate any significant decreases in unrecognized tax benefits within the next twelve months.
On March 27, 2020, the CARES Act was enacted in response to the COVID-19 pandemic. The CARES Act, among other things, modified the business interest deduction limitation for tax years beginning in 2019 and 2020 from 30% of adjusted taxable income (“ATI”) to 50% of ATI. The CARES Act also permitted net operating loss carryovers and carrybacks to offset 100% of taxable income for taxable years beginning before 2021. In addition, net operating losses incurred in 2018, 2019, and 2020 can be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The interest expense and net operating loss provisions of the CARES Act are not expected to have a material impact on the Company’s consolidated financial statements.
17.   SUBSEQUENT EVENTS
Employee Promissory Notes
Between February and April 2021, the Company entered into full recourse promissory notes with its CEO, General Counsel, President, and CFO related to stock option exercises for 497,779 shares, 85,452 shares, 291,828 shares, and 37,464 shares, respectively. The aggregate principal balance of the promissory notes was $1.1 million. Prior to their forgiveness, the promissory notes were prepayable at any time at the option of the employee. Interest accrued at 2.25% per annum, compounding annually, and was payable at the earlier of: (i) the date of any sale, transfer or other disposition of all or any portion of the shares, (ii) five years from the date of the promissory note, or (iii) the latest date repayment must be made in order to prevent a violation of Section 13(k) of the Securities Exchange Act of 1934.
In May 2021, the Company entered into additional full recourse promissory notes with its CEO, General Counsel, President, CFO, and COO related to stock option exercises for 417,942 shares, 115,154 shares, 423,672 shares, 89,832 shares, and 125,000 shares, respectively. The aggregate principal balance of the promissory notes was $2.4 million. Prior to their forgiveness, the promissory notes were prepayable at any time at the option of the employee. Interest accrued at 4.02% per annum, compounding annually, and was payable at the earlier of: (i) the date of any sale, transfer or other disposition of all or any portion of the shares, (ii) five years from the date of the promissory note, or (iii) the latest date repayment must be made in order to prevent a violation of Section 13(k) of the Securities Exchange Act of 1934.
PPP Loan Forgiveness
Under the CARES Act, PPP loan recipients were able to apply for forgiveness of a portion or the loan in its entirety. In March 2021, the Company’s PPP loan of $1.4 million was forgiven in its entirety prior to any interest payments or repayments of principal. Accordingly, upon forgiveness of the PPP loan in March 2021, the Company recognized other income of $1.4 million.
Series F Preferred Stock Issuance
During the second quarter of 2021, the Company raised net proceeds of $9.1 million through the sale of 714,272 shares of Series F Preferred Stock (excludes the issuance of 71,428 shares of Series F Preferred Stock in connection with the purchase of certain of Natural Merchants, Inc. discussed below). Additionally, during the second quarter of 2021, the Company issued warrants to purchase an aggregate of 285,704 shares of Series F Preferred Stock for $14.00 per share.
Purchase of Certain Assets of Natural Merchants, Inc.
In May 2021, the Company purchased certain assets of an international wine importer for a total purchase price of up to $13 million (comprised of up to $12 million in cash and $1 million in Winc Series F preferred stock). The initial cost is $8 million cash and $1 million of Winc Series F preferred stock (71,428 shares at $14.00 per share). The additional $4 million of cash payments are contingent upon achieving certain performance targets during 2021 and 2022 (up to $2 million of additional consideration in each year).
The Company has evaluated subsequent events through June 18, 2021, the date the consolidated financial statements were available to be issued and concluded that no other events have occurred subsequent to December 31, 2020 that require consideration as adjustments to or disclosure in its consolidated financial statements, other than those disclosed above.

Winc, Inc.
Condensed Consolidated Balance Sheets
(In thousands, except share and per share amounts)
	June 30, 2021 (unaudited)	December 31, 2020
Assets
Current assets
Cash	$2,396	$7,008
Accounts receivable, net of allowance for doubtful accounts and sales returns of $0.5 million and $0.2 million as of June 30, 2021 and December 31, 2020, respectively	3,790	1,505
Employee advances	35	34
Inventory	22,280	11,880
Prepaid expenses and other current assets	4,065	3,012
Total current assets	32,566	23,439
Property and equipment, net	694	654
Intangible assets, net	9,960	—
Other assets	617	131
Total assets	$43,837	$24,224
Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities
Accounts payable	$7,720	$3,673
Accrued liabilities	6,258	4,759
Contract liabilities	10,627	8,691
Current portion of long-term debt	1,590	1,526
Line of credit	1,000	—
Total current liabilities	27,195	18,649
Deferred rent	170	223
Warrant liabilities	3,995	1,067
Paycheck Protection Program note payable	—	1,364
Long-term debt, net	—	812
Early exercise stock option liability	1,947	—
Other liabilities	1,468	496
Total liabilities	34,775	22,611
Commitments and contingencies (Note 11)
Redeemable convertible preferred stock, $0.0001 par value, 80,083,782 and 71,512,354 shares authorized, 8,384,906 and 7,266,986 shares issued and outstanding, aggregate liquidation preference of $87,405,921 and $71,746,475 as of June 30, 2021 and December 31, 2020, respectively	68,896	56,462
Stockholders’ deficit
Common stock, $0.0001 par value, 115,490,000 and 106,910,000 shares authorized as of June 30, 2021 and December 31, 2020, respectively, 3,055,102 and 945,794, shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively	2	1
Employee promissory notes	(3,453)	—
Treasury stock (168,750 shares outstanding as of June 30, 2021 and December 31, 2020)	(7)	(7)
Additional paid-in capital	4,033	2,229
Accumulated deficit	(60,409)	(57,072)
Total stockholders’ deficit	(59,834)	(54,849)
Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$43,837	$24,224
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Winc, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)
(In thousands, except share and per share amounts)
	Six Months Ended June 30,
	2021	2020
Net revenues	$35,116	$29,166
Cost of revenues	19,953	18,224
Gross profit	15,163	10,942
Operating expenses
Marketing	7,979	6,948
Personnel	5,387	3,466
General and administrative	5,567	3,373
Production and operations.	54	89
Creative development	156	54
Total operating expenses.	19,143	13,930
Loss from operations	(3,980)	(2,988)
Other income (expense)
Interest expense	(421)	(531)
Change in fair value of warrant liabilities	(893)	(229)
Other income, net.	1,972	9
Total other income (expense), net	658	(751)
Loss before income taxes.	(3,322)	(3,739)
Income tax expense	15	7
Net loss	$(3,337)	$(3,746)
Net loss per common share−basic and diluted.	$(1.90)	$(4.21)
Weighted-average common shares outstanding−basic and diluted	1,754,958	889,559
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Winc, Inc.
Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and
Stockholders’ Deficit
(Unaudited)
(In thousands, except share amounts)
	Redeemable Convertible Preferred Stock		Common Stock		Treasury Stock		Promissory Notes for Common Stock Issued	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount	Number of Outstanding Shares	Amount
Balance as of December 31, 2020	7,266,986	$56,462	945,794	$1	(168,750)	$(7)	$—	$2,229	$(57,072)	$(54,849)
Stock-based compensation	—	—	—	—	—	—	—	172	—	172
Stock option exercises	—	—	2,109,308	1	—	—	—	1,627	—	1,628
Vesting of early exercised stock options								5		5
Employee promissory notes issued for the exercise of stock options	—	—	—	—	—	—	(3,453)	—	—	(3,453)
Issuance of Series E Preferred Stock, net of $499 of issuance costs	332,220	4,162	—	—	—	—	—	—	—	—
Issuance of Series F Preferred Stock, net of $694 of issuance costs	714,272	7,272	—	—	—	—	—	—	—	—
Issuance of Series F Preferred Stock in connection with an acquisition	71,428	1,000	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(3,337)	(3,337)
Balances as of June 30, 2021	8,384,906	$68,896	3,055,102	$2	(168,750)	$(7)	$(3,453)	$4,033	$(60,409)	$(59,834)
Balance as of December 31, 2019	6,401,491	$49,629	889,544	$1	(168,750)	$(7)		$1,936	$(50,114)	$(48,184)
Stock-based compensation	—	—	—	—	—	—		110	—	110
Issuance of Series D Preferred Stock, net of $1,831 of issuance costs	632,753	5,333	—	—	—	—		—	—	—
Net loss	—	—	—	—					(3,746)	(3,746)
Balances as of June 30, 2020	7,034,244	$54,962	889,544	$1	(168,750)	$(7)		$2,046	$(53,860)	$(51,820)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Winc, Inc.
Condensed Consolidated Statements of Cash Flow
(Unaudited)
(In thousands)
	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities
Net loss	$(3,337)	$(3,746)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization expense	294	269
Amortization of debt issuance costs	85	137
Stock-based compensation	172	110
Change in fair value of warrant liabilities	893	229
Interest income from employee promissory notes	(17)	—
Gain on debt forgiveness−Paycheck Protection Program note payable	(1,364)	—
Change in operating assets and liabilities
Accounts receivable	(790)	(1,966)
Inventory	(8,271)	(126)
Prepaid expenses and other current assets	(1,053)	(264)
Other assets	(486)	1
Accounts payable	2,296	3,594
Accrued liabilities	499	125
Contract liabilities	1,936	3,032
Deferred rent	(53)	(40)
Other liabilities	47	154
Net cash (used in) provided by operating activities	(9,149)	1,509
Cash flows from investing activities
Cash paid for asset acquisitions	(8,758)	—
Purchase of property and equipment	(251)	(156)
Cash paid for Employee Advances	—	(19)
Net cash used in investing activities	(9,009)	(175)
Cash flows from financing activities
Proceeds from Paycheck Protection Program note payable	—	1,364
Borrowings (payments) on line of credit, net	1,000	(6,000)
Repayments of long-term debt	(833)	(833)
Proceeds from issuance of preferred stock and warrants to purchase preferred stock, net of issuance costs	13,309	5,333
Proceeds from exercise of employee stock options	70	—
Net cash provided by (used in) financing activities	13,546	(136)
Net (decrease) increase in cash	(4,612)	1,198
Cash-beginning of period	7,008	6,418
Cash-end of period	$2,396	$7,616
Supplemental disclosures of cash flow information
Interest paid	$131	$431
Taxes paid	$37	$7
Noncash investing and financing activities
Deferred offering costs in accounts payable and accrued liabilities	$314	$—
Accrued preferred stock issuance costs	$83	$—
Employee promissory notes issued for stock option exercises	$3,453	$—
Vesting of early exercised stock options	$5	$—
Forgiveness of Paycheck Protection Program note payable	$1,364	$—
Issued shares of redeemable convertible preferred stock in connection with acquisitions	$1,000	$—
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Winc, Inc.
Notes to the Condensed Consolidated Financial Statements
(Unaudited)
1.   DESCRIPTION OF BUSINESS
Winc, Inc. (the “Company” or “Winc”) is a Delaware corporation, which was originally incorporated on August 11, 2011. The Company offers participation in its membership rewards program (“Insider Access”) that enables consumers to gain access to member-only pricing, emails, newsletters, special offers, and other updates to maximize their experience. The Company provides personalized consumer recommendations, delivering a shipment of wine per month for a monthly fee. The Company has a direct-to-consumer model, which involves the Company bottling, labeling, and distributing wine under its own winery license. The Company also features wines at select retailers and restaurants nationwide. A variety of the wines offered online and through wholesale are produced at third-party vineyards and wineries.
The Company sources from vineyards and works with winemakers and ships all wine, domestic and international, in bulk containers to a centralized winemaking and bottling facility on California’s Central Coast.
2.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements of Winc and its wholly-owned subsidiaries have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) and are the responsibility of the Company’s management. These unaudited interim condensed consolidated financial statements do not include all of the information and notes required by U.S. GAAP for annual financial statements. Accordingly, these unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2020 contained herein. The Company’s accounting policies are consistent with those presented in the audited consolidated financial statements included herein. All significant intercompany balances and transactions have been eliminated in consolidation.
The accompanying balance sheet at December 31, 2020 has been derived from the audited balance sheet at December 31, 2020 contained in this prospectus. Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.
Reclassifications
Certain reclassifications have been made to the prior periods’ consolidated financial statements in order to conform to the current period presentation. These reclassifications did not impact any prior amounts of net loss or cash flows.
Liquidity Matters
As of June 30, 2021, the Company had $2.4 million of cash and an accumulated deficit of $60.4 million, and for the six months ended June 30, 2021, the Company incurred a net loss of $3.3 million and negative cash flows from operating activities of $9.1 million. Through the six months ended June 30, 2021, the Company has been dependent on debt and equity financing to fund its operations. During the first half of 2021, the Company issued and sold 714,272 shares of Series F redeemable convertible preferred stock for net proceeds of $9.1 million (excludes the issuance of 71,428 shares of Series F Preferred Stock in connection with the acquisition of certain assets of Natural Merchants, Inc. — see Note 3 — and includes proceeds allocated to warrants issued in connection with the Series F offering — see Note 10) and 332,220 shares of Series E redeemable convertible preferred stock for net proceeds of $4.2 million.
The Company’s management believes it will continue to obtain third party financing to support future operations until the Company itself achieves profitability on a stand-alone basis. However, there can be no assurance that projected revenue growth and improvement in operating results will occur or that the

Company will successfully implement its plans. In the event cash flow from operations and borrowings are not sufficient, additional sources of financing, such as public or private equity offerings, will be required in order to maintain the Company’s current operations. Management determined that current and expected financial conditions and liquidity do not raise substantial doubt about the entity’s ability to continue as a going concern. Management believes that the Company’s existing cash as of June 30, 2021, plus net proceeds from future debt and/or equity offerings, is sufficient to support operations for at least the next 12 months following issuance of these condensed consolidated financial statements.
Deferred Offering Costs
Costs directly related to the planned Company’s Initial Public Offering (“IPO”) are deferred for expense recognition and instead capitalized and recorded within other assets (non-current) on the accompanying condensed consolidated balance sheets. These costs consist of legal fees, accounting fees, and other applicable professional services. These deferred offering costs are expected to be reclassified to additional paid in capital upon the closing of the planned IPO. In the event the Company’s plans for an IPO are terminated, all deferred offering costs will be reclassified to general and administrative expenses on the Company’s consolidated statements of operations. There were no deferred offering costs capitalized as of December 31, 2020. As of June 30, 2021, $0.5 million of deferred offering costs had been capitalized.
COVID-19 Pandemic
On March 11, 2020, the World Health Organization characterized the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures. In response, extraordinary actions were taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of the COVID-19 pandemic in regions throughout the world. These actions included travel bans, quarantines, “stay-at-home” orders, and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. Some of these measures have since been rescinded, but the Company continues to take precautionary measures in order to minimize the risk of the virus to its employees and the communities in which it operates. While the impacts of the COVID-19 pandemic have generally stabilized during 2021, there remains uncertainty around the broader implications of the COVID-19 pandemic on the Company’s results of operations and overall financial performance. The COVID-19 pandemic has, to date, not had a material adverse impact on its results of operations or the ability to raise funds to sustain operations. The economic effects of the pandemic and resulting long-term societal changes are currently not predictable, and the future financial impacts could vary from those foreseen.
Emerging growth company status
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it: (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. The Company expects to use the extended transition period for any other new or revised accounting standards during the period in which it remains an emerging growth company.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the condensed consolidated financial statements and accompanying notes. Significant estimates include, but are not limited to, fair value of financial instruments, fair value of acquired assets, revenue recognition, and stock-based compensation. Actual results may differ materially from these estimates.

Accounts Receivable and Allowance for Doubtful Accounts
The following table summarizes the allowance for doubtful accounts (in thousands):
	June 30, 2021	December 31, 2020
Beginning balance	$238	$272
Provision	1,786	2,667
Write-offs, net	(1,545)	(2,701)
Ending balance	$479	$238
Employee Promissory Notes
Periodically, the Company issues promissory notes to employees in connection with the exercise of stock options. The promissory notes are prepayable at any time at the option of the employee and are payable at the earlier of: (i) the date of any sale, transfer or other disposition of all or any portion of the shares, (ii) five years from the date of the promissory note, or (iii) the latest date repayment must be made to prevent a violation of Section 13(k) of the Securities Exchange Act of 1934. Upon issuance, employee promissory notes are recorded as a component of stockholder’s deficit in the consolidated balance sheets.
Intangible Assets
Intangible assets acquired in a business combination or assets acquisition are initially recorded at fair value or relative fair value, respectively. Intangible assets with a definite useful life are amortized on a straight-line basis over the estimated useful life of the related assets.
The Company reviews its intangible assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the asset, including its eventual residual value, is compared to the carrying value to determine whether an impairment exists. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values.
The Company recognized no impairment charges during the six months ended June 30, 2021 or 2020.
New Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation, and disclosure of leases for both lessees and lessors. The new standard requires the lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee, and such classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which revised the effective date for ASU No. 2016-02, Leases (Topic 842) for fiscal years beginning after December 15, 2020. In June 2020, the FASB issued ASU No. 2020-05, Revenue From Contracts With Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, further delaying the effective date for ASU No. 2016-02, Leases (Topic 842) to fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company adopted ASU No. 2019-10 and ASU No. 2020-05 upon issuance by the FASB. The Company currently is assessing the impact of adopting ASU No. 2016-02 on its consolidated financial statements.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), as amended, which sets forth a “current expected credit loss” (CECL) model that requires the Company to measure all expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost and applies to certain off-balance sheet credit exposures. The standard is effective for fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. The new standard removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. The standard is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.
3.   ACQUISITION OF CERTAIN ASSETS OF NATURAL MERCHANTS, INC.
In May 2021, the Company purchased certain assets of a boutique wine distributor, primarily consisting of relationships with certain suppliers, for a total purchase price of up to $13 million (comprised of up to $12 million in cash and $1 million in Winc Series F preferred stock). The initial purchase price was $8 million cash and $1 million of Series F preferred stock (71,428 shares at $14.00 per share). The additional $4 million of cash payments are contingent upon achieving certain performance targets during 2021 and 2022 (up to $2 million of additional consideration in each year).
The acquisition was accounted for as an asset acquisition and resulted in the recognition of $10 million of intangible assets and $2 million of net working capital. The Company capitalized transaction costs of $0.4 million related to the acquisition. Additionally, the Company recognized $2 million of contingent consideration as a liability as it was concluded to be probable of being paid to the seller. The acquired intangible assets, primarily consisting of relationships with certain suppliers, have a useful life of 20 years.
The Company recognized amortization expense related to the acquired intangible assets of $0.1 million and zero during the six months ended June 30, 2021 and 2020
4.   INVENTORY
Inventory consists of the following as of June 30, 2021 and December 31, 2020 (in thousands):
	June 30, 2021	December 31, 2020
Raw materials	$4,220	$4,753
Finished goods	17,932	6,980
Packaging	128	147
Total inventory	$22,280	$11,880

5.   PREPAID EXPENSES AND OTHER CURRENT ASSETS
Prepaid expenses and other current assets consists of the following as of June 30, 2021 and December 31, 2020 (in thousands):
	June 30, 2021	December 31, 2020
Prepaid wine crushing services	$1,539	$1,252
Prepaid freight	1,049	488
Prepaid software licenses	242	151
Prepaid marketing	225	151
Prepaid insurance and benefits	186	372
Deposits	65	19
Prepaid other	759	579
Total prepaid expenses and other current assets	$4,065	$3,012
6.   PROPERTY AND EQUIPMENT
Property and equipment, net consists of the following as of June 30, 2021 and December 31, 2020 (in thousands):
	June 30, 2021	December 31, 2020
Capitalized software	$2,117	$1,966
Furnitures and fixtures	643	643
Machinery and equipment	318	262
Leasehold improvements	306	304
Computers and server equipment	194	153
Website development	168	168
Purchased software and licenses	132	132
	3,878	3,628
Less: accumulated depreciation and amortization	(3,184)	(2,974)
Total property and equipment, net	$694	$654
Depreciation and amortization expense totaled $0.3 million during both the six months ended June 30, 2021 and 2020, respectively.

7.   ACCRUED LIABILITIES
Accrued liabilities consists of the following as of June 30, 2021 and December 31, 2020 (in thousands):
	June 30, 2021	December 31, 2020
Inventory received not billed	$1,955	$1,944
Accrued acquisition consideration	1,000	—
Accrued payroll liabilities	708	659
Accrued marketing	384	634
Accrued professional fees	366	57
Accrued alcohol and tobacco tax	312	318
Accrued shipping	278	472
Other	1,255	675
Total accrued liabilities	$6,258	$4,759
8.   DEBT
In October 2015, the Company entered into a Loan and Security Agreement with Western Alliance Bank for a revolving line of credit of up to $12 million (the “WAB Line of Credit”). The WAB Line of Credit was subsequently amended to reduce the capacity to $7 million and extend the maturity to May 2020, at which point it was terminated. In December 2020, the Company entered into a Credit Agreement with Pacific Mercantile Bank for a new $7 million line of credit (the “PMB Line of Credit”). The PMB Line of Credit bears interest at a variable annual rate equal to 1.25% plus the Prime Rate (the Prime Rate was 3.25% as of both June 30, 2021 and December 31, 2020). The balance on the Company’s line of credit as of June 30, 2021 and December 31, 2020 was $1.0 million and zero, respectively. The Company was in compliance with the line of credit covenants as of June 30, 2021. The Company’s line of credit is within level 2 of the fair value hierarchy and its carrying value approximates its fair value.
In December 2017, the Company entered into a Loan and Security Agreement with Multiplier Capital for a term loan of $5 million. The loan has a maturity date of June 29, 2022 and bears interest at a variable annual rate equal to 6.25% above the Prime Rate, with a minimum interest rate of 11.5% and a maximum interest rate of 14.0% (applicable rate was 11.5% as of both June 30, 2021 and December 31, 2020). The balance as of June 30, 2021 and December 31, 2020, net of unamortized debt issuance costs, was $1.6 million and $2.3 million, respectively. The Company was in compliance with the term loan covenants as of June 30, 2021. The Company’s term loan is within level 2 of the fair value hierarchy and its carrying value approximates its fair value.
Interest expense on the Company’s line of credit and term loan for the six months ended June 30, 2021 and 2020 was $0.4 million and $0.5 million, respectively.
The following table summarizes the Company’s stated debt maturities and scheduled principal repayments as of June 30, 2021 (in thousands):
Year ending December 31,(1)
2021 (six months)	$833
2022	833
Total	$1,666

(1)
Excludes debt issuance costs, which are presented net against the related debt balance in the consolidated balance sheets.

In connection with entering into and amending certain debt agreements, the Company granted warrants to purchase a fixed number of shares of the Company’s preferred stock, all of which remain outstanding as of June 30, 2021. See Note 10 for further information.

Paycheck Protection Program Loan
On April 20, 2020, the Company received a Paycheck Protection Program loan administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Security Act. The Company received a $1.4 million loan from Western Alliance Bank to help maintain payroll and operations through the period impacted by the COVID-19 pandemic. The Company applied for and was granted loan forgiveness for the full principal balance in March 2021 prior to making any interest or principal payments. Accordingly, the Company recognized other income of $1.4 million upon forgiveness.
9.   RELATED PARTY TRANSACTIONS
Employee Advances
During the six months ended June 30, 2021 and 2020, the Company collected zero receivables from employees and gave no material advances in either period. The receivables are presented as employee advances in the accompanying consolidated balance sheets.
Employee Promissory Notes
Refer to Note 12 for information regarding promissory notes issued to employees in connection with stock option exercises.
Other Related Party Transactions
During both the six months ended June 30, 2021 and 2020, the Company paid a related party less than $0.1 million for brand consulting services.
10.   WARRANT LIABILITIES
In connection with certain past debt and equity financings, the Company issued the following warrants, all of which were exercisable upon issuance:
Date Issued	Number of Shares	Preferred Stock Series	Price per Share	Expiration Date
July 3, 2013	6,843	Series Seed	$2.20	July 3, 2023
April 15, 2016	2,862	Series B	$10.48	April 15 2026
December 7, 2017	834	Series B-1	$10.48	December 7, 2024
December 29, 2017	107,455	Series B-1	$10.48	December 29, 2027
April 6, 2021	285,704	Series F	$14.00	April 6, 2026
The warrants are recognized as liabilities in the consolidated balance sheets and are subject to re-measurement at each balance sheet date after issuance. Any change in fair value is recognized as a component of other income (expense) in the period of change. As of June 30, 2021, all warrants remain outstanding.
The valuation of the Company’s warrants contained unobservable inputs that reflected the Company’s own assumptions for which there was little market data. Accordingly, the Company’s warrant liabilities were measured at fair value on a recurring basis using unobservable inputs and were classified as Level 3 inputs. The fair value of the warrant liabilities was determined using the Black-Scholes option pricing model and the following assumptions:
	Six Months Ended June 30,
	2021	2020
Risk free interest rates	0.87% – 1.45%	0.25%
Expected term (in years)	2.01 – 6.50	3.01 – 7.50
Dividend yield	—	—
Expected volatility	60%	60%
Fair value of preferred stock	$16.88	$14.00

As of June 30, 2021 and December 31, 2020, the Company estimated the fair value of warrant liabilities using Black-Scholes model to be $4.0 million and $1.1 million, respectively.
The following table provides a roll-forward of the aggregate fair value of the Company’s warrant liabilities (in thousands):
Warrant Liabilities
Fair value at December 31, 2019	$859
Change in fair value of warrant liabilities	229
Fair value at June 30, 2020	1,088
Change in fair value of warrant liabilities	(21)
Fair value at December 31, 2020	1,067
Issuance of Series F warrants	2,035
Change in fair value of warrant liabilities	893
Fair value at June 30, 2021	$3,995
11.   COMMITMENTS AND CONTINGENCIES
Operating Leases
As of June 30, 2021, the Company had three non-cancelable operating leases for various facilities, which expire in June 2022, December 2022 and January 2023, respectively. Minimum future rental commitments under non-cancelable operating leases, primarily for equipment and office facilities, as of June 30, 2021 are as follows (in thousands):
Years ending December 31,
2021 (six months)	$626
2022	1,147
Total	$1,773
As of June 30, 2021, the Company had entered into one additional non-cancelable operating lease that had not yet commenced. While the timing of lease commencement is uncertain, the Company expects the lease to commence during the third quarter of 2021, at which time the Company will begin making minimum rent payments. Minimum future rental commitments under this lease are $0.5 million over the 38-month term.
The Company is also party to two non-cancelable sublease agreements and had one additional sublease agreement expire in April 2020. Both subleases are set to expire in December 2022. Minimum future sublease rental income under the non-cancelable operating subleases as of June 30, 2021, are as follows (in thousands):
Years ending December 31,
2021 (six months)	$382
2022	785
Total	$1,167
Legal
The Company is involved, from time to time, in disputes that are incidental to its business. Management has reviewed these matters to determine if reserves are required for losses that are probable to materialize and reasonable to estimate in accordance with the authoritative guidance on accounting for contingent losses. Management evaluates such reserves, if any, based upon several criteria including the merits of each claim, settlements discussions, and advice from outside legal counsel, as well as indemnification of amounts expended by the Company’s insurers or others, if any.

In management’s opinion, none of these legal matters, individually or in the aggregate, are likely to have a material adverse effect on the Company’s combined financial position or results of operations.
12.   STOCK-BASED COMPENSATION
All employees are eligible to be granted options to purchase common stock under the Company’s 2012 and amended 2013 Equity Incentive Plans (the “Equity Plans”). Under provisions of the 2012 and 2013 Equity Plans, the Company is authorized to issue up to 409,565 shares and 2,749,406 of its common stock, respectively, of which 2,279,649 have been granted under stock option awards as of June 30, 2021. The purpose of the Company’s stock-based compensation awards is to incentivize employees and other individuals who render services to the Company by providing opportunities to purchase stock in the Company.
All options granted under the 2012 and 2013 Equity Incentive Plans will expire five and ten years, respectively, from their date of issuance. Stock options generally have a four-year vesting period from their date of issuance.
The Company’s Board of Directors administer the Equity Plans, select the individuals to whom options will be granted, determine the number of options to be granted and the term and exercise price of each option. Incentive stock options and non-statutory stock options granted pursuant to the terms of the Equity Plans cannot be granted with an exercise price of less than 100% of the fair market value of the underlying Company stock on the date of the grant (110% if the award is issued to an individual that owns 10% or more of the Company’s outstanding stock). The term of the options granted under the Equity Plans cannot be greater than 10 years (five years for incentive stock options granted to optionees who have greater than 10% ownership interest in the Company). Options granted generally vest 25% on the one-year anniversary of the date of grant with the remaining balance vesting equally on a monthly basis over the subsequent three years.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model for incentive stock options granted to employees and on the reporting date for non-employees. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company estimates expected volatility based on historical and implied volatility data of comparable companies. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated using the “simplified method.”
The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The following table summarizes the key valuation assumptions for options granted during the six months ended June 30, 2021 and 2020:
Six Months Ended June 30,
	2021	2020
Risk free interest rates	0.98% – 1.11%	0.40% – 0.44%
Expected term (in years)	5.53 – 6.12	5.46 – 5.99
Dividend yield	—	—
Expected volatility	36.91% – 37.10%	36.20% – 36.54%
Fair value of common stock	$1.84 – $2.00	$1.36 – $1.44

The following table summarizes stock option activity under the Company’s stock-based compensation plan during the six months ended June 30, 2021:
	Shares Available for Grant	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2020	2,352,952	$1.68	7.52	—
Exercised	(2,109,308)	1.67	7.07	7,632
Granted	430,750	5.28	7.90	—
Forfeited	(110,034)	4.97	—	35
Expired	(3,281)	3.76	—	25
Outstanding as of June 30, 2021	561,079	3.84	8.19	—
Vested and exercisable as of June 30, 2021	184,313	$2.12	5.44	$584
During the six months ended June 30, 2021, the weighted-average grant date fair value per share of stock options granted was $1.96. During the six months ended June 30, 2021, the aggregate intrinsic values of stock option awards exercised was $7.6 million, determined at the date of option exercise.
The aggregate intrinsic value was calculated as the difference between the exercise prices of the underlying stock option awards and the estimated fair value of the Company’s common stock on the date of exercise. Total unvested and unexercised shares under options as of June 30, 2021 and December 31, 2020, totaled 376,766 and 1,321,784, respectively.
The total fair value of shares vested and unexercised as of June 30, 2021 and December 31, 2020 was $1.0 million and $4.9 million, respectively.
Total stock-based compensation expense for the six months ended June 30, 2021 and 2020 was $0.2 million and $0.1 million, respectively, and is recognized as a personnel expense in the consolidated statements of operations. Total unrecognized compensation cost related to unvested stock options as of June 30, 2021 is $1.2 million and is expected to be recognized over a weighted average period of 1.58 years.
Common Stock Subject to Repurchase
The Equity Plans allow for the early exercise of stock options for certain individuals, as determined by the Board of Directors. Common stock purchased pursuant to an early exercise of stock options is not deemed to be outstanding for accounting purposes until those shares vest. The consideration received for an exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability. Upon termination of service, the Company may, at their discretion, repurchase unvested shares acquired through early exercise of stock options at a price equal to the price per share paid upon the exercise of such options. The Company includes unvested shares subject to repurchase in the number of shares of common stock outstanding on the statement of redeemable convertible preferred stock and stockholders’ deficit.
During the six months ended June 30, 2021, options to purchase 820,792 shares of common stock were exercised early. The Company had a liability of $1.9 million and zero as of June 30, 2021 and December 31, 2020, respectively, related to early exercises of stock options, which is recorded as early exercise stock option liability in the condensed consolidated balance sheets. The liability is reclassified into stockholders’ deficit as the awards vest.
Employee Promissory Notes
Between February and May 2021, the Company entered into full recourse promissory notes with its CEO, General Counsel, President, CFO, and COO related to stock option exercises for a total of 915,721 shares, 200,606 shares, 715,500 shares, 127,296 shares, and 125,000 shares, respectively. The aggregate principal balance of the promissory notes was $3.5 million. Prior to their forgiveness, the notes issued in February and April accrued interest at 2.25% per annum and the May notes accrued interest at 4.07% per annum, compounding annually. The promissory notes were prepayable at any time at the option of the employee and were payable at the earlier of: (i) the date of any sale, transfer or other disposition of all or any portion of the shares, (ii) five years from the date of the promissory note, or (iii) the latest date repayment must be made to prevent a violation of Section 13(k) of the Securities Exchange Act of 1934.
13.   EMPLOYEE BENEFIT PLAN
The Company has a 401(k) defined contribution plan which permits participating U.S. employees to defer up to a maximum of 100% of their compensation, subject to limitations established by the Internal Revenue Service. Employees aged 21 and older are eligible to contribute to the plan starting 30 days after their employment date. Once eligible, participants are automatically enrolled to contribute 6% of eligible compensation or may elect to contribute a whole percentage of their eligible compensation subject to annual Internal Revenue Code limits. The Company made no contributions during the six months ended June 30, 2021 or the year ended December 31, 2020.
14.   STOCKHOLDERS’ EQUITY AND REDEEMABLE CONVERTIBLE PREFERRED STOCK
Amended and Restated Certification of Incorporation
In accordance with the Amended and Restated Certificate of Incorporation dated April 1, 2021, the Company is authorized to issue two classes of stock, common stock and preferred stock. As of June 30, 2021, the Company shall have authority to issue 115,490,000 shares of common stock with par value of $0.0001 per share and 80,083,782 shares of preferred stock with par value of $0.0001 per share.
At June 30, 2021, outstanding shares of common stock included 817,974 shares subject to repurchase related to stock options early exercised and unvested.
Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock consisted of the following (in thousands, except share data):
	June 30, 2021
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference	Common Stock Issuable on Conversion
Series Seed Preferred Stock	13,296,372	1,655,186	$3,628	$3,628	1,655,186
Series A Preferred Stock	8,276,928	1,034,604	9,458	10,006	1,034,604
Series B Preferred Stock	13,381,711	1,669,848	17,472	17,499	1,669,848
Series B-1 Preferred Stock	7,736,552	858,825	8,942	13,501	858,825
Series C Preferred Stock	8,209,586	1,026,198	9,500	15,000	1,026,198
Series D Preferred Stock	10,611,205	822,214	5,877	9,306	822,214
Series E Preferred Stock	10,000,000	532,331	5,747	7,466	532,331
Series F Preferred Stock	8,571,428	785,700	8,272	11,000	785,700
Total	80,083,782	8,384,906	$68,896	$87,406	8,384,906

	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference	Common Stock Issuable on Conversion
Series Seed Preferred Stock	13,296,372	1,655,186	$3,628	$3,628	1,655,186
Series A Preferred Stock	8,276,928	1,034,604	9,458	10,006	1,034,604
Series B Preferred Stock	13,381,711	1,669,848	17,472	17,499	1,669,848
Series B-1 Preferred Stock	7,736,552	858,825	8,942	13,501	858,825
Series C Preferred Stock	8,209,586	1,026,198	9,500	15,000	1,026,198
Series D Preferred Stock	10,611,205	822,214	5,877	9,306	822,214
Series E Preferred Stock	10,000,000	200,111	1,585	2,806	200,111
Total	71,512,354	7,266,986	$56,462	$71,746	7,266,986
During the six months ended June 30, 2021, the Company raised capital of $13.3 million (net of issuance costs) through: (i) the sale of 714,272 shares of Series F redeemable convertible preferred stock (the “Series F Preferred Stock”) at $14.00 per share (inclusive of proceeds allocated to warrants issued in connection with the Series F offering — see Note 10) and (ii) the sale of 332,220 shares of Series E Preferred Stock at $14.00 per share.
During the year ended December 31, 2020, the Company raised capital of $5.2 million (net of issuance costs) through the sale of 665,384 shares of Series D redeemable convertible preferred stock (the “Series D Preferred Stock”) at $11.3088 per share.
During the year ended December 31, 2020, the Company raised capital of $1.6 million (net of issuance costs) through the sale of 200,111 shares of Series E redeemable convertible preferred stock (the “Series E Preferred Stock”) at $14.00 per share.
Unless otherwise indicated, all attributes described below apply to Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series B-1 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, and Series F Preferred Stock.
Voting Rights
The holders of common stock are entitled to one vote for each share of common stock.
The holders of preferred stock are entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by other provisions of the Certificate of Incorporation, holders of preferred stock shall vote together with holders of common stock as a single class.
Dividends
The Company shall not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of common stock payable in shares of common stock) unless the holders of preferred stock shall simultaneously receive a dividend on each outstanding share of preferred stock in an amount at least equal to (i) in the case of a dividend on common stock or any class or series that is convertible into common stock, that dividend per share of preferred stock as would equal the product of (a) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (b) the number of shares of common stock issuable upon conversion of a share of preferred stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of preferred stock determined by (a) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (b) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company, the dividend payable to the holders of preferred stock pursuant to Section 1 of the Company’s Amended and Restated Certificate of Incorporation shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest preferred stock dividend.
Through June 30, 2021, there were no dividends declared, paid, or set aside.
Conversion
The holders of preferred stock have conversion rights. Each share of preferred stock shall be convertible, at the option of the holder at any time and without the payment of additional consideration by the holder into such number of fully paid and non-assessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price at the time of conversion. The Series Seed conversion price is equal to $2.192. The Series A conversion price is equal to $9.6712. The Series B conversion price is equal to $10.4792. The Series B-1 conversion price is equal to $10.48. The Series C conversion price is equal to $9.7448. The Series D conversion price is equal to $11.3088. The Series E and Series F conversion prices are equal to $14.00. Such initial conversion price, and the rate at which shares of preferred stock may be converted into shares of common stock, shall be subject to adjustments as provided in the Ninth Amended and Restated Certificate of Incorporation.
No fractional shares of common stock are issued upon conversion of the preferred stock. In lieu of fractional shares, the Company shall pay cash equal to such fraction multiplied by the fair market value of a share of common stock as determined in good faith by the Board of Directors of the Company.
At conversion, any shares of preferred stock shall be retired and cancelled and may not be reissued as shares of such series.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series F Preferred Stock, Series E Preferred Stock, Series D Preferred Stock, Series C Preferred Stock, and Series B-1 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock or Common Stock.
The holders of shares of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one and one-half times the original issue price (for Series C and Series B-1 Preferred Stock) and one times the original issue price (for Series F, Series E, Series D, Series B, Series A, and Series Seed Preferred Stock), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock.
After the payment of all preferential amounts required to be paid to the holders of shares of preferred stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.
Deemed liquidation events include: (a) a merger or consolidation or (b) the sale, lease, transfer, exclusive license, or other disposition of substantially all of the Company’s assets.
Through June 30, 2021, no liquidation events had occurred.
15.   SEGMENT INFORMATION
The Company evaluates its business and allocates resources based on its two reportable business segments: Direct to Consumer (“DTC”) and Wholesale. The Company has a non-reportable segment that is comprised of a small business line focused on testing new products to determine if they have long-term viability prior to integration into the DTC and/or Wholesale distribution channels. The Company does not report asset information by segment because that information is not used to evaluate Company performance or allocate resources between segments.
The Company evaluates performance based on Gross Profit (calculated in accordance with GAAP).
The following tables summarize information for the reportable segments (in thousands):
For the six months ended June 30, 2021:
	For the Six Months Ended June 30, 2021
	DTC	Wholesale	Other non-reportable	Corporate non-segment	Total
Net revenues	$26,852	$7,624	$640	$—	$35,116
Cost of revenues	(15,356)	(4,323)	(274)	—	(19,953)
Gross profit	11,496	3,301	366	—	15,163
Operating expenses	(10,288)	(2,205)	(887)	(5,763)	(19,143)
Interest expense	—	—	—	(421)	(421)
Change in fair value of warrant liabilities	—	—	—	(893)	(893)
Other income	—	—	—	1,972	1,972
Income (loss) before income taxes	$1,208	$1,096	$(521)	$(5,105)	$(3,322)
For the six months ended June 30, 2020:
	For the Six Months Ended June 30, 2020
	DTC	Wholesale	Other non-reportable	Corporate non-segment	Total
Net revenues	$24,823	$4,023	$320	$—	$29,166
Cost of revenues	(15,402)	(2,685)	(137)	—	(18,224)
Gross profit	9,421	1,338	183	—	10,942
Operating expenses	(7,743)	(1,571)	(98)	(4,518)	(13,930)
Interest expense	—	—	—	(531)	(531)
Change in fair value of warrant liabilities	—	—	—	(229)	(229)
Other income	—	—	—	9	9
Income (loss) before income taxes	$1,678	$(233)	$85	$(5,269)	$(3,739)
16.   BASIC AND DILUTED NET LOSS PER SHARE
Basic net loss per share is based upon the weighted average number of common shares outstanding. Dilution is computed by applying the treasury stock and if-converted methods, as applicable. For both periods presented, the weighted average number of shares used to compute basic and diluted loss per share is the same since the effect of potentially dilutive securities is antidilutive. The convertible preferred stock are considered participating securities; however, they were excluded from the computation of basic loss per share in the periods of net loss as there is no contractual obligation or terms for the holders to share in the losses of the Company. See Note 14 for additional information regarding the rights of preferred stockholders.

The following securities were excluded due to their anti-dilutive effect on net loss per common share recorded for the six months ended June 30, 2021 and 2020:
	Six Months Ended June 30,
	2021	2020
Stock options outstanding	561,079	2,300,160
Unvested stock options early exercised	817,974	—
Redeemable convertible preferred stock	8,384,906	7,034,244
Warrants to purchase redeemable convertible preferred stock	403,698	117,994
Total	10,167,657	9,452,398
17.   INCOME TAXES
The components of income tax expense are as follows for the six months ended June 30, 2021 and 2020 (in thousands):
	Six Months Ended June 30,
	2021	2020
Current:
Federal	$—	$—
State	15	7
Total current	15	7
Total provision for income taxes	$15	$7
The effective tax rate for the six months ended June 30, 2021 and June 30, 2020, differs from the U.S. federal statutory primarily due to a full valuation allowance related to the Company’s deferred tax assets.
The Company is subject to taxation in the United States and various state jurisdictions. The Company is generally subject to examination by tax authorities in the U.S. federal and state jurisdictions for 2017 and 2016, respectively, and forward. However, to the extent allowed by law, the taxing authorities may have the right to examine periods where net operating losses were generated and carried forward, and make adjustments to the amount of the net operating losses. The Company is not currently under examination by any jurisdictions.
As of June 30, 2021, the Company has not recognized any liability for unrecognized tax benefits. The Company expects any resolution of unrecognized tax benefits, if created, would occur while the full valuation allowance of deferred tax assets is maintained; therefore, the Company does not expect to have any unrecognized tax benefits that, if recognized, would affect the effective tax rate. The Company does not expect a significant change in the amount of unrecognized tax benefits in the next twelve months. The Company’s continuing practice is to recognize interest and/or penalties related to income tax matters in income tax expense. As of June 30, 2021, the Company had no accrual for the payment of interest or penalties.
18.   SUBSEQUENT EVENTS
In February, April and May 2021, in order to fund the exercise of options to purchase our common stock, the Company entered into full recourse promissory notes with Geoffrey McFarlane, its Chief Executive Officer and a member of the Board of Directors; Matthew Thelen, its General Counsel and Chief Strategy Officer; Brian Smith, its President and the Chairperson of the Board of Directors; Carol Brault, its Chief Financial Officer; and Erin Green, its Chief Operating Officer; for aggregate principal amounts of $1,076,128, $501,776, $975,000, $414,270 and $468,500, respectively. The promissory notes were forgiven in September 2021.

The Company originally evaluated subsequent events through August 17, 2021, the date the condensed consolidated financial statements were available to be issued. For purposes of this filing, the Company has evaluated the effects of subsequent events through October 13, 2021. No other events have occurred subsequent to June 30, 2021 that require consideration as adjustments to or disclosure in its condensed consolidated financial statements, other than those described above.

PROSPECTUS
1,692,308 Shares
Common Stock

Spartan Capital Securities, LLC
Revere Securities LLC
November 10, 2021
Through and including December 5, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.